Form 20-F
period 2021-12-31
Imperial Petroleum Inc./Marshall Islands
filed 2022-03-29
CIK 1876581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number
001-41095

IMPERIAL PETROLEUM INC.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s Name into English)
Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)
331 Kifissias Avenue, Erithrea 14561 Athens, Greece
(Address of principal executive offices)
Harry N. Vafias
331 Kifissias Avenue, Erithrea 14561, Athens, Greece
Telephone: (011) (30) (210) 625 0001
Facsimile: (011) (30) (210) 625 0018
(Name, Telephone,
E-mail
and/or Facsimile Number and Address of Company Contact Person)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	IMPP	The Nasdaq Stock Market LLC
8.75% Series A Cumulative Redeemable Perpetual Preferred Stock	IMPPP	The Nasdaq Stock Market LLC
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None
SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021 was: 4,775,272 shares of Common Stock, par value $0.01 per share, and 795,878 shares of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:    ☐  Yes    ☒  No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by		Other ☐
	the International Accounting Standards Board	☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    ☐  Yes    ☒  No

FORWARD-LOOKING INFORMATION
This Annual Report on
Form 20-F includes
assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions including the conflict in Ukraine and related sanctions ;

•
impact
of the COVID-19 pandemic and
efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of oil and oil products, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, availability of shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the marine transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world tanker fleet composition;

•
potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and
the ongoing efforts throughout the world to contain it and the conflict in Ukraine and the related global response;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future refined petroleum product and oil prices and production;

•	future supply and demand for oil and refined petroleum products;

•
our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our financing arrangements;

•	performance by the shipyards constructing any newbuilding vessels we order; and

•	expectations regarding vessel acquisitions and dispositions.
When used in this document, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form
20-F
and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

Part I
Imperial Petroleum Inc. is a Marshall Islands company that is referred to in this Annual Report on Form
20-F,
together with its subsidiaries, as “Imperial Petroleum,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.
Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. (“StealthGas”) to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the Spin-Off (as
defined below). On December 3, 2021, StealthGas distributed all of our then outstanding shares of common stock, par value $0.01 per share (“common shares”), and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share (“Series A Preferred Shares”), to its stockholders, which completed our separation from StealthGas
(the “Spin-Off”).
See “Item 4. Information on the Company—Business Overview—Our Fleet”.
We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this annual report are to the lawful currency of the United States of America.
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information

A.	[RESERVED]

B.	Capitalization and Indebtedness
Not applicable

C.	Reasons For the Offer and Use of Proceeds
Not Applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our common stock or Series A Preferred Shares is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Related To Our Industry

•
The cyclical nature of the demand for seaborne transportation of oil and petroleum products, which is currently at low levels, may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•
Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the COVID-19 pandemic, could
materially adversely affect our business, financial position and results of operations.

•
The COVID-19 pandemic will
continue to have negative consequences for the shipping industry, including demand for oil and charter rates, which may continue to negatively affect our results of operations.

•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•
Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflict in Ukraine and related sanctions, which may interfere with the operation of our vessels.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

•
The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.

•	Technological innovation could reduce our charter hire income and the value of our vessels.

•	Changes in fuel, or bunker, prices may adversely affect profits.

•	We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.

•	Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

•	Governments could requisition our vessels during a period of war or emergency, and maritime claimants could arrest our vessels.
Risks Related To Our Business

•	The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues .

•
We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•
Our fleet’s average age is above the average age of the global tanker fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers.

•	Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

•	We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

•	Our existing loan agreement contains, and our future loan agreements likely will contain, restrictive covenants that may limit our liquidity and corporate activities.

•
The market values of our vessels may decrease, which could cause us to breach covenants in our credit and loan facility, and could have a material adverse effect on our business, financial condition and results of operations.

•
The book value of our vessels is currently substantially higher than their market value, and if we sell a vessel at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value, which would result in a reduction in our profits.

•	A significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand tankers we agree to acquire could harm our operating results.

•	We are exposed to volatility in, and related to the phasing out of, LIBOR.

•	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.
Risks Related to Taxation

•	We may have to pay tax on U.S.-source income or may become a passive foreign investment company.

Risks Related to an Investment in a Marshall Islands Corporation

•
As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and if we elected to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

•
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act, and it may be difficult to enforce service of process and judgments against us and our officers and directors.

Risks Related to the
Spin-Off

•
As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of StealthGas, and our ability to meet our capital needs may be harmed by the loss of financial support from StealthGas.

•	Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.
Risks Related To Our Common Stock

•	The market price of our common stock has fluctuated and may continue to fluctuate in the future, and we may not pay dividends on our common stock.

•	You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred shares or other securities.

•
Anti-takeover provisions in our organizational documents and other agreements could make it difficult for our stockholders to replace or remove our current Board of Directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock and Series A Preferred Shares.

Risks Related To Our Series A Preferred Shares

•	Our Series A Preferred Shares are subordinated to our debt obligations and investors’ interests could be diluted by the issuance of additional preferred shares and by other transactions.

•	Holders of our Series A Preferred Shares have extremely limited voting rights.

•	The Series A Preferred Shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
Risks Related To Our Industry
The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.
The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for crude oil and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels
and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.
The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of vessel casualties;

•	technological advances in tanker design and capacity;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing for new vessels and shipping activity;

•	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	price of steel and vessel equipment;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation.
In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding
prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business, results of operations and cash available for distribution.
Various economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the COVID-19 pandemic, could
materially adversely affect our business, financial position and results of operations, as well as our future prospects.
Our business and operating results have been, and will continue to be, affected by global and regional economic conditions. The recovery of the global economy from the severe decline in prior years remains subject to downside risks. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the demand for refined petroleum products and oil, thereby adversely affecting our business, financial position and results of operations, as well as our future prospects. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region particularly in China or India may adversely affect demand for seaborne transportation of refined petroleum products and oil demand and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union (“EU”), may further adversely affect economic growth in Asia. In addition, although to date, the continuing adverse economic conditions in Greece have not had an adverse effect on our managers’ operations, the slow recovery of, and any renewed deterioration in, the Greek economy may result in the imposition of new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees. Our business, financial position and results of operations, as well as our future prospects, could be adversely affected by adverse economic conditions in any of these countries or regions.
The imposition by the U.S., China or other governments of protectionist trade measures, including tariffs and other trade restrictions, the exit of the United Kingdom from the EU, the current war in Ukraine, the continuing war in Syria renewed terrorist attacks around the world and the refugee crisis could also adversely affect global economic conditions and the world oil and petroleum markets and in turn the demand for seaborne transportation of these commodities. The global response to the emergence of a pandemic crisis such as the COVID-19 pandemic and
the economic impact thereof adversely affected our financial performance both in 2020 and 2021, and could have a material adverse effect on our future financial performance, particularly for our vessels with charters expiring in 2022, if the recent improvement in global economic conditions and energy demand falters, due to vaccines and other measures failing to effectively contain the pandemic or otherwise.
The conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.
The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. In 2021, Russia is estimated to have accounted for approximately 9% of seaborne crude oil exports and 11% of refined petroleum exports, and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil have caused the price of crude oil to currently trade above $100 per barrel. If Russian crude oil is not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, negatively impact tanker charter rates over the longer term. In addition, high oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive. The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.
Global economic conditions and disruptions in world financial markets, including renewed disruptions as a consequence of the current COVID-19 pandemic, and
the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.
Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2020 and 2021 as a result of the COVID-19 pandemic. While
the global economy had improved in recent years, the recent
outbreak of COVID-19 has dramatically
disrupted the global economy. This may also prolong tight credit markets and potentially cause such conditions to become more severe. These issues, along with the limited supply of credit to the shipping industry and the re-pricing of credit
risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing, all of which could be exacerbated by the COVID-19 pandemic. As
a result of the disruptions in the credit markets and higher capital requirements, many lenders had already in prior years increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to existing debt or at all, which may also be further negatively impacted by the COVID-19 pandemic. Furthermore,
certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry in recent years. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.
The COVID-19 pandemic and
the resulting disruptions to the international shipping industry and decreased energy demand may continue to negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.
The COVID-19 pandemic has
led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in Chinese ports, where we conduct a significant amount of our operations, and expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.
The COVID-19 pandemic has
introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It also negatively impacted global economic activity and demand for energy, including refined petroleum products and oil, in the second half of 2020 and 2021, and despite some recovery recently, may continue to negatively impact global economic activity and demand for energy. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure charters at profitable rates in 2020 and 2021, and may continue to do so, particularly for our vessels with charters expiring in 2022 that may then operate in the spot market, as demand for additional charters may continue to be affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 is also
affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.
Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020 and 2021, which disruptions could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew,
could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs, as occurred for one of our vessels during the second and third quarter of 2021. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020 and 2021 and may continue to do so. Prolongment of the COVID-19 pandemic could
impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining bank financing, our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

A resurgence of the declines in the price of oil experienced in 2020 and early 2021, in part due to the COVID-19 outbreak, before
rebounding to high levels, and changes in production by oil producing countries, could reduce demand for oil and oil products and generally lead to reduced production of oil. Reduced demand for oil and seaborne transportation of petroleum products and crude oil would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.
Failure of the continued spread
of the COVID-19 virus to
be controlled, including due to the emergence of variants such as Delta and Omicron, could significantly impact economic activity, and demand for petroleum products and crude oil shipping, which could further negatively affect our business, financial condition, results of operations and cashflows.
The tanker industry is highly dependent upon the crude oil and petroleum products industries.
The employment of our subsidiaries’ vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion, or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical because of the many conditions and events that affect the supply, price, production and transport of oil, including:

•	increases and decreases in the demand and price for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•
demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	political turmoil in or around oil producing nations;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	natural catastrophes;

•	terrorist acts;

•	weather; and

•	changes in seaborne and other transportation patterns.
Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise;
however, the COVID-19 pandemic has
caused demand for oil and oil products to stagnant. In the event that this recent softness persists and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. Also, if oil prices decline to levels that are uneconomic for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, as they have since the second half of 2020, and possibly remain at low levels for a prolonged period.
An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.
The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for new-buildings. If the
capacity of new tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global
fleet capacity will increase. If the supply of tanker capacity, for the vessel class sizes comprising our fleet in particular, increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations.

The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.
The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Tanker values are currently at relatively low levels and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

•	general economic and market conditions affecting the shipping industry;

•	age, sophistication and condition of our vessels;

•	types and sizes of vessels;

•	availability of other modes of transportation;

•	cost and delivery of schedules for new-buildings;

•	governmental and other regulations;

•	supply and demand for refined petroleum products;

•	the prevailing level of product tanker charter rates and crude oil tanker rates; and

•	technological advances.
The book value of our vessels is currently substantially higher than their market value. Although we believe that, with respect to each of these vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows, if we sell vessels at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values or anticipated future cash flows experience further declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our current and potential future loan agreements and we may not be able to refinance our debt or obtain additional financing or, if instituted, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.
If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.
Customers, and in particular oil majors and large oil traders, have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more tankers occurring over time. Moreover, continuously increasing requirements from oil and gas industry constituents can further complicate our ability to meet the standards. Any non-compliance by us,
either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows, financial position and our ability to pay cash dividends to our shareholders.
We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our financial conditions and results of operations.
Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, that establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills and applies to any discharges of oil from a vessel, including discharges of fuel oil (bunkers) and lubricants, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, and the International Convention for the Safety of Life at Sea of 1974. To comply with these and other regulations, including the January 1, 2020 entry into force of the MARPOL Annex VI sulfur emission requirements instituting a global 0.5% (lowered from 3.5%) sulfur cap on marine fuels used by vessels not equipped with scrubbers and the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which requires vessels to install expensive ballast water treatment systems, we may be required to incur additional costs to meet maintenance and inspection requirements, to develop contingency plans for potential spills, and to obtain additional insurance coverage. Environmental laws and regulations are often revised, and we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. However, a failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Additional laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which could materially adversely affect our operations. We are also required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates and financial assurances with respect to our operations. These permits, licenses, certificates and financial assurances may be issued or renewed with terms that could materially and adversely affect our operations.
The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive “Safety Management System” (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of the ship and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject the owner or charterer to increased liability, may decrease available insurance coverage for the affected vessels, may result in a denial of access to, or detention in, certain ports or may result in a breach of our bank covenants. Currently, each of the vessels in our fleet is ISM Code-certified. Because these certifications are critical to our business, we place a high priority on maintaining them. Nonetheless, there is the possibility that such certifications may not be renewed.
We currently maintain for each of our vessels’ pollution liability insurance coverage in the amount of $1.0 billion per vessel, per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. We believe that our present insurance coverage is adequate, but not all risks can be insured, and there is the possibility that a specific claim may not be paid, or that we will not always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceed our insurance coverage, the effect on our business would be severe and could possibly result in our insolvency.
We believe that regulations of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us as well as our competitors. Substantial violations of applicable requirements or a catastrophic spill from one of our vessels could have a material adverse impact on our financial condition and results of operations.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risks of climate change, a number of countries and the IMO have adopted, or are considering the adoption of regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol,” or any amendments or successor agreements, including the Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015, which contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered, and a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under MARPOL. Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our ships and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program.
Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil or refined petroleum products in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.
Our vessels are subject to periodic inspections by a classification society.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping and Bureau Veritas.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel. However, for vessels not exceeding 15 years that have means to facilitate underwater inspection in lieu of dry docking, the dry docking may be skipped and be conducted concurrently with the special survey.
If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable; we would then be in violation of covenants in our loan agreements and insurance contracts or other financing arrangements. This would adversely impact our operations and revenues.
Changes in fuel, or bunker, prices may adversely affect profits.
While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, the recent entry into force, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.
Maritime claimants could arrest our vessels, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and others may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted.
In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Stealth Maritime, as was the case with the arrest of one of our vessels in August 2015.
Governments could requisition our vessels during a period of war or emergency, resulting in loss of revenues.
A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would adversely impact our operations and revenues, thereby resulting in loss of revenues.
Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.
The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	marine accident or disaster;

•	piracy and terrorism;

•	explosions;

•	environmental accidents;

•	pollution;

•	loss of life;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes or adverse weather conditions.
Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in a serious accident could harm our reputation as a safe and reliable vessel operator and lead to a loss of business.
Our vessels may suffer damage and we may face unexpected repair costs, which could affect our cash flow and financial condition.
If our vessels suffer damages, they may need to be repaired at a shipyard facility. The costs of repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would have an adverse effect on our cash flow and financial condition. We do not intend to carry business interruption insurance.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on bareboat or time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the current conflict in Ukraine, which may interfere with the operation of our vessels.
We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in Ukraine, the Middle East and elsewhere, including attacks in recent years involving vessels and vessel seizures in the Strait of Hormuz and off the coast of Gibraltar, the attack on an Iranian tanker near the Saudi Arabian port city of Jeddah and in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close it could adversely affect the availability of, and the demand for crude oil and petroleum products. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia and regions of Ukraine, may also impact the availability of crude oil and petroleum products and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. Changes in laws and regulations, including tax matters and their implementation by local authorities could affect our vessels chartered to customers in certain countries, including Chinese customers, as well as our vessels calling to ports in certain countries, including Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.
Terrorist attacks, or the perception that oil refineries and product tankers or crude oil tankers are potential terrorist targets, could materially and adversely affect the continued supply of refined petroleum products and crude oil to the United States and to other countries. Furthermore, future terrorist attacks could result in increased volatility of the financial markets in the United States and globally, and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

In addition, public health threats, such as the coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Our vessels call in ports in certain geographic areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition.
Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.
From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Iran, Syria and North Korea. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. On January 16, 2016, “Implementation Day” for the Iran Joint Comprehensive Plan of Action (JCPOA), the United States lifted its nuclear-related secondary sanctions against Iran which prohibited certain conduct by non-U.S. companies and
individuals that occurred entirely outside of U.S. jurisdiction involving specified industry sectors in Iran, including the energy, petrochemical, automotive, financial, banking, mining, shipbuilding and shipping sectors. By lifting the secondary sanctions against Iran, the U.S. government effectively removed U.S. imposed restraints on dealings by non-U.S. companies, such
as our Company, and individuals with these formerly targeted Iranian business sectors.
Non-U.S. companies continued
to be prohibited under U.S. sanctions from (i) knowingly engaging in conduct that seeks to evade U.S. restrictions on transactions or dealings with Iran or that causes the export of goods or services from the United States to
Iran, (ii) exporting, re-exporting or transferring
to Iran any goods, technology, or services originally exported from the U.S. and / or subject to U.S. export jurisdiction and (iii) conducting transactions with of the Iranian or Iran-related individuals and entities that remain or are placed in the future on OFAC’s list of Specially Designated Nationals and Blocked Persons (SDN List), notwithstanding the lifting of secondary sanctions. However, on August 6, 2018, the U.S. re-imposed an initial
round of secondary sanctions and as of November 5, 2018, all of the secondary sanctions the U.S. had suspended under the
JCPOA were re-imposed.
The U.S. government’s primary Iran sanctions have remained largely unchanged, including during the period from the JCPOA Implementation Day to the re-imposition of secondary
sanctions in 2018, and as a consequence, U.S. persons also continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in US dollars or any other currency.
We believe all of our vessels port calls have been made in full compliance with applicable economic sanctions laws and regulations, including those of the United States, the EU and other relevant jurisdictions. Our charter agreements include provisions that restrict trades of our vessels to countries targeted by economic sanctions unless such transportation activities involving sanctioned countries are permitted under applicable economic sanctions and embargo regimes. Our ordinary chartering policy is to seek to include similar provisions in all of our period charters. Prior to agreeing to waive existing charter party restrictions on carrying cargoes to or from ports that may implicate sanctions risks, we ensure that the charterers have proof of compliance with international and U.S. sanctions requirements, or applicable licenses or other exemptions.
Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may vary or may be subject to changing interpretations and we may be unable to prevent our charterers from violating contractual and legal restrictions on their operations of the vessels. Any such violation could result in fines or other penalties for us and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company. Additionally, some investors may decide to divest their interest, or not to invest, in the Company simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We operate in a number of countries through the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery laws. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
A cyber-attack could materially disrupt our business.
Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Risks Related To Our Business
Our fleet consists of four tankers. The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.
Our fleet consists of three product tankers and one crude oil tanker. We have also entered into agreements to acquire two additional product tankers, which we expect to take delivery of by the end of May 2022. Unless and until we take delivery of these vessels or identify and acquire additional vessels, we will depend upon these four vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early
termination of the applicable charter or otherwise, our business, results of operations financial condition and ability to pay dividends on our common shares, if any, and Series A Preferred Shares could be materially adversely affected.
In addition, due to the relatively small size of our fleet we may face additional difficulty arranging debt financing from lenders to fund the expansion of our fleet, or refinance then existing debt upon maturity or otherwise, on favorable terms or at all and achieving acceptance from oil majors and other charterers, which increasingly seek to do business with established shipping companies with substantial resources.
We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.
We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the refined petroleum product tanker sector and in the case of our crude oil tanker the crude oil tanker sector, of the shipping industry and the overall financial condition of the counterparties, all of which may continue to be negatively impacted by the COVID-19 pandemic and
related containment efforts. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related
vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.
Employment of our vessels on time or bareboat charters may prevent us from taking advantage of rising spot charter rates.
The spot market may fluctuate significantly based upon tanker, crude oil and refined petroleum product supply and demand. The factors affecting supply and demand for tankers, crude oil and refined petroleum products are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

None of our vessels are currently operating in the spot market, however, we have recently and may seek again to employ additional vessels in the spot market in the future if we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates.
Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.
As of March 28, 2022, our three product tankers are employed on fixed-rate time or bareboat charters expiring in March 2022, April 2022 and September 2022, and our Aframax tanker is employed on a time charter expiring in May 2022 (each charter for our product tankers, other than the bareboat charter expiring in September 2022, is subject to charterer’s extension options). We will be exposed to prevailing charter rates in the product and crude tanker sectors when these vessels’ existing charters expire, and to the extent the counterparties to our fixed-rate charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels
at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.
We depend upon a few significant customers, due to the small size of our fleet, for our revenues. The loss of one or more of these customers could adversely affect our financial performance.
We derive a significant part of our revenue from a small number of charterers. For the year ended December 31, 2020, we had four customers from which we derived 80.9% of our revenues and for the year ended December 31, 2021, we had four customers from which we derived 60.7% of our revenues. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.
Technological innovation could reduce our charter hire income and the value of our vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers have been built since our vessels, which have an average age of 13.2 years as of March 1, 2022, were constructed and tankers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. Competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.
The aging of our fleet may result in our vessels being less attractive to charterers and in increased operating costs in the future, which could adversely affect our earnings.
Our fleet’s average age, which was approximately 13.2 years, as of March 1, 2022, is above the average age of the global tanker fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers. In
general, the costs to maintain a tanker in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed tankers due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly oil majors and other top tier charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.
As of March 1, 2022, the vessels in our fleet had an average age of approximately 13.2 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.
Our senior secured credit facility contains, and other further future financing arrangements may contain, restrictive covenants that may limit our liquidity and corporate activities.
We entered into a senior secured term loan facility with DNB (which we refer to as the “2021 DNB Senior Secured Credit Facility”) in conjunction with the Spin-Off, which,
and other future financing arrangements may, imposes, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.
The 2021 DNB Senior Secured Credit Facility requires us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. See “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources—Credit Facilities.” In addition, the 2021 DNB Senior Secured Credit Facility includes restrictions on the payment of dividends after June 30, 2022 in amounts exceeding 50% of our free cash flow for the last four consecutive quarters without the lenders’ consent.
Under the original terms of our 2021 DNB Senior Secured Credit Facility, if certain members of the Vafias family cease to own at least 10% of our outstanding capital stock, cease to be involved in the management and control of Imperial Petroleum, including Harry Vafias serving as Chief Executive Officer, or cease to control the conduct of the business of Imperial Petroleum, it would constitute a change of control under our 2021 DNB Senior Secured Credit Facility and the lenders would have the right to require us to repay all amounts outstanding thereunder. We have entered into a supplemental agreement with DNB that amended the definition of Change of Control such that no minimum share ownership by the Vafias family is required so long as we are publicly-listed and trading on NASDAQ and certain members of the Vafias family own any voting shares and Harry Vafias is required to remain our Chief Executive Officer. Under the terms of the amendment, if Harry Vafias were to be incapacitated or otherwise unable to serve as our chief executive officer, or be removed or resign from such position, it would constitute a Change of Control under our 2021 DNB Senior Secured Credit Facility entitling our lenders to require repayment of all amounts outstanding thereunder, in which case we would have to seek to refinance such amounts, which may be difficult to do on similar terms or at all.
Our manager, Stealth Maritime, has also provided the lenders with an undertaking to continue to provide us with management services, not subcontract or delegate commercial or technical management of the vessels and to subordinate all claims against us to the claims of our lenders, the security trustee and applicable hedge counterparties, and its failure to comply with such undertaking would be an event of default under our 2021 DNB Senior Secured Credit Facility.
As a result of the restrictions in our 2021 DNB Senior Secured Credit Facility, or similar restrictions in our future financing arrangements we may enter into with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.
A failure by us to meet our payment and other obligations, including our financial covenants and collateral coverage requirement, or our manager to comply with its undertaking to our lenders thereunder, could lead to defaults under our secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Our 2021 DNB Senior Secured Credit Facility, which is secured by liens on our vessels, contains various financial covenants, which if we are unable to comply with, including due to a decline in the market values of our vessels, could have a material adverse effect on our business, financial condition and results of operations.
Our 2021 DNB Senior Secured Credit Facility, which is secured by liens on our vessels, contains various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity, as described in the section entitled “Item 5. Operating and Financial Review and Prospects—Credit Facilities.” For example, we will be required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of product tankers and crude oil tankers is sensitive to, among other things, changes in the product tanker and crude oil tanker charter markets, respectively, with vessel values deteriorating in times when product tanker and crude oil tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the product tanker and crude oil tanker markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected product tanker and Aframax tanker values. A continuation or worsening of these conditions would lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements which would adversely affect our financial results and could further hinder our ability to raise capital.
A failure to comply with our covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.
Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.
The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require in order to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing, or obtain financing at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.
In 2019, a number of leading lenders to the shipping industry and other industry participants announced a global framework by which financial institutions can assess the climate alignment of their ship finance portfolios, called the Poseidon Principles, and additional lenders have subsequently announced their intention to adhere to such principles. If the ships in our fleet are deemed not to satisfy the emissions and other sustainability standards contemplated by the Poseidon Principles, or other Environmental Social Governance (ESG) standards required by lenders or investors, the availability and cost of bank financing for such vessels may be adversely affected.
A significant increase in our debt levels may adversely affect us and our cash flows.
As of December 31, 2021, we had outstanding indebtedness net of arrangement fees of $27.8 million of indebtedness under our 2021 DNB Senior Secured Credit Facility which we incurred in conjunction with the Spin-Off to refinance
the outstanding indebtedness of StealthGas secured by the four tanker vessels that were spun- off to Imperial Petroleum Inc.. We would expect to incur further indebtedness in connection with any further expansion of our fleet, including the two product tankers we have agreed to acquire. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. In addition, dividend payments on our Series A Preferred Shares will reduce cash available for growth of our fleet, working capital and dividends, if any, on our common shares. Additionally, any increases in interest rate levels, currently at historically low levels, may increase the cost of servicing our indebtedness with similar results.
To finance our future fleet expansion program beyond our current fleet, including the two product tankers we have agreed to acquire, we expect to incur additional secured debt. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.
Moreover, carrying secured indebtedness exposes us to increased risks if the demand for oil or oil-related marine transportation
decreases and charter rates and vessel values are adversely affected.

We are exposed to volatility in interest rates, and in particular the London Interbank Offered Rate (“LIBOR”)
The amounts outstanding under our 2021 DNB Senior Secured Credit Facility have been advanced at a floating rate, initially based on LIBOR and up until June 2023 it will commence to be based on the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, interest rate benchmarks, including LIBOR, which was at low levels for an extended period of time, may potentially begin to increase from these levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.
Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2023 may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.
The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out LIBOR by
the end of 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR
may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular agreement containing terms based on LIBOR, which generally have alternative calculation provisions, however, if implicated, these could also create additional risks and uncertainties. For instance, the 2021 DNB Senior Secured Credit Facility provides that as of June 30, 2023, or earlier if the six-month
LIBOR rate ceases to available before such time, the reference rate used in the calculation of the interest rate payable on amounts outstanding thereunder will change from LIBOR to a rate based on the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time .The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities and interest rate swaps. We may need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.
The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.
We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which are advanced at floating rates, as StealthGas has. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.
To the extent any interest rate swaps we may enter into do not qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, are recognized in “Accumulated other comprehensive income” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate.
In addition, we may enter in the future into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts.
Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial condition or results of operations.
Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.
We generate all of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

We are dependent on our relationship with Stealth Maritime.
Stealth Maritime serves as commercial and technical manager for all of the vessels in our fleet, other than our product tanker currently deployed on a bareboat charter for which we do not provide technical management. We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of product and crude oil carriers, including our ability to attract charterers;

•	our ability to obtain vetting approval from oil majors;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.
The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations, including the potential loss of oil major approvals to conduct business with us and in turn our ability to employ our vessels our charters with such oil majors. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, in such a case or if our management agreement were to be terminated we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager. Our manager, Stealth Maritime, has also provided the lenders with an undertaking to continue to provide us with management services, not subcontract or delegate commercial or technical management of the vessels and to subordinate all claims against us to the claims of our lenders, the security trustee and applicable hedge counterparties, and its failure to comply with such undertaking would be an event of default under our 2021 DNB Senior Secured Credit Facility.
In addition, if Stealth Maritime suffers material damage to its reputation or relationships, including as a result of a spill or other environmental incident or an accident, or any violation or alleged violation of U.S., EU, UN or other sanctions, involving ships managed by Stealth Maritime whether or not owned by us, it may harm the ability of our company or our subsidiaries to successfully compete in our industry, including due to oil majors and other charterers electing not to do business with Stealth Maritime or us.
Since our manager, Stealth Maritime, is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our manager that could have a material adverse effect on us.
We would be materially adversely affected if our manager becomes unable or unwilling to provide services for our benefit at the level of quality they have provided such services to our vessels in the past and at comparable costs as they have charged with respect to our vessels while owned by StealthGas prior to the Spin-Off. If
we were required to employ a ship management company other than our manager, we cannot offer any assurances that the terms of such management agreements and results of operations would be equally or more beneficial to us in the long term.
Our manager’s ability to render management services will depend in part on its own financial strength. Circumstances beyond our control could impair Stealth Maritime’s financial strength, and because it is a privately held company, information about its financial strength is not publicly available. As a result, our shareholders and we might have little advance warning of financial or other problems affecting our manager even though their financial or other problems could have a material adverse effect on our shareholders and us.
Our officers face conflicts in the allocation of their time to our business. In addition, the fiduciary duties of our officers and directors may conflict with those of the officers and directors of StealthGas and/or its affiliates.
Our Chief Executive Officer is involved in other business activities not associated with us, which may result in his spending less time than is appropriate or necessary to manage our business successfully. In particular, Mr. Vafias, who functions as our Chief Executive Officer and President, also provides services in similar capacities for StealthGas. Our officers are not required to work full-time on our affairs and also perform services for StealthGas and its affiliates. As a result, there could be material competition for the time and effort of our officers who also provide services to StealthGas and its affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Item 6. Directors, Senior Management and Employees”.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our officers and directors also serve as executive officers and/or directors of StealthGas. As a result, these individuals have fiduciary duties to manage the business of StealthGas and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to StealthGas and us are in conflict. There may also be other business opportunities for which StealthGas may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business.
Companies affiliated with us or our management, including StealthGas, Stealth Maritime and Brave Maritime, may manage or acquire vessels that compete with our fleet.
Entities affiliated with other members of the Vafias family own vessels that operate in various sectors of the shipping industry, including a number of product and crude oil tankers, which are managed by Stealth Maritime and/or Brave Maritime. It is possible that StealthGas, Stealth Maritime or other companies affiliated with the Vafias family or Stealth Maritime, including Brave Maritime, could, in the future, agree to acquire or manage additional vessels that compete directly with ours and may face conflicts between their own interests and their obligations to us. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels in which these persons or entities have an interest. Accordingly, our management and our manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. These conflicts of interests may have an adverse effect on our business and your interests as stockholders.
We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.
In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. For instance, we have agreed to acquire two product tankers from Brave Maritime, which is affiliated with the father of our Chief Executive Officer. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our shares, as well as our financial position, results of operations and our future prospects.
As our fleet grows in size, we will have to improve our operations and financial systems, staff and crew; if we cannot maintain these systems or continue to recruit suitable employees, our business and results of operations may be adversely affected.
As we expand our fleet, we and Stealth Maritime will have to invest considerable sums in upgrading its operating and financial systems, as well as hiring additional well-qualified personnel to manage the vessels. In addition, as we expand our fleet, we will have to rely on our technical managers to recruit suitable additional seafarers and shoreside administrative and management personnel. Stealth Maritime and those technical managers may not be able to continue to hire suitable employees to the extent we continue to expand our fleet. Our vessels require a technically skilled staff with specialized training. If the technical managers’ crewing agents are unable to employ such technically skilled staff, they may not be able to adequately staff our vessels. If Stealth Maritime is unable to operate our financial and operations systems effectively or our technical managers are unable to recruit suitable employees as we expand our fleet, our results of operation and our ability to expand our fleet may be adversely affected.
Delays in the delivery of any newbuilding or secondhand tankers we agree to acquire could harm our operating results.
Delays in the delivery
of any new-building or second-hand
vessels we may agree to acquire in the future, including the two product tankers we have agreed to acquire with expected delivery to us by the end of May 2022, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as COVID-19 or political
or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.
In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the
purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

We may be unable to obtain financing for the acquisition of the additional product tankers for which we have entered into purchase agreements.
We have entered into separate agreements to acquire two MR product tankers for an aggregate purchase price of $31.0 million, which we intend to finance with cash on hand and senior secured bank financing upon their delivery to us which is expected by the end of May 2022. Although we have entered into discussions with a financial institution for a new senior secured credit facility, we may be unable to obtain the necessary financing for the acquisition of these vessels on attractive terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations and complete the acquisition of these vessels and expand the size of our fleet. We are not required to pay any deposits under these purchase agreements; however, if we failed to fulfill our commitments thereunder, due to an inability to obtain financing or otherwise, we may also be liable for damages for breach of contract. Our failure to obtain the funds for these capital expenditures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.
If we fail to manage our growth properly, we may not be able to successfully expand our market share.
As and when market conditions permit, we intend to continue to prudently grow our fleet over the long term, in addition to the two product tankers we have agreed to acquire. The acquisition of such additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and completing acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	expanding our customer base; and

•	obtaining required financing.
Growing a business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and our commercial and technical managers and integrating newly acquired vessels into existing infrastructures. We may not be successful in executing any growth initiatives and may incur significant expenses and losses in connection therewith.
We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operation.
Our success depends to a significant extent upon the abilities and efforts of our management team, including our Chief Executive Officer, Harry Vafias. In addition, Harry Vafias is a member of the Vafias family, which controls Stealth Maritime, our fleet manager. Our success will depend upon our and Stealth Maritime’s ability to hire and retain qualified managers to oversee our operations. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not have employment agreements directly with our key personnel who are technically employees of Stealth Maritime, our fleet manager, although under our management agreement with Stealth Maritime, our relationship is governed by terms substantially similar to those typically included in employment agreements. We do not maintain “key man” life insurance on any of our officers.
In the highly competitive international product tanker and crude oil tanker markets, we may not be able to compete for charters with new entrants or established companies with greater resources.
We deploy our vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, many of which have larger fleets and greater resources than we do. Competition for the transportation of refined petroleum products and crude oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and many larger fleets that compete with us in each of these sectors may be able to offer more competitive prices and fleets.

Our lack of a diversified business could adversely affect us.
Unlike many other shipping companies, which may carry dry bulk, liquefied petroleum or natural gas, or goods shipped in containers, we currently depend primarily on the transport of refined petroleum products and crude oil. Substantially all of our revenue has been and is expected to be derived from this single source—the seaborne transport of refined petroleum products and crude oil. Due to our lack of a more diversified business model, adverse developments in the seaborne transport of refined petroleum products and crude oil and the market for refined petroleum products and oil have a significantly greater impact on our financial conditions and results of operations than if we maintained more diverse assets or lines of business.
Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could
adversely affect our revenues.
Our examination of secondhand vessels, which may not include physical inspection prior to purchase, does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
In general, the cost of maintaining a vessel in good operating condition increases with its age. As of March 1, 2022, the average age of the vessels in our fleet was approximately 13.2 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, the sales prices may not equal and could be less than their carrying values at that time and thereby negatively affect our profitability.
The shipping industry has inherent operational risks that may not be adequately covered by our insurance.
We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, if one of our ships, or other ships managed by Stealth Maritime or Brave Maritime and owned by an affiliated entity of Stealth Maritime or Brave Maritime, were to incur significant costs from an accident, spill or other environmental liability, our insurance premiums and costs could increase significantly.
We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.
We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.
Obligations associated with being a public company require significant company resources and management attention.
In connection with
the Spin-Off, we
became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.
We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.
If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common shares.
Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, beginning with
the second such annual report
on Form 20-F, a
report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management
cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.
Risks Related to Taxation
If we were to be subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.
We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of our net income and cash flows, including cash available for dividend payments. Under current Marshall Islands law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our stockholders, other than stockholders ordinarily resident in the Republic of the Marshall Islands, if any. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. In computing our tax obligation in these jurisdictions, we may be required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.
In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. As our manager is located in Greece, we will have to pay these duties. Our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees.
In addition, China has enacted a new
tax for non-resident international transportation
enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.
We may have to pay tax on United States-source income, which would reduce our earnings.
Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States-source shipping income. United States-source shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

Generally, we and our subsidiaries will qualify for this exemption for a taxable year if our shares are treated as “primarily and regularly traded” on an established securities market in the United States. Our shares of common stock will be so treated if (i) the aggregate number of our shares of common stock traded during such year on an established securities market in the United States exceeds the aggregate number of our shares of common stock traded during that year on established securities markets in any other single country, (ii) either (x) our shares of common stock are regularly quoted during such year by dealers making a market in our shares or (y) trades in our shares of common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year and the aggregate number of our shares of common stock traded on an established securities market in the United States during such year equals at least 10% of the average number of our shares of common stock outstanding during such taxable year and (iii) our shares of common stock are not “closely held” during such taxable year. For these purposes, our shares of common stock will be treated as closely held during a taxable year if, for more than one-half the number
of days in such taxable year, one or more persons each of whom owns either directly or under applicable attribution rules, at least 5% of our shares of common stock, own, in the aggregate, 50% or more of our shares of common stock, unless we can establish, in accordance with applicable documentation requirements, that a sufficient number of the shares of common stock in the closely-held block are owned, directly or indirectly, by persons that are residents of foreign jurisdictions that provide United States shipping companies with an exemption from tax that is equivalent to that provided by Section 883 to preclude other stockholders in the closely-held block from owning 50% or more of the closely-held block of shares of common stock.
We believe that it will be the case, and may also be the case in the future, that, one or more persons each of whom owns, either directly or under applicable attribution rules, at least 5% of our shares of common stock own, in the aggregate, 50% or more of our shares of common stock. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if a sufficient number of shares of the closely-held block of our shares of common stock were owned or treated as owned by “qualified shareholders” so it could not be the case that, for more than half of the days in the taxable year, the shares of common stock in the closely-held block not owned or treated as owned by qualified shareholders represented 50% or more of our shares of common stock. For these purposes, a “qualified shareholder” includes an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified shareholder.
If we or our subsidiaries do not qualify for the exemption under Section 883 of the Code for any taxable year, then we or our subsidiaries would be subject for those years to the 4% United States federal income tax on gross United States shipping income or, in certain circumstances, to net income taxation at the standard United States federal income tax rates (and potentially also to a 30% branch profits tax). The imposition of such tax could have a negative effect on our business and would result in decreased earnings and cash flow.
We could become a “passive foreign investment company,” which would have adverse United States federal income tax consequences to United States holders and, in turn, us.
A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income” and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC (and holders of warrants in a PFIC) are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.
On the basis of the foregoing assumptions, we do not believe that we will be a PFIC for 2021. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2021. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2021 or a subsequent year.
In addition, although we do not believe that we will be a PFIC for 2021, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2021 or any future taxable year.
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders and warrant holders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common shares. Similar rules would apply to holders of our Class A Warrants and Class B Warrants. See “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common shares by United States stockholders, which could lower the price of our common shares and adversely affect our ability to raise capital.
The United States federal income taxation of
the pre-funded warrants
is uncertain.
We and holders of
our pre-funded warrants
may have to take positions that are not yet settled under current U.S. federal income tax law with respect to the pre-funded warrants.
In particular, the precise application of the Code section 883 exemption and the PFIC rules to the pre-funded warrants
is unclear. The IRS may disagree with the positions taken by the Company, which could result in adverse U.S. federal income tax consequences for us and our shareholders, including holders of the pre-funded warrants. Prospective
investors are urged to consult their personal income tax advisers in this regard.
Risk Related to an Investment in a Marshall Islands Corporation
As a foreign private issuer we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that we only have two members on our audit committee whereas a domestic U.S. company would be required to have three members on its audit committee and, in lieu of obtaining shareholder approval prior to the issuance of certain designated securities issuances, the Company will comply with provisions of the Marshall Islands Business Corporations Act providing that the Board of Directors approves share issuances. To the extent we rely on these or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.
We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law or a bankruptcy act.
Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically
incorporate the non-statutory law, or
judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.
It may be difficult to enforce service of process and judgments against us and our officers and directors.
We are a Marshall Islands company, and our executive offices are located outside of the United States. All of our directors and officers reside outside of the United States, and most of our assets and their assets are located outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. There is also substantial doubt that the courts of the Marshall Islands would enter judgments in original actions brought in those courts predicated on U.S., federal or state securities laws.
Risks Relating
To The Spin-Off
Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.
The historical financial information that we have included in this Annual Report may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by StealthGas, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and Nasdaq requirements.
We have made allocations based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical combined financial data. However, our assumptions may prove not to be accurate, and accordingly, the historical combined financial data presented in this Annual Report forms a part should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.
We may have difficulty operating as an independent, publicly traded company.
As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to tanker industry dynamics. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider StealthGas organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.
As an independent, publicly traded company, we may not enjoy the same benefits that we did as part of StealthGas.
There is a risk that, by separating from StealthGas, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current StealthGas organizational structure. As part of StealthGas, we have been able to enjoy certain benefits from StealthGas’s operating diversity, available capital for investments and opportunities to pursue integrated strategies with StealthGas’s other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.

Our ability to meet our capital needs may be harmed by the loss of financial support from StealthGas.
The loss of financial support from StealthGas could harm our ability to meet our capital needs.
After the Spin-Off, we expect
to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from StealthGas. However, given the smaller relative size of our company as compared to StealthGas after the Spin-Off, we may
incur higher debt servicing and other costs than we would have otherwise incurred as a part of StealthGas. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from StealthGas.
As a newly-incorporated company, we may not have the surplus or net profits required by law to pay dividends.
We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements also limit the amount of dividends we can pay under some circumstances. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”
The declaration and payment of any dividends on our common shares or Series A Preferred Shares will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the tanker shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, or our Board of Directors may determine to not declare any dividends for the foreseeable future.
Our ability to seek a claim against StealthGas for potential liabilities relating to the operation of the vessels comprising our fleet prior to our separation from StealthGas and the Spin-Off may
be limited.
In connection with the contribution to us by StealthGas of the subsidiaries that own the vessels comprising our fleet, we agreed to acquire the vessels in “as is”, “where is” condition and StealthGas is not obligated to indemnify us for any claims made against us that arise out of or relate to the operation of the vessels comprising our fleet prior to the Spin-Off. Although
we may be able to seek recourse against StealthGas in connection with claims relating to operation of the vessels comprising our fleet prior to our separation from StealthGas and the Spin-Off, there
can be no assurance that such efforts would be successful. Any liabilities relating to such claims may be significant and could negatively impact our business, financial condition, cash flows and results of operations. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions — Contribution Agreement.”
Certain of our directors and executive officers are director and/or executive officers of StealthGas and own shares of its common stock, which could cause conflicts of interests.
Our President and Chief Executive Officer owns a substantial amount of StealthGas common stock. The interests of our President and Chief Executive Officer and other directors and officers in common stock of StealthGas and the presence of certain of StealthGas’s executives and directors on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and StealthGas that could have different implications for StealthGas than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.
We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning StealthGas common stock or our President and Chief Executive Officer and other directors being an executive officer and/or director of StealthGas. However, we have adopted a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons.
Risks Relating To Our Common Shares
Our common shares were not publicly traded prior to the completion of the Spin-Off on
December 3, 2021. An active trading market that will provide you with adequate liquidity for our common shares may not be sustained.
There was no public market for our common shares prior to
the Spin-Off, which
was completed on December 3, 2021. The lack of an active trading market on Nasdaq and low trading volume for our common shares may make it more difficult for you to sell our common shares and could lead to our share price becoming depressed or volatile. Our shares began regular way trading on the Nasdaq Capital Market on December 6, 2021, and there can be no assurance that an active trading market for our common shares on either Nasdaq or any other exchange will be sustained. If an active and liquid trading market is not sustained, relatively small sales of our common shares could have a significant negative impact on the price of our common shares.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
As a newly-incorporated company that became publicly traded on December 3, 2021, there is currently no analyst coverage of the Company. The trading market for our common shares and Series A Preferred Shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.
Substantial sales of our common shares may occur in connection with the recent Spin-Off
or public offering, which could cause our share price to decline.
Upon completion
of the Spin-Off, which
occurred on December 3, 2021, all of our outstanding stock was owned by the existing shareholders of StealthGas, and these existing shareholders as well as those that acquired shares in our February 2022 and March 2022 underwritten public offerings of common shares and warrants are free to sell common shares, including those issuable exercise of our outstanding warrants, or Series A Preferred Shares for any reason. The sales of significant amounts of our common shares, or the perception that this may occur, could result in a decline of the price of our common shares.
You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred shares or other securities.
In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we expect in the future offer additional common shares, preferred shares, including Series A Preferred Shares, or other securities convertible into or exchangeable for our common shares, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our common shares, preferred shares or other securities, including those made in connection with future capital raising activities or acquisitions, or the effect, if any, that such issuances or sales may have on the market price of our common shares. The issuance and sale of substantial amounts of common shares, preferred shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our common shares and our Series A Preferred Shares. In addition, we cannot assure you that we will be able to make future sales of our common shares, preferred shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional common shares, preferred shares or other securities could adversely impact the trading price of our common shares.
The market price of our common shares may be subject to significant fluctuations.
The market price of our common shares may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;
•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry, and the product and crude oil tanker sector in particular;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

•	changes in government and other regulatory developments;

•	additions or departures of key personnel;

•	general market conditions and the state of the securities markets; and

•	domestic and international economic, market and currency factors unrelated to our performance.
The international tanker shipping industry has been highly unpredictable. In addition, the stock markets in general, and the markets for tanker shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares. Our shares may trade at prices lower than you originally paid for such shares.
If our common shares do not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common shares could be delisted.
Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common shares closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then
our common shares could be delisted.
If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our common shares.
Our amended and restated articles of incorporation and amended and restated bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.
Our amended and restated articles of incorporation and amended and restated bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and shareholders’ ability to realize any potential change of control premium.
We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.
In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.
For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.
Our common shares rank junior to the Series A Preferred Shares with respect to dividends and amounts payable in the event of our liquidation.
Our common shares rank junior to our Series A Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means
that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Shares for all past completed dividend periods, no dividends may be declared or paid on our common shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution
of our assets may be made to holders of our common shares until we have paid to holders of our Series A Preferred Shares a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends. Accordingly, the Series A Preferred Shares may adversely affect the market price of the common shares.

Sales of our common shares by shareholders may have an adverse effect on the then prevailing market price of our common shares.
Sales of a substantial number of our common shares in the public market, including upon exercise of our outstanding warrants, could cause the market price of our common shares to decline and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common shares or other equity-related securities would have on the market price of our common shares.
Our Class A Warrants, Class B Warrants and
pre-funded
warrants are speculative in nature.
Our Class A Warrants, Class B Warrants and
pre-funded
warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price. Specifically, holders of the pre-funded warrants may
acquire the common shares issuable upon exercise of such warrants at an exercise price of $0.01 per common share, holders of the Class A Warrants may acquire the common shares issuable upon the exercise of such warrants at an exercise price of $1.25 per common share and holders of the Class B Warrants may acquire the common shares issuable upon the exercise of such warrants at an exercise price of $1.60 per common share. Moreover, the market value of the Class A and B Warrants is uncertain and there can be no assurance that the market value of the Class A and B Warrants will equal or exceed their public offering price.
There is no public market for the Class A Warrants or Class B Warrants or prefunded warrants and we do not expect one to develop.
There is presently no established public trading market for our prefunded warrants, Class A Warrants or Class B Warrants and we do not expect a market to develop. In addition, we do not intend to apply to list the prefunded warrants, Class A Warrants or Class B Warrants on any securities exchange or nationally recognized trading system, including the Nasdaq. Without an active market, the liquidity of the prefunded warrants, Class A Warrants and Class B Warrants will be limited.
Holders of our
pre-funded
warrants and Class A and B Warrants will not have any rights of common shareholders until such Class A and B Warrants are exercised.
Our outstanding
pre-funded
warrants and Class A Warrants and Class B Warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at a fixed price.
Risks Related to our Series A Preferred Shares
The Series A Preferred Shares are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. An active trading market that will provide you with adequate liquidity for our Series A Preferred Shares may not develop. In addition, the lack of a fixed redemption date for our Series A Preferred Shares will increase your reliance on the secondary market for liquidity purposes.
There was no public market for our Series A Preferred Shares prior to the completion of the Spin-Off in
December 2021, and immediately after the
Spin-Off
approximately 21.6% of our Series A Preferred Shares were held by one shareholder and an aggregate of 73.1% of our Series A Preferred Shares were held by seven separate shareholders that are not affiliated with one another, which concentration of ownership could make it less likely that an active and liquid trading market for our Series A Preferred Shares will develop on Nasdaq. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market absent redemption by us. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on Nasdaq for our Series A Preferred Shares or, if such market develops, whether it will be maintained. The lack of an active trading market on Nasdaq and low trading volume for our Series A Preferred Shares, may make it more difficult for you to sell our Series A Preferred Shares and could lead to our share price becoming depressed or volatile. If an active and liquid trading market does not develop, relatively small sales of our Series A Preferred Shares could have a significant negative impact on the price of our Series A Preferred Shares.
Substantial sales of our Series A Preferred Shares may occur in connection with the Spin-Off Distribution,
which could cause the trading price of our Series A Preferred Shares to decline.
Following
the Spin-Off Distribution,
all of our outstanding shares of Series A Preferred Stock were owned by the existing shareholders of StealthGas, and these existing shareholders, as well as shareholders that subsequently acquired our Series A Preferred Shares, are free to sell Series A Preferred Shares for any reason. The sales of significant amounts of our Series A Preferred Shares, or the perception that this may occur, could result in a decline of the price of our Series A Preferred Shares.

The Series A Preferred Shares represent perpetual equity interests.
The Series A Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Shares may be required to bear the financial risks of an investment in the Series A Preferred Shares for an indefinite period of time. In addition, the Series A Preferred Shares rank junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.
Our Series A Preferred Shares are subordinated to our debt, and your interests could be diluted by the issuance of additional preferred shares, including additional Series A Preferred Shares, and by other transactions.
Our Series A Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2021 we had $27.8 million of indebtedness net of arrangement fees under our 2021 DNB Senior Secured Credit Facility, which we have entered into in conjunction with the Spin-Off Distribution,
to refinance outstanding indebtedness of StealthGas secured by the four vessels that it contributed to us. This indebtedness will restrict, and our future indebtedness may include restrictions on, our ability to pay dividends on or redeem preferred shares, if an event of default has occurred or is continuing, and after June 30, 2022 pay dividends in amounts exceeding 50% of our free cash flow over the preceding
12-month
period without our lenders’ consent. Our articles of incorporation authorize the issuance of up to 200,000,000 preferred shares in one or more classes or series. The issuance of additional preferred shares on a parity with or senior to our Series A Preferred Shares would dilute the interests of the holders of our Series A Preferred Shares, and any issuance of preferred shares senior to our Series A Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Shares.
The amount of the liquidation preference applicable to the Series A Preferred Shares is fixed and you have no right to receive any greater payment.
The payment due upon liquidation is fixed at the liquidation preference of $25.00 per Series A Preferred Share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of liquidation, whether or not declared. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you have no right to receive or to participate in these amounts. In addition, if the market price of your Series A Preferred Shares is greater than the liquidation preference, you have no right to receive the market price from us upon our liquidation.
The terms of the Series A Preferred Shares do not restrict our ability to engage in certain transactions, including spin-offs, transfers of assets or the formation of a master limited partnership, joint venture or other entity that may involve issuance of interests to third-parties in a substantial portion of our assets.
Although the Statement of Designation with respect to the Series A Preferred Shares contains restrictions on our ability to dilute the value of your investment in the Series A Preferred Shares by issuing additional preferred shares ranking senior to the Series A Preferred Shares, we may engage in other transactions that will result in a transfer of value to third parties. We may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spin-off of
such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree or that are not in the best interests of the holders of Series A Preferred Shares. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, thereby reducing our percentage interest in such assets and in the related cash flows.
Item 4. Information on the Company
A. History and Development of the Company
Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the Spin-Off. On
December 3, 2021, StealthGas distributed all of our outstanding common shares and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock to its stockholders, which completed our separation from StealthGas. Upon consummation of the Spin-Off, the
Company and StealthGas became independent publicly traded companies with separate boards of directors and management, although some of the directors and officers of the Company hold similar positions at StealthGas. Our common shares currently trade on the Nasdaq Capital Market under the symbol “IMPP” and our Series A Preferred Shares currently trade on the Nasdaq Capital Market under the symbol “IMPPP.”

On February 2, 2022, we completed an underwritten public offering of 11,040,000 units for $1.25 per unit, each unit consisting of (i) one Common Share of the Company and (ii) one Class A Warrant (a “Class A Warrant”) to purchase one Common Share at an exercise price of $1.25 per Common Share. We also issued 552,000 underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 552,000 Common Shares at an exercise price of $1.375 per share. As of March 28, 2022, an aggregate of 10,997,000 Class A Warrants had been exercised for 10,997,000 of our common shares, resulting in proceeds to us of $13,746,250. A total of 43,000 Class A Warrants, with an exercise price of $1.25 per share, remained outstanding as of March 28, 2022
In March 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 43,124,950 units for $1.60 per unit, each unit consisting of (i) one Common Share of the Company (or pre-funded
warrants, all of which were subsequently exercised for common shares, in the case of 3,900,000 units) and (ii) one Class B Warrant (a “Class B Warrant”) to purchase one Common Share at an exercise price of $1.60 per Common Share. We also issued 1,724,998 underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 1,724,998 Common Shares at an exercise price of $2.00 per share.
We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders. We own and operate a fleet of three medium range product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. The total cargo carrying capacity of our fleet is 255,804 dwt.
We have also entered into agreements to acquire two M.R. refined petroleum product tankers, built at Shin Kurushima Dockyard, Japan in 2011 and at SLS Shipbuilding, South Korea in 2008, respectively, with an aggregate capacity of approximately 97,000 dwt, from Brave Maritime, which is affiliated with members of the Vafias family other than our Chief Executive Officer, for an aggregate purchase price of $31.0 million. We expect to finance the purchase price for these vessels, which are scheduled to be delivered to us on a charter-free basis by the end of May 2022, with cash-on-hand
and new senior secured bank debt for which we are in discussions with an international financial institution.
Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website address is www.imperialpetro.com. The information contained on or linked to from our website is not incorporated herein by reference.
Our company operates through a number of subsidiaries which directly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of March 1, 2022, all of which are wholly-owned by us other is set forth in Exhibit 8 to this Annual Report on Form
20-F.
B. Business Overview
Our fleet consists of three medium range product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. The total cargo carrying capacity of our fleet is 255,804 dwt. Please see information in the section “Our Fleet”, below. During 2019, 2020 and 2021, our tankers (owned by StealthGas until December 2, 2021) had a fleet operational utilization of 99.7%, 95.7% and 90.5%, respectively, and we generated voyage revenues of $13.3 million, $20.3 million and $17.4 million, respectively.
Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Stealth Maritime.
Our Fleet
As of March 1, 2022, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	$12,250	April 2022(2)
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	$13,250	March 2022(3)
Falcon Maryam	2009	Korea	46,000	MR product tanker	Bareboat	$7,800	September 2022
Stealth Berana	2010	Korea	115,804	Aframax oil tanker	Time Charter	$16,450	March 2022(4)
Fleet Total		255,804 dwt

(1)	Earliest date charters could expire.
(2)	The charterer has an option to extend the charter for an additional year at a daily charter rate of $14,500.
(3)	The charterer has an option for a period of another 45 days at a daily rate of $14,500.
(4)
The charterer declined to exercise its charter extension options and on March 4, 2022 redelivered the Stealth Berana to us, which operated in the spot market, until commencing a
2-month
time charter at daily rate of $33,000 on March 24, 2022.

We plan to expand our fleet by investing in vessels, which may include vessels in other seaborne transportation sectors in addition to the product and crude tanker sectors, under favorable market conditions; and, as described above, have recently entered into agreements to acquire two MR product tankers. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We will deploy our fleet on a mix of period charters, including time and bareboat charters which can last up to several years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions.
As of March 1, 2022, all of our tanker vessels are employed under a time charter or a bareboat contract; however, the
 Stealth Berana
 was redelivered to us in early March 2022 and operated in the spot market before commencing a time charter on March 24, 2022. As of March 1, 2022, approximately 27.5% of our remaining ship capacity days in 2022 is under contract.
We refer you to the risk factor entitled “The market values of our vessels may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements” and the discussion in the section of this annual report entitled “Item 3. Key Information—Risk Factors – Industry Risk Factors”.
Commercial and Technical Management of Our Fleet
We have entered into a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, dry-docking and insurance.
Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase.
Under our management agreement with Stealth Maritime, which we entered into in conjunction with the Spin-Off, we
pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the
calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also be obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf.
The initial term of our management agreement with Stealth Maritime will expire on December 31, 2025. Unless six months’
notice of non-renewal is given
by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods.
For additional information about the management agreement, including the calculation of management fees and termination provisions, see “Item. 7 Major Shareholders and Related Party Transactions—B. Related Party Transactions—Management and Other Fees.”

Crewing and Employees
Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2020 and 2021, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc. and in 2020 Jebsen Maritime Inc., both based in Manila, were responsible for providing the crewing of our fleet, under Stealth Maritime’s technical management (excluding our Aframax tanker for which crew management is provided by Bernard Shulte Management), to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew.
Chartering of the Fleet
We, through Stealth Maritime, manage the employment of our fleet. We deploy our tankers on period charters, including time and bareboat charters that can last up to several years, and spot market charters along with short- term time charters, which generally last from one to six months, subject to market conditions. Time and bareboat charters are for a fixed period of time, but could also occasionally include optional periods giving charterers the right to extend the charter. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and dry-docking costs.
Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker charter rates, although we are then exposed to the risk of declining tanker charter rates. Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.
In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of March 28, 2022, our three product tankers are employed on fixed-rate time or bareboat charters expiring in March 2022, April 2022 and September 2022, and our Aframax tanker is employed on a time charter expiring in May 2022, after operating in the spot market for most of March 2022 (each charter for our product tankers, other than the bareboat charter expiring in September 2022, is subject to charterer’s extension options).
Our tankers trade globally. Some of the areas where we usually operate are the Middle East- Far East range, the Mediterranean, North West Europe range, Africa, USA and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.
Customers
Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include national, major and other independent energy companies and energy traders, and industrial users of those products. For the years ended December 31, 2019, 2020 and 2021, we had three, four and four customers account for 90.8%, 80.9% and 60.7%, respectively, of our total revenues. In addition, vessels under bareboat charter may be sub-chartered to third
parties.
Our fleet’s average age is above the average age of the global tanker fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers. In
these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from other charterers.
Environmental and other Regulations
Government regulations significantly affect the ownership and operation of our vessels. They are subject to international conventions and national, state and local laws and regulations in force in the countries in which they may operate or are registered.
A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, any future requirements may limit our ability to do business, increase our operating costs, force the early retirement of one or more of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.
Environmental Regulations—International Maritime Organization (“IMO”)
The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, IMO adopted the MARPOL, which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. Our vessels are subject to standards imposed by the IMO.
In September 1997, the IMO adopted MARPOL Annex VI to address air pollution from ships. Effective in May 2005, Annex VI set limits on SOx and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for special areas to be established with more stringent controls on emissions. Options for complying with the requirements of Annex VI include use of low sulfur fuels, modifications to vessel engines, or the addition of post combustion emission controls. Annex VI has been ratified by some, but not all IMO member states. Vessels that are subject to Annex VI must obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI.
In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements.
Our Aframax tanker has a water ballast system installed, and we currently have no committed capital expenditure obligations or plans for the installation of scrubber on our three product tankers. We plan to install ballast water treatment systems on the Falcon Maryam in the third quarter of 2022 and Magic Wand and Clean Thrasher in the first quarter of 2023.
More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or
install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.
Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the “CLC”) (the United States, with its separate OPA regime described below, is not a party to the CLC). This convention generally applies to vessels that carry oil in bulk as cargo. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, the registered owner of a regulated vessel is strictly liable for pollution damage in the territorial waters or exclusive economic zone of a contracting state caused by the discharge of any oil from the ship, subject to certain defenses. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability per incident is limited to 4.51 million Special Drawing Rights (“SDR”) plus 631 SDR for each additional gross ton over 5,000. For a vessel over 140,000 gross tons, liability is limited to 89.77 million SDR. The SDR is an International Monetary Fund unit pegged to a basket of currencies. The right to limit liability under the CLC is forfeited where the spill is caused by the owner’s actual fault and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading in states that are parties to the CLC must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover any liability under the CLC.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.
Our product tankers may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS). The 2010 HNS Convention sets up a two-tier system of
compensation composed of compulsory insurance taken out by ship owners and an HNS Fund that will come into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs of compliance with its requirements should it enter into force.
The IMO adopted the BWM Convention in February 2004. The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has been issued or will be issued a ballast water management plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.
The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
The operations of our product tankers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (“IBC Code”) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods entered into force in June 2014, and additional requirements regarding stability, tank purging, venting and inerting requirements entered into force in January 2016. Further amendments to the IBC Code entered into force on January 1, 2021 including revisions to carriage requirements for products. We may need to make certain expenditures to comply with these amendments.

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)
The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.
Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and
other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA broadly defines these other damages to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.
The current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,300 per gross ton or $19,943,400, subject to adjustment for inflation by the United States Coast Guard every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.
OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the United States Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject as discussed above. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.
Environmental Regulations—Other Environmental Initiatives
The EU has adopted legislation that: (1) requires member states to refuse access to their ports to certain sub-standard vessels, according
to vessel type, flag and number of previous detentions; (2) creates an obligation on member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is impossible to predict what additional legislation or regulations, if any, may be promulgated by the EU or any other country or authority.
On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act, or NISA. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. As of the date of this report, the United States Coast Guard has approved forty Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.
The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.
Climate Control Initiatives
Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 would build on the EEDI and SEEMP and require ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The draft amendments will be put forward for formal adoption at MEPC 76, to be held during 2021. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.
On June 29, 2017, the Global Industry Alliance, or the GIA, was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United
Nations Development Program-IMO project, which
supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.
In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
The United States Coast Guard regulation’s aim to align with international maritime security standards exempted non-United States vessels
from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

IMO Cyber Security
The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships by January 1, 2021.
Vessel Recycling Regulations
The EU has adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. In addition to new requirements for the recycling of vessels, the new regulation contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of an EU member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation took effect on non-EU-flagged vessels calling
on EU ports of call beginning on December 31, 2020.
Classification and Inspection
All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas and American bureau of shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30
to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.
In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a pre-condition to chartering
voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations, and customer emphasis on quality of service.
All areas subject to surveys as defined by the classification society, are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.
Vessels are dry docked for the special survey for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within the prescribed time limits.
Risk of Loss and Liability Insurance
General
The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance
We have obtained marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all of our vessels. The vessels are each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident.
We also maintain increased value insurance for most of our vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the Hull and Machinery policy. Increased value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.
Protection and Indemnity Insurance
Protection and indemnity insurance, is a form of mutual indemnity insurance, which covers our third party liabilities in connection with our shipping activities. It is provided by non-profit-making protection and
indemnity commonly known as P&I Associations or “clubs.” This insurance provides cover towards third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.
Our current protection and indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.
Under the current structure, clubs’ contributions to claims in the lower pool layer from $10 million to $50 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from $50 million to $100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis.
The International Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US $100 million) up to an amount of US $3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market.
As members of Mutual P&I Associations, we may become subject to unbudgeted supplementary calls payable to the P&I Club depending on its financial year results that they are determined by 3 main parameters, i.e., their exposure from payment of claims, the income through premium and the income arising from investments. Our aim at every renewal is to conclude our P&I insurance with “A rated” P&I clubs as this, amongst other benefits, eliminates the risk of unbudgeted supplementary calls being imposed.
Competition
We operate in a highly competitive global market based primarily on supply and demand of vessels and cargoes. Ownership of medium range product tankers and crude oil tankers capable of transporting crude oil and refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent tanker owners. Many oil companies and other oil trading companies, the principal charterers of our product tankers and crude oil tankers, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, its age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

Seasonality
Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, our revenues may be stronger in fiscal quarters ended December 31 and March 31 and relatively weaker during the fiscal quarters ended June 30 and September 30.
The Tanker Industry
In broad terms, demand for oil and oil products traded by sea is primarily affected by global and regional economic conditions, as well as other factors such as changes in the location of productive capacity, and variations in regional prices. Demand for shipping capacity is a product of the physical quantity of the cargo (measured, depending on the cargo in terms of tons or cubic metrics), together with the distance the cargo is carried. Demand cycles move broadly in line with developments in the global economy, with growth rate of demand for products slowing significantly and becoming negative in some years in the period immediately after the onset of the global economic downturn in late 2008, before recovering gradually from 2011 with general improvement in the global macro-economic environment. Low crude prices between 2015 and 2017 induced greater consumption, which led to increased seaborne trade of crude oil as well as refined products. Growth in seaborne trade slowed in 2018 because of inventory drawdown in crude as well as refined products. In 2019, the decline in seaborne trade was on account of lower refinery runs and weaker economic growth. Refineries underwent maintenance in the first half of 2019 to prepare for low sulfur fuel oil and MGO demand related with IMO 2020 regulations on the control of Sulphur emission, while refinery runs were lower in the second half of 2019 due to weaker economic growth.
The
outbreak of COVID-19 severely affected
the demand for crude oil and refined petroleum products in 2020 and 2021 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. The emergence of the Omicron variant in November 2021 intensified the existing uncertainty over charter rates and demand for seaborne transportation. The decline in trade was mainly led by a sharp decline in both crude oil and oil products trade following restrictions enforced by authorities in several major economies. Oil demand and trade started recovering gradually in the second half of 2020 with the easing lockdown restrictions in many parts of the world. In 2021, 3,162 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,829 million tons of cargo and products 962 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products.

Products trades have received a boost in the last decade as a result of developments in exploration and production activity in the U.S. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products.
Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and fuel oil and vacuum gas oil (often referred to as ‘dirty products’). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (IMO) certification. These vessels are classified as product/chemical tankers, and as such, they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product
tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.
Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (BWTS) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (BWM) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the
BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water.
The IMO ‘D-2’ standard is
also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after BWM Convention came into force in 2019.
The second factor that is likely to impact future vessel supply is the drive to control sulfur emission from ships. Heavy fuel oil (HFO) has been the main fuel of the shipping industry for many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO consumed by ships has been about 3.5% until the end of

2019. It is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (SO2), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (PM), which are directly tied to the sulfur content of the fuel. One estimate suggests that PM emissions from maritime shipping led to 87,000 premature deaths worldwide in 2012.
Vessel chartering
Product tankers and crude oil tankers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment (“COA”) or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, tankers are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel. A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system
by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COA with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.
Market cyclicality and trends
The international tanker shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in the first half of 2020; before declining sharply in the second half of 2020 and remaining at low levels in 2021 and early 2022. Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Demand for vessels depends on the international trade of oil and refined petroleum products, including the availability of crude oil. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus prone to more volatility.
At the same time, the supply of tankers vessels cannot be changed drastically in the short term as it takes about nine months to build a ship and, usually, there is a lag of, at least, fifteen to eighteen months between placing an order to build a vessel and its delivery. In the near term, supply is limited by the existing number of vessels and can only be adjusted by increasing or decreasing the operating speed of a vessel but various economic and operational factors could limit the range of such adjustments.
Typically, periods of high charter rates result in an increased rate of new vessel ordering, often more than what the demand levels warrant; these vessels begin to be delivered eighteen months or more later when demand growth for vessels may have slowed down thus creating oversupply and quick correction of charter rates. The cyclicality of charter rates is also reflected in vessel values.
Legal Proceedings
To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.
See Note 14 “Commitments and Contingencies” to the audited financial statements included elsewhere in this report.
Properties
Other than our vessels, we do not own any material property.

C. Organizational Structure
As of March 1, 2022, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.
D. Properties
Other than our vessels we do not have any material property. For information on our fleet, see “Item 4. Information on the Company—Business Overview.” Our vessels are subject to priority mortgages, which secure our obligations under our credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facility.”
We have no freehold or material leasehold interest in any real property. We lease office space from an affiliated company of Stealth Maritime. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Office Space.”
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this annual report. Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, and did not commence operations until the consummation of the Spin-Off on
December 3, 2021. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report. You should also carefully read the following discussion with “Risk Factors,” “Forward-Looking Statements,” and “Selected Historical Financial and Other Data.” The financial statements have been prepared in accordance with U.S. GAAP.
We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.
Overview
Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the Spin-Off. On
December 3, 2021, StealthGas distributed all of our outstanding common shares and 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares to its stockholders, which completed our separation from StealthGas.
The accompanying consolidated financial statements presented in this Annual Report include the accounts of Imperial Petroleum Inc. and its wholly owned subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and the liabilities of the subsidiaries from their dates of incorporation. For periods up to December 3, 2021, the accompanying financial statements reflect the financial position and results of the carve-out
operations of the subsidiaries that were contributed to Imperial Petroleum Inc.
We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders. We own and operate a fleet of three medium range product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, and one Aframax tanker which is used for carrying crude oil. The total cargo carrying capacity of our fleet is 255,804 dwt.
We have also entered into agreements to acquire two M.R. refined petroleum product tankers, built at Shin Kurushima Dockyard, Japan in 2011 and at SLS Shipbuilding, South Korea in 2008, respectively, with an aggregate dwt capacity of approximately 97,000, from Brave Maritime for an aggregate purchase price of $31.0 million. We expect to finance the purchase price for these vessels, which are scheduled to be delivered to us on a charter-free basis by the end of May 2022, with cash-on-hand
and new senior secured bank debt for which we are in discussions with an international financial institution.

We will actively manage the deployment of our fleet on a mix of period charters, including time and bareboat charters which can last up to several years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. As of March 1, 2022, all of our tanker vessels are employed under either a time charter or a bareboat charter contract; however, the
 Stealth Berana
 was redelivered to us in early March 2022 and operated in the spot market before commencing a time charter on March 24, 2022. As of March 1, 2022, approximately 27.5% of our ship capacity days in the remainder of 2022 were under contract.
Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, which may have a materially adverse impact on our overall financial performance.
As described below under “—Results of Operations”, the mix of charters our vessels are deployed on, which affects our utilization, revenues, expenses and profitability, has differed in recent periods and over time we expect will continue to vary. Our fleet’s percentage of calendar days operating on time and bareboat period charters decreased significantly from over 99% in 2019, comprised of 60.3% bareboat days and 39.0% time charter days, to 72.5% in 2020, comprised of 30.5% bareboat days and 42.0% time charter days, with spot market days increasing from 0.5% to 24.3% and fleet operational utilization declining from 99.7% to 95.7% from 2019 to 2020, reflecting the expiration of two bareboat charters and the operation of the respective vessels in the spot market and on time charters. In the year ended December 31, 2021, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market decreased, to 20.6%, with bareboat charter days declining further to 25.0%, time charter days increasing to 52.2% and fleet operational utilization declining to 90.5%. This reflects, principally, the weak conditions that were prevailing in the product and crude oil tanker charter markets in 2021, in which circumstances we generally prefer not to lock-in our
vessels for extended periods at the low rates currently available under time or bareboat period charters. Operating vessels in the spot market, however, can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. This was the case for those of our vessels operating in the spot market in the second half of 2021 and may continue to be the case for our vessels until conditions in the crude oil and product tanker charter markets begin to improve. With any improvement in market conditions we will seek to employ our vessels on a higher percentage of period charters, principally time charters, if attractive rates become available.
Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the product and crude oil tanker charter markets, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. The proportion of time our fleet operates on bareboat charters versus time charters affects our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels.
We will be evaluating vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is lower than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see “—Critical Accounting Estimates” below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days.
 We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated
with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. In. We may also elect to sell vessels in our fleet from time to time.

•
Voyage days
. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated
with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•
Fleet utilization; Fleet operational utilization
. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days-excluding commercially idle days-during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons
such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•
Cyclicality
. As of March 28, 2022, our three product tankers are employed on fixed-rate time or bareboat charters expiring in March 2022, April 2022 and September 2022, and our Aframax tanker is employed on a time charter expiring in May 2022, after operating in the spot market for part of March 2022 (each charter for our product tankers, other than the bareboat charter expiring in September 2022, is subject to charterer’s extension options). Accordingly, we are exposed to prevailing charter rates in the product and crude tanker sectors when these vessels’ existing charters expire, and in seeking employment for the two product tankers we have agreed to acquire upon their delivery to us. Currently tanker charter market rates are at low levels, reflecting the impact of the COVID-19 pandemic,
which reduced demand for oil and in turn demand for the seaborne transportation of oil and oil products in the second half of 2020 and in 2021, and production cuts. While the global economy has begun to recover in parts of the world, driven in part by the availability of COVID-19 vaccines,
and in turn energy demand and oil prices have shown some recent improvement, the success and timing of COVID-19 containment strategies
remain uncertain, particularly in light of the emergence of variants such as Delta and Omicron, and charter rates face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of refined petroleum products and crude oil, particularly resulting from failure to contain the COVID-19 pandemic.
In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for oil.

•
Seasonality.
 As of March 28, 2022, our aframax tanker is employed on a time charter, after operating in the spot market for most of March 2022, two of our product tankers are employed on time charters, with extension options exercisable by the charterer, and one of our product tankers is employed on a bareboat charter. At the end of these charters, including if these options are not exercised by the charterer, and in seeking employment for the two product tankers we have agreed to acquire upon their delivery to us, the potential operation in the spot market or seeking period employment may expose us to seasonal changes in the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages are denominated, can also cause our vessel operating expenses to increase. In addition, our net income is affected by any financing arrangements, including any interest rate swap arrangements.
Below please see data regarding our fleet and average daily results for the years ended December 31, 2019, 2020 and 2021, which we use in analyzing our performance.

	Year Ended December 31,
	2019	2020	2021
FLEET DATA
Average number of vessels(1)	4.0	4.0	4.0
Total voyage days for fleet(2)	1,456	1,417	1,428
Total time charter days for fleet(3)	569	615	762
Total bareboat charter days for fleet(3)	880	446	365
Total spot market days for fleet(4)	7	356	301
Total calendar days for fleet(5)	1,460	1,464	1,460
Fleet utilization(6)	99.7%	96.8%	97.8%
Fleet operational utilization(7)	99.7%	95.7%	90.5%
AVERAGE DAILY RESULTS
Adjusted average charter rate(8)	8,762	12,073	9,649
Vessel operating expenses(9)	2,603	4,891	5,091
General and administrative expenses(10)	227	150	421
Management fees(11)	250	344	361

Total daily operating expenses(12)	2,830	5,041	5,512

(1)
Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time and bareboat charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)
Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire
days associated with major repairs, drydockings or special or intermediate surveys.

(6)
Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)
Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

(8)
Adjusted average charter rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the adjusted average charter rate by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Charter equivalent revenues and adjusted average charter rate are non-GAAP
measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period
changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of charter equivalent revenues and adjusted average charter rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of charter equivalent revenues as reflected in the consolidated statements of operations and calculation of adjusted average charter rate follow:

	Year Ended December 31,
	2019	2020	2021
Voyage revenues	$13,329,640	$20,302,052	$17,362,669
Voyage expenses	$572,553	$3,194,312	$3,584,415

Charter equivalent revenues	$12,757,087	$17,107,740	$13,778,254
Total voyage days for fleet	1,456	1,417	1,428

Adjusted average charter rate	$8,762	$12,073	$9,649

(9)
Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.

(11)
Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)
Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Impact of COVID-19 on our
Business
The spread
of the COVID-19 virus, which
was declared a pandemic by the World Health Organization in March 2020, has caused and will likely continue to cause substantial disruptions in the global economy and trade, including reduced demand for energy, with many countries, ports and organizations, including those where we conduct a large part of our operations, having implemented measures to combat the outbreak, such as quarantines and travel restrictions. It also negatively impacted global economic activity and demand for energy, including refined petroleum products and oil, in the second half of 2020 and 2021, and despite some recovery recently, may continue to negatively impact global economic activity and demand for energy. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure charters at attractive rates in 2020 and 2021, and may continue to do so, particularly for our vessels with charters expiring in 2022, if the efforts to contain the pandemic are less effective than hoped and the recent improvement in energy demand falters, as demand for additional charters could continue to be affected. Our business, and the tanker shipping industry as a whole, is also likely to be impacted by delays in crew changes as well as delays in the construction of new-build vessels,
scheduled dry-dockings, intermediate
or special surveys of vessels and ship repairs and upgrades, as well as reducing the availability of financing. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2020 and 2021, and may continue to do so in 2022. The extent to which COVID-19 will
impact our future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of the pandemic and the actions to contain or treat its impact.
In response to the pandemic, we have instituted enhanced safety protocols such as regular disinfection of our on-shore
facilities, regular
employee COVID-19 testing,
digital temperature reading facilities, limitation
of on-site visitors
and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates have been at low levels in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic.
Basis of Presentation and General Information
Revenues
Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues, the mix of charters our vessels are employed on and hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the product tanker and crude oil tanker charter markets.
We employ our vessels under time, bareboat and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, and may have a materially adverse impact on our overall financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses
Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 55.6% of total voyage expenses for the year ended December 31, 2021, 50.6% of total voyage expenses for the year ended December 31, 2020 and 13.5% of total voyage expenses for the year ended December 31, 2019. Commissions on hire are paid to our manager Stealth Maritime and/or third-party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement. As of March 1, 2022, we did not have any of our vessels operating in the spot market for which we pay voyage expenses; however, the
 Stealth Berana
 was redelivered to us in early March 2022 and operated in the spot market before commencing a time charter on March 24, 2022.
Vessel Operating Expenses
Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because we do not pay the operating expenses of vessels that we deploy on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.
Management Fees
During each of the years ended December 31, 2019, 2020 and 2021, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates remain the same after the Spin-Off, under
our new management agreement with Stealth Maritime. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.
General and Administrative Expenses
We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive
services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we will initially reimburse Stealth Maritime for its payment of the compensation of our executive officers for the first 12 months following the spin- off and then our Board will agree upon any further management compensation. For periods up to December 3, 2021, an allocation of general and administrative expenses incurred by StealthGas Inc. has been included in General and administrative expenses based on the number of calendar days the vessels to be contributed operated under StealthGas Inc.’s fleet compared to the number of calendar days of the total StealthGas Inc.’s fleet. We expect the aggregate cash compensation to our officers in the first year following the Spin-Off to
be approximately $0.3 million.
Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In late 2021 and early 2022, there has been some inflationary pressure on expenses, particularly in energy prices and resulting bunker expenses, for which we are responsible when our vessels operate in the spot market. In the event that significant global inflationary pressures appear and are sustained, these pressures would increase our operating, voyage, administrative and financing expenses.
Depreciation and Dry docking
The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. We depreciate our vessels on a straight-line basis, from the date they were originally built over their estimated useful lives, determined to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We expense costs associated with dry dockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2020, we drydocked our Aframax tanker at a total cost of $0.9 million, while in 2019 we did not dry dock any vessels. We did not drydock any vessels in 2021 and have no scheduled drydockings for 2022. We plan to install ballast water treatment systems on the
Falcon

Maryam
in the third quarter of 2022 and
Magic Wand
and
Clean Thrasher
in the first quarter of 2023. As of March 28, 2022, one of the two vessels we have agreed to acquire is scheduled to be drydocked, and have a ballast water treatment installed in the first quarter of 2023, while the other vessel already has an installed ballast water treatment system.
Interest Expense and Finance Costs
As of December 31, 2021 we had $27.8 million of outstanding indebtedness net of arrangement fees which we incurred under our 2021 DNB Senior Secured Credit Facility in November 10, 2021 to refinance outstanding indebtedness of StealthGas secured by the four vessels that it contributed to us as part of the Spin-Off, bear
interest at a rate of LIBOR plus 1.95% per annum. See “—Liquidity and Capital Resources—Credit Facilities.” We expect to incur significantly more interest expense in 2022 than is reflected in the financial statements for the year ended December 31, 2021 included elsewhere in this report, as such financial statements only reflect interest expense for the period from November 10, 2021 to December 31, 2021, as prior to that time we were dependent on StealthGas for financing requirements as StealthGas used a centralized approach. We will incur interest expenses under this credit facility and any new credit facilities we enter into to finance or refinance the purchase price of additional vessels, including the two product tankers we have agreed to acquire, as described in the “—Liquidity and Capital Resources” section below. We will also incur financing costs in connection with establishing those facilities, which will be deferred and amortized over the period of the facility, which we will also include in interest expense.
Critical Accounting Estimates
The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated carve-out financial
statements included elsewhere herein.
Impairment or disposal of long-lived assets
:
We follow the Accounting Standards Codification
(“ASC”) Subtopic 360-10, “Property,
Plant and Equipment”
(“ASC 360-10”), which
requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On a quarterly basis, in case an impairment indicator exists, we perform an analysis of the anticipated undiscounted future net cash flows of our long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows and the fair market value of the asset, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.
We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of our vessels was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2021, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.
Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and revenue estimates based on nine-year historical average rates (base rate) for periods for which there is no charter in place. With regards to operating expenses and utilization rate, these were based on historical trends. Such assumptions are highly subjective.
The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Sensitivity Analysis.
The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2021 and as of December 31, 2020 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2021 and as of December 31, 2020, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average
rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2021 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Product Tankers	-13.04%	3	33.9	3	33.9	3	33.9
Aframax Tanker	-12.39%	—	—	—	—	—	—

	Percentage difference between our average 2020 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Product Tankers	-20.45%	3	34.6	3	34.6	3	34.6
Aframax Tanker	0.33%	—	—	—	—	—	—
Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will improve by any significant degree. Charter rates may remain at relatively low levels for some time, or decline, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.
Based on the carrying value of each of our vessels held for use as of December 31, 2021 and as of December 31, 2020 and what we believe the charter-free market values of each of these vessels was as of these dates, all four of our owned vessels in the water had current carrying values above their market values. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $39 million, $42 million and $37 million as of December 31, 2021, December 31, 2020 and December 31, 2019, respectively. However, we believe that with respect to each of these four vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.
Vessel depreciation:
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We believe that a 25-year depreciable life
is consistent with other product tanker and crude tanker vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2020 or 2021 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.
Implications of Being an Emerging Growth Company
We had less than $1.07 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting under Section 404(b) of the Sarbanes-Oxley Act;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•
exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.07 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide shareholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public
companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.
Results of Operations
Year ended December 31, 2021 compared to year ended December 31, 2020
The average number of vessels in our fleet was 4.0 for the year ended December 31, 2021 and the year ended December 31, 2020, respectively.
REVENUES—Voyage revenues for the year ended December 31, 2021 were $ 17.4 million compared to $20.3 million for the year ended December 31, 2020, a decrease of $2.9 million, primarily due to lower revenues stemming from our vessels operating in the spot market as rates for tankers were weaker in 2021 when compared to 2020. Total calendar days for our fleet were 1,460 for the year ended December 31, 2021 compared to 1,464 for the year ended December 31, 2020. Of the total calendar days in 2021, 365 or 25.0% were bareboat charter days, 762 or 52.2% were time charter days and 301 or 20.6% were spot days. This compares to 446 or 30.5% bareboat charter days, 615 or 42% were time charter days and 356 or 24.3% spot days in 2020. Our fleet operational utilization was 90.5% and 95.7% for the years ended December 31, 2021 and December 31, 2020, respectively.
VOYAGE EXPENSES—Voyage expenses were $3.6 million for the year ended December 31, 2021 compared to $3.2 million for the year ended December 31, 2020. This increase of voyage expenses by $0.4 million, despite the decline in spot days is attributable to the increase of voyage costs particularly bunker costs. For the year ended December 31, 2021 our bunker charges were $2.0 million, corresponding to 55.6% of total voyage expenses, compared to $1.6 million corresponding to 50.0% of total voyage expenses for the year ended December 31, 2020. Voyage expenses also included port expenses of $1.0 million for the year ended December 31, 2021, corresponding to 27.8% of total voyage expenses, and commission to third parties which were $0.5 million, equivalent to 13.9% of total voyage expenses for year 2021. For the year ended December 31, 2020 voyage expenses also included port expenses of $0.8 million corresponding to 25% of total voyage expenses, and commission to third parties which were $0.5 million, equivalent to 15.6% of total voyage expenses for the year 2020.
VESSEL OPERATING EXPENSES—Vessel operating expenses were $7.4 million for the year ended December 31, 2021 compared to $7.2 million for the year ended December 31, 2020, an increase of $0.2 million, or 2.8%. The increase in operating expenses was primarily due to the decrease of bareboat activity in 2021, along with an increase in crew charges related to the
COVID-19
pandemic such as crew medical charges and charges related to crew changes.
DRY DOCKING COSTS—Dry docking costs were $0.01 million for the year ended December 31, 2021 compared to $0.9 million for the year ended December 31, 2020, a decrease of $0.89 million. None of our vessels underwent drydocking in year 2021, while dry docking charges for the year ended December 31, 2020 related to the dry docking of our Aframax tanker.
MANAGEMENT FEES—Management fees were $0.5 million for the year ended December 31, 2021 and the year ended December 31, 2020. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter and $125 per day for vessels under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2021 were $0.6 million compared to $0.2 million for the year ended December 31, 2020, an increase of $0.4 million or 200%, mainly due to fact that for the year ended December 31, 2021 we incurred additional one-
off charges related to the
spin-off
of Imperial Petroleum Inc. from StealthGas Inc.

DEPRECIATION—Depreciation expenses for the year ended December 31, 2021 was $8.7 million while for the year ended December 31, 2020, depreciation charges were $8.6 million.
NET LOSS—As a result of the above factors, we recorded a net loss of $3.6 million for the year ended December 31, 2021, compared to a net loss of $0.4 million for the year ended December 31, 2020.
Year ended December 31, 2020 compared to year ended December 31, 2019
The average number of vessels in our fleet was 4.0 for the year ended December 31, 2020 and the year ended December 31, 2019, respectively.
REVENUES—Voyage revenues for the year ended December 31, 2020 were $ 20.3 million compared to $13.3 million for the year ended December 31, 2019, an increase of $7.0 million, primarily due to higher revenues stemming from our time charter contracts along with a reduction of our bareboat activity, as our bareboat days declined in 2020 when compared to year 2019 by 49.3%. Total calendar days for our fleet were 1,464 for the year ended December 31, 2020 compared to 1,460 for the year ended December 31, 2019. Of the total calendar days in 2020, 446 or 30.5% were bareboat charter days, 615 or 42.0% were time charter days and 356 or 24.3% were spot days. This compares to 880 or 60.3% bareboat charter days, 569 or 39.0% were time charter days and 7 or 0.5% spot days in 2019. Our fleet operational utilization was 95.7% and 99.7% for the years ended December 31, 2020 and December 31, 2019, respectively.
VOYAGE EXPENSES—Voyage expenses were $3.2 million for the year ended December 31, 2020 compared to $0.6 million for the year ended December 31, 2019. This increase of voyage expenses by $2.6 million is attributable to the increase of spot presence. For the year ended December 31, 2020 our spot presence was 356 days compared to 7 days in the year 2019. Voyage expenses consisted largely of bunker charges amounting to $1.6 million for 2020, accounting for 50% of total voyage expenses. Voyage expenses also included port expenses of $0.8 million for the year ended December 31, 2020, corresponding to 25% of total voyage expenses, and commission to third parties which were $0.5 million, equivalent to 15.6% of total voyage expenses for year 2020. For the year ended December 31, 2019 our spot charter activity was very limited hence total voyage expenses amounted to $0.6 million which are significantly lower compared to the voyage expenses incurred for the year ended December 31, 2020.
VESSEL OPERATING EXPENSES—Vessel operating expenses were $7.2 million for the year ended December 31, 2020 compared to $3.8 million for the year ended December 31, 2019, an increase of $3.4 million, or 89.5%. The increase in operating expenses was primarily due to the reduction in the number of our vessels on bareboat- since under bareboat charter arrangements we are not responsible for vessel operating expenses.
DRY DOCKING COSTS—Dry docking costs were $0.9 million for the year ended December 31, 2020 compared to $0.02 million for the year ended December 31, 2019, an increase of $0.88 million. Dry docking costs for the year ended December 31, 2020 related to the dry docking of our Aframax tanker.
MANAGEMENT FEES—Management fees were $0.5 million for the year ended December 31, 2020 compared to $0.4 million for the year ended December 31, 2019, an increase of $0.1 million or 25%. The increase was due to the reduction of vessels on bareboat. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter and $125 per day for vessels under bareboat charter.
GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2020 were $0.2 million compared to $0.3 million for the year ended December 31, 2019, a decrease of $0.1 million or 33.3%, mainly due to fact that for the year ended December 31, 2019 share based compensation expenses were incurred by StealthGas Inc. and allocated to the carve-out entities which
was not the case for the year ended December 31, 2020 since all the shares awarded by StealthGas Inc. under its equity compensation plan vested in August 2019.
DEPRECIATION—Depreciation expenses for the year ended December 31, 2020 and the year ended December 31, 2019 were $8.6 million for each year.
NET LOSS—As a result of the above factors, we recorded a net loss of $0.4 million for the each of the years ended December 31, 2020 and December 31, 2019.

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements included elsewhere in this report.
Liquidity and Capital Resources
As of December 31, 2021, we had cash and cash equivalents of $3.4 million.
Our principal sources of funds for our liquidity needs are cash flows from operations. Potential additional sources of funds include equity offerings and bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.
Our liquidity needs, as of December 31, 2021, primarily relate to funding expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.
As of December 31, 2021, we had $27.8 million of outstanding indebtedness net of arrangement fees, which was incurred under our 2021 DNB Senior Secured Credit Facility in November 2021 to refinance outstanding indebtedness of StealthGas secured by the four vessels that it contributed to us as part of the Spin-Off,
of which $4.8 million is payable in 2022. We expect to make $2.0 million of outflows reflecting estimated interest payments with respect to our 2021 DNB Senior Secured Credit Facility, of which $0.6 million is payable in 2022. Furthermore, as of December 31, 2021, we had remaining contractual obligations of $3.7 million relating to payments to Stealth Maritime which represent management fees, executive compensation and office rent, of which $0.9 million is payable in 2022.
In the first quarter of 2022, we entered into agreements to acquire two MR product tankers for an aggregate purchase price of $31.0 million, with delivery expected by the end of May 2022. We expect to finance the purchase price for these vessels with cash-on-hand
and a new senior secured credit facility for which we are in discussions. In the first quarter of 2022, we also completed two underwritten public offerings of common stock and warrants, resulting in net proceeds to us, after underwriting commissions and expenses, of approximately $90 million, including subsequent warrant exercises through March 28, 2022.
We believe that our working capital, together with our anticipated cash from operations, will be sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments, and related financing, and debt service requirements.
For a description of our 2021 DNB Senior Secured Credit Facility please refer to the discussion under the heading “—Credit Facilities” below. For a description of our agreements with Stealth Maritime please refer to the discussion under the heading “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”
Our dividend policy will also affect our liquidity position. See “Item 10. Additional Information—A. Share Capital—Authorized Capitalization—Common Shares Dividends.” We have 795,878 Series A Preferred Shares outstanding, which have a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share.
Cash Flows
As of December 31, 2021, we had a working capital deficit of $2.6 million. Our cash balance amounted to $3.4 million, as of December 31, 2021.
Net cash provided by operating activities
—was $5.2 million for the year ended December 31, 2021 and $8.9 million for the year ended December 31, 2020. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities decreased in the year ended December 31, 2021 compared to the year ended December 31, 2020 by $3.7 million mainly due to the decrease of our charter equivalent revenues. Net cash provided by operating activities was $8.9 million for the year ended December 31, 2020 and $8.6 million for the year ended December 31, 2019. Net cash provided by operating activities increased in 2020 compared to 2019 by $0.3 million mainly due to inflows from our parent.
Net cash used in investing activities
—was $0.1 million for the year ended December 31, 2021 and $0.7 million for the year ended December 31, 2020. Net cash used in investing activities decreased in the year ended December 31, 2021 compared to the year ended December 31, 2020, as in 2020 we incurred costs relating to improvements of our Aframax tanker and in 2021 we incurred costs for a water ballast system for one of our tankers. Net cash used in investing activities was an outflow of $0.7 million in 2020, while net cash used in investing activities was nil for the year ended December 31, 2019. Net cash used in investing activities increased in 2020 compared to 2019, mainly due to the investment of water ballast system installation on our Aframax tanker.

Net cash used in financing activities
— As part of StealthGas up to December 3, 2021, we were dependent upon StealthGas for the major part of our working capital and financing requirements as StealthGas used a centralized approach to cash management and financing of its operations. Financial transactions were accounted for through the Net Parent Investment account. Accordingly, none of StealthGas’s cash and cash equivalents or debt at the corporate level had been assigned to us. Net Parent Investment represented StealthGas’s interest in our net assets and includes our cumulative losses as adjusted for cash distributions to and cash contributions from StealthGas. The related transactions with StealthGas were reflected as cash flows as a financing activity.
The increase in the cash outflows for financing activities in 2020 compared to 2019 is mainly attributed to the increase in net distributions to StealthGas from $3.8 million in 2019 to $9.2 million in 2020. The decrease in the cash outflows for financing activities for the year ended December 31, 2021 by $2.9 million compared to the year ended December 31, 2020 is mainly attributed to the inflows amounting to $28.0 million from our new senior secured term loan facility with DNB which was offset by net distributions to StealthGas amounting to $33.5 million in the year ended December 31, 2021.
As and when we identify assets that we believe will provide attractive returns, we generally expect to enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities.
We operate in a capital intensive industry which requires significant amounts of investment, and we expect to fund a significant portion of this investment through long term debt. We will maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. StealthGas, and the subsidiaries that owned the four tankers that comprise our fleet, entered into credit facilities in connection with financing the acquisition of these vessels. We have entered into a senior secured credit facility with DNB to refinance the outstanding balances under these credit facilities that have been entered into by StealthGas for which the four tankers served as security prior to the Spin-Off. See
“—Senior Secured Credit Facility.”
Senior Secured Credit Facility
.
 In connection with the refinancing and consolidation of StealthGas’ existing credit facilities collateralized by our vessels, we, as guarantor, and each of our subsidiaries, as borrowers, entered into a new senior secured term loan facility with DNB (the “2021 DNB Senior Secured Credit Facility”), in conjunction with the Spin-Off.
The 2021 DNB Senior Secured Credit Facility is for an amount equal to $27.8 million. Borrowings under the 2021 DNB Senior Secured Credit Facility bear interest at an annual interest rate of LIBOR plus a margin of 1.95%. The terms of the loan agreement provide that as of June 30, 2023, or earlier if the six-month
LIBOR rate ceases to available before such time, the reference rate used in the calculation of the interest rate payable on amounts outstanding thereunder will change from LIBOR to a rate based on the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time. We are required to repay principal amounts in semi-annual installments together with a balloon payment on the final maturity date of October 22, 2026, based on an amortization profile of approximately 18 years.
The 2021 DNB Senior Secured Credit Facility is secured by customary shipping industry collateral including mortgages and other security relating to our four vessels, pledges of the shares of our subsidiaries that own the four vessels in our fleet and assignment of insurance. Our manager, Stealth Maritime, has also provided the lenders with an undertaking to continue to provide us with management services, not subcontract or delegate commercial or technical management of the vessels and to subordinate all claims against us to the claims of our lenders, the security trustee and applicable hedge counterparties. The 2021 DNB Senior Secured Credit Facility contains the collateral coverage covenants and certain financial covenants requiring us to:

•	ensure that our leverage, which is defined as the ratio of total liabilities to total assets, does not at any time exceed 70%;

•
maintain a ratio of the aggregate market value of the vessels securing the loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times in excess of 125%;

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•
Maintain, from December 31, 2021 until the second anniversary of the loan agreement (i.e., November 10, 2023), cash, cash equivalents, and restricted cash of the higher of $0.5 million per vessel and $2.5 million. Thereafter the required cash, cash equivalents, and restricted cash balance will be the higher of $1.0 million per vessel and $5.0 million.

Under the original terms of our 2021 DNB Senior Secured Credit Facility it would have constituted a “Change of Control” if certain members of the Vafias family cease to own at least 10% of our outstanding capital stock, cease to be involved in the management and control of Imperial Petroleum or cease to control the conduct of the business of Imperial Petroleum. Upon the occurrence of a Change of Control, the lenders under our 2021 DNB Senior Secured Credit Facility may by ten business days’ written notice require repayment of all amounts outstanding thereunder upon demand. We have entered into a supplemental agreement with DNB that amended the definition of Change of Control such that no minimum share ownership by the Vafias family is required so long as we are publicly-listed and trading on NASDAQ and certain members of the Vafias family owns any voting shares and Harry Vafias is required to remain our Chief Executive Officer. Under the terms of the amendment, if Harry Vafias were to be incapacitated or otherwise unable to serve as our chief executive officer, or be removed or resign from such position, it would constitute a Change of Control under our 2021 DNB Senior Secured Credit Facility entitling our lenders to require repayment of all amounts outstanding thereunder, in which case we would have to seek to refinance such amounts, which may be difficult to do on similar terms or at all.
Our 2021 DNB Senior Secured Credit Facility contains customary events of default with respect to us and our subsidiaries, including upon the non-payment of amounts
due under the credit facility; breach of covenants; matters affecting the collateral under such facility; insolvency proceedings and the occurrence of any event that, in light of which, the lender considers that there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due. Under the terms of our New Senior Credit Facility, we will be generally permitted to declare or pay cash dividends so long as we are not in default thereunder nor would be in default as a result of such dividend payment until June 30, 2022, and thereafter declare and pay dividends in amounts up to 50% of our free cash flow for the last four consecutive quarters so long as we are not in default thereunder nor would be in default as a result of such dividend payment. The consent of our lenders is also required to subcontract or delegate commercial or technical management of the vessels mortgaged thereunder.
Our 2021 DNB Senior Secured Credit Facility provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the credit facility and foreclose on the mortgages over the vessels and the related collateral. Our 2021 DNB Senior Secured Credit Facility also contains cross-default clauses.
Capital Expenditures
We may make capital expenditures from time to time in connection with our vessel acquisitions. As described elsewhere in this report, we have entered into agreements to acquire two MR product tankers, built 2011 and 2008, from Brave Maritime, an entity affiliated with the father of our Chief Executive Officer, for an aggregate purchase price of $31.0 million, with delivery expected by the end of May 2022. We expect to finance the purchase price for these vessels with cash-on-hand
and a new senior secured credit facility for which we are in discussions. Please refer to section above “Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and possible capital commitments.
C. Research and Development, Patents and Licenses
None.
D. Trend Information
The tanker industry is both cyclical and volatile in terms of charter rates and profitability while geopolitical events affect the demand for seaborne transportation. Indicatively, during the ten-year period from
the first quarter of 2012 through the fourth quarter of 2021, average earnings for an Aframax tanker fluctuated between $3,479 to $52,853 per day on a quarterly basis. Similarly, average MR tanker earnings fluctuated between $5,809 to $26,688 per day over the same period. Asset values are also subject to price fluctuations and market cyclicality. For example, the price of a 5-year-old Aframax tanker
fluctuated between $27.0 million and $46.0 million
during the ten-year period from
the first quarter of 2012 through the fourth quarter of 2021 while the price of a 5-year-old MR tanker
ranged between $22.0 million and $31.0 million over the same period.
In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. Similarly, average MR tanker earnings stood at approximately $20,000 per day in the fourth quarter of 2019 before dropping to approximately $6,400 per day in the fourth quarter of 2020, $6,880 in the second quarter of 2021 and $7,847 in the fourth quarter of 2021. The recent geopolitical crisis between Russia and Ukraine has caused tanker charter rates to rise significantly. Indicatively, average Aframax tanker earnings spiked to $68,403 per day in the end of February while average MR tanker earnings stood at $10,028 in the same period.

Seaborne oil trade was severely affected by the impact of the
Covid-19 pandemic through
disruptions arising from lockdowns in many countries and OPEC+ production cuts. Crude trade contracted by 6.3% to 295.8 million dwt in 2020 as compared to 315.7 million dwt in 2019. Similarly, products trade declined by approximately 10% to 113.8 million dwt in 2020 as compared to 126.9 million dwt in 2019.
The tanker market fundamentals remain challenging in the short term, with the impacts of the pandemic continuing to put pressure in tanker demand along with the recent short-term oil supply shortages arising from certain OPEC+ countries not being able to meet production targets. Overall, crude tanker dwt demand is estimated to have contracted by 2.8% in 2021 and is expected to increase by 7.1% in 2022, and product tanker demand is estimated to have increased by approximately 8.0% in 2021 supported by increasing demand for oil products and is expected to increase by around 7.0% in 2022 as demand for oil transportation recovers further and refinery capacity in key exporting regions further expands. On the supply side, the crude tanker trading fleet is expected to grow by approximately 3.0% in 2022 while the product tanker fleet is expected to grow by approximately 1.0%.
See “Business—The Tanker Industry.”
E. Critical Accounting Estimates
Please see “—Critical Accounting Estimates” above.

Item 6.	Directors, Senior Management and Employees
A. Directors, Senior Management and Employees
The following table sets forth, as of March 1, 2022, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	43	Chief Executive Officer, President and Class III Director	2021	2024
John Kostoyannis	55	Class II Director	2021	2023
George Xiradakis	57	Class I Director	2021	2022
Ifigeneia (Fenia) Sakellari	41	Interim Chief Financial Officer
Certain biographical information about each of these individuals is set forth below.
Harry N. Vafias
 has been a member of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum since its inception on May 14, 2021. He has also been the President and Chief Executive Officer and a member of the Board of Directors of StealthGas since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.
John Kostoyannis
 has been a member of our Board of Directors since November 2021. He has also been a member of the Board of Directors of StealthGas since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

George Xiradakis
 has been a member of our Board of Directors since November 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He has also been a Board Member of other US listed shipping companies.
Ifigeneia (Fenia) Sakellari
 is our Interim Chief Financial Officer. Ms. Sakellari has 17 years of experience in finance and has been a finance officer of StealthGas since 2015. Prior to this, Ms. Sakellari was employed for seven years with Piraeus Bank where she held positions in both its credit departments (corporate and project finance) and in its private equity investment arm. Ms. Sakellari holds a Bachelor Degree in Management Sciences from the London School of Economics and a Masters Degree in finance from SDA Bocconi.
We intend to appoint a permanent, full-time Chief Financial Officer by the end of the second quarter of 2022. Our officers, including our President and Chief Executive Officer Harry Vafias, and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of StealthGas or its affiliates. The amount of time our officers and such other individuals providing services to us will allocate between our business and the business of StealthGas and its affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there will be no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties will be subject to the ongoing oversight of our board of directors.
B. Compensation of Directors and Senior Management
Our Chief Executive Officer who also serves as a Board Director will not receive additional compensation for his service as a director. Each independent director receives annualized fees of $25,000 plus reimbursement of their out-of-pocket expenses incurred
in attending meetings of our Board of Directors or any committee of our Board of Directors.
We have no direct employees. The services of our Chief Executive Officer and Interim Chief Financial Officer will be provided under the management agreement with Stealth Maritime initially for the first 12 months following the spin-off and then
our Board will agree upon any additional management compensation. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation. We expect to pay to Stealth Maritime $0.3 million per year for the services of our executive officers. Prior to the Spin-Off, neither
we nor Stealth Maritime has paid any compensation to our executive officers.
Our executive officers and directors are also be eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” We have not granted any awards to directors or officers of the Company.
We have no service contracts with any of our directors that provide for benefits upon termination of employment.
C. Board Practices
We have three members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The current term of our Class I director expires in 2024, the term of our Class II director expires in 2023 and the term of our Class III director expires in 2022.

Corporate Governance
Our Board of Directors and our Company’s management reviews our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the Nasdaq Stock Market and the SEC.
We have adopted a number of key documents that are the foundation of our corporate governance, including:

•	a Code of Business Conduct and Ethics;

•	a Nominating and Corporate Governance Committee Charter;

•	a Compensation Committee Charter; and

•	an Audit Committee Charter.
We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, c/o Harry Vafias, Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. These documents are also available on our website at www.imperialpetro.com under the heading “Corporate Governance.”
To promote open discussion among the independent directors, our independent directors will meet in regularly scheduled executive sessions without participation of our Company’s management. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors may do so by writing to Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea 14561 Athens, Greece.
We are a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq Capital Market. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the Nasdaq Capital Market rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Nasdaq Capital Market permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the Nasdaq Capital Market. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently intend to have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members. In addition, in lieu of obtaining shareholder approval prior to certain issuances of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.
Committees of the Board of Directors
The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. The members of the Audit Committee are George Xiradakis (Chairman), and John Kostoyannis. The members of the Nominating and Corporate Governance Committee are John Kostoyannis (Chairman) and George Xiradakis. The members of the Compensation Committee are George Xiradakis (Chairman) and John Kostoyannis. Each of the directors on the Audit Committee has been determined by our Board of Directors to be independent.
Audit Committee
The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the SEC and the Nasdaq Stock Market, that all members of the Audit Committee fulfill the requirement of being financially literate and that George Xiradakis is an Audit Committee financial expert as defined under current SEC regulations.
The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required shareholder approval; and

•	performance of the Company’s independent audit function and independent auditors,

Nominating and Corporate Governance Committee
The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.
Compensation Committee
The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

•
reviewing the performance of directors, officers and employees of the Company who are eligible for awards and benefits under any plan or program and adjust compensation arrangements as appropriate based on performance;

•	reviewing and monitoring management development and succession plans and activities;

•	reporting on compensation arrangements and incentive grants to the Board;

•
retaining, setting compensation and retention terms for, and terminating any consultants, legal counsel or other advisors that the Compensation Committee determines to employ to assist it in the performance of its duties; and

•	preparing any Compensation Committee report included in our annual proxy statement.
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC, copies of which are available on our website: www.imperialpetro.com under “Investor Relations” and upon written request by our stockholders at no cost.
D. Employees
We have no salaried employees. Our manager employs and provides us with the services of our Chief Executive Officer, Interim Chief Financial Officer and any other management executives the Company may require. In each case their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation. For our compensation expenses, pursuant to our management agreement, we will initially reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer and Chief Financial Officer for the first 12 months following the Spin-Off and then
our Board will agree upon any further management compensation.
As of December 31, 2021, 36 officers and 59 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.
E. Share Ownership
The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Equity Compensation Plan
We have an equity compensation plan administered by our Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options,
stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. No awards have been granted under the plan as of March 1, 2022.

Item 7.	Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of March 28, 2022 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other executive officers;

•	each of our directors; and

•	all of our current directors and executive officers as a group.
The table also includes information regarding the beneficial ownership of our outstanding Series A Preferred Shares by each of directors and executive officers individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC.
In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 28, 2022 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each shareholder is based on 69,938,222 Common Shares and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares were issued and outstanding. As of March 28, 2022, we also had outstanding Class A Warrants to purchase up to 43,000 Common Shares at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 Common Shares at an exercise price of $1.60 per share and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,724,998 Common Shares at an exercise price of $2.00 per share.
Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held. Series A Preferred Shares generally have no voting rights, other than in very limited circumstances. See “Item 10. Additional Information—Authorized Capital—Description of Series A Preferred Shares.”

	Common Shares Beneficially Owned		Series A Preferred Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Principal Stockholders
None.
Executive Officers and Directors
Harry N. Vafias(1)	1,032,382	1.5%	172,063	21.6%
John Kostoyannis	1,412	*	235	*
George Xiradakis	—	—	—	—
Ifigeneia (Fenia) Sakellari	399	*	66	*
All executive officers and directors as a group (four persons)	1,034,194	1.5%	172,364	21.6%

*	Less than 1%.
(1)
The shares beneficially owned by Harry N. Vafias consist of, according to a Schedule 13D jointly filed with the SEC on December 13, 2021 by Flawless Management Inc. and Harry N. Vafias with respect to our common stock, Harry N. Vafias has sole voting power and sole dispositive power with respect to all shares beneficially owned by Flawless Management Inc. or directly by Mr. Vafias.

Our common shares and Series A Preferred Shares began
regular-way
trading on the Nasdaq Capital Market on December 6, 2021. Our major stockholders have the same voting rights as our other shareholders. As of March 28, 2022, we had approximately 18 common shareholders of record. Two of the common stockholders of record were located in the United States and held in the aggregate 68,904,463 shares of common stock representing approximately 98% of our outstanding shares of common stock. However, the two United States shareholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 68,904,438 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United
States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.
B. Related Party Transactions
Pursuant to our Audit Committee Charter, our Audit Committee is responsible for establishing procedures for the approval of all related party transactions involving executive officers and directors. Our Code of Business Conduct and Ethics requires our Audit Committee to review and approve any “related party” transaction as defined in Item 7.B of Form 20-F before it
is consummated.
Contribution Agreement
We entered into the Contribution Agreement with StealthGas in connection with the Spin-Off. The
Contribution Agreement sets forth the agreements between us and StealthGas regarding the contribution of the subsidiaries owning the vessels comprising our initial fleet and the refinancing of the existing indebtedness of StealthGas securing the vessels comprising our fleet with borrowings under our 2021 DNB Senior Secured Credit Facility, which were the principal transaction necessary to separate us from StealthGas.
The Contribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and StealthGas, if any. Following the Spin-Off, StealthGas
and Imperial Petroleum will operate independently, and neither will have any ownership interest in the other nor will there be any ongoing relationships between StealthGas and Imperial Petroleum after the separation.
Pursuant to the Contribution Agreement, on the distribution date of December 3, 2021, StealthGas distributed to its stockholders all 4,775,272 of our common shares and all 795,878 of our Series A Preferred Shares, with one of our common shares and one of our Series A Preferred Shares being distributed for every eight shares and forty-eight shares, respectively, of StealthGas common stock held by StealthGas stockholders.
The Contribution Agreement provided that
the Spin-Off and
the transfer of StealthGas’ product and crude oil tanker vessel-owning subsidiaries to us, was subject to, among other things, the approval of StealthGas’ Board of Directors, our entry into our 2021 DNB Senior Secured Credit Facility and the application of borrowings thereunder to refinance the existing indebtedness of StealthGas securing the vessels comprising our fleet, approval of our request for our common shares and Series A Preferred Shares to be listed on Nasdaq and the effectiveness of the registration statement relating to the
Spin-Off
distribution. The fulfillment of the foregoing conditions did not create any obligation on the part of StealthGas to effect the Spin-Off. StealthGas
had the right not to complete
the Spin-Off if,
at any time, the board of directors of StealthGas determined, in its sole discretion, that the Spin-Off was
not in the best interests of StealthGas or its stockholders, or that market conditions are such that it was not advisable to effect the Spin-Off.
We and StealthGas agreed to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Contribution Agreement. The Contribution Agreement provided that it may be terminated by StealthGas at any time prior to the separation by and in the sole discretion of StealthGas without the approval of us or the stockholders of StealthGas.
Any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries and other affiliates, on the one hand, and StealthGas and its subsidiaries and other affiliates (other than us and our affiliates), on the other hand, terminated as of the distribution date of December 3, 2021.

Management Affiliations
Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Flawless Management Inc., our largest stockholder immediately after completion of the
Spin-Off.
He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime may subcontract the technical management of some of our vessels to Brave Maritime in the future.
Management and Other Fees
In connection
with the Spin-Off, we
entered into a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services, on substantially the same terms, including the same fee levels, as Stealth Maritime provides these services to the vessel-owning subsidiaries of StealthGas contributed to us in connection with the Spin-Off. In
relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. Under the management agreement Stealth Maritime subcontracts certain of its obligations.
Stealth Maritime also provides crew management services to certain of our vessels. The majority of these services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2019, 2020 and 2021, these crew management fees were nil and $0.04 million and $0.06 million, respectively. As of March 1, 2022, two of our product tankers were being manned by Hellenic Manning Overseas Inc., while for our Aframax tanker, crewing services were provided by Bernard Shulte Management with a lumpsum monthly fee of $0.1 million. We are not responsible for crewing vessels deployed on bareboat charters, as one of our product tankers is currently deployed.
In the years ended December 31, 2019, 2020 and 2021, Stealth Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, and a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter, in each case, pro-rated for the
calendar days vessels were owned, with respect to the vessels in our fleet. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Under our management agreement with Stealth Maritime which we entered into in conjunction with the Spin-Off, we
pay management fees and commissions at the same rate.
The above management fees for the years ended December 31, 2019, 2020 and 2021 were $0.4 million, $0.5 million and $0.5 million, respectively. We also paid $0.02 million, $0.01 million and $0.03 million, respectively, in the years ended December 31, 2019, 2020 and 2021 related to onboard supervision which were included in our operating expenses – related party. For the years ended December 31, 2019, 2020 and 2021, total brokerage commissions of 1.25% amounted to $0.17 million, $0.25 million and $0.22 million, respectively, and in each period were included in voyage expenses – related party.
We also reimburse Stealth Maritime for its payment for services related to our executive officers.
Additional vessels that we may acquire in the future may be managed by Stealth Maritime or other unaffiliated management companies.
Under the management agreement we have agreed to keep Stealth Maritime and its employees, agents and sub-contractors indemnified
and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the management agreement and against and in respect of all costs, loss, damages, and expenses, which they may suffer or incur, during the course of the performance of the management agreement.
The initial term of our management agreement with Stealth Maritime will expire on December 31, 2025 and will be extended on a year-to-year basis thereafter unless six-month written notice of termination is provided by either party prior to the expiration of the term.
Stealth Maritime may terminate the management agreement prior to the end of its term if any money payable by us is not paid within 30 days following demand by Stealth Maritime. The management agreement will also terminate (1) upon an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of us or Stealth Maritime (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver is appointed, or if we or Stealth Maritime suspends payment, ceases to carry on business, or makes any special arrangement or composition with creditors or (2) in the case of the sale of all of our vessels or if all of our vessels become a total loss or are declared as a constructive or compromised or arranged total loss or are requisitioned.

Office Space
Stealth Maritime provides our office space to us without charge for the first year after the completion of the Spin-Off, and
thereafter the lease rate will be €5,000 per month. The lease ends on December 3, 2023, and may be terminated by tenant upon eight weeks’ notice to landlord.
Vessel Acquisition Agreements
On March 4, 2022, we entered into agreements to acquire two MR product tankers, built 2011 and 2008, from Brave Maritime, an entity affiliated with the father of our Chief Executive Officer, for an aggregate purchase price of $31.0 million, with delivery to us expected by the end of May 2022. The transaction was approved by the Company’s audit committee comprised of independent directors.
C. Interest of Experts and Counsel
Not applicable

Item 8.	Financial Information
See “Item 18. Financial Statements” below.
Significant Changes.
Other than as described in Note 15 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.
Legal Proceedings.
To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity. See Note 14 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Annual Report.

Item 9.	The Offer and Listing
Trading on the Nasdaq Stock Market
Following the
Spin-Off,
regular way trading in our common stock and Series A Preferred Stock began on the Nasdaq Capital Market on December 6, 2021, under the symbols “IMPP” and “IMPPP”, respectively.

Item 10.	Additional Information
A. Share Capital
Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of March 28, 2022, 69,938,222 Common Shares and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares were issued and outstanding, as well as Class A Warrants to purchase up to 43,000 Common Shares at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 Common Shares at an exercise price of $1.60 per share and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,724,998 Common Shares at an exercise price of $2.00 per share.

Common Stock
Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which there were 4,775,272 shares issued and outstanding as of December 31, 2021 and 69,937,222 shares outstanding as of March 28, 2022. As of March 28, 2022, we also had outstanding Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 shares of common stock at an exercise price of $1.60 per share and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,724,998 Common Shares at an exercise price of $2.00 per share. All of the 3,900,000 pre-funded
warrants issued on March 23, 2022 were exercised, at a price of $0.01 per share, for an aggregate of 3,900,000 common shares.
Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.
Our stockholders have approved the amendment of the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at an exchange ratio of between one-for-two and one-for-five hundred, with
the Board of Directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such split is implemented prior to the third anniversary of the Spin-Off.
Warrants
General
. As of March 28, 2022, we had outstanding Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 shares of common stock at an exercise price of $1.60 per share of $0.01 per share and underwriters warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,724,998 Common Shares at an exercise price of $2.00 per share. All of the 3,900,000 pre-funded
warrants issued on March 23, 2022 were exercised, at a price of $0.01 per share, for an aggregate of 3,900,000 common shares.
The following summary of certain terms and provisions of the Class A Warrants, Class B Warrants and pre-funded
warrants is not complete and is subject to, and qualified in its entirety by the provisions of the forms of Class A Warrant, Class B Warrant and pre-funded
warrants, respectively, which are each filed as an exhibit to this Annual Report.
Exercisability
.
The pre-funded warrants
are exercisable at any time after their original issuance. The Class A Warrants are exercisable at any time after their original issuance, of February 2, 2022, up to the date that is five years after their original issuance (February 2, 2027). The Class B Warrants are exercisable at any time after their original issuance, of March 23, 2022, up to the date that is five years after their original issuance (March 23, 2027). The Class A Warrants, Class B Warrants and
pre-funded
warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the Class A Warrants, Class B Warrants or pre-funded
warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the Class A Warrants, Class B Warrants or pre-funded
warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant, Class B Warrants or pre-funded
warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Class A Warrant, Class B Warrants or pre-funded
warrants. No fractional common shares will be issued in connection with the exercise of a Class A Warrant, Class B Warrants or pre-funded
warrants. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.
Exercise Limitation
. A holder will not have the right to exercise any portion of the Class A Warrants, Class B Warrants or pre-funded
warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A warrants, Class B Warrants or pre-funded
warrants, 9.99%) of the number of shares of our common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price.
 The exercise price per whole common share purchasable upon exercise of the Class A Warrants is $1.25 per share and upon exercise of the Class B Warrants is $1.60 per share. The exercise price of the pre-funded warrants
is $0.01 per share. The exercise price and number of common shares issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares.
Transferability.
 Subject to applicable laws, the Class A Warrants, Class B Warrants and pre-funded
warrants may be offered for sale, sold, transferred or assigned without our consent.
Exchange Listing.
 We do not intend to apply for the listing of the Class A Warrants, Class B Warrants or prefunded warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants, Class B Warrants and prefunded warrants will be limited.
Rights as a Shareholder.
 Except as otherwise provided in the Class A Warrants, Class B Warrants, or pre-funded
warrants or by virtue of such holder’s ownership of our common shares, the holder of a Class A Warrant, Class B Warrant or pre-funded
warrants does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the warrant.
Fundamental Transactions.
 In the event of a fundamental transaction, as described in the Class A Warrants, Class B Warrants and pre-funded
warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common shares, the holders of the Class A Warrants, Class B Warrants and pre-funded
warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant and Class B Warrant, as applicable, in the event of certain fundamental transactions, the holders of the Class A Warrants and Class B Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants or Class B Warrants, respectively, on the date of consummation of such transaction.
Governing Law
. The Class A Warrants, Class B Warrants, prefunded warrants and related warrant agency agreement are governed by New York law.
Underwriter’s Warrants
. The 552,000 Representative’s Purchase Warrants, issued to the representative of the underwriters of our February 2022 underwritten public offering, have substantially similar terms as the Class A Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing July 31, 2022 and expiring January 31, 2027 at an exercise price of $1.375 per share. These warrants are governed by New York law.
The 1,724,998 Representative’s Purchase Warrants, issued to the representative of the underwriters of our March 2022 underwritten public offering, have substantially similar terms as the Class B Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing September 18, 2022 and expiring March 18, 2027 at an exercise price of $2.00 per share. These warrants are governed by New York law.
Preferred Stock
Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 800,000 shares have been designated as Series A Preferred Shares, of which 795,878 Series A Preferred Shares are outstanding as of December 31, 2021 and March 28, 2022. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common shares. See “Description of Series A Preferred Shares” below.
Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for Imperial Petroleum common shares and Series A Preferred Shares and the warrant agent for our Class A Warrants.

Listing
Our common shares are listed on the Nasdaq Capital Market under the symbol “IMPP.” Our Series A Preferred Shares are listed on the Nasdaq Capital Market under the symbol “IMPPP.”
Common Share Dividends
We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Our board of directors will, however, evaluate our dividend policy consistent with our cash flows and liquidity requirements and we may consider paying dividends on our common shares depending on future performance of our business and financial condition. Declaration and payment of any future dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors, and will be subject to the priority of our Series A Preferred Shares, which, as described below earn dividends at a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.
Under the terms of our 2021 DNB Senior Secured Credit Facility we are permitted to pay dividends so long as we are not in default under the covenants contained therein; provided that after June 30, 2022 the amount of dividends may not exceed 50% of our free cash flow for the last four consecutive quarters without the lenders’ consent. See “Item 3. Key Information—Risk Factors—Risks Related To Our Common Stock”.
Description of Series A Preferred Shares
The following description of the Series A Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to the Statement of Designations designating the Series A Preferred Shares (the “Statement of Designations”) and setting forth the rights, preferences and limitations of the Series A Preferred Shares. A copy of the Statement of Designations, is filed as an exhibit to this Annual Report.” References to “Imperial Petroleum Inc.,” “we,” “our” and “us” refer specifically to Imperial Petroleum Inc.
General
As of December 31, 2021 and March 28, 2022, there are 800,000 Series A Preferred Shares authorized, and 795,878 Series A Preferred Shares issued and outstanding
.
 We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Shares, authorize and issue additional Series A Preferred Shares as well as Parity Securities and Junior Securities and, subject to the further limitations described under “—Voting Rights”, Senior Securities.
The holders of our common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Upon the occurrence of a liquidation, dissolution or winding up the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and payment to the holders of shares of any class or series of capital stock (including the Series A Preferred Shares) having preferential rights to receive distributions of our assets.
The Series A Preferred Shares entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. Each share of Series A Preferred Shares have a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared
.
 Please read “—Liquidation Rights.”
The Series A Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.
All the Series A Preferred Shares are represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Shares will be entitled to receive a certificate representing such shares unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed
.
 Please read “—Book-Entry System.”

The Series A Preferred Shares are not convertible into common shares or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Shares will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Shares will be subject to redemption, in whole or from time to time in part, at our option commencing on June 30, 2022. Please read “—Redemption.”
Ranking
The Series A Preferred Shares, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution
of our affairs, rank:

•
senior to all classes of our common shares, and to each other class or series of shares established after the initial issue date of the Series A Preferred Shares by our board of directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series A Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our
affairs, whether voluntary or involuntary (collectively, the “Junior Securities”);

•
on a parity with any class or series of shares established after the initial issue date of the Series A Preferred Shares by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Shares as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our
affairs, whether voluntary or involuntary (collectively, the “Parity Securities”); and

•
junior to (i) all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and (ii) each class or series of capital stock expressly made senior to the Series A Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such shares described in this clause (ii), the “Senior Securities”).

Under the Statement of Designations, we may issue Junior Securities and, so long as cumulative dividends on the Series A Preferred Shares are not in arrears, Parity Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Shares
.
 Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series
.
 Our board of directors will also determine the number of shares constituting each series of securities
.
 Our ability to issue additional Senior Securities is limited as described under “—Voting Rights.”
Liquidation Preference
The holders of issued and outstanding Series A Preferred Shares will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common shares or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the issued and outstanding Series A Preferred Shares and any Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Shares and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding shares of Series A Preferred Shares and Parity Securities, our remaining assets and funds will be distributed among the holders of the common shares and any other Junior Securities then issued and outstanding according to their respective rights.
Voting Rights
The Series A Preferred Shares have no voting rights except as provided by Marshall Islands law and as follows
.
 In the event that six quarterly dividends, whether consecutive or not, payable on Series A Preferred Shares are in arrears, the holders of Series A Preferred Shares will have the right, voting separately as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series A Preferred Shares voted as a class for the election of such director)
.
 The right of such holders of Series A Preferred Shares to elect one member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series A Preferred Shares have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above
.
 Upon any termination of the right of the holders of the Series A Preferred Shares and any other Parity Securities to vote as a class for a director, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately
.
 Any director elected by the holders of the Series A Preferred Shares and any other Parity Securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the
outstanding Series A Preferred Shares, voting as a single class, we may not (i) adopt any amendment to our articles of incorporation or Statement of Designations, that adversely alters the preferences, powers or rights of the Series A Preferred Shares, (ii) issue any Parity Securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears, or (iii) create or issue any Senior Securities.
On any matter described above on which the holders of the Series A Preferred Shares are entitled to vote as a class, such holders will be entitled to one vote per share
.
 The Series A Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.
Dividends
General
Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash dividends from December 3, 2021.
Dividend Rate
Dividends on Series A Preferred Shares will be cumulative, commencing December 3, 2021 and payable on each Dividend Payment Date, commencing December 30, 2021, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Series A Preferred Shares will accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Shares. The dividend rate is not subject to adjustment.
Dividend Payment Date
The “Dividend Payment Dates” for the Series A Preferred Shares will be each March 30, June 30, September 30 and December 30, commencing December 30, 2021. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding, the applicable Dividend Payment Date for such dividend period. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Shares will be payable based on a 360-day year consisting
of twelve 30-day months.
“Business Day” means a day on which the Nasdaq Stock Market is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.
Payment of Dividends
Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series A Preferred Shares that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our share transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”), will be three Business Days immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our board of directors in accordance with our Bylaws then in effect and the Statement of Designations.
So long as the Series A Preferred Shares are held of record by the Securities Depository or its nominee, declared dividends will be paid to the Securities
Depository in same-day funds on
each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Shares in accordance with the instructions of such beneficial owners.
No dividend may be declared or paid or set apart for payment on any Junior Securities (other than dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all issued and outstanding Series A Preferred Shares and any Parity Securities through the most recent respective dividend payment dates
.
 Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series A Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date
.
 Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series A Preferred Shares and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest
.
 If less than all dividends payable with respect to all Series A Preferred Shares and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time
.
 Holders of the Series A Preferred Shares will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series A Preferred Shares.
Redemption
The Series A Preferred Shares represent perpetual equity interests in us. We will have no obligation to redeem or repurchase any Series A Preferred Shares at any time.
Optional Redemption
We may redeem, at our option, in whole or from time to time in part, the Series A Preferred Shares (i) on or after June 30, 2022 and prior to June 30, 2023, at a price equal to $26.00 per Series A Preferred Share, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a price equal to $25.75 per Series A Preferred Share, (iii) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.50 per Series A Preferred Share, (iv) on or after June 30, 2025 and prior to June 30, 2026, at a price equal to $25.25 per Series A Preferred Share, and (v) on or after June 30, 2026, at a price equal to $25.00 per Series A Preferred Share, plus, in each case, an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of redemption, whether or not declared
.
 Any such optional redemption may be effected only out of funds legally available for such purpose.
Redemption Upon a Change of Control
In connection with a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Shares, in whole but not in part, no later than 90 days after the first date on which such Change of Control occurs, at a redemption price of (1) if the “Change of Control” occurs prior to December 31, 2023, $26.50 per share and (2) if the “Change of Control” occurs on or after December 31, 2023 at the same redemption prices as apply to an optional redemption as set forth above under “Optional Redemption”, plus, in the case of either (1) or (2), an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of redemption, whether or not declared. Any such redemption may be effected only out of funds legally available for such purpose.
A “Change of Control” means the following events have occurred and are continuing:

•
the acquisition by any “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of our shares entitling that person or group to exercise more than 50% of the total voting power of all of our shares entitled to vote generally in elections of directors (except that such person or group will be deemed to have beneficial ownership of all securities that such person or group has the right to acquire, whether such right is currently exercisable or is exercisable only upon the passage of time or occurrence of a subsequent condition); and

•
following the closing of any transaction referred to in the above bullet point, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American or the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market (collectively, “Nasdaq”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or the Nasdaq.

Redemption Procedure
We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on our share transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein
.
 Such notice shall state: (1) the redemption date, (2) the number of Series A Preferred Shares to be redeemed and, if less than all issued and outstanding Series A Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor, and (5) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the issued and outstanding Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by us, and such shares will be redeemed pro rata or by lot as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares
.
 So long as all Series A Preferred Shares are held of record by the Securities Depository or its nominee, we will give notice, or cause notice to be given, to the Securities Depository of the number of Series A Preferred Shares to be redeemed and the Securities Depository will determine the number of Series A Preferred Shares to be redeemed from the account of each of its participants holding such shares in its participant account
.
So long as the Series A Preferred Shares are held of record by the Securities Depository or its nominee, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date
.
 The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to
its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.
If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Shares as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor
.
 If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our shareholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends to (but not including) the date fixed for redemption, whether or not declared
.
 We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income
.
 Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Shares, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request after which repayment the holders of the Series A Preferred Shares entitled to such redemption or other payment shall have recourse only to us.
If only a portion of the Series A Preferred Shares represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series A Preferred Shares represented by the surrendered certificate that have not been called for redemption.
Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Shares called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.
We and our affiliates may from time to time purchase the Series A Preferred Shares, subject to compliance with all applicable securities and other laws
.
 Neither we nor any of our affiliates has any obligation or any present plan or intention, to purchase any Series A Preferred Shares
.
 Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred shares, undesignated as to series.
Notwithstanding the foregoing, in the event that full cumulative dividends on the Series A Preferred Shares and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Shares and any Parity Securities
.
 Common shares and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series A Preferred Shares and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.
No Sinking Fund
The Series A Preferred Shares do not have the benefit of any sinking fund.

B. Articles of Incorporation and Bylaws
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.
Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.
Directors.
Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.
The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.
Dissenters’ Rights of Appraisal and Payment.
Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Stockholders’ Derivative Actions.
Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Anti-takeover Provisions of our Charter Documents.
Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank Check Preferred Stock.
Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
Classified Board of Directors.
Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third
of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.
Election and Removal of Directors.
Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders.
Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations.
Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Business Combinations.
Our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•
persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•
the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•
upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•
following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds
of the voting stock of the corporation not owned by the stockholder; or

•	a transaction with a stockholder that was or became an interested stockholder prior to the consummation of our initial public offering.
Our purpose is to engage in any lawful act or activity relating to the business of chartering, rechartering or operating tankers, drybulk carriers or other vessels or any other lawful act or activity customarily conducted in conjunction with shipping, and any other lawful act or activity approved by the Board of Directors of the Corporation. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors. Our Board of Directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.
Directors.
Our directors are elected by a plurality of the votes cast at a meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.
The Board of Directors may change the number of directors by a vote of a majority of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to us.
Dissenters’ Rights of Appraisal and Payment.
Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting stockholder under the BCA to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of the stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. The right of a dissenting stockholder to receive payment of the fair value of his or her shares shall not be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.
Stockholders’ Derivative Actions.
Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.
Anti-takeover Provisions of our Charter Documents.
Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank Check Preferred Stock.
Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock, of which 800,000 have been designated Series A Preferred Shares and of which 795,878 are issued and outstanding as of December 31, 2021 and March 28, 2022. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors.
Our articles of incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our
Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.
Election and Removal of Directors.
Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Calling of Special Meetings of Stockholders.
Our bylaws provide that special meetings of our stockholders may be called only by resolution of our Board of Directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations.
Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting. If, however, the date of our annual meeting is more than 30 days before or 60 days after the first anniversary date of the previous year’s annual meeting, a stockholder’s notice must be received at our principal executive offices by the later of (i) the close of business on the 90th day prior to the annual meeting date or (ii) the close of business on the tenth day following the date on which such annual meeting date is first publicly announced or disclosed by us. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Business Combinations.
Our articles of incorporation prohibit us from engaging in a “business combination” with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

•	persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation; and

•
persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation’s outstanding voting stock at any time within three years before the date on which the person’s status as an interested stockholder is determined.

Subject to certain exceptions, a business combination includes, among other things:

•	certain mergers or consolidations of the corporation or any direct or indirect majority-owned subsidiary of the company;

•
the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation, determined on a consolidated basis, or the aggregate value of all the outstanding stock of the corporation;

•	certain transactions that result in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the interested stockholder; and

•	any receipt by the interested stockholder of the benefit (except as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

These provisions of our articles of incorporation do not apply to a business combination if:

•	before a person becomes an interested stockholder, the board of directors of the corporation approves the business combination or transaction in which the stockholder became an interested stockholder;

•
upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares;

•
following a transaction in which the person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the vote of the holders of at least two-thirds of the
voting stock of the corporation not owned by the stockholder; or

•	the transaction is with a stockholder that was or became an interested stockholder prior to or at the time the Spin-Off was consummated.
C. Material Contracts
We refer to “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party. We have entered into a management agreement with Stealth Maritime and purchase agreements for two M.R. product tankers as described as described in “Related Party Transactions – Management Arrangements and – Vessel Acquisition Agreements” and have entered into the 2021 DNB Senior Secured Credit Facility, the terms of which are described in section of this report entitled “Item 5. Operating and Financial Review and Prospects– Liquidity and Capital Resources – Credit Facilities.”
Other than the agreements discussed in the aforementioned section of this annual report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any member of the group is a party.
D. Exchange Controls and Other Limitations Affecting Stockholders
Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident
holders of our common stock.
We are not aware of any limitations on the rights to own our common stock, including rights of non-resident
or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.
E. Tax Considerations
Marshall Islands Tax Consequences
The following discussion is based on the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.
Imperial Petroleum is incorporated in the Marshall Islands. Under current Marshall Islands law, Imperial Petroleum is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Imperial Petroleum to holders of its common shares or Series A Preferred Shares that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of Imperial Petroleum common shares and Series A Preferred Shares will not be subject to Marshall Islands tax on the sale or other disposition of such common shares or Series A Preferred Shares.
United States Federal Income Tax Consequences
The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this report, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of Imperial Petroleum’s business as described in “Business” above and assumes that Imperial Petroleum will conduct its business as described in that section.

United States Federal Income Taxation of Our Company
Taxation of Operating Income: In General
Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”
Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States. Shipping income attributable to transportation exclusively between non-United States ports
will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.
In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.
Exemption of Operating Income from United States Federal Income Taxation
Under Section 883 of the Code and the Treasury Regulations thereunder, Imperial Petroleum will be exempt from United States federal income taxation on its U.S.-source shipping income if:

•	Imperial Petroleum is organized in a foreign country, or its country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and
either

•
more than 50% of the value of Imperial Petroleum’s stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
Imperial Petroleum’s stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands jurisdiction where Imperial Petroleum and certain of its shipowning subsidiaries, are incorporated, and Liberia where its other shipowning subsidiaries are incorporated, grant an “equivalent exemption” to United States corporations. Therefore, Imperial Petroleum will be exempt from United States federal income taxation in any taxable year with respect to our U.S.-source shipping income if Imperial Petroleum satisfies either the 50% Ownership Test or the Publicly-Traded Test for such taxable year.
Imperial Petroleum does not expect that it will be able to satisfy the 50% Ownership Test for any taxable year due to the anticipated, widely-held nature of its stock.
Imperial Petroleum’s ability to satisfy the Publicly-Traded Test is discussed below.
The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Imperial Petroleum common shares and Series A Preferred Shares will be “primarily traded” on the Nasdaq Capital Market, which is an established securities market for these purposes.
Under the regulations, Imperial Petroleum stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). Since Imperial Petroleum common shares and Series A Preferred Shares, which are Imperial Petroleum’s sole classes of stock, will be listed on the Nasdaq Capital Market, Imperial Petroleum will satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in the case of a short taxable year); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (or as appropriately adjusted in the case of a short taxable year). Imperial Petroleum expects satisfy the trading frequency and trading volume tests described in this paragraph. Even if this were not the case, the relevant Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as Imperial Petroleum expects to be the case with its common shares and Series A Preferred Stock, such class of stock is traded on an established market in the United States, such as the Nasdaq Capital Market and such class of stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury regulations provide that, in pertinent part, a class of a non-U.S. corporation’s stock
will not be considered to be “regularly traded” on an established securities market for any taxable year if 50% or more of the outstanding shares of such class of the corporation’s stock is owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of such class of the corporation’s stock (the “5% Override Rule”).
For purposes of being able to determine the persons who own 5% or more of a class of a corporation’s stock (“5% Shareholders”) the Treasury regulations permit a corporation to rely on Schedule 13-D and Schedule 13-D filings with
the SEC to identify persons who have a 5% or more beneficial interest in such corporation’s common stock, which currently are our sole class of voting shares, or, if our Series A Preferred Shares are then entitled to vote, our Series A Preferred Shares. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.
Additionally, we intend to take the position that
the pre-funded warrants
are a separate class of stock for purposes of the Publicly-Traded Test and that therefore the holders of pre-funded warrants
will not be treated as owners of common shares for purposes of determining the percentage of common shares owned by a shareholder under the 5% Override Rule. However, the precise application of these rules to the pre-funded warrants
is unclear and the IRS may disagree with this position.
It is possible that 5% Shareholders may own more than 50% of the Imperial Petroleum common shares. In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if Imperial Petroleum can establish that within the group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders
in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Shareholders owning a sufficient number of our common shares would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders. If, after the Spin-Off, 5%
Shareholders were to own more than 50% of the Imperial Petroleum common shares, there is no assurance that Imperial Petroleum would be able to satisfy the foregoing requirements.
Taxation in Absence of Exemption
If the benefits of Section 883 of the Code are unavailable for any taxable year, Imperial Petroleum’s U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions (“4% gross basis tax regime”). Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
To the extent the benefits of the Section 883 of the Code are unavailable and Imperial Petroleum’s U.S. source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S. source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, Imperial Petroleum may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

Imperial Petroleum’s U.S. source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	Imperial Petroleum has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
Substantially all of Imperial Petroleum’s U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

Imperial Petroleum does not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of Imperial Petroleum’s shipping operations and other activities, Imperial Petroleum believes that none of its U.S. source shipping income will be “effectively connected” with the conduct of a United States trade or business.
United States Taxation of Gain on Sale of Vessels
Regardless of whether Imperial Petroleum qualifies for exemption under Section 883 of the Code, Imperial Petroleum will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Imperial Petroleum will be considered to occur outside of the United States.
United States Federal Income Taxation of U.S. Holders
The following discussion regarding the material U.S. federal income tax consequences, subject to the limitations described below, to U.S. Holders (as defined below) of acquiring, and of owning and disposing, our common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants and
pre-funded
warrants, does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person.
As used herein, the term “U.S. Holder” means a beneficial owner of Imperial Petroleum common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants or
pre-funded
warrants, and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.
This discussion does not purport to deal with the tax consequences of owning Imperial Petroleum common shares, Series A Preferred Shares Class A Warrants, Class B Warrants or
pre-funded
warrants to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold Imperial Petroleum common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants or
pre-funded
warrants as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Imperial Petroleum common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants or
pre-funded
warrants.
If a partnership holds Imperial Petroleum common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants or
pre-funded
warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants or
pre-funded
warrants, you are encouraged to consult your tax advisor.
The foregoing treatment of the common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants and
pre-funded
warrants are not binding on the IRS or the courts. Because there are no authorities that directly address instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, each prospective investor is urged to consult its own tax advisors regarding the tax consequences of an investment in a unit (including alternative characterizations of a unit). The balance of this discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

Tax Treatment of
the Pre-Funded Warrants
We believe that
our pre-funded warrants
should be treated as our common shares for U.S. federal income tax purposes, rather than as warrants. Assuming this position is upheld, upon the exercise of a pre-funded warrant,
the holding period of
a pre-funded warrant
should carry over to the common share received. Similarly, no gain or loss should be recognized upon the exercise of a pre-funded warrant
and the tax basis of
a pre-funded warrant
should carry over to the common share received upon exercise, increased by the exercise price of $0.01 per share.
In the event that the exercise price or conversion ratio
of pre-funded warrants
is adjusted as a result of an action affecting the common shares, such as a dividend being paid on the common shares, a U.S. Holder may be treated as receiving a distribution from us. Such deemed distributions may be treated as a dividend and may be eligible for preferential tax rates, as described in the next section below.
However, our position is not binding on the IRS and the IRS may treat the pre-funded warrants
as warrants to acquire our common shares. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the pre-funded warrants.
The following discussion assumes
our pre-funded warrants
are properly treated as our common shares.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by Imperial Petroleum with respect to its common shares or Series A Preferred Shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” to the extent of Imperial Petroleum’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of Imperial Petroleum’s current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis their common shares or Series A Preferred Shares on a dollar-for-dollar basis and
thereafter as capital gain. Because Imperial Petroleum is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the Imperial Petroleum common shares or Series A Preferred Shares will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
Dividends paid on the Imperial Petroleum common shares or Series A Preferred Shares to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) are expected generally to be treated as “qualified dividend income” provided certain requirements are met. Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) Imperial Petroleum is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which as discussed below, Imperial Petroleum does not believe it is, has been or will be), (2) the Imperial Petroleum common shares or Series A Preferred Shares, as applicable, are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the Imperial Petroleum common shares and Series A Preferred Shares will be listed), (3) the U.S. Individual Holder has owned the common shares or Series A Preferred Shares, as applicable, for more than 60 days in the 121-day period beginning
60 days before the date on which the common shares or Series A Preferred Shares, respectively, become ex-dividend, and (4) the
U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the Imperial Petroleum common shares or Series A Preferred Shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by Imperial Petroleum that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.
Special rules may apply to any “extraordinary dividend”, which is generally a dividend paid by Imperial Petroleum in an amount which is equal to or in excess of ten percent (in the case of common shares) or five percent (in the case of Series A Preferred Shares) of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in Imperial Petroleum common shares or Series A Preferred Shares. If Imperial Petroleum pays an “extraordinary dividend” on its common shares or Series A Preferred Shares that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares or Series A Preferred Shares will be treated as long-term capital loss to the extent of such dividend.
For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as U.S.-source income, depending in general upon the ratio for that taxable year of our U.S.-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph), special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.
Sale, Exchange or other Disposition of Common Shares or Series A Preferred Shares
Assuming Imperial Petroleum does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss for U.S. federal income tax purposes upon a sale, exchange or other disposition of Imperial Petroleum common shares or Series A Preferred Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Gain or loss realized by a United States holder on the sale or exchange of common shares or Series A Preferred Shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.
Exercise of Class A Warrants and Class B Warrants
A U.S. Holder should not recognize gain or loss on the exercise of Class A Warrants or Class B Warrants and related receipt of common shares (unless cash is received in lieu of the issuance of a fractional common share). A U.S. Holder’s initial tax basis in the common share received on the exercise of a Class A Warrant or Class B Warrant should be equal to the sum of (a) such U.S. Holder’s initial tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. If we were to become a PFIC, pursuant to proposed Treasury Regulations a U.S. Holder’s holding period for the common share received will begin on the date on which such U.S. holder acquired its Class A Warrant or Class B Warrant.
In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Class A Warrants and Class B Warrants into common shares. The U.S. federal income tax treatment of a cashless exercise of warrants into common shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Class A Warrant or Class B Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Class A Warrants or Class B Warrants.
Disposition of Class A Warrants and Class B Warrants
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Class A Warrant or Class B Warrant in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Class A Warrant or Class B Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Class A Warrant or Class B Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.
Expiration of Class A Warrants and Class B Warrants without Exercise
Upon the lapse or expiration of a Class A Warrant or Class B Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class A Warrant or Class B Warrant, respectively. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Class A Warrants and Class B Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.
Certain Adjustments to the Class A Warrants and Class B Warrants
Under Section 305 of the Code, an adjustment to the number of common shares that will be issued on the exercise of the Class A Warrants or Class B Warrants, or an adjustment to the exercise price of the Class A Warrants or Class B Warrants, may be treated as a constructive distribution to a U.S. Holder of the Class A Warrants and Class B Warrants, respectively, if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the shareholders). Adjustments to the exercise price of the Class A Warrants and Class B Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Class A Warrants and Class B Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “Distributions” above).

Passive Foreign Investment Company Status and Significant Tax Consequences
Special United States federal income tax rules apply to a U.S. Holder that holds stock, Class A Warrants, Class B Warrants or pre-funded
warrants in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, Imperial Petroleum will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Imperial Petroleum common shares, Series A Preferred Shares, Class A Warrants Class B Warrants or
pre-funded
warrants, either:

•
at least 75% of Imperial Petroleum’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of Imperial Petroleum’s assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.
For purposes of determining whether Imperial Petroleum is a PFIC, Imperial Petroleum will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations, in which Imperial Petroleum owns at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by Imperial Petroleum in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless Imperial Petroleum were treated under specific rules as deriving rental income in the active conduct of a trade or business.
Based on Imperial Petroleum’s anticipated operations and future projections, Imperial Petroleum does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and Imperial Petroleum is not relying upon an opinion of counsel on this issue, Imperial Petroleum’s belief is based principally on the position that, for purposes of determining whether Imperial Petroleum is a PFIC, the gross income Imperial Petroleum derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that Imperial Petroleum or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether Imperial Petroleum is a PFIC. Imperial Petroleum believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service (“IRS”), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with Imperial Petroleum’s position. In addition, although Imperial Petroleum intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of Imperial Petroleum’s operations will not change in the future.
As discussed more fully below, if Imperial Petroleum were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in Imperial Petroleum common shares or Series A Preferred Shares, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat Imperial Petroleum as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with
respect to Imperial Petroleum common shares or Series A Preferred Shares, as discussed below. In addition, if Imperial Petroleum were to be treated as a PFIC, a U.S. Holder of Imperial Petroleum common shares or Series A Preferred Shares would be required to file annual information returns with the IRS.
In addition, if a U.S. Holder owns Imperial Petroleum common shares, Series A Preferred Shares, Class A Warrants, Class B Warrants or
pre-funded
warrants and Imperial Petroleum is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS
U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to Imperial Petroleum common shares or Series A Preferred Shares (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of Imperial Petroleum’s ordinary earnings and of Imperial Petroleum’s net capital gain, if any, for Imperial Petroleum’s taxable year that ends with or within the taxable year of the Electing Holder. Imperial Petroleum’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset Imperial Petroleum’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common shares or Series A Preferred Shares). Distributions received from Imperial Petroleum by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of Imperial Petroleum’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common shares or Series A Preferred Shares would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in Imperial Petroleum common shares or Series A Preferred Shares, as applicable. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of Imperial Petroleum common shares or Series A Preferred Shares. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding Imperial Petroleum. If we were aware that we were to be treated as a PFIC for any taxable year, we current expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common shares and Series A Preferred Shares. A QEF election will not be available with respect to Class A Warrants or Class B Warrants.
U.S. Holders Making
a Timely Mark-to-Market Election
A U.S. Holder who makes
a timely mark-to-market election with
respect to Imperial Petroleum common shares or Series A Preferred Shares would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common shares or Series A Preferred Shares at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common shares or Series A Preferred Shares, respectively. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common shares or Series A Preferred Shares would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that
the U.S. Holder included in income in previous years with respect to the common shares or Series A Preferred Shares, as applicable. A U.S. Holder’s tax basis in his common shares and Series A Preferred Shares would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A
U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common shares or Series A Preferred Shares; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that
the U.S. Holder included in income in previous years with respect to the common shares or Series A Preferred Shares.
A mark-to-market election
will not be available with respect to the Class A Warrants or Class B Warrants.
U.S. Holders Not Making a Timely QEF
Election or Mark-to-Market Election
A U.S. Holder who does not make a timely QEF Election or
a timely mark-to-market election with
respect to Imperial Petroleum common shares, Series A Preferred Shares or is holding our Class A
Warrants (a “Non-Electing Holder”) would
be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on
the common shares, Series A Preferred Shares or Class A Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in
the three preceding taxable years, or, if
shorter, the Non-Electing Holder’s holding
period for the common shares, Series A Preferred Shares or Class A Warrants), and (ii) any gain realized on the sale or other disposition of the common shares, Series A Preferred Shares or Class A Warrants. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding
period for the common shares, Series A Preferred Shares or Class A Warrants; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
If a Non-Electing Holder dies
while owning Imperial Petroleum common shares, Series A Preferred Shares, Class A Warrants or Class B
Warrants, the Non-Electing Holder’s successor
would be ineligible to
receive a step-up in the
tax basis of those common shares, Series A Preferred Shares, Class A Warrants or Class B Warrants.
Unearned Income Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants. U.S. Holders are encouraged to consult their own tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common shares, Series A Preferred Shares
,pre-funded
warrants, Class A Warrants and Class B Warrants.
United States Federal Income
Taxation of “Non-U.S. Holders”
A beneficial owner of Imperial Petroleum common shares or Series A Preferred Shares (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Shares and Series A Preferred Shares
Non-U.S. Holders generally
will not be subject to United States federal income tax or withholding tax on dividends received from Imperial Petroleum with respect to its common shares or with respect to its Series A Preferred Shares, unless such income is effectively connected with the Non-U.S. Holder’s conduct
of a trade or business in the United States.
If the Non-U.S. Holder is
entitled to the benefits of a United States income tax treaty with respect to those dividends, such income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in
the United States.
Sale, Exchange or Other Disposition of Common Shares, Series A Preferred Shares,
pre-funded
warrants, Class A Warrants or Class B Warrants
Non-U.S. Holders generally
will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Imperial Petroleum common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants, unless:

•
such gain is effectively connected
with the Non-U.S. Holder’s conduct
of a trade or business in the United States,
if the Non-U.S. Holder is
entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in
the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is
engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares or Series A Preferred Shares, including dividends and the gain from the sale, exchange or other disposition of the common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its
earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may
be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate
IRS Form W-8.
If a shareholder sells Imperial Petroleum common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under
penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells Imperial Petroleum common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants
through a non-United States office
of a non-United States broker
and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells Imperial Petroleum common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants
through a non-United States office
of a broker that is a United States person or has some other contacts with the United States.
Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and
certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, Imperial Petroleum common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants, unless Imperial Petroleum common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants or Class B Warrants were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are
encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.
Imperial Petroleum encourages each shareholder and warrant holder to consult with his, her or its own tax advisor as to particular tax consequences to it of acquiring, holding and disposing of Imperial Petroleum common shares, Series A Preferred Shares, pre-funded
warrants, Class A Warrants and Class B Warrants, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You may access our public filings with the SEC without charge on this website.
I. Subsidiary Information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Our risk management policy
Our primary market risks relate to adverse movements in freight rates for product tankers and crude oil tankers and any declines that may occur in the value of our assets which are made up primarily of product tankers and crude oil tankers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on period employment, we are not directly exposed for the majority of our fleet to increases in bunker fuel prices as these are the responsibility of the charterer under period charter arrangements. For the remainder of the fleet operating in the spot market we do not intend to enter into bunker hedging arrangements.
Interest rate risk
We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR plus a margin. Currently we have, and during 2021 we had, no interest rate swap agreements outstanding.
Based on the amount of our outstanding indebtedness as of December 31, 2021, a hypothetical one percentage point increase in relevant interest rates (U.S. dollar LIBOR) would not have caused a material increase to our interest expenses as we incurred our debt in November 2021.

Foreign exchange rate fluctuation
We generate all of our revenues in U.S. dollars and incurred about 13.8% of our expenses in currencies other than U.S. dollars in 2021 (2020: 14.9%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of March 1, 2022 we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.
We have not and do not intend to enter into foreign currency contracts for speculative purposes. Please read Note 2 (Significant Accounting Policies), Note 5 “Long -Term Debt” to our consolidated financial statements included herein, which provide additional information with respect to our existing debt agreement.

Item 12.	Description of Securities Other than Equity Securities
Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.	Controls and Procedures
a. Disclosure Controls and Procedures
Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act, as of December 31, 2021. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021.
b. Management’s Report on Internal Control over Financial Reporting
This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
c. Attestation Report of the Registered Public Accounting Firm.
See Item 15.b.

d. Changes in Internal Control Over Financial Reporting
Not applicable.

Item 16A.	Audit Committee Financial Expert
The Board has determined that George Xiradakis is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B.	Code of Ethics
We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.imperialpetro.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2021.

Item 16C.	Principal Accountant Fees and Services
Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ending 2021, 2020 and 2019, acting as our independent auditor since our inception in 2021. All services provided by Deloitte (PCAOB ID No. 1163) were pre-approved
by the Audit Committee. Those services provided before the completion of our
Spin-Off
on December 3, 2021, were
pre-approved
by the Audit Committee of StealthGas. The chart below sets forth the total amount billed and accrued for Deloitte (PCAOB ID No. 1163) for services performed in 2021 and breaks down these amounts by the category of service (in thousands):

2021
Audit fees	$194
Assurance/audit related fees	—
Tax fees	—
All other fees	—
Total	$194
(1) Audit fees
Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements for fiscal years ending 2021, 2020 and 2019, (ii) the review of our quarterly financial information and (iii) the review of registration statements and related consents and any other audit services required for SEC or other regulatory filings.
(2)
Assurance / Audit Related Fees
Deloitte did not provide any services that would be classified in this category in 2021.
(3)
Tax Fees
Deloitte did not provide any tax services in 2021.
(4)
All Other Fees
Deloitte did not provide any other services that would be classified in this category in 2021.

Non-audit
services
The Audit Committee of our Board of Directors has the authority to pre-approve
permissible audit-related and
non-audit
services not prohibited by law to be performed by our independent auditors and associated fees.
Engagements for proposed services either may be separately
pre-approved
by the audit committee or entered into pursuant to detailed
pre-approval
policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis.
Approval for other permitted
non-audit
services has to be sought on an ad hoc basis.
Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee subject to confirmation at the next meeting.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
None.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
None.

Item 16F.	Change in Registrant’s Certifying Accountant
Not Applicable.
Item 16G. Corporate Governance
Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for
Non-Controlled
U.S. Issuers
As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We, however, voluntarily comply with all applicable Nasdaq corporate governance standards other than that, (1) we have two rather than three members on our audit committee, each of whom is independent under Nasdaq and SEC rules, and (2) while Nasdaq requires listed companies to obtain prior shareholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior shareholder approval to issue shares of authorized stock.

Item 16H.	Mine Safety Disclosures
Not Applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not Applicable.

PART III

Item 17.	Financial Statements
See Item 18

Item 18.	Financial Statements
Reference is made to the financial statements beginning on page
F-1,
which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

1.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

1.3	Statement of Designation of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

2.1	Description of Securities

4.1	Management Agreement between Imperial Petroleum Inc. and Stealth Maritime S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.2.1	Warrant Agency Agreement, dated February 2, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.2.2	Warrant Agency Agreement, dated March 23, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.4	Form of Class B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022).

4.5	Form of pre-funded warrant (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022).

4.6	Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form
6-K
filed with the SEC on March 23, 2022; Exhibit 4.5 to the Company’s Registration Statement on Form
F-1
(File
No. 333-263593)
filed with the SEC on March 16, 2022; Exhibit 4.4 to the Company’s Report on Form
6-K
filed with the SEC on March 23, 2022)

Number	Description

4.7	Senior Secured Credit Facility (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form
 F-1
 (File No.
 333-260829)
 filed with the SEC on November 12, 2021) and Supplemental Agreement thereto (incorporated by reference to Exhibit 10.2.2 to the Company’s Registration Statement on Form
F-1
(File
No. 333-263593)
filed with the SEC on March 16, 2022)

4.8	Contribution Agreement between Imperial Petroleum Inc. and StealthGas Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.9	Equity Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.10	Memoranda of Agreement for two product tankers (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022)

8	Subsidiaries (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL PETROLEUM INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer
Date: March 29, 2022

IMPERIAL PETROLEUM INC.
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Imperial Petroleum Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Imperial Petroleum Inc. and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March
2
9
, 2022
We have served as the Company’s auditor since 2021.

Imperial Petroleum Inc.
Consolidated balance sheets
(Expressed in United States dollars)

	As of December 31, 2020	As of December 31, 2021
Assets
Current assets
Cash and cash equivalents	6,451,524	3,389,834
Restricted cash	1,165,031	451,225
Receivable from related party (Note 3)	—	355,023
Trade and other receivables	665,875	1,400,275
Other current assets (Note 10)	173,930	—
Inventories	835,997	258,846
Advances and prepayments	139,601	150,544

Total current assets	9,431,958	6,005,747

Non current assets
Vessels, net (Note 4)	128,689,447	119,962,984
Restricted cash	—	2,500,000

Total non current assets	128,689,447	122,462,984

Total assets	138,121,405	128,468,731

Liabilities and net parent investment
Current liabilities
Trade accounts payable	1,192,965	1,430,251
Payable to related parties (Note 3)	1,473,000	1,119,055
Accrued liabilities (Note 6)	390,923	486,674
Customer deposits (Note 13)	868,000	368,000
Deferred income	134,594	482,321
Current portion of long-term debt (Note 5)	—	4,747,616

Total current liabilities	4,059,482	8,633,917

Non current liabilities
Long-term debt (Note 5)	—	23,088,971

Total non current liabilities	—	23,088,971

Total liabilities	4,059,482	31,722,888

Commitments and contingencies (Note 14)
Stockholders’ equity
Former Parent Company investment	134,061,923	—
Capital stock, 2,000,000,000 shares authorized at December 31, 2021 , zero shares issued and outstanding at December 31, 2020 and 4,775,272 shares issued and outstanding at December 31, 2021 (Note 8)	—	47,753
Preferred stock, 200,000,000 shares authorized at December 31, 2021 , zero shares issued and outstanding at December 31, 2020 and 795,878 issued and outstanding at December 31, 2021 (Note 8)	—	7,959
Additional paid-in capital (Note 8)	—	97,161,688
Accumulated deficit	—	(471,557)
Total stockholders’ equity	134,061,923	96,745,843

Total liabilities and stockholders’ equity	138,121,405	128,468,731

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of operations
(Expressed in United States dollars)

	For the years ended December 31,
	2019	2020	2021
Revenues
Revenues (Note 10)	13,329,640	20,302,052	17,362,669

Total revenues	13,329,640	20,302,052	17,362,669

Expenses
Voyage expenses	405,965	2,944,071	3,366,223
Voyage expenses – related party (Notes 3)	166,588	250,241	218,192
Vessels’ operating expenses (Note 11)	3,775,700	7,112,094	7,346,527
Vessels’ operating expenses – related party (Notes 3, 11)	24,000	48,500	86,500
Dry-docking costs	22,265	935,565	14,380
Management fees – related party (Note 3)	365,515	503,355	527,425
General and administrative expenses (including $331,408, $219,717 and $ 311,676 to related party) (Note 3)	331,408	219,717	614,786
Depreciation (Note 4)	8,613,177	8,643,920	8,674,663

Total expenses	13,704,618	20,657,463	20,848,696

Loss from operations	(374,978)	(355,411)	(3,486,027)

Other (expenses) / income
Interest and finance costs	(7,663)	(10,008)	(145,013)
Interest income	7,229	108	980
Foreign exchange gain/(loss)	228	(28,450)	(9,919)

Other expenses, net	(206)	(38,350)	(153,952)

Net loss	(375,184)	(393,761)	(3,639,979)

Loss per share attributable to common shareholders - basic and diluted (Note 9)	(0.08)	(0.08)	(0.79)

Weighted average number of shares, basic and diluted	4,775,272	4,775,272	4,775,272

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of stockholders’ equity
(Expressed in United States dollars)

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	Accumulated Deficit	Former Parent Company Investment	Total

Balance, January 1, 2019	—	—	—	—	—	—	147,856,932	147,856,932

Net decrease in former Parent Company investment	—	—	—	—	—	—	(3,800,177)	(3,800,177)
Net loss for the year	—	—	—	—	—	—	(375,184)	(375,184)

Balance, December 31, 2019	—	—	—	—	—	—	143,681,571	143,681,571
Net decrease in former Parent Company Investment	—	—	—	—	—	—	(9,225,887)	(9,225,887)
Net loss for the year	—	—	—	—	—	—	(393,761)	(393,761)

Balance, December 31, 2020	—	—	—	—	—	—	134,061,923	134,061,923

Net decrease in former Parent Company investment	—	—	—	—	—	—	(7,792,798)	(7,792,798)
Net loss for the period from January 1, 2021 to Spin-Off	—	—	—	—	—	—	(3,168,422)	(3,168,422)
Dividends to former Parent Company (Note 5)	—	—	—	—	—	—	(25,752,729)	(25,752,729)
Capitalization at spin-off, including issuance of capital and preferred stock	4,775,272	47,753	795,878	7,959	97,292,262	—	(97,347,974)	—
Issuance of preferred stock over par as part of Spin- Off (Note 8)	—	—	—	—	15,113,723	—	—	15,113,723
Deemed contribution of preferred shares as part of Spin-off (Note 8)	—	—	—	—	(15,113,723)	—	—	(15,113,723)
Net loss for the period from the spin-off to December 31, 2021	—	—	—	—	—	(471,557)	—	(471,557)
Dividends declared on preferred shares	—	—	—	—	(130,574)	—	—	(130,574)

Balance, December 31, 2021	4,775,272	47,753	795,878	7,959	97,161,688	(471,557)	—	96,745,843

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of cash flows
(Expressed in United States dollars)

	For the years ended December 31,
	2019	2020	2021

Cash flows from operating activities:
Net loss for the year	(375,184)	(393,761)	(3,639,979)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	8,613,177	8,643,920	8,674,663
Amortization of deferred finance charges	—	—	32,587
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	123,699	(484,710)	(734,400)
Other current assets	—	(173,930)	173,930
Inventories	(70,990)	(704,521)	577,151
Advances and prepayments	(8,451)	(59,317)	(10,943)
Trade accounts payable	176,237	618,057	289,086
Balance with related parties	—	1,473,000	(708,968)
Accrued liabilities	17,121	172,655	238,351
Deferred income	97,847	(223,798)	347,727

Net cash provided by operating activities	8,573,456	8,867,595	5,239,205

Cash flows from investing activities:
Vessel improvements	—	(728,000)	(142,600)

Net cash used in investing activities	—	(728,000)	(142,600)

Cash flows from financing activities:
Net transfers to former Parent Company	(3,800,177)	(9,225,887)	(7,792,798)
Dividends paid to former Parent Company	—	—	(25,752,729)
Deferred finance charges paid	—	—	(196,000)
Customer deposits paid	(368,000)	(100,000)	(500,000)
Dividends paid on preferred shares	—	—	(130,574)
Proceeds from long-te r m debt	—	—	28,000,000

Net cash used in financing activities	(4,168,177)	(9,325,887)	(6,372,101)

Net increase/(decrease) in cash, cash equivalents and restricted cash	4,405,279	(1,186,292)	(1,275,496)
Cash, cash equivalents and restricted cash at the beginning of the year	4,397,568	8,802,847	7,616,555

Cash, cash equivalents and restricted cash at the end of the year	8,802,847	7,616,555	6,341,059

Supplemental cash flow information:
Non cash investing activity – Vessel improvements included in liabilities	—	194,400	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	8,802,847	6,451,524	3,389,834
Restricted cash, current	—	1,165,031	451,225
Restricted cash, non-current	—	—	2,500,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	8,802,847	7,616,555	6,341,059

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Notes to the consolidated financial statements
(Expressed in United States dollars)

1.	General Information
Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 500 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in the 4 subsidiaries noted below (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 4,774,772 newly issued common shares and 795,878 Series A 8.75
% Preferred Shares (the “Series A Preferred Shares”) in Imperial. The transfer included the issuance of a new class of Preferred Shares, which were recorded at fair value. As further discussed in Note 8, the Company also recorded a deemed contribution of $15.1 million representing the fair value of the Preferred Shares. On December 3, 2021, StealthGas Inc. distributed the
4,775,272 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the
“Spin-Off”).
The accompanying consolidated financial statements include the accounts of Imperial and its wholly owned Subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and the liabilities of the Subsidiaries from their dates of incorporation. For periods up to December 3, 2021, the accompanying financial statements reflect the financial position and results of the carve-out
operations of the Subsidiaries that were contributed to Imperial.
At December 31, 2021, the Company’s fleet was comprised of
4 tankers consisting of 3 medium range (M.R.) type product tankers and one aframax crude oil tanker providing worldwide marine transportation services under long, medium or short-term charters.
The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (See Note 3).
At December 31, 2021, the 4 subsidiaries included in the Company’s consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Clean Power Inc.	5/2/2007	Magic Wand	47,000	9/1/2008
MR Roi Inc.	5/2/2007	Clean Thrasher	47,000	27/2/2008
King of Hearts Inc.	17/3/2008	Falcon Maryam	46,000	14/7/2009
Tankpunk Inc.	6/1/2008	Stealth Berana	115,804	26/7/2010
Prior to the
Spin-Off,
the Company was dependent upon StealthGas Inc. for a major part of its working capital and financing requirements as StealthGas Inc. used a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company were accounted for through the net parent investment account. For periods up to December 3, 2021, net parent investment represents StealthGas Inc.’s interest in the Company’s net assets and includes the Company’s cumulative earnings as adjusted for cash distributions to and cash contributions from StealthGas Inc.

1.	General Information - Continued

For periods up to December 3, 2021, the consolidated statements of operations reflect expense allocations made to the Company by StealthGas Inc. for certain corporate functions and for shared services provided by StealthGas Inc. These allocations were made by StealthGas Inc. on a pro-rata
basis. See Note 3 “Transactions with Related Parties – General and administrative expenses” for further information on expenses allocated by StealthGas Inc. Both the Company and StealthGas Inc. consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented.
During 2019, 2020 and 2021 four charterers accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2019	2020	2021
A	57%	34%	—
B	18%	12%	16%
C	16%	—	—
D	—	21%	—
E	—	14%	—
F	—		15%
G	—		15%
H	—		15%
Coronavirus Outbreak:
On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. The Company has experienced and may continue to experience lower tanker rates, as a result of the reduction of the global oil demand and additional costs to effect crew changes. To date there has not been any significant effect of 2019-nCoV on the Company’s operating activities other than the loss of charter hire that occurred for one of the Company’s vessels during the second and third quarter of 2021 as well as increased crew charges. The extent to which a new wave of the 2019-nCoV will impact the Company’s future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.

2.	Significant Accounting Policies
Principles of Consolidation:
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All inter-company balances and transactions have been eliminated upon consolidation.
Use of Estimates:
The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.
Other comprehensive income / (loss)
The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented. As such, no statement of comprehensive income / (loss) has been presented.
Foreign Currency Translation:
 The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.
Cash and Cash Equivalents:
 The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.
Restricted Cash:
 Restricted cash mainly reflects deposits with certain banks that can only be used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel or funds held in escrow (Note 14). In the event that the obligation relating to such funds is expected to be terminated within the next twelve months, these funds are classified as current assets; otherwise they are classified as non-current
assets.
Trade Receivables:
 The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible
accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for any of the periods presented.
Inventories:
 Inventories consist of bunkers (for vessels under voyage charter or on ballast or idle) and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in,
first-out
method. The Company considers victualing and stores as being consumed when purchased and, therefore, such costs are expensed when incurred.
Vessels, net Acquisitions:
 Vessels are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.

2.	Significant Accounting Policies - continued

Impairment or Disposal of Long-lived Assets:
 The Company follows the Accounting Standards Codification (“ASC”) Subtopic
360-10,
“Property, Plant and Equipment” (“ASC
360-10”),
which requires impairment losses to be recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related vessels, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking
costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates. No impairment loss was identified and recorded for any of the periods presented.
Vessels’ Depreciation:
 The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 25 years, from the date of their construction.
Segment Reporting:
The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.
Accounting for Special Survey and
Dry-docking
Costs:
 Special survey and
dry-docking
costs are expensed in the period incurred.
Accounting for Revenue and Related Expenses:
 The Company generates revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters, bareboat charters or voyage charters.
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risks and costs of operation during the bareboat charter period. The Company’s time charter and bareboat contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter and bareboat charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer. Under bareboat charter agreements, the charterer further assumes all vessel operating expenses, dry-docking
expenses and risk of operation.

2.	Significant Accounting Policies – continued

Upon implementation of ASC 842, the Company elected to make use of a practical expedient for lessors to not separate the lease and non-lease
components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease
component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease
components are earned by passage of time) and the predominant component is the lease.
A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge
port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time
as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. The Company has determined that there is one single performance obligation for each of its voyage charters, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenues from voyage charters are recognized on a straight line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues/expenses are recognized when the amount can be estimated and its collection/payment is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

F-1
1

2.	Significant Accounting Policies – continued

Deferred
income represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.
Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.
Dividends:
 Dividends on cumulative preferred shares are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in
capital.
Losses per common share:
 Basic losses per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.
Recent Accounting Pronouncements:
Reference Rate Reform:
In March 2020, the Financial Accounting Standards Board issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities.
As of December 31, 2021, the Company has not yet evaluated the effects of this standard on its consolidated financial position, results of operations, and cash flows.

F-1
2

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter or $125 per vessel operating under a bareboat charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
Effective from May 31, 2020, the Manager provides crew management services to the vessels Magic Wand and Clean Thrasher. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of
$2,500 per vessel (the “Crew management fees”).
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers for an amount of $250,149 for the first 12 months following the
Spin-Off
(the “Executive compensation”).
In addition, for periods up to the
Spin-Off,
an allocation of general and administrative expenses incurred by StealthGas Inc. has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under StealthGas Inc.’s fleet compared to the number of calendar days of the total StealthGas Inc.’s fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses – Former Parent”).
The related party balance with StealthGas Inc. mainly relating to collections received net of payments made on behalf of the Company was a receivable $355,023 at December 31, 2021 (2020: a liability of $1,473,000 (Note
14
)). The current account balance with the Manager at December 31, 2021 was a liability of $1,119,055 (2020: nil). The liability mainly represents payments made by the Manager on behalf of the Company.
The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of operations	2019	2020	2021
Management fees	Management fees – related party	365,515	503,355	527,425
Brokerage commissions	Voyage expenses – related party	166,588	250,241	218,192
Superintendent fees	Vessels’ operating expenses – related party	24,000	13,500	26,500
Crew management fees	Vessels’ operating expenses – related party	—	35,000	60,000
Executive compensation	General and administrative expenses	—	—	19,875
General and administrative expenses – Former Parent	General and administrative expenses	331,408	219,717	291,801

F-1
3

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2020	$230,844,288	$(94,433,321)	$136,410,967

Acquisitions and improvements	922,400	—	922,400
Depreciation for the year	—	(8,643,920)	(8,643,920)

Balance as at December 31, 2020	$231,766,688	$(103,077,241)	$128,689,447
Reduction in vessels improvements	(51,800)	—	(51,800)
Depreciation for the year	—	(8,674,663)	(8,674,663)

Balance as at December 31, 2021	$231,714,888	$(111,751,904)	$119,962,984

As of December 31, 2020 and 2021, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and therefore no impairment was recorded.
The Company’s vessels have been provided as collateral to secure the Company’s bank loans as discussed in Note 5.

5.	Long-term Debt

Term Loan		Drawn	December 31,
Issue Date	Maturity Date	Amount	2020	2021
November 10, 2021	November 10, 2026	28,000,000	—	28,000,000

Total			—	28,000,000
Current portion of long-term debt			—	4,804,000
Long - term debt			—	23,196,000

Total debt			—	28,000,000
Current portion of deferred finance charges			—	56,384
Deferred finance charges non-current			—	107,029

Total deferred finance charges			—	163,413

Total debt			—	28,000,000
Less: Total deferred finance charges			—	163,413

Total debt, net of deferred finance charges			—	27,836,587
Less: Current portion of long-term debt, net of current portion of deferred finance charges			—	4,747,616

Total long – term debt			—	23,088,971

The above loan
is repayable in semi-annual installments and a balloon payment at maturity and is secured by first priority mortgages over the vessels involved, plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. Of the total facility amount, $25,752,729 was provided to StealthGas Inc. as a dividend to repay its existing indebtedness which was secured by the Company’s vessels prior to the
Spin-Off
(Note 1).

F-1
4

The term loan contains financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amounts outstanding as defined in the term loan,

•	the leverage of the Company defined as Total Debt net of Cash should not exceed 70% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the loan agreement) to interest expense to be at all times greater than 2.5:1,

•	at least a certain percentage of the Company is to always be owned by members of the Vafias family,

•
the Company should maintain a free cash balance to the higher of $0.5 million per vessel and $2.5 million for the first 24 months of the Company’s operation. Following the completion of the first two operating years and thereafter the required free cash- balance will be the higher of $1.0 million per vessel and $5.0 million aggregate cash balance.

In addition, the term loan generally permits the declaration or payment of cash dividends so long as the Company is not in default thereunder nor would be in default as a result of such dividend payment until June 30, 2022, and thereafter declare and pay dividends in amounts up to 50% of its free cash flow in any rolling
12-month
period so long as the Company is not in default thereunder nor would be in default as a result of such dividend payment.
The interest rate on the outstanding loan as of December 31, 2021 is based on LIBOR plus a margin of 1.95%. The average interest rate (including the margin) on the above outstanding loan was 2.17% for the year ended December 31, 2021.
Bank loan interest expense for the above loan for the years ended December 31, 2019, 2020 and 2021 amounted to nil, nil and $87,724, respectively. Interest expense is included in interest and finance costs in the consolidated statements of operations. For the years ended December 31, 2019, 2020 and 2021, the amortization of deferred financing charges amounted to nil, nil and $32,587, respectively, and is included in interest and finance costs in the consolidated statements of operations.
At December 31, 2021, the Company was in compliance with all of its debt financial covenants.
The annual principal payments to be made, for the abovementioned loan, after December 31, 2021 are as follows:

December 31,	Amount
2022	4,804,000
2023	4,804,000
2024	4,804,000
2025	4,804,000
2026	8,784,000

Total	28,000,000

F-1
5

6.	Accrued Liabilities
Accrued liabilities consist of the following:

	As of December 31,
	2020	2021
Interest on long-term debt	—	92,578
Administrative expenses	—	94,735
Voyage expenses	170,607	158,231
Vessel operating expenses	220,316	141,130

Total	$390,923	$486,674

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents, time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.
Fair Value Disclosures:
 The Company has categorized assets and liabilities recorded at fair value based upon the fair value hierarchy specified by the guidance. The levels of fair value hierarchy are as follows:
Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.
The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being LIBOR. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

8.	Stockholders’ Equity
Under the
Company’s articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01 per share. Following the
Spin-Off
discussed in Note 1, the Company had issued a total of 4,775,272 common shares and 795,878 of 8.75% Series A cumulative redeemable perpetual preferred shares. The reported loss per common share calculations (Note 9) give retroactive effect to the issuance of the common shares as of January 1, 2019.

F-1
6

Common Shares:
Each
outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares when issued will be fully paid for and non-assessable.
Preferred Shares
: The table below presents a summary of preferred shares outstanding as of December 31, 2021.

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying Value (1)	Dividend Rate

Series A	8.75% Cumulative Redeemable Perpetual	November 10, 2021	795,878	$25	$7,959	8.75% per annum of the Liquidation Preference per share

Total			795,878		$7,959

(1)	There are no issuance costs.
8.75% Series A cumulative redeemable perpetual preferred shares:
Holders
of Series A Preferred Shares will be entitled to receive, when, as and if declared by the Company’s board of directors out of legally available funds for such purpose, cumulative cash dividends from the date of the Spin-Off.
Dividends on the Series A Preferred Shares will accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Shares. The dividend rate is not subject to adjustment. Dividends are payable on the 30th day of March, June, September and December of each year. Total cumulative dividends for the period from December 3, 2021 to December 29, 2021 amounted to $140,246. In December 2021, the Company declared and paid dividends amounting to $130,574 ($0.1640625 per share) on its Series A preferred shares relating to the period from December 3, 2021 to December 29, 2021.
In the event
o
f any liquidation, dissolution
or winding-up of
the Company’s affairs, whether voluntary or involuntary, holders of the Series A Preferred Shares will have the right to receive the liquidation preference of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of payment, whether or not declared, before any payments are made to holders of the Company’s common shares or any other junior securities.
The Series A
Preferred Shares represent perpetual equity interests in the Company. The Company has no obligation to redeem or repurchase any Series A Preferred Shares at any time. The Series A Preferred Shares will be subject to redemption, in whole or from time to time in part, at the Company’s option commencing on June 30, 2022.
Holders of the
Series A Preferred Shares generally have no voting rights. However, if and whenever dividends payable on the Series A Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Shares (voting together as a class with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable) will, subject to certain exceptions, be entitled to elect one additional director to serve on the Company’s board of directors unless the size of the board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred. This right will continue until the Company pays, or declares and sets apart for payment, all cumulative dividends on the Series A Preferred
Shares.

Furthermore
, the Company determined the fair value of the 8.75% Series A cumulative redeemable perpetual preferred shares to be $15,121,682 based on the first trading day closing price on December 7, 2021 of these shares on the Nasdaq Capital Market in which they trade under the symbol “IMPPP” and reflected the amount within additional paid-in
capital. The fair value of these shares was determined using Level 1 items in accordance with the fair value hierarchy.

9.	Loss per share
The Company calculates basic and diluted loss per share as follows:

	Year Ended December 31,
	2019	2020	2021
Numerator
Net loss	(375,184)	(393,761)	(3,639,979)
Less: Cumulative dividends on Series A Preferred Shares	—	—	(140,246)

Net loss attributable to common shareholders, basic	(375,184)	(393,761)	(3,780,225)

Denominator
Weighted average number of shares outstanding, basic and diluted	4,775,272	4,775,272	4,775,272

Loss per share, basic and diluted	(0.08)	(0.08)	(0.79)

There were no dilutive shares for any of the periods presented.

10.	Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2019	2020	2021
Time charter revenues	7,564,274	9,669,520	10,813,545
Bareboat revenues	5,766,868	2,967,678	2,717,105
Voyage charter revenues	—	7,626,883	3,679,869
Other income/(expenses)	(1,502)	37,971	152,150

Total	13,329,640	20,302,052	17,362,669

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2019, 2020 and 2021 was nil, $1.0 million and $0.9 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2020 and 2021, the Company recognized $173,930 and $nil, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2020 and 2021, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $774,269 and $nil, respectively. The Company recognized the undelivered performance obligation as of December 31, 2020 as revenues in the first quarter of 2021.

F-1
8

11.	Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2019	2020	2021
Crew wages and related costs	2,002,508	3,804,598	4,321,751
Insurance	159,969	290,866	323,719
Repairs and maintenance	452,857	1,227,639	845,200
Spares and consumable stores	692,845	1,015,100	1,181,483
Miscellaneous expenses	491,521	822,391	760,874

Total	3,799,700	7,160,594	7,433,027

12.	Income Taxes
Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessels’ operating expenses in the consolidated statements of operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. The Company satisfies these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. The Company also currently satisfies the more than 50% beneficial ownership requirement.

13.	Customer Deposits
These amounts represent deposits received from charterers as guarantees and are comprised as follows:

(a)
On October 12, 2015 an amount of $736,000 was received from the bareboat charterer of Product carrier “Clean Thrasher” which is equal to three-months hire. On May 30, 2019 the amount of $368,000 was re
paid to the bareboat charterers. The remaining amount of $368,000 was kept as a guarantee for another vessel chartered to the same charterer.

(b)
On February 21, 2015 an amount of $1,820,700 was received from the bareboat charterer of Aframax tanker “Stealth Berana” which is equal to five-months hire. An amount of $1,220,700 was returned to the charterer at the end of the bareboat charter on March 7, 2018. The remaining amount of $600,000 was kept as a guarantee for the new bareboat charter which commenced on March 7, 2018. The bareboat charter ended during 2020 and an amount of $100,000 was returned to the charterer. In August 2021, the balance of $500,000 was fully settled following the agreement reached with the charterers (Note 14).

F-1
9

14.	Commitments and Contingencies

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. With regards to a charter party agreement of our Aframax tanker “Stealth Berana”, the Company commenced arbitration during 2020 in respect of all disputes arising under this agreement, including the claims of the charterers for alleged losses in connection with the redelivery of the vessel to the Company. The Company provided security for the claims of the charterers by way of a payment of
$
1,473,000
by StealthGas Inc. into an escrow account (Note 3). The respective liability to StealthGas Inc. had been included in “Payable to related party” in the combined balance sheet as of December 31, 2020. As of December 31, 2020, an amount of
$1,165,031
was kept in the escrow account and was presented under current restricted cash in the combined balance sheet as of December 31, 2020. In August 2021, the Company reached a settlement agreement with the charterers. Based on the settlement agreement, the funds held in the escrow account were released and the Company received the net amount of
 $765,031
in full and final settlement of the claims of the Company and the charterers including the liabilities of the Company due to the customer deposits (Note 13).

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable, time and bareboat charter contracts as of December 31, 2021, amount to
$4,642,050 during the year ending December 31, 2022.

15.	Subsequent Events
In February 2022, the Company completed an underwritten public offering and issue
d 11,040,000
 common shares,
11,040,000
 Class A warrants an
d 552,000

Representative Purchase warrants for net proceeds, after underwriting discounts and commissions, of
 $
12.8
 million. Furthermore, the Company proceeded with the issuance of
10,997,000
 common shares upon exercise of Class A warrants for an aggregate exercise price of $
13.7
 million. The total net proceeds are expected to be used for capital expenditures and for other general corporate purposes.
On March 4, 2022, the Company agreed to acquire two M.R. product tankers from a related party for an aggregate purchase price of
$31.0
million.
On March 15, 2022, the Board of Directors of the Company declared a dividend of $0.546875 per Series A Preferred Share payable on March 30, 2022 to holders of Series A Preferred Shares as of March 25, 2022.
In March 2022, the Company completed an underwritten public offering and issued 43,124,950 common shares and 43,124,950 Class B warrants for net proceeds, after underwriting discounts and commissions, of $64.3 million. expected to be used for capital expenditures and for other general corporate purposes.
A
s
a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

F-20