Form 20-F
period 2022-12-31
Imperial Petroleum Inc./Marshall Islands
filed 2023-04-03
CIK 1876581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHAN GE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022 was:
194,585,376
shares of Common Stock, par value $0.01 per share, and 795,878 shares of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, and 16,000 shares of Series B Preferred Stock, par value $0.01 per share.
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
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:    ☐  Yes    ☒  No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).    ☐  Yes    ☒  No

ABOUT THIS REPORT

Imperial Petroleum Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “Imperial Petroleum,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. (“StealthGas”) to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the Spin-Off (as defined below). On December 3, 2021, StealthGas distributed all of our then outstanding shares of common stock, par value $0.01 per share (“common stock”), and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share (“Series A Preferred Stock”), to its stockholders, which completed our separation from StealthGas (the “Spin-Off”). See “Item 4. Information on the Company—Business Overview—Our Fleet”.

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

All statements in this report that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions including the conflict in Ukraine and related sanctions;

•

impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of oil, oil products and drybulk cargoes, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, availability of shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the maritime transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world tanker fleet and drybulk fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it and the conflict in Ukraine and the related global response;

•	ability to employ our vessels profitably;

•	performance by the counterparties to our charter agreements;

•	future refined petroleum product and oil prices and production;

•	future supply and demand for oil, refined petroleum products and drybulk cargoes;

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

When used in this report, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable

C.	Reasons For the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our common stock or Series A Preferred Stock is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related To Our Industry

•

The cyclical nature of the demand for seaborne transportation of oil and petroleum products may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

•	Charter rates for dry bulk vessels are volatile and may remain at currently low levels or decrease in the future, which may adversely affect our results of operations and financial condition.

•

Economic and political factors, including increased trade protectionism and tariffs and health pandemics, such as the COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

•

The COVID-19 pandemic may continue to have negative consequences for the shipping industry, including demand for oil and charter rates, which may continue to negatively affect our results of operations.

•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products.

•	An over-supply of tankers or drybulk carriers may lead to a reduction in charter rates, vessel values and profitability.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflict in Ukraine and related sanctions, which may interfere with the operation of our vessels.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

•	The market values of tankers and drybulk carriers are volatile and over time may fluctuate significantly.

•	Technological innovation could reduce our charter hire income and the value of our vessels.

•	Changes in fuel, or bunker, prices may adversely affect profits.

•	Risks involved with operating ocean-going vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

•	Governments could requisition our vessels during a period of war or emergency, and maritime claimants could arrest our vessels.

Risks Related To Our Business

•	The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

•

We are exposed to the volatile spot market and charters at attractive rates may not be available when the charters for our vessels expire which would have an adverse impact on our revenues and financial condition.

•

Our fleet’s average age is above the average age of the global tanker fleet and only slightly below the average age of the global drybulk carrier fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers.

•	Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

•	We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

•	Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

•

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

•

The book value of some of our vessels is currently higher than their market value, and if we sell a vessel at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value, which would result in a reduction in our profits.

•	A significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand tankers we agree to acquire could harm our operating results.

•	We are exposed to volatility in interest rates, including SOFR and LIBOR, and risks related to the phasing out of LIBOR.

•	We may enter into derivative contracts to hedge our exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

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

•

We may fail to meet the Nasdaq continuous listing criteria and Nasdaq may delist our common stock from its exchange, which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

•

You may experience future dilution as a result of future equity offerings and other issuances of our common stock, preferred stock or other securities. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree.

•

Future issuances or sales, or the potential for future issuances or sales, of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

•

The superior voting rights of our Series B preferred stock may limit the ability of our common stockholders to control or influence corporate matters, and the interests of the holder of such shares could conflict with the interests of common stockholders.

•

Our restated articles of incorporation and amended and restated bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public stockholders to benefit from a change in control.

•

Issuance of preferred stock, such as our Series B preferred stock, may adversely affect the voting power of our common stockholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Risks Related To Our Series A Preferred Stock

•	Our Series A Preferred Stock are subordinated to our debt obligations and investors’ interests could be diluted by the issuance of additional preferred shares and by other transactions.

•	Holders of our Series A Preferred Stock have extremely limited voting rights.

•	The Series A Preferred Stock represents perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

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

Charter rates for dry bulk vessels are volatile and may remain at currently low levels or decrease in the future, which may adversely affect our results of operations and financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2021, charter rates for dry bulk vessels increased significantly from lower levels that prevailed during previous years. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. However, strong global growth and increased infrastructure spending has led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining in the second half of 2022 and early 2023. On March 10, 2023, the BDI stood at 1,424.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

•	supply of and demand for energy resources and commodities;

•	the COVID-19 pandemic and related factors;

•

global and regional economic and political conditions, including weather, natural or other disasters (including the COVID-19 pandemic), armed conflicts (including the Ukraine conflict), terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the location of regional and global exploration, production and manufacturing facilities and the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine;

•	natural disaster and weather;

•	trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and

•	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;

•	availability of financing for new vessels;

•

the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	the COVID-19 pandemic and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;

•	port and canal congestion;

•	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;

•	sanctions;

•	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

Political uncertainty and an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, former President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, resulting in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore resulted in a decrease in demand for shipping. On January 15, 2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020. U.S. President Biden has stated that there are no immediate plans to cancel the Phase One Deal, but the administration is expected to make changes to the U.S.-China tariff policies.

There is no certainty that the de-escalation of the trade war between the U.S. and China will continue and there is no certainty that additional tariffs will not be imposed by the U.S. or China. Should the de-escalation of the trade war discontinue or an increase in trade barriers or restrictions on trade occur or be perceived to become likely, such events may have an adverse effect on global market conditions, may have an adverse impact on global trade and our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. In 2021, Russia is estimated to have accounted for approximately 9% of seaborne crude oil exports and 11% of refined petroleum exports, and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil have caused the price of crude oil to currently trade above $70 per barrel. If Russian crude oil is not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, negatively impact tanker charter rates over the longer term. In addition, high oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. A slowdown in the global economy would also negatively affect the demand for products and commodities transported by dry bulk vessels, which would then negatively affect the charter rates for such vessels. The war in Ukraine is also impacting trade flows on drybulk vessels and for a range of commodities. Some of these changes in trade flows could positively affect the demand for vessels, other trade flow changes might negatively affect the vessel demand, such as reduced grain exports ex Ukraine. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive. The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

Global economic conditions and disruptions in world financial markets, including renewed disruptions as a consequence of the current COVID-19 pandemic, and the resulting governmental action could have a material adverse impact on our results of operations, financial condition and cash flows.

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in 2021 and 2022 as a result of the COVID-19 pandemic. While the global economy had improved in recent years, the recent outbreak of COVID-19 has dramatically disrupted the global economy. This may also prolong tight credit markets and potentially cause such conditions to become more severe. These issues, along with the limited supply of credit to the shipping industry and the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing, all of which could be exacerbated by the COVID-19 pandemic. As a result of the disruptions in the credit markets and higher capital requirements, many lenders had already in prior years increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or refused to refinance existing debt on terms similar to existing debt or at all, which may also be further negatively impacted by the COVID-19 pandemic. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry in recent years. New banking regulations, including tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties in obtaining financing commitments, or be unable to fully draw on the capacity under our committed credit facilities in the future, or refinance our credit facilities when our current facilities mature if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

The COVID-19 pandemic and the resulting disruptions to the international shipping industry may continue to negatively affect our business, financial performance and our results of operations, including our ability to obtain charters and financing.

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

The COVID-19 pandemic has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It also negatively impacted global economic activity and demand for energy, including refined petroleum products and oil, in the second half of 2021 until the third quarter of 2022, and may again negatively impact global economic activity and demand for energy. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure charters at profitable rates the second half of 2021 until the third quarter in 2021 and 2022, and may again do so. In addition, the effects of the COVID-19 pandemic, including the “Zero COVID” policy strictly enforced by China until recently, contributed to reduced demand for drybulk carriers in the second half of 2022 and early 2023, and may continue to do so, particularly for our drybulk vessels operating in the sport market or with charters expiring in 2023 that may then operate in the spot market, as demand for additional charters may continue to be affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 also affected charterer vetting processes in the past, which could lead to the loss of charterer approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2021 and 2022, which disruptions although recently having normalized, may again continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs, as occurred for one of our vessels during the second and third quarter of 2021. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2021 and 2022 and may continue to do so. Prolongment of the COVID-19 pandemic could impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining bank financing, our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

A resurgence of the declines in the price of oil experienced in 2020 and early 2021, in part due to the COVID-19 outbreak, before rebounding to high levels in 2022, and changes in production by oil producing countries, could reduce demand for oil and oil products and generally lead to reduced production of oil. Reduced demand for oil and seaborne transportation of petroleum products and crude oil would have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

Failure of the continued spread of the COVID-19 virus to be controlled, including due to the emergence of variants, could significantly impact economic activity, and demand for petroleum products, crude oil and drybulk shipping, which could further negatively affect our business, financial condition, results of operations and cashflows.

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

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic has caused demand for oil and oil products to stagnant. In the event that this recent softness persists and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. Also, if oil prices decline to levels that are uneconomic for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline or remain at low levels, as they did from the second half of 2020 until the third quarter of 2022.

An over-supply of tankers may lead to a reduction in charter rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for new-buildings. While currently the orderbook for tankers is at low levels compared to historical standards, if the capacity of new tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of tanker capacity, for the vessel class sizes comprising our fleet in particular, increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our tankers may have a material adverse effect on our results of operations.

An over-supply of drybulk vessel capacity may depress the current charter rates and, in turn, adversely affect our profitability.

The market supply of drybulk vessels had increased due to the high level of new deliveries in recent years. Drybulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2017, before declining to more moderate levels of newbuilding deliveries. In addition, the drybulk newbuilding orderbook may increase further in proportion to the existing fleet. Even though the overall level of the orderbook has declined over the past years, an over-supply of drybulk vessel capacity could depress the current charter rates. Factors that influence the supply of vessel capacity include:

•	number of new vessel deliveries;

•	scrapping rate of older vessels;

•	vessel casualties;

•	price of steel;

•	number of vessels that are out of service;

•	vessels’ average speed;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	port or canal congestion.

If drybulk vessel capacity increases but the demand for vessel capacity does not increase or increases at a slower rate, charter rates could materially decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The market values of tankers and drybulk carriers are volatile and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements.

The market value of our vessels may fluctuate significantly, and these experienced significant declines during the economic crisis. Currently tanker values are at relatively high levels, but until the second half of 2022 were at relatively low levels for most of the period since the financial crisis in 2008. Drybulk carrier values are currently at relatively low levels, after recent highs from late 2020 through the latter part of 2022, and remain well below the highs reached in 2007 and 2008. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

As of December 31, 2022, the book value of half of our vessels , and the aggregate book value of our existing fleet, was higher than their market value. Although we believe that, with respect to each of these vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows, if we sell vessels at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values or anticipated future cash flows experience further declines, we may have to record an impairment adjustment in our financial statements, which would also result in a reduction in our profits. If the market value of our fleet declines, we may not be in compliance with certain provisions of our current and potential future loan agreements and we may not be able to refinance our debt or obtain additional financing or, if instituted, pay dividends. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude tanker and drybulk shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers have a high and increasing focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, or other affiliated entities, including Stealth Maritime, or StealthGas, are rated low or otherwise perform poorly on Rightship evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more tankers occurring over time. For instance, in June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”). If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charters, if we are able to do so at all. Non-compliance by us, either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, BWTS implementation, GHG emissions, etc., As a result significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business-Environmental and Other Regulations” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. This or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may result in financial impacts on our results of operations that we cannot predict with certainty at this time. This could have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

Most of our vessels are not retrofitted with scrubbers and need to use low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Our vessels may therefore face difficulties in competing with vessels equipped with scrubbers.

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

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in Ukraine, the Middle East and elsewhere, including attacks in recent years involving vessels and vessel seizures for example in the Strait of Hormuz and off the coast of Gibraltar, the attack on an Iranian tanker near the Saudi Arabian port city of Jeddah and in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close it could adversely affect the availability of, and the demand for crude oil and petroleum products. This would negatively affect our business and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Syria and Venezuela, and the events in Ukraine and related sanctions against Russia and regions of Ukraine, may also impact the availability of crude oil and petroleum products and which would increase the availability of applicable vessels, thereby impacting negatively charter rates. Changes in laws and regulations, including tax matters and their implementation by local authorities could affect our vessels chartered to customers in certain countries, including Chinese customers, as well as our vessels calling to ports in certain countries, including Chinese ports, and could have a material adverse effect on our business, results of operations and financial condition.

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

Our vessels may call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common stock.

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

Risks Related To Our Business

Our fleet consists of eight tankers and four drybulk carriers. The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our fleet consists of five product tankers, three crude oil tankers and four drybulk carriers. Unless and until we identify and acquire additional vessels, we will depend upon these vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable charter or otherwise, our business, results of operations financial condition and ability to pay dividends on our common stock, if any, and Series A Preferred Stock could be materially adversely affected.

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

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the refined petroleum product tanker sector, crude oil tanker sector and the drybulk sector, of the shipping industry and the overall financial condition of the counterparties, all of which may continue to be negatively impacted by the COVID-19 pandemic and related containment efforts. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

Employment of our vessels on time or bareboat charters may prevent us from taking advantage of rising spot charter rates.

The spot market may fluctuate significantly based upon tanker, crude oil and refined petroleum product supply and demand, in the case of our tankers, and drybulk carrier and drybulk cargo supply and demand, in the case of our drybulk carriers. The factors affecting supply and demand for tankers, crude oil and refined petroleum products are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

As of March 28, 2023, nine of our vessels were operating in the spot market. We may employ more vessels on time and bareboat charters in the future, and to the extent we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates. Conversely, spot rates are volatile and cyclical and may decline substantially.

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

As of March 28, 2023, we had one of our tankers employed on a time charter expiring in May 2023, two of our handy size dry bulk carriers employed on time charters expiring in April 2023, and nine vessels employed in the spot market. We are exposed to prevailing charter rates in the product tanker, crude tanker and drybulk carrier sectors, including with respect to our vessels operating in the spot market and when our vessels’ existing time charters expire, and to the extent the counterparties to our fixed-rate time charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers, due to the small size of our fleet, for our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of charterers. For the year ended December 31, 2021, we had four customers from which we derived 60.7% of our revenues and for the year ended December 31, 2022, we had two customers from which we derived 33.4% of our revenues. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers and drybulk carriers have been built since our vessels, which have an average age of 13.4 years as of March 28, 2023, were constructed and tankers and drybulk carriers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. Competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.

The aging of our fleet may result in our vessels being less attractive to charterers and in increased operating costs in the future, which could adversely affect our earnings.

Our fleet’s average age, which was approximately 13.4 years, as of March 28, 2023, with our tankers having an average age of 14.4 years and our drybulk carriers having an average age of 11.4 years, which is above the average age of the global tanker fleet and only somewhat below the average age of the global drybulk carrier fleet, respectively. As our vessels age we may have difficulty competing with younger, more technologically advanced vessels for charters from oil majors and other top-tier charterers. In general, the costs to maintain a tanker or drybulk carrier in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed tankers or drybulk carriers, as applicable, due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly oil majors and other top tier charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 28, 2023, the vessels in our fleet had an average age of approximately 13.4 years, with our tankers having an average age of 14.4 years and our drybulk carriers having an average age of 11.4 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

Our senior secured credit facilities contain, and other future financing arrangements may contain, restrictive covenants that may limit our liquidity and corporate activities.

Our senior secured credit facilities impose, and other future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

Our credit facilities require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. In addition, one of our credit facilities include restrictions on the payment of cash dividends on our common stock in amounts exceeding 50% of our free cash flow for the last four consecutive quarters without the lenders’ consent, or on our preferred stock if an event of default has occurred and is continuing or we have negative equity.

Under the terms of certain of our credit facilities, if certain members of the Vafias family cease to own at least 20% of our outstanding common stock or voting rights, cease to be involved in the management and control of Imperial Petroleum, including Harry Vafias serving as Chief Executive Officer, or cease to control the conduct of the business of Imperial Petroleum, it would constitute a change of control or event of default under those credit facilities and the lenders would have the right to require us to repay all amounts outstanding thereunder. In such an event, we would have to seek to refinance such amounts, which may be difficult to do on similar terms or at all.

As a result of the restrictions in our senior secured credit facilities, or similar restrictions in our future financing arrangements, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

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

Our senior secured credit facilities, which are secured by liens on our vessels, contain various financial covenants, which if we are unable to comply with, including due to a decline in the market values of our vessels, could have a material adverse effect on our business, financial condition and results of operations.

Our senior secured term loan facilities, which are secured by liens on our vessels, contains various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity, as described in the section entitled “Item 5. Operating and Financial Review and Prospects—Credit Facilities.” For example, we are required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of product tankers, crude oil tankers and drybulk carriers are sensitive to, among other things, changes in the product tanker, crude oil tanker and drybulk carrier charter markets, respectively, with vessel values deteriorating in times when product tanker, crude oil tanker and drybulk charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates in the product tanker, crude oil tanker and drybulk carrier markets coupled with the difficulty in obtaining financing for vessel purchases have adversely affected vessel values. A continuation or worsening of these conditions would lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment adjustment in our financial statements which would adversely affect our financial results and could further hinder our ability to raise capital.

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

As of December 31, 2022, we had outstanding indebtedness net of arrangement fees of $70.0 million, of which we repaid $23.2 million in March 2023 from cash on hand. We would expect to incur further indebtedness in connection with any further expansion of our fleet. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. In addition, dividend payments on our Series A Preferred Stock and Series C Convertible Preferred Stock will reduce cash available for growth of our fleet, working capital and dividends, if any, on our common stock. Additionally, any increases in interest rate levels, currently at historically low levels, may increase the cost of servicing our indebtedness with similar results.

To finance our future fleet expansion program beyond our current fleet, we expect to incur additional secured debt. We have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness exposes us to increased risks if the demand for oil, oil-related or drybulk marine transportation decreases and charter rates and vessel values are adversely affected.

We are exposed to volatility in interest rates, and in particular the London Interbank Offered Rate (“LIBOR”) and SOFR.

The amounts outstanding under our senior secured credit facilities have been advanced at a floating rate, initially based on LIBOR and up until June 2023 it will commence to be based on the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, interest rate benchmarks, including SOFR and LIBOR, which were at low levels for an extended period of time, increased dramatically in 2022, particularly in the second half of 2022, and early 2023 as central banks repeatedly increased benchmark rates in an effort to combat inflation, and may potentially further increase from these levels. Our financial condition could be materially adversely affected by increased financing costs as a result. We have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities, and even if we enter into interest rate swaps or other derivative instruments for the purpose of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2023 may adversely affect the amounts of interest we pay under our debt arrangements and our results of operations.

The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out LIBOR by the end of 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate (“SOFR”) has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular agreement containing terms based on LIBOR, which generally have alternative calculation provisions, however, if implicated, these could also create additional risks and uncertainties. For instance, our 2022 NBG Senior Secured Credit Facility provides that as of June 30, 2023, or earlier if the six-month LIBOR rate ceases to available before such time, the reference rate used in the calculation of the interest rate payable on amounts outstanding thereunder will change from LIBOR to a rate based on the short-term interest rate target set by the US Federal Open Market Committee as published by the Federal Reserve Bank of New York from time to time, while our 2022 Alpha Bank loan already has SOFR as a base reference rate. Overall, the changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities. We may need to negotiate the replacement benchmark rate on our credit facilities, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

Any derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which are advanced at floating rates. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

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

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During 2021 and 2022, we experienced moderate inflationary cost increases in vessel operating expenses mainly in spares and stores, before such cost increases stabilized in late 2022. In 2022 our main cost driver was the increase in the number of our vessels as well as the ongoing effect of COVID-19 pandemic on crew costs. In an inflationary environment such as the current economic environment, depending on the tanker and drybulk industries and other economic conditions, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. See “Item 5. Operating and Financial Review and Prospects—Inflation.”

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

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations, including the potential loss of oil major approvals to conduct business with us and in turn our ability to employ our vessels our charters with such oil majors. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, in such a case or if our management agreement were to be terminated we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our lenders to change our manager. We are not permitted to change our commercial or technical our manager from Stealth Maritime, or to allow Stealth Maritime to subcontract or delegate commercial or technical management, without the prior written consent of our lenders.

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

We would be materially adversely affected if our manager becomes unable or unwilling to provide services for our benefit at the level of quality they have provided such services to our vessels in the past. . If we were required to employ a ship management company other than our manager, we cannot offer any assurances that the terms of such management agreements and results of operations would be equally or more beneficial to us in the long term.

Our manager’s ability to render management services will depend in part on its own financial strength. Circumstances beyond our control could impair Stealth Maritime’s financial strength, and because it is a privately held company, information about its financial strength is not publicly available. As a result, our stockholders and we might have little advance warning of financial or other problems affecting our manager even though their financial or other problems could have a material adverse effect on our stockholders and us.

Our officers face conflicts in the allocation of their time to our business. In addition, the fiduciary duties of our officers and directors may conflict with those of the officers and directors of StealthGas and/or its affiliates.

Our Chief Executive Officer is involved in other business activities not associated with us, which may result in his spending less time than is appropriate or necessary to manage our business successfully. In particular, Mr. Vafias, who functions as our Chief Executive Officer and President, also provides services in similar capacities for StealthGas and is a significant stockholder of StealthGas. Our officers are not required to work full-time on our affairs and also perform services for StealthGas and its affiliates. As a result, there could be material competition for the time and effort of our officers who also provide services to StealthGas and its affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Item 6. Directors, Senior Management and Employees”.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, our officers and directors also serve as executive officers and/or directors of StealthGas. As a result, these individuals have fiduciary duties to manage the business of StealthGas and its affiliates in a manner beneficial to such entities and their stockholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to StealthGas and us are in conflict. There may also be other business opportunities for which StealthGas may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business.

Companies affiliated with us or our management, including StealthGas, Stealth Maritime and Brave Maritime, may manage or acquire vessels that compete with our fleet.

Entities affiliated with other members of the Vafias family own vessels that operate in various sectors of the shipping industry, including a number of product and crude oil tankers and drybulk carriers, which are managed by Stealth Maritime and/or Brave Maritime. It is possible that StealthGas, Stealth Maritime or other companies affiliated with the Vafias family or Stealth Maritime, including Brave Maritime, could, in the future, agree to acquire or manage additional vessels that compete directly with ours and may face conflicts between their own interests and their obligations to us. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels in which these persons or entities have an interest. Accordingly, our management and our manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. These conflicts of interests may have an adverse effect on our business and your interests as stockholders.

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. For instance, we acquired an aggregate of six vessels from entities affiliated with the family of our Chief Executive Officer in 2022 and the first quarter 2023. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our shares, as well as our financial position, results of operations and our future prospects.

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

Delays in the delivery of any newbuilding or secondhand vessels we agree to acquire could harm our operating results.

Delays in the delivery of any new-building or second-hand vessels we may agree to acquire in the future would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics such as COVID-19 or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

We intend to continue to grow our fleet. The acquisition of such additional vessels could impose significant additional responsibilities on our management and staff, and may necessitate that we, and they, increase the number of personnel. In the future, we may not be able to identify suitable vessels, acquire vessels on advantageous terms or obtain financing for such acquisitions. Any future growth will depend on:

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

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our results of operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of March 28, 2023, the average age of the vessels in our fleet was approximately 13.4 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

The operation of drybulk vessels has particular operational risks.

The operation of drybulk vessels has certain unique risks. With a drybulk vessel, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk vessels are often subjected to battering treatment during discharging operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during discharging procedures may affect a vessel’s seaworthiness while at sea. Hull fractures in drybulk vessels may lead to the flooding of the vessels’ holds. If a drybulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessel and other vessels we may acquire, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, and results of operations.

We may be subject to lawsuits for damages and penalties.

The nature of our business exposes us to the risk of lawsuits for damages or penalties relating to, among other things, personal injury, property casualty and environmental contamination. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial conditions.

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us, some of which can conflict with one another, as is the case, for instance, with certain sanctions issued by U.S., E.U. and U.K. These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition, detecting, investigating and resolving such cases of actual or alleged violations may be expensive and time consuming for our senior management.

For example, our drybulk vessels made three voyages carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga, for which 16 days were spent in these Russian ports, and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay our outstanding indebtedness secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, if ships managed by Stealth Maritime or Brave Maritime, including those not owned by us, and ships owned by an affiliated entity of Stealth Maritime or Brave Maritime, including StealthGas, were deemed to have violated sanctions or other laws and regulations, we could face similar consequences, including an inability to charter, insure or sell our ships, if we, such affiliated entities or our ships are blacklisted by authorities.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the U.S. Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

On the basis of the foregoing assumptions, we do not believe that we will be a PFIC for 2022. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2022. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2022 or a subsequent year.

In addition, although we do not believe that we will be a PFIC for 2022, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2022 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders and warrant holders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. Similar rules would apply to holders of our Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants. See “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

Risk Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that we only have two members on our audit committee whereas a domestic U.S. company would be required to have three members on its audit committee and, in lieu of obtaining stockholder approval prior to the issuance of certain designated securities issuances, the Company will comply with provisions of the Marshall Islands Business Corporations Act providing that the Board of Directors approves share issuances. To the extent we rely on these or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

Risks Related To Our Common Stock

Our common stock were not publicly traded prior to the completion of the Spin-Off on December 3, 2021. An active trading market that will provide you with adequate liquidity for our common stock may not be sustained.

There was no public market for our common stock prior to the Spin-Off, which was completed on December 3, 2021. The lack of an active trading market on Nasdaq and low trading volume for our common stock may make it more difficult for you to sell our common stock and could lead to our share price becoming depressed or volatile. Our shares began regular way trading on the Nasdaq Capital Market on December 6, 2021, and there can be no assurance that an active trading market for our common stock on either Nasdaq or any other exchange will be sustained. If an active and liquid trading market is not sustained, relatively small sales of our common stock could have a significant negative impact on the price of our common stock.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a newly-incorporated company that became publicly traded on December 3, 2021, there is currently no analyst coverage of the Company. The trading market for our common stock and Series A Preferred Stock will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

Substantial sales of our common stock may occur, which could cause our share price to decline.

Upon completion of the Spin-Off, which occurred on December 3, 2021, all of our outstanding stock was owned by the existing stockholders of StealthGas, and these existing stockholders as well as those that acquired shares in our public offerings of common stock and warrants in 2022 and 2023 are free to sell common stock, including those issuable exercise of our outstanding warrants or upon conversion of our Series C Convertible Preferred Stock, or Series A Preferred Stock for any reason. The sales of significant amounts of our common stock, or the perception that this may occur, could result in a decline of the price of our common stock.

The market price of our common stock may be subject to significant fluctuations.

The market price of our common stock may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:

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

The international tanker and drybulk shipping industry has been highly unpredictable. In addition, the stock markets in general, and the markets for tanker and drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Our common stock may trade at prices lower than you originally paid for such shares.

We may fail to meet the Nasdaq continuous listing criteria and Nasdaq may delist our common stock from its exchange, which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

We received written notification from Nasdaq, dated June 17, 2022, indicating that because the closing bid price of our common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with the minimum bid price requirement of Nasdaq Listing Rule 5550(a)(2) (the “Nasdaq Minimum Price Requirement”). In December 2022, we received formal notification from the Listing Qualification Department of the Nasdaq Stock Market that we had been granted an additional 180-day compliance period, or until June 12, 2023, to regain compliance with the minimum $1.00 bid price per share requirement. If at any time until June 12, 2023, the bid price of our common stock closes at or above $1.00 per share for a minimum of 10 consecutive trading days, we will regain compliance, and the matter will be closed. We intend to continue to monitor our share price and seek to cure the deficiency during the additional compliance period, including by effecting a reverse stock split, if necessary.

We may be unable to meet the minimum bid price requirement within the additional 180-day period, we may be unable to complete a reverse stock split, if necessary, and we may be unable to meet other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity or market values of our common stock, in which case our common stock could be delisted. If our common stock were to be delisted, the liquidity of our common stock would be adversely affected, and the market price of our common stock could decrease. In addition, the delisting of our common stock from a national exchange would have a material adverse effect on our access to capital markets, and any limitation on market liquidity or reduction in the price of our common stock as a result of that delisting could materially adversely affect our ability to raise capital on terms acceptable to us, or at all.

As the trading price of our common stock and the trading price of the securities of companies involved in the shipping industry continue to experience volatility, we cannot guarantee that we will continue to be compliant with the applicable Nasdaq continuous listing requirements. To the extent that we were to fall out of compliance with these Nasdaq requirements in the future, we intend to take any additional steps necessary to regain compliance, including but not limited to, conducting a reverse stock split.

If we are unable to regain compliance, our common stock may be suspended or delisted at the discretion of Nasdaq. If a suspension or delisting of our common stock were to occur, there would be significantly less liquidity in the suspended or delisted common stock. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. There can be no assurance that we will regain compliance with the minimum bid price requirement and, if we regain compliance, there can be no assurance that we will maintain compliance in the future.

You may experience future dilution as a result of future equity offerings and other issuances of our common stock, preferred stock or other securities, including upon conversion of our Series C Convertible Preferred Stock. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree.

In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we expect in the future to offer additional common stock, preferred stock or other securities convertible into or exchangeable for our common stock, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our common stock, preferred stock or other securities, including those made in connection with future capital raising activities or acquisitions, or the effect, if any, that such issuances or sales may have on the market price of our common stock. The issuance and sale of substantial amounts of common stock, preferred stock or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our common stock and our Series A Preferred Stock. In addition, we cannot assure you that we will be able to make future sales of our common stock, preferred stock or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing stocks or other securities in the future could have rights that are superior to existing stockholders. In addition, our Series C Convertible Preferred Stock is convertible at a conversion price equal to the lower of (i) $0.50 and (ii) the VWAP of our common stock over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $0.10, which may result in the issuance of common stock upon conversion of such preferred stock at an effective price lower than the price per share paid by other investors. The issuance of additional common stock, preferred stock or other securities could adversely impact the trading price of our common stock.

Any such capital raising transactions may be at the Imperial Petroleum Inc. or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, and as part of any spin-off of assets we may be required to distribute a portion of such assets to holders of outstanding warrants pursuant to the terms of such warrants, thereby reducing our percentage interest in such assets and in the related cash flows.

Future issuances or sales, or the potential for future issuances or sales, of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our shares of common stock and we may do so in the future. Shares to be issued in future equity offerings could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share. In addition, future sales of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities.

The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of shares of common stock in the market, including sales of common stock by our large stockholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.

Our Restated Articles of Incorporation, as amended, authorizes our Board, to, among other things, issue additional shares of common or preferred stock or securities convertible or exchangeable into equity securities, without stockholder approval. We may issue such additional equity or convertible securities to raise additional capital.

The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our stockholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or warrants to purchase our common stock in the future and those stock appreciation rights, options or warrants are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our stockholders.

The superior voting rights of our Series B Preferred Stock may limit the ability of our common stockholders to control or influence corporate matters, and the interests of the holder of such shares could conflict with the interests of common stockholders

While our shares of common stock have one vote per share, each of our 16,000 shares of Series B preferred stock currently outstanding has 25,000 votes per share; however, the voting power of the Series B preferred stock is limited such that no holder of Series B preferred stock may exercise voting rights pursuant to any Series B preferred stock that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of stockholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B preferred stock, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a payment equal to the par value per of $0.01 per share.

As of the date of this report, our Chairman and Chief Executive Officer can therefore control 49.99% of the voting power of our outstanding capital stock. Our Chairman and Chief Executive Officer will have substantial influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and significant corporate transactions, even though he owns significantly less than 50% of the Company economically.

The superior voting rights of our Series B preferred stock may limit our common stockholders’ ability to influence corporate matters. The interests of the holder of the Series B preferred stock may conflict with the interests of our common stockholders, and as a result, the holders of our capital stock may approve actions that our common stockholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common stock.

Our amended and restated articles of incorporation and amended and restated bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public stockholders to benefit from a change in control.

Our restated articles of incorporation and amended and restated bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, including preferred stock with superior voting rights, such as the Series B preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for stockholder nominations for directors, removal of directors only for cause, advance written notice of stockholder proposals for the removal of directors and limitations on action by stockholders. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public stockholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and stockholders’ ability to realize any potential change of control premium.

Issuance of preferred stock, such as our Series B preferred stock, may adversely affect the voting power of our common stockholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our restated articles of incorporation authorize our board of directors to issue preferred stock in one or more series and to determine the rights, preferences, privileges and restrictions, with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series without stockholders’ approval. Our board of directors has issued, and may in the future issue, preferred stock with voting rights superior to those of the common stock, such as the Series B preferred stock. If our board of directors determines to issue preferred stock, such issuance may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. This could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and our stockholders’ ability to realize any potential change of control premium.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our stockholders may be different from information provided by other public companies.

Our common stock ranks junior to the Series A Preferred Stock and Series C Preferred Stock with respect to dividends and amounts payable in the event of our liquidation.

Our common stock ranks junior to our Series A Preferred Stock and Series C Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Stock and Series C Preferred Stock for all past completed dividend periods, no dividends may be declared or paid on our common stock subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common stock until we have paid to holders of our Series A Preferred Stock a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends and to holders of our Series C Preferred Stock a liquidation preference equal to $1,000 per share. Accordingly, the Series A Preferred Stock and Series C Preferred Stock may adversely affect the market price of the common stock.

Sales of our common stock by stockholders may have an adverse effect on the then prevailing market price of our common stock.

Sales of a substantial number of our common stock in the public market, including upon exercise of our outstanding warrants or conversion of our Series C Convertible Preferred Stock, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Our Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants are speculative in nature.

Our Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common stock at a fixed price. Specifically, holders of the Class A Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $1.25 per share, holders of the Class B Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $1.60 per share, holders of Class C Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $0.55 per share, and holders of Class D Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $0.80 per share. Moreover, the market value of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants is uncertain and there can be no assurance that the market value of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants will equal or exceed their public offering price.

There is no public market for the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants and we do not expect one to develop.

There is presently no established public trading market for our Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants and we do not expect a market to develop. In addition, we do not intend to apply to list our Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants on any securities exchange or nationally recognized trading system, including the Nasdaq. Without an active market, the liquidity of our Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants will be limited.

Holders of our Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants will not have any rights of common stockholders until such Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants are exercised.

Our outstanding Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants do not confer any rights of common stock ownership on their holders, such as voting rights, but rather merely represent the right to acquire common stock at a fixed price.

Risks Related to our Series A Preferred Stock

The Series A Preferred Stock are a new issuance and do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. An active trading market that will provide you with adequate liquidity for our Series A Preferred Stock may not develop. In addition, the lack of a fixed redemption date for our Series A Preferred Stock will increase your reliance on the secondary market for liquidity purposes.

There was no public market for our Series A Preferred Stock prior to the completion of the Spin-Off in December 2021, and immediately after the Spin-Off approximately 21.6% of our Series A Preferred Stock were held by one stockholder and an aggregate of 73.1% of our Series A Preferred Stock were held by seven separate stockholders that are not affiliated with one another, which concentration of ownership could make it less likely that an active and liquid trading market for our Series A Preferred Stock will develop on Nasdaq. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market absent redemption by us. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on Nasdaq for our Series A Preferred Stock or, if such market develops, whether it will be maintained. The lack of an active trading market on Nasdaq and low trading volume for our Series A Preferred Stock, may make it more difficult for you to sell our Series A Preferred Stock and could lead to our share price becoming depressed or volatile. If an active and liquid trading market does not develop, relatively small sales of our Series A Preferred Stock could have a significant negative impact on the price of our Series A Preferred Stock.

The Series A Preferred Stock represents perpetual equity interests.

The Series A Preferred Stock represents perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Stock may be required to bear the financial risks of an investment in the Series A Preferred Stock for an indefinite period of time. In addition, the Series A Preferred Stock ranks junior to all our indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The shares of our Series A Preferred Stock are subordinated to our debt, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

Our Series A Preferred Stock are subordinate to all of our existing and future indebtedness. As of December 31, 2022, we had $70.0 million of indebtedness net of arrangement fees. The agreements for this indebtedness restrict our ability to pay dividends on or redeem preferred shares if an event of default has occurred or is continuing. Our future indebtedness may impose similar or greater restrictions on our ability to pay dividends or redeem our preferred shares. Our articles of incorporation authorize the issuance of up to 200,000,000 preferred shares in one or more classes or series. The issuance of additional preferred shares on a parity with or senior to our Series A Preferred Stock would dilute the interests of the holders of our Series A Preferred Stock, and any issuance of preferred shares senior to our Series A Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Stock.

The amount of the liquidation preference applicable to the Series A Preferred Stock is fixed and you have no right to receive any greater payment.

The payment due upon liquidation is fixed at the liquidation preference of $25.00 per Series A Preferred Share, plus an amount equal to all accumulated and unpaid dividends thereon to the date of liquidation, whether or not declared. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you have no right to receive or to participate in these amounts. In addition, if the market price of your Series A Preferred Stock is greater than the liquidation preference, you have no right to receive the market price from us upon our liquidation.

The terms of the Series A Preferred Stock do not restrict our ability to engage in certain transactions, including spin-offs, transfers of assets or the formation of a master limited partnership, joint venture or other entity that may involve issuance of interests to third-parties in a substantial portion of our assets.

Although the Statement of Designation with respect to the Series A Preferred Stock contains restrictions on our ability to dilute the value of your investment in the Series A Preferred Stock by issuing additional preferred shares ranking senior to the Series A Preferred Stock, we may engage in other transactions that will result in a transfer of value to third parties. We may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spin-off of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree or that are not in the best interests of the holders of Series A Preferred Stock. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, thereby reducing our percentage interest in such assets and in the related cash flows.

Item 4.	Information on the Company

A. History and Development of the Company

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of March 28, 2023, we owned and operated a fleet of five medium range (“MR”) refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, one aframax tanker and two suezmax tankers that carry crude oil and four handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our ten-vessel fleet is 807,804 dwt. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group, which has been active in shipping for over 50 years and is controlled by the Vafias family, of which Harry Vafias, our Chief Executive Officer, is a member.

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the Spin-Off. On December 3, 2021, StealthGas distributed all of our outstanding common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock to its stockholders, which completed our separation from StealthGas. Upon consummation of the Spin-Off, the Company and StealthGas became independent publicly traded companies with separate boards of directors and management, although some of the directors and officers of the Company hold similar positions at StealthGas. Our common stock currently trade on the Nasdaq Capital Market under the symbol “IMPP” and our Series A Preferred Stock currently trade on the Nasdaq Capital Market under the symbol “IMPPP.”

On February 2, 2022, we completed an underwritten public offering of 11,040,000 units for $1.25 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) one Class A Warrant (a “Class A Warrant”) to purchase one share of common stock at an exercise price of $1.25 per share. We also issued 552,000 underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 552,000 shares of common stock at an exercise price of $1.375 per share. As of March 28, 2023, an aggregate of 10,997,000 Class A Warrants had been exercised for 10,997,000 of our common stock, resulting in proceeds to us of $13,746,250. A total of 43,000 Class A Warrants, with an exercise price of $1.25 per share, remained outstanding as of March 28, 2023.

In March 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 43,124,950 units for $1.60 per unit, each unit consisting of (i) one share of common stock of the Company (or pre-funded warrants, all of which were subsequently exercised for common stock, in the case of 3,900,000 units) and (ii) one Class B Warrant

(a “Class B Warrant”) to purchase one share of common stock at an exercise price of $1.60 per share. We also issued 1,724,998 underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 1,724,998 shares of Common stock at an exercise price of $2.00 per share. As of March 28, 2023, an aggregate of 31,322,950 Class B Warrants had been exercised for 31,322,950 shares of our common stock, resulting in gross proceeds to us of $22,081,720. A total of 11,802,000 Class B Warrants, with an exercise of $1.60 per share, remained outstanding as of March 28, 2023.

In May 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 83,636,362 units for $0.55 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) one Class C Warrant to purchase one share of common stock at an exercise price of $0.55 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 2,090,909 share of common stock at an exercise price of $0.6875 per share. As of March 28, 2023, an aggregate of 5,357,500 Class C Warrants had been exercised for 5,357,500 shares of our common stock, resulting in gross proceeds to us of $2,946,625. A total of 78,278,862 Class C Warrants, with an exercise of $0.55 per share, remained outstanding as of March 28, 2023.

In June 2022, several existing holders of Class B Warrants exercised 31,150,000 outstanding Class B Warrants to purchase an aggregate of 31,150,000 shares of Common Stock for cash, at an exercise price reduced by the Company from $1.60 per share to $0.70 per share, resulting in gross proceeds to us of $21.8 million, and net proceeds of approximately $20.9 million. The exercising holders also received an aggregate of 31,150,000 Class D Warrants to purchase up to an aggregate of 31,150,000 shares of Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Under our at-the-market (“ATM”) program with Maxim Group LLC and Virtu Americas LLC, which we entered into in December 2022 and terminated on March 13, 2023, we sold 50,780,137 shares of common stock for net proceeds of $12.4 million.

On February 14, 2023, we entered into agreements to acquire two handysize drybulk carriers, built in Japan at Nakai Zosen in 2012 and at Shin Kurushima Onishi in 2013 respectively, with an aggregate capacity of approximately 71,000 dwt, from entities affiliated with our Chief Executive Officer, for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock (the “Series C Convertible Preferred Stock”). The transactions closed upon delivery to us of the vessels in March 2023, including the issuance of the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock has a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, which is payable in cash or additional shares of Series C Convertible Preferred Stock at the Company’s election, and is convertible, at the holder’s option, after the six-month anniversary of issuance into shares of the Company’s common stock at a conversion price equal to the lower of $0.50 and the ten-day volume weighted average price of the common stock. See “Item 10. Additional Information. A. Share Capital-Description of Series C Convertible Preferred Stock.”

Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website address is www.imperialpetro.com. The information contained on or linked to from our website is not incorporated herein by reference.

Our company operates through a number of subsidiaries which directly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of March 28, 2023, all of which are wholly-owned by us other is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

Our fleet consists of (1) five MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, (2) one aframax tanker and two suezmax tankers that carry crude oil and (3) four handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our 12-vessel fleet is 807,804 dwt. Please see information in the section “Our Fleet”, below. During 2020, 2021 and 2022, our fleet (owned by StealthGas until December 2, 2021) had a fleet operational utilization of 95.7%, 90.5% and 84.8%, respectively, and we generated voyage revenues of $20.3 million, $17.4 million and $97.0 million, respectively.

Our business strategy is focused on providing consistent stockholder returns by carefully selecting the timing and the structure of our investments in vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Stealth Maritime.

Our Fleet

As of March 28, 2023, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	$14,500	May 2023
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Stealth Berana	2010	Korea	115,804	Aframax oil tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	47,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Spot
Glorieuse	2012	Japan	38,000	Handysize drybulk	Spot
Eco Bushfire	2011	Japan	32,000	Handysize drybulk	Time Charter	$11,000	April 2023
Eco Angelbay	2009	Japan	32,000	Handysize drybulk	Time Charter	$12,000	April 2023
Fleet Total			807,804 dwt

(1)	Earliest date charters could expire.

We intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We will deploy our fleet on a mix of period charters, including time and bareboat charters which can last up to twelve years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions.

We refer you to the risk factor entitled “The market values of our vessels are volatile, and may remain at relatively low levels for a prolonged period and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under our loan agreements” and the discussion in the section of this annual report entitled “Item 3. Key Information—Risk Factors – Industry Risk Factors”.

Commercial and Technical Management of Our Fleet

We have entered into a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services. Stealth Maritime is a leading ship-management company based in Greece, established in 1999 in order to provide shipping companies with a range of services. Our manager’s safety management system is ISM certified in compliance with IMO’s regulations by Lloyd’s Register. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, maintenance, repairs, drydocking and insurance. Administrative functions include, but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. For our drybulk vessels, Stealth Maritime subcontracts these services to its affiliate Brave Maritime.

Under our management agreement with Stealth Maritime, which we entered into in conjunction with the Spin-Off, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf.

The initial term of our management agreement with Stealth Maritime will expire on December 31, 2025. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods.

For additional information about the management agreement, including the calculation of management fees and termination provisions, see “Item. 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions—Management and Other Fees.”

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. In 2021 and 2022, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., based in Manila, was responsible for providing the crewing of our fleet, under Stealth Maritime’s technical management (excluding our Aframax tanker for which crew management is provided by Bernard Schulte Management and one of our product tankers for which Bernard Schulte was the crew manager up to the first quarter of 2023), to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew.

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our tankers and drybulk carriers on period charters, including time and bareboat charters that can last up to several years, and spot market charters along with short-term time charters, which generally last from one to twelve months, subject to market conditions. Time and bareboat charters are for a fixed period of time, but could also occasionally include optional periods giving charterers the right to extend the charter. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses while under a bareboat charter the charterer pays for voyage expenses and operating expenses such as crewing, supplies, maintenance and repairs including special survey and drydocking costs.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in tanker charter rates, although we are then exposed to the risk of declining tanker charter rates. Typically, spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of March 28, 2023, we had one of our tankers under time charter employment expiring in May 2023 and two handysize drybulk carriers under time charter employment expiring in April 2023, respectively, and nine vessels operating in the spot market.

Our vessels trade globally. Some of the areas where we usually operate are the Middle East-Far East range, the Mediterranean, North West Europe range, Africa, USA and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers for our tankers include national, major and other independent energy companies and energy traders, and industrial users of those products. Principal charterers for our drybulk carriers include drybulk charterers, including major national and private industrial users, commodity producers and traders. For the years ended December 31, 2020, 2021 and 2022, we had four, four and two customers account for 80.9%, 60.7% and 33.4%, respectively, of our total revenues. In addition, any vessels under bareboat charter may be sub-chartered to third parties.

The average age of our tankers is above the average age of the global tanker fleet and the average age of our drybulk carriers is only somewhat lower than the average date of the global drybulk carrier fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers and more technologically advanced drybulk carriers for charters from major industrial users, commodity producers and traders and other top-tier charterers. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors, industrial users and commodity producers and traders and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from other charterers.

Dry-BMS (RightShip Standards)

This program is designed to allow ship managers to measure their SMS against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention. The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. This grades the excellence of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This standard is not meant to replace any pre-existing system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The minimum benefits of this venture would (a) cover all relevant ship management issues in one document, (b) be relevant to the entire dry bulk shipping industry worldwide, (c) complement other statutory requirements and industry guidance and (d) be frequently evaluated to drive continuous improvement across the management companies on an international level.

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

In October 2008, the IMO adopted amendments to Annex VI, and the United States ratified the Annex VI amendments in October 2008. Beginning in 2011 the amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to

MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements. In November 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These amendments require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions, both through changes in technical specifications as well as in modifications in vessels’ operational parameters. The U.S. Coast Guard is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the U.S. Coast Guard to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

As of March 28, 2023, six of our 12 vessels have ballast water treatment systems installed. In 2023, we will be drydocking three MR product tankers, namely the Clean Thrasher, the Magic Wand and the Clean Nirvana, one suezmax tanker, the Suez Protopia, and two drybulk handysize vessels, the Eco Glorieuse and the Eco Wildfire. All of the aforementioned vessels, with the exception of Eco Wildfire which is already has a ballast water treatment system installed, will have ballast water treatment systems installed as part of their drydocking. A MR product tanker, the Clean Sanctuary (ex. Falcon Maryam), is expected to undergo drydocking and have a ballast water treatment system installed in 2024.

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas, or ECAs, such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. Effective from January 1, 2022, all vessels entering Korean ports are prohibited from consuming marine fuel with sulfur content exceeding 0.5% cap and are prohibited from consuming marine fuel with sulfur content exceeding 0.1% cap in the SOx ECAs. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

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

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS). The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund that will come into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs of compliance with its requirements should it enter into force.

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

The operations of our product tankers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (“IBC Code”) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods entered into force in June 2014, and additional requirements regarding stability, tank purging, venting and inerting requirements entered into force in January 2016. Further amendments to the IBC Code entered into force on January 1, 2021 including revisions to carriage requirements for products. Moreover, on June 10, 2022, the IMO adopted additional amendments to the IBC Code to reduce flooding risks. These amendments are expected to enter into force on July 1, 2024. We may need to make certain expenditures to comply with these amendments.

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

Effective March 23, 2023, the current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,500 per gross ton or $21,521,000, subject to adjustment for inflation by the United States Coast Guard every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 and adopted in June 2021 built on the EEDI and SEEMP by requiring ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (EEXI) and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The EEXI, which entered into force in January 2023, requires alterations to a vessel’s design, machinery or arrangements to meet a certain goal of CO2 grams emitted per capacity tonne mile under certain reference conditions. This measure accounts for the vessel’s engine power, fuel consumption and CO2 conversion capacity, all of which make it impossible to effect EEXI compliance by merely reducing the ship’s speed or cargo load. Alongside the EEXI, a mandatory Carbon Intensity Indicator (“CII”) was introduced on January 1, 2023. This measure of annual efficiency is used to rate vessels based on the grams of CO2 they emit per dwt-mile, giving all cargo vessels above 5,000 GT a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the SEEMP and approved. These changes were accompanied by the introduction of the so-called “Enhanced SEEMP,” a strengthened version of SEEMP that includes new mandatory content, such as a CII target implementation plan, on top of being subject to approval by appropriate authorities. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. In June 2022, the European Union revised proposed amendments to these regulations which would effectively impose an Emissions Trading System (“ETS”) on Marine Shipping going through ports or routes under the E.U.’s regulatory jurisdiction. If adopted, these amendments would impose an additional regulatory burden on us to ensure that our vessels meet the revised EU requirements, as well as potential additional costs related to the ETS. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

The China Maritime Safety Administration (the “China MSA”) issued the Regulation on Data Collection of Energy Consumption for Ships in November 2018. This regulation is effective as of January 1, 2019 and requires ships calling on Chinese ports to report fuel consumption and transport work details directly to the China MSA. This regulation also contains additional requirements for Chinese-flagged vessels (domestic and international) and other non-Chinese-flagged international navigating vessels. In November 2022, the China MSA published an additional Regulation of Administrative Measures of Ship Energy Consumption Data and Carbon Intensity, which came into effect on December 22, 2022. This regulation was essentially enacted to implement MARPOL Annex VI to Chinese-flagged vessels, though a few of its provisions also apply to foreign ships with a gross tonnage of at least 400 entering and exiting Chinese ports. This Regulation essentially applies more stringent rules around that collection and reporting of data related to ships’ energy consumption, as is already required by the 2018 regulation.

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

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

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

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes amongst others the handling and management of situations such as mechanical failure and/or physical damage to the ship, collision, third party property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with insurance carriers that also provide insurance coverage for ships owned by affiliated entities, including StealthGas and private Vafias family interests. Accordingly, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

Hull and Machinery Insurance

We have in place Fleet Marine Hull and Machinery and Fleet War Risk insurance policies, providing cover for particular damage to the vessel, salvage and towage costs following a casualty as well as for vessel Actual or Constructive Total Loss, subject to a deductible of $150,000 or $200,000 (depending on the ship) per incident.

We also maintain Increased Value insurance. Under the Increased Value insurance, in case of total loss of a vessel, we will be able to recover the sum insured under the Increased Value policy in addition to the sum insured under the Hull and Machinery policy. Increased Value insurance also covers excess liabilities which are not recoverable in full by the Hull and Machinery policies by reason of under insurance.

For each ship the sum of the values insured under the Hull & Machinery and Increased Value policies represent its fair market value.

Protection and Indemnity Insurance

Protection and indemnity insurance, is a form of mutual indemnity insurance, which is designed to cover third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “ P&I Clubs”. This insurance aims to respond towards third-party liability claims and other related expenses arising amongst others from injury or death of crew, shore personnel working on board the ships during cargo operations and other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, Wreck removal and other discretionary costs.

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

Under the current structure, clubs’ contributions to claims in the lower pool layer i.e from $10 million to $30 million are assessed on a tripartite formula which takes account of each club’s contributing tonnage, premium and claims record. For claims falling in the upper pool layer from $50 million to $100 million, 7.5% is retained by the club bringing the claim and 92.5% is shared by all on a tonnage-weighted basis.

The International Group clubs arrange a common market reinsurance contract to provide reinsurance for claims which exceed the upper limit of the pool (US $100 million) up to an amount of US $3.1 billion any one claim (US $1 billion for Oil Pollution claims). It is said to be the largest single marine reinsurance contract in the market. Claims from $30 million to $100 million are reinsured from a captive, named Hydra.

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

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. We negotiate the terms of our charters (whether voyage charters, period time charters, bareboat charters or pools) based on market conditions. In the drybulk sector we currently compete primarily with other owners of drybulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. We currently compete primarily with owners of drybulk vessels in the handymax and handysize class sizes.

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

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grain trades are seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains transportation requires drybulk shipping accordingly.

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

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 and 2021 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. The decline in trade was mainly led by a sharp decline in both crude oil and oil products trade following restrictions enforced by authorities in several major economies. In 2022, oil demand and trade improved significantly as Covid-19 restrictions were being eased out and longer haul routes started emerging as a result of the war in Ukraine. Specifically, in 2022, 3,369 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,967 million tons of cargo and products 1,032 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products. Products trades have received a boost in the last decade as a result of developments in exploration and production activity in the U.S. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products.

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

Market cyclicality and trends

The international tanker shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in the first half of 2020; before declining sharply in the second half of 2020 and remaining at low levels in 2021 and early 2022, before significantly improving in the second half of 2022 and the first quarter of 2023. Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Demand for vessels depends on the international trade of oil and refined petroleum products, including the availability of crude oil. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus prone to more volatility.

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

The Drybulk Shipping Industry

The global drybulk vessel fleet is divided into four principal categories based on a vessel’s carrying capacity. These categories are:

Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore or coal and, to a much lesser extent, grains, primarily on long-haul routes.

Panamax. Panamax vessels have a carrying capacity of between 60,000 and 100,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock.

Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. The standard vessels are usually built with 25-30 ton cargo gear, enabling them to discharge cargo where grabs are required (particularly industrial minerals), and to conduct cargo operations in countries and ports with limited infrastructure. This type of vessel offers good trading flexibility and can, therefore, be used in a wide variety of bulk and neobulk trades, such as steel products.

Handysize. Handysize vessels have a carrying capacity of between 28,000 and to 40,000 dwt. These vessels are almost exclusively carry minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

The supply of drybulk vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy. Demand for drybulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk vessel capacity, we believe that drybulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.

Drybulk Carrier Charter Hire Rates. Charter hire rates fluctuate by varying degrees among drybulk vessel size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for drybulk vessels are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and the different drybulk vessel categories. However, because demand for larger drybulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as commencement and termination regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indexes issued by the Baltic Exchange. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

Legal Proceedings

To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.

See Note 13 “Commitments and Contingencies” to the audited financial statements included elsewhere in this report.

Properties

Other than our vessels, we do not own any material property.

C. Organizational Structure

As of March 28, 2023, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

D. Properties

Other than our vessels we do not have any material property. For information on our fleet, see “Item 4. Information on the Company—Business Overview.” Our vessels are subject to priority mortgages, which secure our obligations under our credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities.”

We have no freehold or material leasehold interest in any real property. We lease office space from an affiliated company of Stealth Maritime. See “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions—Office Space.”

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

Overview

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the Spin-Off. On December 3, 2021, StealthGas distributed all of our outstanding common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares to its stockholders, which completed our separation from StealthGas.

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

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of March 28, 2023, we owned and operated a fleet of five MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, one aframax tanker and two suezmax tankers that carry crude oil and four handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our twelve-vessel fleet is 807,804 dwt. We will actively manage the deployment of our fleet on a mix of period charters, including time and bareboat charters which can last up to twelve years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment, although we have not employed any of our vessels under such arrangements to date. As of March 28, 2023, we had three vessels operating under time charter contracts, with two scheduled to expire in April 2023 and one in May 2023, and nine vessels operating in the spot market.

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

As described below under “—Results of Operations”, the mix of charters our vessels are deployed on, which affects our utilization, revenues, expenses and profitability, has differed in recent periods and over time we expect will continue to vary. Our fleet’s percentage of calendar days operating on time and bareboat period charters increased slightly from 72.5% in 2020, comprised of 30.5% bareboat days and 42.0% time charter days, to 77.2% in 2021, comprised of 25.0% bareboat days and 52.2% time charter days, with spot market days decreasing from 24.3% to 20.6% and fleet operational utilization declining from 95.7% to 90.5% from 2020 to 2021, reflecting, principally, the weak conditions that were prevailing in the product and crude oil tanker charter markets in 2021, in which circumstances we generally prefer not to lock-in our vessels for extended periods at the low rates then available under time or bareboat period charters. In the year ended December 31, 2022, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 43.7%, time charter activity was 43.1% and bareboat activity was 9.8%. Our fleet total operational utilization for the year ended December 31, 2022 was 84.8%. Operating vessels in the spot market, however, can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. This was the case for those of our tankers operating in the spot market in the first months of 2022 until conditions in the crude oil and product tanker charter markets began to improve substantially, particularly in the second half of 2022, and may be the case for our drybulk carriers operating in the spot market in 2023, as conditions in the drybulk charter market have deteriorated significantly from the strong markets experienced from late 2020 to the latter part of 2022. With any improvement in market conditions we may seek to employ our vessels in the spot market to take advance of higher charter rates, as we have generally done with our tankers in the fourth quarter of 2022 and early 2023, or on a higher percentage of period charters, principally time charters, if attractive rates become available.

Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the product tanker, crude oil tanker and drybulk carrier charter markets, as applicable, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. The proportion of time our fleet operates on bareboat charters versus time charters affects our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels.

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

•

Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels are available to generate revenues.

•

Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days-excluding commercially idle days-during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•

Cyclicality. As of March 28, 2023, we had three vessels operating under time charter contracts, two scheduled to expire in April 2023 and one in May 2023, and 9 vessels operating in the spot market. Tanker charter market rates have been strong since the second half of 2022, after remaining at low levels for most periods of recent years. Conversely, drybulk charter rates, which were at high levels from late 2020 until the latter part of 2022, have deteriorated significantly and are near pre-pandemic low levels. While the global economy has begun to recover in parts of the world, driven in part by the availability of COVID-19 vaccines, the success and timing of COVID-19 containment strategies remain uncertain, particularly in light of the potential emergence of variants, and charter rates face significant downside risks, including in the event of renewed weakness in the global economy and lower demand for the seaborne transport of refined petroleum products, crude oil or drybulk cargoes, particularly resulting from failure to contain the COVID-19 pandemic. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for oil.

•

Seasonality. As of March 28, 2023, we had 3 vessels operating under time charter contracts, two of which are scheduled to expire in April 2023 and one is scheduled to expire in May 2023, and 9 vessels operating in the spot market. At the end of these charters, including if these options are not exercised by the charterer, the potential operation in the spot market or seeking period employment may expose us to seasonal changes in, as applicable, the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, and drybulk markets, which are typically stronger in the spring months due to grain season in the Southern Hemisphere, autumn months due to coal inventories and weaker in winter months.

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

Below please see data regarding our fleet and average daily results for the years ended December 31, 2020, 2021 and 2022, which we use in analyzing our performance.

	Year Ended December 31,
	2020	2021	2022
FLEET DATA
Average number of vessels(1)	4.0	4.0	6.99
Total voyage days for fleet(2)	1,417	1,428	2,464
Total time charter days for fleet(3)	615	762	1,099
Total bareboat charter days for fleet(3)	446	365	249
Total spot market days for fleet(4)	356	301	1,116
Total calendar days for fleet(5)	1,464	1,460	2,552
Fleet utilization(6)	96.8%	97.8%	96.6%
Fleet operational utilization(7)	95.7%	90.5%	84.8%
AVERAGE DAILY RESULTS
Average Time Charter Equivalent daily rate(8)	$12,073	$9,649	$25,654
Vessel operating expenses(9)	4,891	5,091	6,424
General and administrative expenses(10)	150	421	695
Management fees(11)	344	361	410

Total daily operating expenses(12)	$5,041	$5,512	$7,119

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

(8)

Average time charter equivalent daily rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to time charter equivalent revenues, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of time charter equivalent revenues as reflected in the consolidated statements of operations and calculation of average time charter equivalent daily rate follow:

	Year Ended December 31,
	2020	2021	2022
Voyage revenues	$20,302,052	$17,362,669	$97,019,878
Voyage expenses	$3,194,312	$3,584,415	$33,807,342

Time Charter Equivalent revenues	$17,107,740	$13,778,254	$63,212,536
Total voyage days for fleet	1,417	1,428	2,464

Average Time Charter Equivalent daily rate	$12,073	$9,649	$25,654

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

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization in March 2020, has caused and may continue to cause substantial disruptions in the global economy and trade, including reduced demand for energy, with many countries, ports and organizations, including those where we conduct a large part of our operations, having previously implemented measures to combat the outbreak, such as quarantines and travel restrictions. It also negatively impacted global economic activity and demand for energy, including refined petroleum products and oil, in the second half of 2020, 2021 and the first half of 2022, and may again negatively impact global economic activity and demand for energy and drybulk commodities. The global response to the outbreak and the economic impact thereof, in particular decreased energy demand and lower oil prices, adversely affected our ability to secure tanker charters at profitable rates from the second half of 2021 until the third quarter in 2022, and may again do so. In addition, the effects of the COVID-19 pandemic, including the “Zero COVID” policy strictly enforced by China until recently, contributed to reduced demand for drybulk carriers in the second half of 2022 and early 2023, and may continue to do so if again imposed, particularly for our drybulk vessels operating in the spot market or with charters expiring in 2023 that may then operate in the spot market, as demand for additional charters may continue to be affected.

Our business, and the tanker and drybulk shipping industry as a whole, may also be impacted by delays in crew changes as well as delays in the construction of new-build vessels, scheduled drydockings, intermediate or special surveys of vessels and ship repairs and upgrades, as well as reducing the availability of financing. Complications relating to changing crews due to restrictions in various ports throughout the world increased the costs related to these activities in 2021 and 2022, and may continue to do so in 2023. The extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the duration and severity of the pandemic and the actions to contain or treat its impact.

In response to the pandemic, we instituted enhanced safety protocols such as regular disinfection of our on-shore facilities, regular employee COVID-19 testing, digital temperature reading facilities, limitation of on-site visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, interest rates, which were at low levels in 2020 and 2021 in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, increased significantly in 2022 and may increase further, as central banks have repeatedly increased benchmark rates in an effort to combat inflation.

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues, the mix of charters our vessels are employed on and hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the product tanker and crude oil tanker charter markets and, since our acquisition of two drybulk carriers in the third and fourth quarter of 2022, the drybulk carrier charter markets.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market or in periods during which vessels are not employed, because during such periods, these expenses are paid by the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Bunkers (fuel oil) accounted for 71.6% of total voyage expenses for the year ended December 31, 2022, 55.6% of total voyage expenses for the year ended December 31, 2021 and 50.6% of total voyage expenses for the year ended December 31, 2020. Commissions on hire are paid to our manager Stealth Maritime and/or third-party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement. As of March 28, 2023, we had 9 vessels operating in the spot market.

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

Management Fees

During each of the years ended December 31, 2020, 2021 and 2022, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates remain the same after the Spin-Off, under our new management agreement with Stealth Maritime. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we will initially reimburse Stealth Maritime for its payment of the compensation of our executive officers for the first 12 months following the spin- off and then our Board will agree upon any further management compensation. For periods up to December 3, 2021, an allocation of general and administrative expenses incurred by StealthGas Inc. has been included in General and administrative expenses based on the number of calendar days the vessels to be contributed operated under StealthGas Inc.’s fleet compared to the number of calendar days of the total StealthGas Inc.’s fleet. The aggregate cash compensation to our officers in 2022 was $0.3 million, and we expect such cash compensation to be approximately $0.4 million in 2023. The remaining unrecognized stock-based compensation cost relating to the $1,000,000 of restricted shares of common stock granted under our equity compensation plan in 2022, amounting to $882,744 as of December 31, 2022, is expected to be recognized over the remaining period of 1.5 years, according to the contractual terms of those non-vested share awards.

Inflation

Inflation has had only a moderate effect on our expenses in 2021 however the effect became more intense in early 2022 following the outbreak of Russian war against Ukraine. The pressure on energy prices brought upon by the Russian invasion in Ukraine has resulted in inflationary effects mainly on financing expenses and operating expenses, as well as bunker costs for which we are responsible when our vessels operate in the spot market or are unemployed. Although these impacts have normalized, a resumption of increased inflationary pressures would increase our financing, operating voyage and administrative expenses further.

Depreciation and Dry docking

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. We depreciate our vessels on a straight-line basis, from the date they were originally built over their estimated useful lives, determined to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We expense costs associated with drydockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2021, we did not drydock any vessels, while in 2020 we drydocked our Aframax tanker at a total cost of $0.9 million. In 2022, we drydocked one Suezmax tanker, the Suez Enchanted and one Handysize drybulk vessel, the Eco Angelbay, at a total cost of $1.9 million. In 2023, we expect to drydock three MR product tankers, namely the Clean Thrasher, the Magic Wand and the Clean Nirvana, one Suezmax tanker, the Suez Protopia, and two drybulk handysize vessel the Eco Glorieuse and the Eco Wildfire. Five of these vessels will be installed with ballast water treatment systems as part of their drydocking.

Interest Expense and Finance Costs

As of December 31, 2022 we had $70.0 million of outstanding indebtedness net of arrangement fees. See “—Liquidity and Capital Resources—Credit Facilities.” We will incur interest expenses under these credit facilities and any new credit facilities we enter into to finance or refinance the purchase price of additional vessels, as described in the “—Liquidity and Capital Resources” section below. We will also incur financing costs in connection with establishing those facilities, which will be deferred and amortized over the period of the facility, which we will also include in interest expense.

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

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment. For a description of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Impairment of long-lived assets:

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of our vessels was considered to be an indicator of potential impairment. As of the end of each respective quarter of 2022, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and revenue estimates based on nine-year historical average rates (base rates) for periods for which there is no charter in place. With regards to operating expenses and utilization rate, these were based on historical trends. Revenue estimates are highly subjective. We believe that the nine-year average historical average rates represent an appropriate estimation of the future revenue rates since they more accurately reflect the earnings capacity of our vessels and because they capture the volatility of the market as they include numerous market highs and lows. Furthermore, they are considered a fair estimate based on past experience.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2022 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2022, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our average 2022 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Product Tankers	61.81%	—	—	—	—	—	—
Handysize Drybulk Carriers	151.10%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2022 and as of December 31, 2021 and what we believe the charter-free market values of each of these vessels was as of these dates, five of our owned vessels in the water had current carrying values above their market values. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $19 million and $39 million as of December 31, 2022 and December 31, 2021, respectively. However, we believe that with respect to each of these five vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

Vessel depreciation:

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We believe that a 25-year depreciable life is consistent with other product tanker and crude tanker vessel owners and reflects management’s intended use. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. No events or circumstances occurred in 2021 or 2022 that would require us to revise estimates related to depreciation and such revisions are not expected to occur in the future.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act. An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

We may take advantage of these provisions until December 31, 2026. We will cease to be an emerging growth company if, among other things, we have more than $1.235 billion in “total annual gross revenues” during the most recently completed fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

The average number of vessels in our fleet was 6.99 for the year ended December 31, 2022 and 4.0 for the year ended December 31, 2021, respectively.

REVENUES—Voyage revenues for the year ended December 31, 2022 were $97.0 million compared to $17.4 million for the year ended December 31, 2021, an increase of $79.6 million, primarily due to the increase in the size of our average fleet by three vessels, the higher number of spot voyages and improved market conditions resulting in higher charter rates, particularly in the spot market. Total calendar days for our fleet were 2,552 for the year ended December 31, 2022 compared to 1,460 for the year ended December 31, 2021. Of the total calendar days in 2022, 249 or 9.8% were bareboat charter days, 1,099 or 43.1% were time charter days and 1,116 or 43.7% were spot days. This compares to 365 or 25.0% bareboat charter days, 762 or 52.2% were time charter days and 301 or 20.6% were spot days in 2021. Our fleet operational utilization was 84.8% and 90.5% for the years ended December 31, 2022 and December 31, 2021, respectively.

VOYAGE EXPENSES—Voyage expenses were $33.8 million for the year ended December 31, 2022 compared to $3.6 million for the year ended December 31, 2021. This increase of voyage expenses by $30.2 million is attributable to the increase in the spot days of our fleet by 815 days or 271% and the rise in daily bunker costs by approximately $14,000. Voyage expenses consisted largely of bunker charges amounting to $24.2 million for 2022, accounting for 71.6% of total voyage expenses. Voyage expenses also included port expenses of $5.2 million for the year ended December 31, 2022, corresponding to 15.4% of total voyage expenses, and commission to third parties which were $3.1 million, equivalent to 9.2% of total voyage expenses for year 2022. For the year ended December 31, 2021, voyage expenses included bunker charges of $2.0 million corresponding to 55.6% of total voyage expenses, port expenses of $1.0 million corresponding to 27.8% of total voyage expenses, and commission to third parties of $0.5 million corresponding to 13.9% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $16.4 million for the year ended December 31, 2022 compared to $7.4 million for the year ended December 31, 2021, an increase of $9.0 million, or 121.6%. The increase in operating expenses was primarily due to the average size of our fleet increasing by approximately 3 vessels and one of our product tankers coming off bareboat in September 2022.

DRY DOCKING COSTS—Dry docking costs were $1.9 million for the year ended December 31, 2022 compared to $0.01 million for the year ended December 31, 2021. Dry docking costs for the year ended December 31, 2022 related to the dry docking of one of our Suezmax tankers and one of our Handysize drybulk vessels.

MANAGEMENT FEES—Management fees were $1.0 million for the year ended December 31, 2022 compared to $0.5 million for the year ended December 31, 2021, an increase of $0.5 million or 100%. The increase was due to the increase in the average size of our fleet by approximately three vessels. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter and $125 per day for vessels under bareboat charter.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2022 were $1.8 million compared to $0.6 million for the year ended December 31, 2021, an increase of $1.2 million or 200%, mainly due to the increased reporting costs related to being a public reporting company.

DEPRECIATION—Depreciation expenses for the year ended December 31, 2022 were $12.3 million while for the year ended December 31, 2021 depreciation expenses were $8.7 million. The $3.6 million increase in depreciation expenses is due to the increase in the average size of our fleet by approximately three vessels.

NET PROFIT/LOSS—As a result of the above factors, we recorded a net profit of $29.5 million for the year ended December 31, 2022 and a net loss of $3.6 million for the year ended December 31, 2021.

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

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents including time deposits of $118.9 million. Our principal sources of funds for our liquidity needs have been cash flows from operations, bank borrowings and equity offerings. During the year ended December 31, 2022, the Company raised $168,001,415 in gross proceeds, or $156,821,474 in net proceeds, from public offerings of equity securities and from the partial exercises of warrants issued in such offerings. In addition, under our at-the-market (“ATM”) program with Maxim Group LLC and Virtu Americas LLC, which we entered into in December 2022 and terminated on March 13, 2023, we sold 50,780,137 shares of common stock for net proceeds of $12.4 million ($0.4 million in 2022). Potential additional sources of funds may include additional equity offerings and bank borrowings. We expect future equity offerings and other issuances of our common shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, to be a significant component of the financing for our fleet growth plan.

Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements.

Our liquidity needs, as of December 31, 2022, primarily relate to funding expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses, as well as the cost for any additional vessels we agree to acquire. In February 2023, we agreed to acquire two drybulk vessels for aggregate consideration consisting of $25.5 million in cash and 13,875 shares of Series C Preferred Stock. On March 10, 2023, we repaid with cash on hand the balance of $23.2 million outstanding under our DNB loan agreement, retiring the facility.

Our contractual obligations as of December 31, 2022 were:

	Payments due by period (in thousands of U.S. dollars)
	Total	Less than 1 year (2023)	1-3 years (2024-2025)	3-5 years (2026-2027)
Long-term debt obligations	$70,439	$28,716	$11,040	$30,683
Interest on principal amounts outstanding (1)	13,140	4,488	5,467	3,185
Management fees (2)	5,706	1,852	3,854	—
Office lease	62	62	—	—
Executive fees	396	396	—	—

Total	$89,743	$35,514	$20,361	$33,868

(1)	Based on assumed 3M LIBOR or 3M SOFR of 5.09% or 4.79%, respectively for 2023, 3M SOFR of 4.91% for 2024 and thereafter. It is assumed that LIBOR will be phased out on June 30, 2023.

(2)

Based on our management agreement with Stealth Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet. We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. The term of our management agreement with Stealth Maritime will expire in December 2025, but is extended on a year-to-year basis thereafter, unless six months’ written notice is provided prior to the expiration of the term.

We have 795,878 shares of Series A Preferred Stock outstanding, which have a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share, with respect to which we paid aggregate dividends of $1.7 million in the year ended December 31, 2022. On March 27, 2023, we issued 13,875 shares of Series C Convertible Preferred Stock, which have a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, which is payable in cash or additional shares of Series C Preferred Stock at our option.

We believe that our working capital, together with our anticipated cash from operations, will be sufficient for our present short-term and long-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry segment, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments, and related financing, and debt service requirements.

From time to time and depending upon market conditions, we may consider various capital raising alternatives to finance the strategic growth and diversification of our fleet. Any such capital raising transactions may be at the Imperial Petroleum Inc. or subsidiary level, to which interests in certain vessels in our fleet and rights to receive related cash flows would be transferred, as well as other capital raising alternatives available to us at that particular time. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, and as part of any spin-off of assets we may be required to distribute a portion of such assets to holders of outstanding warrants pursuant to the terms of such warrants, thereby reducing our percentage interest in such assets and in the related cash flows.

Cash Flows

As of December 31, 2022, we had a working capital surplus of $109.5 million. Our cash balance including time deposits amounted to $118.9 million, as of December 31, 2022.

Net cash provided by operating activities—was $40.9 million for the year ended December 31, 2022 and $5.2 million for the year ended December 31, 2021. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in the year ended December 31, 2022 compared to the year ended December 31, 2021 by $35.7 million mainly due to a sharp rise in profitability as a result of the increase in average number of vessels of our fleet and a noticeable improvement in market charter rates. Net cash provided by operating activities was $5.2 million for the year ended December 31, 2021 and $8.9 million for the year ended December 31, 2020. Net cash provided by operating activities decreased in 2021 compared to 2020 by $3.7 million mainly due to the decrease of our charter equivalent revenues.

Net cash used in investing activities—was $186.7 million for the year ended December 31, 2022 and $0.1 million for the year ended December 31, 2021. Net cash used in investing activities increased in the year ended December 31, 2022 compared to the year ended December 31, 2021, as within the year, an amount of $118.7 million were utilized for the acquisition of six vessels while $68 million of available funds were placed into time deposits. Net cash used in investing activities was an outflow of $0.1 million in 2021, while net cash used in investing activities was an outflow of $0.7 million for the year ended December 31, 2020. Net cash used in investing activities decreased in 2021 compared to 2020, as in 2020 we incurred costs relating to improvements of our Aframax tanker and in 2021 we incurred costs for a water ballast system for one of our tankers.

Net cash (used in)/provided by financing activities— As part of StealthGas up to December 3, 2021, we were dependent upon StealthGas for the major part of our working capital and financing requirements as StealthGas used a centralized approach to cash management and financing of its operations. Financial transactions were accounted for through the Net Parent Investment account. Accordingly, none of StealthGas’s cash and cash equivalents or debt at the corporate level had been assigned to us. Net Parent Investment represented StealthGas’s interest in our net assets and includes our cumulative losses as adjusted for cash distributions to and cash contributions from StealthGas. The related transactions with StealthGas were reflected as cash flows as a financing activity.

For the year ended December 31, 2022 cash inflows from financing activities amounted to $196.9 million. The increase in inflows from financing activities by $203.3 million compared to the year ended December 31, 2021 is mainly attributed to $156.8 million in net proceeds raised within 2022 from capital stock offerings along with $47.8 million of proceeds from long term debt, which were partly offset by loan repayments amounting to $5.4 million and dividends paid on our Series A Preferred Stock amounting to $1.7 million.

The decrease in the cash outflows for financing activities for the year ended December 31, 2021 by $2.9 million compared to the year ended December 31, 2020 is mainly attributed to the inflows amounting to $28.0 million from our senior secured term loan facility with DNB which was offset by net distributions to StealthGas amounting to $33.5 million in the year ended December 31, 2021.

As and when we identify assets that we believe will provide attractive returns, we generally expect to enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. Aside from the proceeds of equity offerings, this is the primary driver of the timing and amount of cash provided to us by our financing activities.

We operate in a capital intensive industry which requires significant amounts of investment, and we expect to fund a significant portion of this investment through long term debt. We will maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. StealthGas, and the subsidiaries that owned the four tankers that comprised our fleet, entered into credit facilities in connection with financing the acquisition of these vessels. We entered into a senior secured credit facility with DNB to refinance the outstanding balances under these credit facilities that were entered into by StealthGas for which the four tankers served as security prior to the Spin-Off, which facility was repaid in full by cash on hand on March 10, 2023.. In September and November 2022, we entered into senior secured credit facilities to refinance part of the purchase price for the other four tankers in our fleet, which we acquired earlier in 2022. See “—Senior Secured Credit Facilities.”

Senior Secured Credit Facilities

In connection with the refinancing and consolidation of StealthGas’ existing credit facilities collateralized by the four tankers contributed to us in conjunction with the Spin-Off, we, as guarantor, and our four subsidiaries owning those tankers, as borrowers, entered into a senior secured credit facility with DNB Bank (the “2021 DNB Senior Secured Credit Facility”) for an amount equal to $27.8 million, which is secured by mortgages, among other collateral, on four vessels, the Magic Wand, the Clean Thrasher, the Clean Sanctuary (ex. Falcon Maryam) and the Stealth Berana. On March 10, 2023, we prepaid the entire outstanding principal amount of $23.2 million under our DNB loan agreement with cash on hand, retiring such facility, and releasing the mortgages on the four vessels that collateralized such facility. In September 2022, we, as guarantor, and two of our subsidiaries, as borrowers, entered into a $17.0 million senior secured credit facility with Alpha Bank (the “2022 Alpha Bank Senior Secured Credit Facility”), secured by, among other collateral, two our vessels, the Clean Nirvana and the Clean Justice. In November 2022, we, as guarantor, and two of our subsidiaries, as borrowers, entered into a $30.8 million senior secured loan agreement with the National Bank of Greece (the “2022 NBG Senior Secured Credit Facility”), secured by, among other collateral, two our vessels, the Suez Enchanted and the Suez Protopia. As of the date of this Annual Report, each of our four drybulk vessels and four of our tankers, the Magic Wand, the Clean Thrasher, the Clean Sanctuary (ex. Falcon Maryam) and the Stealth Berana, were unencumbered.

Borrowings under the 2022 Alpha Bank Senior Secured Credit Facility and the 2022 NBG Senior Secured Credit Facility bear interest at an annual interest rate of (1) SOFR plus a margin of 2.40% and (2) LIBOR plus a margin of 2.55%, respectively. The average interest rate (including the margin) on our loans was 6.28% for the year ended December 31, 2022 (2021: 2.17%). The NBG Senior Secured Credit Facility provides for a transfer of the reference rate from LIBOR to SOFR after June 30, 2023.

We are required to (1) repay principal amounts in sixteen quarterly installments with a balloon payment of $8.2 million on the final maturity date of September 29,2026, in the case of the 2022 Alpha Bank Senior Secured Credit Facility and (2) repay principal amounts in twenty quarterly installments with a balloon payment of approximately $14.2 million on the final maturity date November 29, 2027, in the case of the 2022 NBG Senior Secured Credit Facility.

Our senior secured credit facilities are secured by customary shipping industry collateral including mortgages and other security relating to our vessels collateralizing the applicable facility, pledges of the shares of our subsidiaries that own the vessels collateralizing the applicable facility and assignment of insurance.

Our senior secured credit facilities contain the collateral coverage covenants and certain financial covenants requiring us to:

•	ensure that our leverage, which is defined as the ratio of total liabilities to total assets, does not at any time exceed 70%;

•

maintain a ratio of the aggregate market value of the vessels securing the applicable loan to the principal amount outstanding under such loan (which we sometimes refer to as the value maintenance or security coverage clause) at all times in excess of 125%;

•	ensure that our ratio of EBITDA to interest expense over the preceding twelve months is at all times more than 2.5 times; and

•

maintain on a monthly basis a cash balance amounting to $1,005,827 as of December 31, 2022 representing a proportionate amount of the next instalment and relevant interest plus a minimum aggregate cash balance amounting to $5,600,000 in the earnings accounts with the relevant banks.

Under the terms of certain of our credit facilities, if certain members of the Vafias family cease to own at least 20% of our outstanding common stock or voting rights, cease to be involved in the management and control of Imperial Petroleum, including Harry Vafias serving as Chief Executive Officer, or cease to control the conduct of the business of Imperial Petroleum, it would constitute a change of control or event of default under those credit facilities and the lenders would have the right to require us to repay all amounts outstanding thereunder. In such an event, we would have to seek to refinance such amounts, which may be difficult to do on similar terms or at all

Each of our senior secured credit facilities contains customary events of default with respect to us and our subsidiaries, including upon the non-payment of amounts due under the credit facility; breach of covenants; matters affecting the collateral under such facility; insolvency proceedings and the occurrence of any event that, in light of which, the lender considers that there is a significant risk that the borrowers are, or will later become, unable to discharge their liabilities as they fall due. Under the terms of our senior secured credit facilities, we will be generally permitted to declare or pay cash dividends on our common stock so long as we are not in default thereunder nor would be in default as a result of such dividend payment until June 30, 2023 and thereafter declare and pay dividends in amounts up to 50% of our free cash flow for the last four consecutive quarters so long as we are not in default thereunder nor would be in default as a result of such dividend payment. We are permitted to declare and pay dividends on our preferred shares as long as no event deemed as an event of default is ongoing and the Company does not have negative equity. The consent of our lenders is also required to change, or subcontract or delegate, the commercial or technical management of the vessels mortgaged thereunder.

Each of our senior secured credit facilities provides that upon the occurrence of an event of default, the lenders may require that all amounts outstanding under the credit facility be repaid immediately and terminate our ability to borrow under the applicable credit facility and foreclose on the mortgages over the vessels and the related collateral. Each of our senior secured credit facilities also contains cross-default clauses.

Capital Expenditures

We may make capital expenditures from time to time in connection with our vessel acquisitions and improvements. Please refer to section above “Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and possible capital commitments.

C. Research and Development, Patents and Licenses

None.

D. Trend Information

Tankers

The tanker industry is both cyclical and volatile in terms of charter rates and profitability while geopolitical events affect the demand for seaborne transportation. Indicatively, during the ten-year period from the first quarter of 2013- through the fourth quarter of 2022, average earnings for an Aframax tanker fluctuated between $3,479 to $90,991 per day on a quarterly basis. Similarly, average MR tanker earnings fluctuated between $5,809 to -$41,411 per day over the same period. Asset values are also subject to price fluctuations and market cyclicality. For example, the price of a 5-year-old Aframax tanker fluctuated between $27.0 million and $60.0 million during the ten-year period from the first quarter of 2013 through the fourth quarter of 2022 while the price of a 5-year-old MR tanker ranged between $22.0 million and $40.0 million over the same period.

In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. Similarly, average MR tanker earnings stood at approximately $20,000 per day in the fourth quarter of 2019 before dropping to approximately $6,400 per day in the fourth quarter of 2020, $6,880 in the second quarter of 2021 and $7,847 in the fourth quarter of 2021. The geopolitical crisis between Russia and Ukraine has caused tanker charter rates to rise significantly. Indicatively, average Aframax tanker earnings were $32,266 per day in the first quarter of 2022, and spiked to $82,810 per day in mid-March 2023 Similarly, average MR tanker earnings stood at $9,749 per day in the first quarter of 2022, and spiked to $31,489 per day in mid-March 2023.

Seaborne oil trade was affected by the impact of the Covid-19 pandemic through disruptions arising from lockdowns in many countries and OPEC+ production cuts. Crude oil trade contracted by 1.6% to 293.6 million dwt in 2021 as compared to 298.2 million dwt in 2020. On the contrary, products trade increased by approximately 6.8% to 101.9 million dwt in 2021 as compared to 95.4 million dwt in 2020.

The tanker market fundamentals appear encouraging as Covid-19 pandemic related restrictions are being lifted resulting in an improved Chinese crude oil demand environment. Furthermore, the ongoing war in Ukraine and the embargo imposed by the European Union to Russian crude oil and refined petroleum products is creating shifts in trade patterns, benefiting longer-haul routes and thus supporting tanker tonne-mile demand and tanker vessel charter rates. Specifically, crude tanker dwt demand is estimated to have increased by 6.6% in 2022 and is currently expected to increase by 6.7% in 2023, and product tanker demand is estimated to have increased by approximately 3.1% in 2022 supported by increasing demand for oil products and is currently expected to increase by around 10.1% in 2023 as demand for oil transportation recovers further, refinery capacity in key exporting regions further expands and Russia looks for alternative markets to outsource its refined petroleum products. On the supply side, the crude tanker trading fleet is expected to grow by approximately 2.0% in 2023 while the product tanker fleet is expected to grow by approximately 0.5%.

Drybulk Carriers

Over the course of 2022, the BDI registered a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in tonne-mile demand for drybulk carriers grew by 4.2%, resulting in a drop of about 61% in the value of the BDI over the period. In 2022, the total size of the drybulk fleet in deadweight tons rose by about 2.8%, compared to a decline in tonne-mile demand of 1.8%, which resulted in a year over year drop of about 34% in the value of the BDI. According to preliminary industry estimates, the total size of the drybulk fleet is expected to rise by about 1.9% in 2023, compared to tonne-mile demand growth of 2.2%.

Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging between 965 and 3,369 in 2022. Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022 while it stood at 1,424 on March 10, 2023. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022. In the short term, the effect of the invasion of Ukraine has been mildly positive for the drybulk market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia will need to be substituted by cargoes from different sources. Overall, the BDI declined significantly in the second half of 2022, which was attributed in part to the easing of port congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities, a trend which is currently expected to continue in 2023.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the drybulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the drybulk freight market and our business would be difficult to predict. Historically, a positive relationship is registered between global inflation and drybulk vessel freight rates, and therefore the inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. Our vessels have made three voyages in 2022 carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga, with a total of 16 days in those Russian ports, and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries, to the extent permitted by sanctions. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries. Another potential area of impact has to do with the crewing of our vessels, as Ukraine, Russia and Belarus are all major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market. See “Risk Factors—Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial conditions.”

See “Business—The Tanker Industry” and “Business—The Drybulk Carrier Industry.”

E. Critical Accounting Estimates

Please see “—Critical Accounting Estimates” above.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of March 28, 2023, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	44	Chief Executive Officer, President and Class III Director	2021	2024
John Kostoyannis	55	Class II Director	2021	2023
George Xiradakis	58	Class I Director	2021	2025
Ifigeneia (Fenia) Sakellari	42	Interim Chief Financial Officer

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

Ifigeneia (Fenia) Sakellari is our Interim Chief Financial Officer. Ms. Sakellari has 18 years of experience in finance and has been a finance officer of StealthGas since 2015. Prior to this, Ms. Sakellari was employed for seven years with Piraeus Bank where she held positions in both its credit departments (corporate and project finance) and in its private equity investment arm. Ms. Sakellari holds a Bachelor Degree in Management Sciences from the London School of Economics and a Masters Degree in finance from SDA Bocconi.

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

B. Compensation of Directors and Senior Management

Our Chief Executive Officer who also serves as a Board Director will not receive additional compensation for his service as a director. Each independent director receives annualized fees of $25,000 plus reimbursement of their out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors. We have no direct employees. The services of our Chief Executive Officer and Interim Chief Financial Officer was provided under the management agreement with Stealth Maritime initially for the first 12 months following the spin-off and then our Board agreed upon management compensation for subsequent periods. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation. The aggregate cash compensation to our officers in 2022 was $0.3 million, and we expect such cash compensation to be approximately $0.4 million in 2023. Prior to the Spin-Off, neither we nor Stealth Maritime has paid any compensation to our executive officers. Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” On November 21, 2022, we granted a total of $1,000,000 worth of shares of our common stock to our Chief Executive Officer under our 2021 Equity Compensation Plan. The number of shares granted was calculated based on the closing price of the Company’s share at the grant date. As a result, a total of 2,857,142 shares of restricted common stock were issued, 50% of which vest on July 17, 2023 and the remaining 50% of which vest on July 15, 2024, subject to satisfaction of the vesting terms. We recognized non-cash stock-based compensation expense of $117,256 in 2022, relating to these stock awards.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

C. Board Practices

We have three members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The current term of our Class I director expires in 2024, the term of our Class II director expires in 2023 and the term of our Class III director expires in 2025.

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

We are a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq Capital Market. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the Nasdaq Capital Market rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Nasdaq Capital Market permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the Nasdaq Capital Market. As permitted by these exemptions, as well as by our bylaws and the laws of the Marshall Islands, we currently intend to have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members. In addition, in lieu of obtaining stockholder approval prior to certain issuances of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

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

The Audit Committee is appointed by the Board and is responsible for, among other matters overseeing the:

•	integrity of the Company’s financial statements, including its system of internal controls;

•	Company’s compliance with legal and regulatory requirements;

•	independent auditor’s qualifications and independence;

•	retention, setting of compensation for, termination and evaluation of the activities of the Company’s independent auditors, subject to any required stockholder approval; and

•	performance of the Company’s independent audit function and independent auditors,

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	overseeing the Board’s annual evaluation of its own performance and the performance of other Board committees;

•	retaining, setting compensation and retentions terms for and terminating any search firm to be used to identify candidates; and

•	developing and recommending to the Board for adoption a set of Corporate Governance Guidelines applicable to the Company and to periodically review the same.

Compensation Committee

The Compensation Committee is appointed by the Board and is responsible for, among other matters:

•	establishing and periodically reviewing the Company’s compensation programs;

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

D. Employees

We have no salaried employees. Our manager employs and provides us with the services of our Chief Executive Officer, Interim Chief Financial Officer and any other management executives the Company may require. In each case their services are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation. For our compensation expenses, pursuant to our management agreement, we reimburse Stealth Maritime for its payment of the compensation of our Chief Executive Officer and Interim Chief Financial Officer as described above.

As of December 31, 2022, 87 officers and 130 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Stockholders and Related Party Transactions” below.

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

On November 21, 2022, $1,000,000 of shares of common stock was granted to our Chief Executive Officer under our 2021 Equity Compensation Plan. The number of shares granted was calculated based on the closing price of the Company’s common stock on the grant date. As a result, a total of 2,857,142 shares of restricted common stock were issued, 50% of which vest on July 17, 2023 and the remaining 50% of which vest on July 15, 2024, subject to satisfaction of the vesting criteria. On March 21, 2023, 4,205,882 shares of restricted common stock were issued under our 2021 Equity Compensation Plan, 50% of which vest on July 17, 2023 and the remaining 50% of which vest on July 15, 2024, to employees and individuals proving services to the Company.

Item 7.	Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of March 28, 2023 by:

•	each person or entity that we know beneficially owns 5% or more of our shares of common stock;

•	our Chief Executive Officer and our other executive officers;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

The table also includes information regarding the beneficial ownership of our outstanding Series A Preferred Stock by each of directors and executive officers individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC.

In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 28, 2023 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each stockholder is based on 243,891,313 shares of Common Stock and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares were issued and outstanding. As of March 28, 2023, we also had outstanding Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 11,802,000 shares of common stock at an exercise price of $1.60 per share, Class C Warrants to purchase up to 78,278,862 shares of common stock at an exercise price of $0.55 per share, Class D Warrants to purchase up to 31,150,000 shares of common stock at an exercise price of $0.80 per share, and underwriters warrants to purchase up to 552,000 shares of common stock at an exercise price of $1.375 per share, 1,724,998 shares of common stock at an exercise price of $2.00 per share, and 2,090,909 shares of common stock at an exercise price of $0.6875 per share, and Series C Convertible Preferred Stock, which on and after September 28, 2023, will be convertible, at their holder’s option, to our common stock, in whole or in part, at any time and from time to time after the six-month anniversary of the issuance date, at a conversion price equal to the lower of (i) $0.50 and (ii) the VWAP of our common stock over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $0.10.

Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held. Series A Preferred Stock and Series C Preferred Stock generally have no voting rights, other than in very limited circumstances. See “Item 10. Additional Information—Authorized Capital—Description of Series A Preferred Stock.”

	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Principal Stockholders
None.
Executive Officers and Directors
Harry N. Vafias(1)	3,889,524	1.6%	172,063	21.6%
John Kostoyannis	1,412	*	235	*
George Xiradakis	—	*	—	*
Ifigeneia (Fenia) Sakellari(2)	30,399	*	66	*
All executive officers and directors as a group (four persons)	3,921,335	1.6%	172,364	21.7%

*	Less than 1%.
(1)

Includes 2,857,142 shares of restricted common stock, 50% of which vest on July 17, 2023 and the remaining 50% of which vest on July 15, 2024, subject to satisfaction of the vesting criteria. Harry N. Vafias also holds 16,000 shares of Series B Preferred Stock, each of which entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. Harry N. Vafias, through Flawless Management Inc., also owns 13,875 shares of Series C Convertible Preferred Stock, which on and after September 28, 2023, will be convertible, at their holder’s option, into our common stock, in whole or in part, at any time and from time to time, at a conversion price equal to the lower of (i) $0.50 and (ii) the VWAP of our common stock over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $0.10.

(2)	Includes 30,000 shares of restricted common stock, 50% of which vest on July 17, 2023 and the remaining 50% of which vest on July 15, 2024, subject to satisfaction of the vesting criteria.

Our common stock and Series A Preferred Stock began regular-way trading on the Nasdaq Capital Market on December 6, 2021. As of March 28, 2023, we had approximately 20 common stockholders of record. Five of the common stockholders of record were located in the United States and held in the aggregate 240,002,824 shares of common stock representing approximately 98.4% of our outstanding shares of common stock. However, the five United States stockholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 239,975,794 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

The Contribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and StealthGas, if any. Following the Spin-Off, StealthGas and Imperial Petroleum will operate independently, and neither will have any ownership interest in the other nor will there be any ongoing relationships between StealthGas and Imperial Petroleum after the separation. Pursuant to the Contribution Agreement, on the distribution date of December 3, 2021, StealthGas distributed to its stockholders all 4,775,272 of our common stock and all 795,878 of our Series A Preferred Stock, with one of our common stock and one of our Series A Preferred Stock being distributed for every eight shares and forty-eight shares, respectively, of StealthGas common stock held by StealthGas stockholders.

The Contribution Agreement provided that the Spin-Off and the transfer of StealthGas’ product and crude oil tanker vessel-owning subsidiaries to us, was subject to, among other things, the approval of StealthGas’ Board of Directors, our entry into our 2021 DNB Senior Secured Credit Facility and the application of borrowings thereunder to refinance the existing indebtedness of StealthGas securing the vessels comprising our fleet, approval of our request for our common stock and Series A Preferred Stock to be listed on Nasdaq and the effectiveness of the registration statement relating to the Spin-Off distribution. The fulfillment of the foregoing conditions did not create any obligation on the part of StealthGas to effect the Spin-Off. StealthGas had the right not to complete the Spin-Off if, at any time, the board of directors of StealthGas determined, in its sole discretion, that the Spin-Off was not in the best interests of StealthGas or its stockholders, or that market conditions are such that it was not advisable to effect the Spin-Off.

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

Management Affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole stockholder of Flawless Management Inc., our largest stockholder immediately after completion of the Spin-Off. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime may subcontract the technical management of some of our vessels to Brave Maritime in the future.

Management and Other Fees

In connection with the Spin-Off, we entered into a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services, on substantially the same terms, including the same fee levels, as Stealth Maritime provides these services to the vessel-owning subsidiaries of StealthGas contributed to us in connection with the Spin-Off. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition,

Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. Under the management agreement Stealth Maritime subcontracts certain of its obligations. For our drybulk vessels, Stealth Maritime subcontracts these services to its affiliate Brave Maritime.

Stealth Maritime also provides crew management services to certain of our vessels. The majority of these services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2020, 2021 and 2022, these crew management fees were $0.04 million, $0.06 million and $0.14 million, respectively. As of March 28, 2023, all of our drybulk carriers, our product tankers and suezmax tankers were being manned by Hellenic Manning Overseas Inc., while for our Aframax tanker, crewing services were provided by Bernard Shulte Management with a lumpsum monthly fee of $0.1 million. We are not responsible for crewing vessels deployed on bareboat charters.

In the years ended December 31, 2020, 2021 and 2022, Stealth Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, and a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter, in each case, pro-rated for the calendar days vessels were owned, with respect to the vessels in our fleet. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Under our management agreement with Stealth Maritime which we entered into in conjunction with the Spin-Off, we pay management fees and commissions at the same rate.

The above management fees for the years ended December 31, 2020, 2021 and 2022 were $0.5 million, $0.5 million and $1.0 million, respectively. We also paid $0.01 million, $0.03 million and $0.03 million, respectively, in the years ended December 31, 2020, 2021 and 2022 related to onboard supervision which were included in our operating expenses – related party. For the years ended December 31, 2020, 2021 and 2022, total brokerage commissions of 1.25% amounted to $0.25 million, $0.22 million and $1.2 million, respectively, and in each period were included in voyage expenses – related party.

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

Office Space

Stealth Maritime provided our office space to us without charge for the first year after the completion of the Spin-Off, and thereafter the lease rate has been €5,000 per month. The lease ends on January 1, 2024, and may be terminated by tenant upon eight weeks’ notice to landlord.

Vessel Acquisition Agreements; Series C Preferred Stock

On March 4, 2022, we entered into agreements to acquire two MR product tankers, built 2008 and 2011, from Brave Maritime, an entity affiliated with the father of our Chief Executive Officer, for an aggregate purchase price of $31.0 million, which were delivered to us in March and May 2022, respectively. The transaction was approved by the Company’s audit committee comprised of independent directors.

On July 7, 2022, we entered into agreements to acquire two handysize drybulk carriers from entities affiliated with the family of our Chief Executive Officer for an aggregate purchase price of $39.0 million, which were delivered to us in the second half of 2022. The transaction was approved by the Company’s audit committee comprised of independent directors.

On February 14, 2023, we entered into agreements to acquire two handysize drybulk carriers from entities affiliated with our Chief Executive Officer for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock. Delivery of the vessels on a charter-free basis, and closing of the transactions, occurred in March 2023. The Series C Convertible Preferred Stock has a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, which is payable in cash or additional shares of Series C Convertible Preferred Stock at our election, and is convertible, at the holder’s option, after the six-month anniversary of issuance into shares of our common stock at a conversion price equal to the lower of $0.50 and the ten-day volume weighted average price of the common stock. The transaction was approved by a committee comprised of independent directors, which received a fairness opinion from an independent financial advisor in connection with the issuance of the Series C Convertible Preferred Stock in the transaction. See “Item 10. Additional Information A. Share Capital – Description of Series C Convertible Preferred Stock.”

Series B Preferred Stock

On October 21, 2022, we entered into a stock purchase agreement and issued 16,000 shares of our newly-designated Series B Preferred Stock, par value $0.01 per share, to our Chairman and Chief Executive Officer, Harry Vafias, in return for cash consideration of $200,000. The issuance of the Series B Preferred Stock was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was fair from a financial point of view to the Company. See “Item 10. Additional Information A. Share Capital – Description of Series B Preferred Stock” for a description of the Series B Preferred Stock.

C. Interest of Experts and Counsel

Not applicable

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 15 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity. See Note 13 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Annual Report.

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following the Spin-Off, regular way trading in our common stock and Series A Preferred Stock began on the Nasdaq Capital Market on December 6, 2021, under the symbols “IMPP” and “IMPPP”, respectively.

Item 10.	Additional Information

A. Share Capital

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of March 28, 2023, 243,891,313 shares of common stock, 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, 16,000 shares of Series B Preferred Stock, and 13,875 shares of Series C Convertible Preferred Stock were issued and outstanding, as well as Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 11,802,000 shares of common stock at an exercise price of $1.60 per share, Class C Warrants to purchase up to 78,278,862 shares of common stock at an exercise price of $0.55 per share, Class D Warrants to purchase up to 31,150,000 shares of common stock at an exercise price of $0.80 per share, and underwriters warrants to purchase up to 552,000 shares of common stock at an exercise price of $1.375 per share, 1,724,998 shares of common stock at an exercise price of $2.00 per share and 2,090,909 shares of common stock at an exercise price of $0.6875 per share.

Common Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which there were 194,585,376 shares issued and outstanding as of December 31, 2022 and 243,891,313 shares outstanding as of March 28, 2023. As of March 28, 2023, we also had outstanding Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 11,802,000 shares of common stock at an exercise price of $1.60 per share, Class C Warrants to purchase up to 78,278,862 shares of common stock at an exercise price of $0.55 per share, Class D Warrants to purchase up to 31,150,000 shares of common stock at an exercise price of $0.80 per share, and underwriters warrants to purchase up to 552,000 shares of common stock at an exercise price of $1.375 per share, 1,724,998 shares of common stock at an exercise price of $2.00 per share and 2,090,909 shares of common stock at an exercise price of $0.6875 per share.

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common stock when issued will be fully paid for and non-assessable.

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

Dividends. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Our board of directors will, however, evaluate our dividend policy consistent with our cash flows and liquidity requirements and we may consider paying dividends on our common stock depending on future performance of our business and financial condition. Declaration and payment of any future dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors, and will be subject to the priority of our Series A Preferred Stock, which, as described elsewhere in this report, earn dividends at a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share, and Series C Convertible Preferred Stock. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Warrants

General. As of March 28, 2023, we had outstanding Class A Warrants to purchase up to 43,000 shares of common stock at an exercise price of $1.25 per share, Class B Warrants to purchase up to 11,802,000 shares of common stock at an exercise price of $1.60 per share, Class C Warrants to purchase up to 78,278,862 shares of common stock at an exercise price of $0.55 per share, Class D Warrants to purchase up to 31,150,000 shares of common stock at an exercise price of $0.80 per share, and underwriters warrants to purchase up to 552,000 shares of common stock at an exercise price of $1.375 per share, 1,724,998 shares of common stock at an exercise price of $2.00 per share and 2,090,909 shares of common stock at an exercise price of $0.6875 per share.

The following summary of certain terms and provisions of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the forms of Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants, respectively, which are each filed as an exhibit to this Annual Report.

Exercisability. The Class A Warrants are exercisable at any time after their original issuance, of February 2, 2022, up to the date that is five years after their original issuance (February 2, 2027). The Class B Warrants are exercisable at any time after their original issuance, of March 23, 2022, up to the date that is five years after their original issuance (March 23, 2027). The Class C Warrants are exercisable at any time after their original issuance, of May 19, 2022, up to the date that is five years after their original issuance (May 19, 2027). The Class D Warrants are exercisable at any time after their original issuance, of June 15, 2022, up to the date that is five years after their original issuance (June 15, 2027). The Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common stock underlying the Class A Warrants, Class B Warrants, Class C Warrants, or Class D Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the common stock underlying the Class A Warrants, Class B Warrants, Class C Warrants, or the resale of the common stock underlying the Class D Warrants, under the Securities Act is not effective or available and, in the case of the Class A Warrants, Class B Warrants and Class C Warrants, an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant, Class B Warrants, Class C Warrants or Class D Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Class A Warrant, Class B Warrants, Class C Warrants or Class D Warrants. No fractional shares of common stock will be issued in connection with the exercise of a Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A warrants, Class B Warrants, Class C Warrants and Class D Warrants, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Class A Warrants is $1.25 per share, upon exercise of the Class B Warrants is $1.60 per share, upon exercise of the Class C Warrants is $0.55 per share and upon exercise of the Class D Warrants is $0.80 per share. The exercise price and number of shares of common stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable laws, the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants or by virtue of such holder’s ownership of our common stock, the holder of a Class A Warrant, Class B Warrant, Class C Warrants or Class D Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant, Class B Warrant, Class C Warrants and Class D Warrants, as applicable, in the event of certain fundamental transactions, the holders of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, respectively, on the date of consummation of such transaction.

Governing Law. The Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants and related warrant agency agreement are governed by New York law.

Underwriter’s Warrants. The 552,000 February 2022 Representative’s Purchase Warrants, issued to the representative of the underwriters of our February 2022 underwritten public offering, have substantially similar terms as the Class A Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing July 31, 2022 and expiring January 31, 2027 at an exercise price of $1.375 per share. These warrants are governed by New York law.

The 1,724,998 March 2022 Representative’s Purchase Warrants, issued to the representative of the underwriters of our March 2022 underwritten public offering, have substantially similar terms as the Class B Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing September 18, 2022 and expiring March 18, 2027 at an exercise price of $2.00 per share. These warrants are governed by New York law.

The 2,090,909 May 2022 Representative’s Purchase Warrants, issued to the representative of the underwriters of our May 2022 underwritten public offering, have substantially similar terms as the Class C Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing November 12, 2022 and expiring May 16, 2027 at an exercise price of $0.6875 per share. These warrants are governed by New York law. The 1,724,998 Representative’s Purchase Warrants, issued to the representative of the underwriters of our March 2022 underwritten public offering, have substantially similar terms as the Class B Warrants other than that they will be exercisable at any time, and from time to time, in whole or in part, during the period commencing September 18, 2022 and expiring March 18, 2027 at an exercise price of $2.00 per share. These warrants are governed by New York law.

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 800,000 shares have been designated as Series A Preferred Stock, of which 795,878 shares of Series A Preferred Stock are outstanding as of December 31, 2022 and March 28, 2023; 16,000 shares have been designated as Series B Preferred Stock, all of which were outstanding as of December 31, 2022 and March 28, 2023 and 13,875 shares have been designated as Series C Convertible Preferred Stock, none of which were outstanding as of December 31, 2022 and 13,875 of which were outstanding as of March 28, 2023. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common stock. See “Description of Series A Preferred Stock”,    “Description of Series B Preferred Stock” and “Description of Series C Convertible Preferred Stock” below.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for Imperial Petroleum common stock and Series A Preferred Stock, and the warrant agent for the Class A, B and C warrants.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “IMPP.” Our Series A Preferred Stock is listed on the Nasdaq Capital Market under the symbol “IMPPP.”

Description of Series A Preferred Stock

The following description of the Series A Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to the Statement of Designations designating the Series A Preferred Stock (the “Statement of Designations”) and setting forth the rights, preferences and limitations of the Series A Preferred Stock. A copy of the Statement of Designations, is filed as an exhibit to this Annual Report.” References to “Imperial Petroleum Inc.,” “we,” “our” and “us” refer specifically to Imperial Petroleum Inc.

General

As of December 31, 2022 and March 28, 2023, there are 800,000 Series A Preferred Stock authorized, and 795,878 Series A Preferred Stock issued and outstanding. We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Stock, authorize and issue additional Series A Preferred Stock as well as Parity Securities and Junior Securities and, subject to the further limitations described under “—Voting Rights”, Senior Securities.

The holders of our common stock are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Upon the occurrence of a liquidation, dissolution or winding up the holders of common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and payment to the holders of shares of any class or series of capital stock (including the Series A Preferred Stock) having preferential rights to receive distributions of our assets.

The Series A Preferred Stock entitle the holders thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. Each share of Series A Preferred Stock have a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared. Please read “—Liquidation Rights.”

The Series A Preferred Stock represents perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us.

All the Series A Preferred Stock are represented by a single certificate issued to the Securities Depository (as defined below) and registered in the name of its nominee and, so long as a Securities Depository has been appointed and is serving, no person acquiring Series A Preferred Stock will be entitled to receive a certificate representing such shares unless applicable law otherwise requires or the Securities Depository resigns or is no longer eligible to act as such and a successor is not appointed. Please read “—Book-Entry System.”

The Series A Preferred Stock are not convertible into common stock or other of our securities and will not have exchange rights or be entitled or subject to any preemptive or similar rights. The Series A Preferred Stock will not be subject to mandatory redemption or to any sinking fund requirements. The Series A Preferred Stock will be subject to redemption, in whole or from time to time in part, at our option commencing on September 30, 2022. Please read “—Redemption.”

Ranking

The Series A Preferred Stock, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of our affairs, rank:

•

senior to all classes of our common stock, and to each other class or series of stock established after the initial issue date of the Series A Preferred Stock by our board of directors, the terms of which class or series do not expressly provide that it is made senior to or on parity with the Series A Preferred Stock as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Junior Securities”);

•

on a parity with any class or series of stock established after the initial issue date of the Series A Preferred Stock by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Parity Securities”); and

•

junior to (i) all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us, and (ii) each class or series of capital stock expressly made senior to the Series A Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such shares described in this clause (ii), the “Senior Securities”).

Under the Statement of Designations, we may issue Junior Securities and, so long as cumulative dividends on the Series A Preferred Stock are not in arrears, Parity Securities from time to time in one or more series without the consent of the holders of the Series A Preferred Stock. Our board of directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. Our board of directors will also determine the number of shares constituting each series of securities. Our ability to issue additional Senior Securities is limited as described under “—Voting Rights.”

Liquidation Preference

The holders of issued and outstanding Series A Preferred Stock will be entitled, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to receive the liquidation preference of $25.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared), and no more, before any distribution will be made to the holders of our common stock or any other Junior Securities. A consolidation or merger of us with or into any other entity, individually or in a series of transactions, will not be deemed a liquidation, dissolution or winding up of our affairs for this purpose. In the event that our assets available for distribution to holders of the issued and outstanding Series A Preferred Stock and any Parity Securities are insufficient to permit payment of all required amounts, our assets then remaining will be distributed among the Series A Preferred Stock and any Parity Securities, as applicable, ratably on the basis of their relative aggregate liquidation preferences. After payment of all required amounts to the holders of the outstanding shares of Series A Preferred Stock and Parity Securities, our remaining assets and funds will be distributed among the holders of the common stock and any other Junior Securities then issued and outstanding according to their respective rights.

Voting Rights

The Series A Preferred Stock have no voting rights except as provided by Marshall Islands law and as follows. In the event that six quarterly dividends, whether consecutive or not, payable on Series A Preferred Stock are in arrears, the holders of Series A Preferred Stock will have the right, voting separately as a class together with holders of any other Parity Securities upon which like voting rights have been conferred and are exercisable, at the next meeting of stockholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series A Preferred Stock voted as a class for the election of such director). The right of such holders of Series A Preferred Stock to elect one member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series A Preferred Stock have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series A Preferred Stock and any other Parity Securities to vote as a class for a director, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any director elected by the holders of the Series A Preferred Stock and any other Parity Securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series A Preferred Stock, voting as a single class, we may not (i) adopt any amendment to our articles of incorporation or Statement of Designations, that adversely alters the preferences, powers or rights of the Series A Preferred Stock, (ii) issue any Parity Securities if the cumulative dividends payable on outstanding Series A Preferred Stock are in arrears, or (iii) create or issue any Senior Securities.

On any matter described above on which the holders of the Series A Preferred Stock are entitled to vote as a class, such holders will be entitled to one vote per share. The Series A Preferred Stock held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Dividends

General

Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of legally available funds for such purpose, cumulative cash dividends from December 3, 2021.

Dividend Rate

Dividends on Series A Preferred Stock will be cumulative, commencing December 3, 2021 and payable on each Dividend Payment Date, commencing December 30, 2021, when, as and if declared by our board of directors or any authorized committee thereof out of legally available funds for such purpose. Dividends on the Series A Preferred Stock will accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Stock. The dividend rate is not subject to adjustment.

Dividend Payment Date

The “Dividend Payment Dates” for the Series A Preferred Stock will be each March 30, June 30, September 30 and December 30, commencing December 30, 2021. Dividends will accumulate in each dividend period from and including the preceding Dividend Payment Date or the initial issue date, as the case may be, to but excluding, the applicable Dividend Payment Date for such dividend period. If any Dividend Payment Date otherwise would fall on a day that is not a Business Day, declared dividends will be paid on the immediately succeeding Business Day without the accumulation of additional dividends. Dividends on the Series A Preferred Stock will be payable based on a 360-day year consisting of twelve 30-day months.

“Business Day” means a day on which the Nasdaq Stock Market is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

Payment of Dividends

Not later than the close of business, New York City time, on each Dividend Payment Date, we will pay those dividends, if any, on the Series A Preferred Stock that have been declared by our board of directors to the holders of such shares as such holders’ names appear on our share transfer books maintained by the Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”), will be three Business Days immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date will be such date as may be designated by our board of directors in accordance with our Bylaws then in effect and the Statement of Designations.

So long as the Series A Preferred Stock are held of record by the Securities Depository or its nominee, declared dividends will be paid to the Securities Depository in same-day funds on each Dividend Payment Date. The Securities Depository will credit accounts of its participants in accordance with the Securities Depository’s normal procedures. The participants will be responsible for holding or disbursing such payments to beneficial owners of the Series A Preferred Stock in accordance with the instructions of such beneficial owners.

No dividend may be declared or paid or set apart for payment on any Junior Securities (other than dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all issued and outstanding Series A Preferred Stock and any Parity Securities through the most recent respective dividend payment dates. Accumulated dividends in arrears for any past dividend period may be declared by our board of directors and paid on any date fixed by our board of directors, whether or not a Dividend Payment Date, to holders of the Series A Preferred Stock on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series A Preferred Stock and any Parity Securities have not been declared and paid, or sufficient funds for the payment thereof have not been set apart, payment of accumulated dividends in arrears will be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series A Preferred Stock and any Parity Securities are paid, any partial payment will be made pro rata with respect to the Series A Preferred Stock and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. Holders of the Series A Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. No interest or sum of money in lieu of interest will be payable in respect of any dividend payment which may be in arrears on the Series A Preferred Stock.

Redemption

The Series A Preferred Stock represent perpetual equity interests in us. We will have no obligation to redeem or repurchase any Series A Preferred Stock at any time.

Optional Redemption

We may redeem, at our option, in whole or from time to time in part, the Series A Preferred Stock (i) on or after June 30, 2022 and prior to June 30, 2023, at a price equal to $26.00 per Series A Preferred Stock, (ii) on or after June 30, 2023 and prior to June 30, 2024, at a price equal to $25.75 per Series A Preferred Share, (iii) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.50 per Series A Preferred Stock, (iv) on or after June 30, 2025 and prior to June 30, 2026, at a price equal to $25.25 per Series A Preferred Stock and (v) on or after June 30, 2026, at a price equal to $25.00 per Series A Preferred Stock, plus, in each case, an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of redemption, whether or not declared. Any such optional redemption may be effected only out of funds legally available for such purpose.

Redemption Upon a Change of Control

In connection with a Change of Control (as defined below), we may, at our option, redeem the Series A Preferred Stock, in whole but not in part, no later than 90 days after the first date on which such Change of Control occurs, at a redemption price of (1) if the “Change of Control” occurs prior to December 31, 2023, $26.50 per share and (2) if the “Change of Control” occurs on or after December 31, 2023 at the same redemption prices as apply to an optional redemption as set forth above under “Optional Redemption”, plus, in the case of either (1) or (2), an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of redemption, whether or not declared. Any such redemption may be effected only out of funds legally available for such purpose.

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

Redemption Procedure

We will give notice of any redemption by mail, postage prepaid, not less than 30 days and not more than 60 days before the scheduled date of redemption, to the holders of any shares to be redeemed as such holders’ names appear on our share transfer books maintained by the Registrar and Transfer Agent at the address of such holders shown therein. Such notice shall state: (1) the redemption date, (2) the number of shares of Series A Preferred Stock to be redeemed and, if less than all issued and outstanding Series A Preferred Stock are to be redeemed, the number (and the identification) of shares to be redeemed from such holder, (3) the redemption price, (4) the place where the Series A Preferred Stock are to be redeemed and shall be presented and surrendered for payment of the redemption price therefor, and (5) that dividends on the shares to be redeemed will cease to accumulate from and after such redemption date.

If fewer than all of the issued and outstanding Series A Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by us, and such shares will be redeemed pro rata or by lot as the Securities Depository shall determine, with adjustments to avoid redemption of fractional shares. So long as all Series A Preferred Stock are held of record by the Securities Depository or its nominee, we will give notice, or cause notice to be given, to the Securities Depository of the number of shares of Series A Preferred Stock to be redeemed and the Securities Depository will determine the number of shares of Series A Preferred Stock to be redeemed from the account of each of its participants holding such shares in its participant account.

So long as the Series A Preferred Stock are held of record by the Securities Depository or its nominee, the redemption price will be paid by the Paying Agent to the Securities Depository on the redemption date. The Securities Depository’s normal procedures provide for it to distribute the amount of the redemption price in same-day funds to its participants who, in turn, are expected to distribute such funds to the persons for whom they are acting as agent.

If we give or cause to be given a notice of redemption, then we will deposit with the Paying Agent funds sufficient to redeem the Series A Preferred Stock as to which notice has been given by the close of business, New York City time, no later than the Business Day immediately preceding the date fixed for redemption, and will give the Paying Agent irrevocable instructions and authority to pay the redemption price to the holder or holders thereof upon surrender or deemed surrender (which will occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. If notice of redemption shall have been given, then from and after the date fixed for redemption, unless we default in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the notice, all dividends on such shares will cease to accumulate and all rights of holders of such shares as our stockholders will cease, except the right to receive the redemption price, including an amount equal to accumulated and unpaid dividends to (but not including) the date fixed for redemption, whether or not declared. We will be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the redemption price of the shares to be redeemed), and the holders of any shares so redeemed will have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by us for any reason, including, but not limited to, redemption of Series A Preferred Stock, that remain unclaimed or unpaid after two years after the applicable redemption date or other payment date, shall be, to the extent permitted by law, repaid to us upon our written request after which repayment the holders of the Series A Preferred Stock entitled to such redemption or other payment shall have recourse only to us.

If only a portion of the Series A Preferred Stock represented by a certificate has been called for redemption, upon surrender of the certificate to the Paying Agent (which will occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent will issue to the holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of shares of Series A Preferred Stock represented by the surrendered certificate that have not been called for redemption.

Notwithstanding any notice of redemption, there will be no redemption of any Series A Preferred Stock called for redemption until funds sufficient to pay the full redemption price of such shares, including all accumulated and unpaid dividends to the date of redemption, whether or not declared, have been deposited by us with the Paying Agent.

We and our affiliates may from time to time purchase the Series A Preferred Stock, subject to compliance with all applicable securities and other laws. Neither we nor any of our affiliates has any obligation or any present plan or intention, to purchase any Series A Preferred Stock. Any shares repurchased and cancelled by us will revert to the status of authorized but unissued preferred stock, undesignated as to series.

Notwithstanding the foregoing, in the event that full cumulative dividends on the Series A Preferred Stock and any Parity Securities have not been paid or declared and set apart for payment, we may not repurchase, redeem or otherwise acquire, in whole or in part, any Series A Preferred Stock or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series A Preferred Stock and any Parity Securities. Common stock and any other Junior Securities may not be redeemed, repurchased or otherwise acquired unless full cumulative dividends on the Series A Preferred Stock and any Parity Securities for all prior and the then-ending dividend periods have been paid or declared and set apart for payment.

No Sinking Fund

The Series A Preferred Stock do not have the benefit of any sinking fund.

Description of Series B Preferred Stock

The following description of the Series B Preferred Stock is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation filed as an exhibit to this Annual Report.

On October 21, 2022, we issued 16,000 shares of our newly-designated Series B Preferred Stock, par value $0.01 per share. As of March 28, 2023, there are 16,000 shares of Series B Preferred Stock authorized, and 16,000 shares of Series B Preferred Stock issued and outstanding.

Voting

To the fullest extent permitted by law, each share of Series B preferred stock entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred stock may exercise voting rights pursuant to Series B preferred stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred stock, common stock or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holder of Series B preferred stock shall have no special voting or consent rights and shall vote together as one class with the holders of the common stock on all matters put before the shareholders.

Conversion

The Series B preferred stock is not convertible into shares of common stock or any other security.

Redemption

The Series B preferred stock is not redeemable.

Dividends

The Series B preferred stock has no dividend rights.

Transferability

All issued and outstanding Series B preferred stock must be held of record by one holder, and the Series B preferred stock shall not be transferred or sold without the prior approval of our board of directors.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, the Series B preferred stock will rank pari-passu with the common stockholders and shall be entitled to receive a payment equal to the par value of $0.01 per share. The Series B preferred stockholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Description of Series C Convertible Preferred Stock

The following description of the Series C Convertible Preferred Stock is a summary and does not purport to be complete and is qualified by reference to the Statement of Designation filed as an exhibit to this Annual Report.

On March 27, 2023, we issued 13,875 shares of our newly-designated Series C Preferred Stock, par value $0.01 per share. As of March 28, 2023, there are 13,875 shares of Series C Preferred Stock authorized, which may be increased or decreased by our Board of directors from time to time, and 13,875 shares of Series C Preferred Stock were issued and outstanding.

Conversion. The shares of Series C Preferred Stock are convertible, at the holder’s option, to our common stock, in whole or in part, at any time and from time to time after the six-month anniversary of the issuance date, at a conversion price equal to the lower of (i) $0.50 and (ii) the VWAP of our common stock over the 10 consecutive trading day period expiring on the trading day immediately prior to the date of delivery of written notice of the conversion; provided, that, in no event shall the conversion price be less than $0.10.

Redemption. The shares of Series C Preferred Stock will be perpetual and have no maturity date. The Series C Preferred Stock will not be redeemable.

Dividends. Holders of Series C Preferred Stock shall be entitled to receive cumulative cash dividends at a rate of 5.00% per annum of the liquidation preference of $1,000 per share, payable quarterly in arrears on the 15th day of each January, April, July and October, respectively, beginning on July 15, 2023. Dividends for each dividend period will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable in cash or, at the election of the Company, in an amount of shares of Series C Preferred Stock equal to the quarterly dividend amount for such shares divided by the Series C liquidation preference of $1,000 per share.

Rank. The Series C Preferred Stock will represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. The Series C Preferred Stock will rank (1) senior to our common stock and our Series B Preferred Stock and to each other class or series of capital stock established after the original issue date of the Series C Preferred Stock that is not expressly made senior to or on parity with the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Stock”); (2) pari passu with any class or series of capital stock established after the original issue date of the Series C Preferred Stock that is not expressly subordinated or senior to the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Stock”); and (3) junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us and to our existing 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock and each other class or series of capital stock expressly made senior to the Series C Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such classes or series of capital stock, our “Senior Stock”).

Liquidation Rights. The holders of issued and outstanding Series C Preferred Stock will be entitled, upon the occurrence of a Liquidation Event (as defined below), to receive the liquidation preference of $1,000.00 per share in cash plus an amount equal to accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not declared). “Liquidation Event” for purposes of the Series C Preferred Stock is (1) any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, (2) merger or consolidation of the Company, (3) sale, lease or conveyance of all or substantially all of its consolidated assets or (4) change in control of the Company.

Voting. Holders of the Series C Preferred Stock generally have no voting rights. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series C Preferred Stock, voting as a single class, we may not adopt any amendment to our Restated Articles of Incorporation that adversely alters the preferences, powers or rights of the Series C Preferred Stock. Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series C Preferred Stock, voting as a class together with holders of any other parity stock upon which like voting rights have been conferred and are exercisable, we may not issue any Parity or Senior Stock if the cumulative dividends payable on outstanding Series C Preferred Stock are in arrears.

B. Articles of Incorporation and Bylaws

Our articles of incorporation and our bylaws are filed as Exhibit 3.1 and Exhibit 3.2, respectively, hereto.

Purpose.

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

Blank Check Preferred Stock.

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock, of which 800,000 have been designated Series A Preferred Stock and of which 795,878 are issued and outstanding as of March 28, 2023 and 16,000 have been designated Series B Preferred Stock and of which 16,000 are issued and outstanding as of March 28, 2023 and 13,875 have been designated Series C Convertible Preferred Stock and of which 13,875 are issued and outstanding as of March 28, 2023. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

C. Material Contracts

We refer to “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party. We have entered into a management agreement with Stealth Maritime as described as described in “Related Party Transactions – Management Arrangements and – Vessel Acquisition Agreements” and have entered into three senior secured credit facilities, the terms of which are described in the section of this report entitled “Item 5. Operating and Financial Review and Prospects– Liquidity and Capital Resources – Credit Facilities.”

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

Imperial Petroleum is incorporated in the Marshall Islands. Under current Marshall Islands law, Imperial Petroleum is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by Imperial Petroleum to holders of its common stock or Series A Preferred Stock that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of Imperial Petroleum common stock and Series A Preferred Stock will not be subject to Marshall Islands tax on the sale or other disposition of such common stock or Series A Preferred Stock.

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

The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Imperial Petroleum common stock and Series A Preferred Stock will be “primarily traded” on the Nasdaq Capital Market, which is an established securities market for these purposes.

Under the regulations, Imperial Petroleum stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). Since Imperial Petroleum common stock and Series A Preferred Stock, which are Imperial Petroleum’s sole classes of stock, will be listed on the Nasdaq Capital Market, Imperial Petroleum will satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year (or 1/6 of the days in the case of a short taxable year); and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year (or as appropriately adjusted in the case of a short taxable year). Imperial Petroleum expects to satisfy the trading frequency and trading volume tests described in this paragraph. Even if this were not the case, the relevant Treasury regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as Imperial Petroleum expects to be the case with its common stock and Series A Preferred Stock, such class of stock is traded on an established market in the United States, such as the Nasdaq Capital Market and such class of stock is regularly quoted by dealers making a market in such stock.

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

For purposes of being able to determine the persons who own 5% or more of a class of a corporation’s stock (“5% Stockholders”) the Treasury regulations permit a corporation to rely on Schedule 13-D and Schedule 13-D filings with the SEC to identify persons who have a 5% or more beneficial interest in such corporation’s common stock, which currently are our sole class of voting shares, or, if our Series A Preferred Stock are then entitled to vote, our Series A Preferred Stock. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

It is possible that 5% Stockholders may own more than 50% of the Imperial Petroleum common stock. In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if Imperial Petroleum can establish that within the group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Stockholders owning a sufficient number of our common stock would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders. If, after the Spin-Off, 5% Stockholders were to own more than 50% of the Imperial Petroleum common stock, there is no assurance that Imperial Petroleum would be able to satisfy the foregoing requirements.

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

United States Federal Income Taxation of U.S. Holders

The following discussion regarding the material U.S. federal income tax consequences, subject to the limitations described below, to U.S. Holders (as defined below) of acquiring, and of owning and disposing, our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants, does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person.

As used herein, the term “U.S. Holder” means a beneficial owner of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.

This discussion does not purport to deal with the tax consequences of owning Imperial Petroleum common stock, Series A Preferred Stock Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants.

If a partnership holds Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, you are encouraged to consult your tax advisor.

The foregoing treatment of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants are not binding on the IRS or the courts. \

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by Imperial Petroleum with respect to its common stock or Series A Preferred Stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” to the extent of Imperial Petroleum’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of Imperial Petroleum’s current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis their common stock or Series A Preferred Stock on a dollar-for-dollar basis and thereafter as capital gain. Because Imperial Petroleum is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the Imperial Petroleum common stock or Series A Preferred Stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on the Imperial Petroleum common stock or Series A Preferred Stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) are expected generally to be treated as “qualified dividend income” provided certain requirements are met. Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) Imperial Petroleum is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which as discussed below, Imperial Petroleum does not believe it is, has been or will be), (2) the Imperial Petroleum common stock or Series A Preferred Stock, as applicable, are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the Imperial Petroleum common stock and Series A Preferred Stock will be listed), (3) the U.S. Individual Holder has owned the common stock or Series A Preferred Stock, as applicable, for more than

60 days in the 121-day period beginning 60 days before the date on which the common stock or Series A Preferred Stock, respectively, become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the Imperial Petroleum common stock or Series A Preferred Stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by Imperial Petroleum that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend”, which is generally a dividend paid by Imperial Petroleum in an amount which is equal to or in excess of ten percent (in the case of common stock) or five percent (in the case of Series A Preferred Stock) of a stockholder’s adjusted tax basis (or fair market value in certain circumstances) in Imperial Petroleum common stock or Series A Preferred Stock. If Imperial Petroleum pays an “extraordinary dividend” on its common stock or Series A Preferred Stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock or Series A Preferred Stock will be treated as long-term capital loss to the extent of such dividend.

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

Sale, Exchange or other Disposition of Common Stock or Series A Preferred Stock

Assuming Imperial Petroleum does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss for U.S. federal income tax purposes upon a sale, exchange or other disposition of Imperial Petroleum common stock or Series A Preferred Stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Gain or loss realized by a United States holder on the sale or exchange of common stock or Series A Preferred Stock generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

Exercise of Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants

A U.S. Holder should not recognize gain or loss on the exercise of Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants and related receipt of common stock (unless cash is received in lieu of the issuance of a fractional shares of common stock). A U.S. Holder’s initial tax basis in the common stock received on the exercise of a Class A Warrant, Class B Warrant, Class C Warrants or Class D Warrants should be equal to the sum of (a) such U.S. Holder’s initial tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. If we were to become a PFIC, pursuant to proposed Treasury Regulations a U.S. Holder’s holding period for the common stock received will begin on the date on which such U.S. holder acquired its Class A Warrant, Class B Warrant, Class C Warrants or Class D Warrants.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants into common stock. The U.S. federal income tax treatment of a cashless exercise of warrants into common stock is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants.

Disposition of Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants without Exercise

Upon the lapse or expiration of a Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant, respectively. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, or an adjustment to the exercise price of the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, may be treated as a constructive distribution to a U.S. Holder of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants, respectively, if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the stockholders). Adjustments to the exercise price of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “Distributions” above).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, Imperial Petroleum will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants Class B Warrants, Class C Warrants or Class D Warrants, either:

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

Based on Imperial Petroleum’s anticipated operations and future projections, Imperial Petroleum does not believe that it is a PFIC for the taxable year ended December 31, 2022. Although there is no legal authority directly on point, and Imperial Petroleum is not relying upon an opinion of counsel on this issue, Imperial Petroleum’s belief is based principally on the position that, for purposes of determining whether Imperial Petroleum is a PFIC, the gross income Imperial Petroleum derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that Imperial Petroleum or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether Imperial Petroleum is a PFIC. Imperial Petroleum believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with Imperial Petroleum’s position. In addition, although Imperial Petroleum intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of Imperial Petroleum’s operations will not change in the future.

As discussed more fully below, if Imperial Petroleum were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in Imperial Petroleum common stock or Series A Preferred Stock, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat Imperial Petroleum as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to Imperial Petroleum common stock or Series A Preferred Stock, as discussed below. In addition, if Imperial Petroleum were to be treated as a PFIC, a U.S. Holder of Imperial Petroleum common stock or Series A Preferred Stock would be required to file annual information returns with the IRS.

In addition, if a U.S. Holder owns Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants and Imperial Petroleum is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to Imperial Petroleum common stock or Series A Preferred Stock (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of Imperial Petroleum’s ordinary earnings and of Imperial Petroleum’s net capital gain, if any, for Imperial Petroleum’s taxable year that ends with or within the taxable year of the Electing Holder. Imperial Petroleum’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset Imperial Petroleum’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock or Series A Preferred Stock). Distributions received from Imperial Petroleum by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of Imperial Petroleum’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock or Series A Preferred Stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in Imperial Petroleum common stock or Series A Preferred Stock, as applicable. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of Imperial Petroleum common stock or Series A Preferred Stock. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding Imperial Petroleum. If we were aware that we were to be treated as a PFIC for any taxable year, we currently expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common stock and Series A Preferred Stock. We may elect to provide such information on our website. A QEF election will not be available with respect to Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to Imperial Petroleum common stock or Series A Preferred Stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock or Series A Preferred Stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock or Series A Preferred Stock, respectively. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock or Series A Preferred Stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock or Series A Preferred Stock, as applicable. A U.S. Holder’s tax basis in his common stock and Series A Preferred Stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock or Series A Preferred Stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock or Series A Preferred Stock. A mark-to-market election will not be available with respect to the Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to Imperial Petroleum common stock, Series A Preferred Stock or is holding our Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants), and (ii) any gain realized on the sale or other disposition of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants.

Unearned Income Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants. U.S. Holders are encouraged to consult their own tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of Imperial Petroleum common stock or Series A Preferred Stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock and Series A Preferred Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from Imperial Petroleum with respect to its common stock or with respect to its Series A Preferred Stock, unless such income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, such income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, unless:

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

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock or Series A Preferred Stock, including dividends and the gain from the sale, exchange or other disposition of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

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

If a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the stockholder certifies that it is a non-U.S. person, under penalties of perjury, or the stockholder otherwise establishes an exemption. If a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the stockholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, unless Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Imperial Petroleum encourages each stockholder and warrant holder to consult with his, her or its own tax advisor as to particular tax consequences to it of acquiring, holding and disposing of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants or Class D Warrants, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

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

Interest rate risk

We are subject to market risks relating to changes in interest rates, because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR or SOFR plus a margin. Currently we have, and during 2022 we had, no interest rate swap agreements outstanding.

Based on the amount of our outstanding indebtedness as of December 31, 2022, a hypothetical one percentage point increase in relevant interest rates (U.S. dollar LIBOR and SOFR) would have resulted in an increase in our finance costs of approximately $0.5 million.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 8.4% of our expenses in currencies other than U.S. dollars in 2022 (2021: 13.8%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of March 28, 2023, we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2022. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2022.

b. Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with US GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2022, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2022 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission for “emerging growth companies” that permit us to provide only management’s report in this report.

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.imperialpetro.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2022.

Item 16C.	Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ending 2021 and 2022, acting as our independent auditor since our inception in 2021. All services provided by Deloitte (PCAOB ID No. 1163) were pre-approved by the Audit Committee. Those services provided before the completion of our Spin-Off on December 3, 2021, were pre-approved by the Audit Committee of StealthGas. The chart below sets forth the total amount billed and accrued for Deloitte (PCAOB ID No. 1163) for services performed in 2021 and 2022 and breaks down these amounts by the category of service (in thousands):

	2021	2022
Audit fees	$194	$486
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$194	$486

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2021 or 2022.

(3) Tax Fees

Deloitte did not provide any tax services in 2021 or 2022.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2021 or 2022.

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

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers

As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We, however, voluntarily comply with all applicable Nasdaq corporate governance standards other than that, (1) we have two rather than three members on our audit committee, each of whom is independent under Nasdaq and SEC rules, and (2) while Nasdaq requires listed companies to obtain prior stockholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior stockholder approval to issue shares of authorized stock.

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

1.4	Statement of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 21, 2022)

1.5	Statement of Designation of Series C Cumulative Convertible Perpetual Preferred Stock

2.1	Description of Securities

4.1	Management Agreement between Imperial Petroleum Inc. and Stealth Maritime S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.2.1	Warrant Agency Agreement, dated February 2, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.2.2	Warrant Agency Agreement, dated March 23, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.2.3	Warrant Agency Agreement, dated May 19, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.4	Form of Class B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022).

4.5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022).

4.6	Form of Class D Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on June 13, 2022).

4.7

Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form

6-K filed with the SEC on March 23, 2022; Exhibit 4.5 to the Company’s Registration Statement on Form

F-1 (File No. 333-263593) filed with the SEC on March 16, 2022; Exhibit 4.4 to the Company’s Report on Form

6-K filed with the SEC on March 23, 2022 and Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.8	Senior Secured Credit Facility, dated September 28, 2022, with Alpha Bank (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on October 14, 2022).

4.9

Senior Secured Loan Agreement, dated November 25, 2022, with National Bank of Greece (incorporated by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed with the SEC on December 2, 2022).

4.10	Contribution Agreement between Imperial Petroleum Inc. and StealthGas Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.11	Equity Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

8	Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Certified Public Accountants S.A.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL PETROLEUM INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 3, 2023

IMPERIAL PETROLEUM INC.
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Imperial Petroleum Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Imperial Petroleum Inc. and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
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
April 3, 2023
We have served as the Company’s auditor since 2021.

Imperial Petroleum Inc.
Consolidated balance sheets
(Expressed in United States dollars)

	As of December 31, 2021	As of December 31, 2022
Assets
Current assets
Cash and cash equivalents	3,389,834	50,901,092
Time deposits	—	68,000,000
Restricted cash	451,225	1,005,827
Receivable from related parties (Note 3)	355,023	146,708
Trade and other receivables	1,400,275	7,898,103
Other current assets (Note 10)	—	240,002
Inventories	258,846	5,507,423
Advances and prepayments	150,544	172,908

Total current assets	6,005,747	133,872,063

Non current assets
Vessels, net (Note 4)	119,962,984	226,351,081
Restricted cash	2,500,000	5,600,000

Total non current assets	122,462,984	231,951,081

Total assets	128,468,731	365,823,144

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	1,430,251	8,115,462
Payable to related party (Note 3)	1,119,055	3,016,438
Accrued liabilities (Note 6)	486,674	1,982,306
Customer deposits	368,000	—
Deferred income	482,321	1,089,959
Current portion of long-term debt (Note 5)	4,747,616	10,176,538

Total current liabilities	8,633,917	24,380,703
Non current liabilities
Long-term debt (Note 5)	23,088,971	59,787,923

Total non current liabilities	23,088,971	59,787,923

Total liabilities	31,722,888	84,168,626

Commitments and contingencies (Note 13)
Stockholders’ equity
Capital stock, $0.01 par value, 2,000,000,000 authorized, 4,775,272 and 194,585,376 i ssued and outstanding at December 31, 2021 and 2022, respectively (Note 8)	47,753	1,945,853
Preferred stock, 200,000,000 authorized (Note 8)
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 and 795,878 preferred shares, issued and outstanding at December 31, 2021 and 2022, respectively (Note 8)	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, zero and 16,000 preferred shares, issued and outstanding at December 31, 2021 and 2022, respectively (Note 8)	—	160
Additional paid-in capital (Note 8)	97,161,688	251,096,421
(Accumulated deficit)/Retained earnings	(471,557)	28,604,125
Total stockholders’ equity	96,745,843	281,654,518

Total liabilities and stockholders’ equity	128,468,731	365,823,144

The accompanying notes are an integral part of these consolidated financial statement
s.

F-
3

Imperial Petroleum Inc.
Consolidated statements of operations
(Expressed in United States dollars)

	For the years ended December 31,
	2020	2021	2022

Revenues
Revenues (Note 10)	20,302,052	17,362,669	97,019,878

Total revenues	20,302,052	17,362,669	97,019,878

Expenses
Voyage expenses	2,944,071	3,366,223	32,604,893
Voyage expenses – related party (Notes 3)	250,241	218,192	1,202,449
Vessels’ operating expenses (Note 11)	7,112,094	7,346,527	16,227,636
Vessels’ operating expenses – related party (Notes 3, 11)	48,500	86,500	165,500
Dry-docking costs	935,565	14,380	1,890,247
Management fees – related party (Note 3)	503,355	527,425	1,045,640
General and administrative expenses (including $219,717, $311,676 and $296,274 to related party) (Note 3)	219,717	614,786	1,773,590
Depreciation (Note 4)	8,643,920	8,674,663	12,290,463

Total expenses	20,657,463	20,848,696	67,200,418

(Loss)/Income from operations	(355,411)	(3,486,027)	29,819,460

Other (expenses) / income
Interest and finance costs	(10,008)	(145,013)	(1,610,145)
Interest income	108	980	1,290,059
Foreign exchange (loss)/gain	(28,450)	(9,919)	11,554

Other expenses, net	(38,350)	(153,952)	(308,532)

Net (loss)/income	(393,761)	(3,639,979)	29,510,928

(Loss)/Earnings per share attributable to common shareholders — basic and diluted (Note 9)	(0.08)	(0.79)	0.19

Weighted average number of shares, basic	4,775,272	4,775,272	128,384,995

Weighted average number of shares, diluted	4,775,272	4,775,272	128,773,970

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of stockholders’ equity
(Expressed in United States dollars)

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	(Accumulated Deficit)/Retained Earnings	Former Parent Company Investment*	To tal
Balance, January 1, 2020	—	—	—	—	—	—	143,681,571	143,681,571
Net decrease in former Parent Company Investment	—	—	—	—	—	—	(9,225,887)	(9,225,887)
Net loss for the year	—	—	—	—	—	—	(393,761)	(393,761)
Balance, December 31, 2020	—	—	—	—	—	—	134,061,923	134,061,923
Net decrease in former Parent Company investment	—	—	—	—	—	—	(7,792,798)	(7,792,798)
Net loss for the period from January 1, 2021 to Spin-Off	—	—	—	—	—	—	(3,168,422)	(3,168,422)
Dividends to former Parent Company (Note 5)	—	—	—	—	—	—	(25,752,729)	(25,752,729)
Capitalization at spin-off, including issuance of capital and preferred stock	4,775,272	47,753	795,878	7,959	97,292,262	—	(97,347,974)	—
Issuance of Series A preferred shares over par as part of Spin-Off (Note 8)	—	—	—	—	15,113,723	—	—	15,113,723
Deemed contribution of Series A preferred shares as part of Spin-off (Note 8)	—	—	—	—	(15,113,723)	—	—	(15,113,723)
Net loss for the period from the spin-off to December 31, 2021	—	—	—	—	—	(471,557)	—	(471,557)
Dividends declared on Series A preferred shares	—	—	—	—	(130,574)	—	—	(130,574)

Balance, December 31, 2021	4,775,272	47,753	795,878	7,959	97,161,688	(471,557)	—	96,745,843
Issuance of common stock (including the exercise of warrants) net of issuance costs	186,952,962	1,869,529	—	—	154,951,945	—	—	156,821,474
Issuance of restricted shares and stock based compensation	2,857,142	28,571	—	—	88,685	—	—	117,256
Issuance of Series B preferred shares	—	—	16,000	160	199,840	—	—	200,000
Net income	—	—	—	—	—	29,510,928	—	29,510,928
Deemed dividend on warrant inducement (Note 8)	—	—	—	—	—	(2,943,675)	—	(2,943,675)
Incremental fair value of the Class D warrants (Note 8)	—	—	—	—	—	2,943,675	—	2,943,675
Dividends declared on Series A preferred shares	—	—	—	—	(1,305,737)	(435,246)	—	(1,740,983)
Balance, December 31, 2022	194,585,376	1,945,853	811,878	8,119	251,096,421	28,604,125	—	281,654,518

*
For periods up to December 3, 2021, net parent investment represents StealthGas Inc.’s interest in the Company’s net assets and includes the Company’s cumulative earnings as adjusted for cash distributions to and cash contributions from StealthGas Inc.

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of cash flows
(Expressed in United States dollars)

	For the years ended December 31,
	2020	2021	2022

Cash flows from operating activities:
Net (loss)/income for the year	(393,761)	(3,639,979)	29,510,928
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	8,643,920	8,674,663	12,290,463
Amortization of deferred finance charges	—	32,587	94,007
Shared based compensation	—	—	117,256
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(484,710)	(734,400)	(6,497,828)
Other current assets	(173,930)	173,930	(240,002)
Inventories	(704,521)	577,151	(5,248,577)
Advances and prepayments	(59,317)	(10,943)	(22,364)
Increase/(decrease) in
Trade accounts payable	618,057	289,086	6,685,211
Balance with related parties	1,473,000	(708,968)	2,105,698
Accrued liabilities	172,655	238,351	1,495,632
Deferred income	(223,798)	347,727	607,638

Net cash provided by operating activities	8,867,595	5,239,205	40,898,062

Cash flows from investing activities:
Acquisition and improvement of vessels	(728,000)	(142,600)	(118,678,560)
Increase in bank time deposits	—	—	(68,000,000)

Net cash used in investing activities	(728,000)	(142,600)	(186,678,560)

Cash flows from financing activities:

Proceeds from issuance of Series B preferred shares	—	—	200,000
Net transfers to former Parent Company	(9,225,887)	(7,792,798)	—
Dividends paid to former Parent Company	—	(25,752,729)	—
Proceeds from equity offerings	—	—	168,001,415
Stock issuance costs	—	—	(11,179,941)
Deferred finance charges paid	—	(196,000)	(404,633)
Customer deposits paid	(100,000)	(500,000)	(368,000)
Dividends paid on Series A preferred shares	—	(130,574)	(1,740,983)
Loan repayments	—	—	(5,354,000)
Proceeds from long-term debt	—	28,000,000	47,792,500

Net cash (used in)/provided by financing activities	(9,325,887)	(6,372,101)	196,946,358

Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,186,292)	(1,275,496)	51,165,860
Cash, cash equivalents and restricted cash at the beginning of the year	8,802,847	7,616,555	6,341,059

Cash, cash equivalents and restricted cash at the end of the year	7,616,555	6,341,059	57,506,919

Supplemental cash flow information:
Interest paid	—	—	898,368
Non cash investing activity – Vessel improvements included in liabilities	194,400	—	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	6,451,524	3,389,834	50,901,092
Restricted cash, current	1,165,031	451,225	1,005,827
Restricted cash, non-current	—	2,500,000	5,600,000

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	7,616,555	6,341,059	57,506,919

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Notes to the consolidated financial statements
(Expressed in United States dollars)

1.	General Information
Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in the
4
subsidiaries noted below (the “Subsidiaries”),

which owned its crude and product tankers.
 The transfer was completed on November 10, 2021 in exchange for
4,774,772
newly issued common shares and
795,878
Series A
8.75
% Preferred Shares (the “Series A Preferred Shares”) in Imperial. The transfer included the issuance of a new class of Preferred Shares, which were recorded at fair value. As further discussed in Note 8, the Company also recorded a deemed contribution of $
15.1
 million representing the fair value of the Preferred Shares. On December 3, 2021, StealthGas Inc. distributed the
4,775,272
common shares and
795,878
8.75
% Series A Preferred Shares (with a liquidation preference of $
25.00
per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the
“Spin-Off”).
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
At December 31, 2022, the Company’s fleet was comprised of
10

vessels consisting of 5 medium range (M.R.) type
P
roduct tankers, 2 Suezmax crude oil tankers, 1 Aframax crude oil tanker and 2
H
andysize drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.
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
At December 31, 2022, the Company held 100% interest in the below companies, each owning one vessel.

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Clean Power Inc.	5/2/2007	Magic Wand	47,000	9/1/2008
MR Roi Inc.	5/2/2007	Clean Thrasher	47,000	27/2/2008
King of Hearts Inc.	17/3/2008	Clean Sanctuary (ex. Falcon Maryam)	46,000	14/7/2009
Tankpunk Inc.	6/1/2008	Stealth Berana	115,804	26/7/2010
Nirvana Product Trading Inc.	25/2/2022	Clean Nirvana	50,000	28/3/2022
Volume Jet Trading Inc.	25/2/2022	Clean Justice	47,000	31/5/2022
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted	160,000	3/6/2022
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia	160,000	3/6/2022
Dry Bulk International Trading and Shipping Inc.	4/7/2022	Eco Bushfire	32,000	21/9/2022
Raw Commodities and Exports Inc.	4/7/2022	Eco Angelbay	32,000	19/10/2022
Prior to the
Spin-Off,
the Company was dependent upon StealthGas Inc. for a major part of its working capital and financing requirements as StealthGas Inc. used a centralized approach to cash management and financing of its operations. Financial transactions relating to the Company were accounted for through the net parent investment account

For periods up to December 3, 2021, the consolidated statements of operations reflect expense allocations made to the Company by StealthGas Inc. for certain corporate functions and for shared services provided by StealthGas Inc. These allocations were made by StealthGas Inc. on a pro-rata
basis. See Note 3 “Transactions with Related Parties – General and administrative expenses” for further information on expenses allocated by StealthGas Inc. Both the Company and StealthGas Inc. consider the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by the Company during the periods presented.
During 2020, 2021 and 2022 four, four and two charterers, respectively, accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2020	2021	2022

A	34%	—	—
B	12%	16%	—
C	—	—	—
D	21%	—	—
E	14%	—	—
F	—	15%	—
G	—	15%	—
H	—	15%	—
I	—	—	16%
J	—	—	17%
Coronavirus Outbreak:
On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “2019-nCoV”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions, which may continue to cause trade disruptions and volatility in the commodity markets. To date there has not been any significant effect of 2019-nCoV on the Company’s operating activities. The extent to which a new wave of the 2019-nCoV will impact the Company’s future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including among others, new information which may emerge concerning the severity of the virus and the effectiveness of the actions taken to contain or treat its impact or any resurgence or mutation of the virus, the availability and effectiveness of vaccines and their global deployment. Accordingly, an estimate of the future impact cannot be made at this time.
Conflict in Ukraine:
As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. Although to date there has not been any significant effect on the Company’s operating activities other than the increase in the charter rates the Company’s tankers earned during 2022, the extent to which this conflict and the imposed sanctions will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be
made at this time.

2.	Significant Accounting Policies
Principles
of
Consolidation:
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Imperial Petroleum Inc. and its subsidiaries referred to in Note 1 from their date of incorporation/ acquisition. All inter-company balances and transactions have been eliminated upon consolidation.
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
Other comprehensive income / (loss):
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
Time Deposits:
 Time deposits held with banks with original maturities longer than three months are classified and presented as Time Deposits. In the event remaining maturities are shorter than

12
months, such deposits are classified as current assets; if original maturities are longer than
12
months, such deposits are classified as
non-current
assets.
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
Vessels, net:
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
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risks and costs of operation during the bareboat charter period. The Company’s time charter and bareboat contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 - Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter and bareboat charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer. Under bareboat charter agreements, the charterer further assumes all vessel operating expenses, dry-docking
expenses and risk of operation.

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
Deferred income mainly represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
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
Equity Compensation Plan:
Share-based compensation includes vested
and non-vested
shares that may be granted to employees of the Company, to employees of the Manager and to non-employee
directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested
shares on the grant date and a total fair value of such shares is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 14).
Dividends:
Dividends on cumulative preferred shares are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in
capital.
(Losses)/Earnings per common share:
Basic (losses)/earnings per common share are computed under
the two-class
method by dividing net income by the weighted average number of common shares outstanding during the period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive.
Offering costs:
Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in
capital, unless the offering is aborted, in which case they are written-off
and charged to earnings.
Distinguishing Liabilities from Equity:
The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” to determine the classification of certain freestanding financial instruments as either liabilities or equity. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash, be classified as a liability and accounted for at fair value. No warrants are classified as liabilities.
Recent Accounting Pronouncements:
Accounting Standards Update (“ASU”) No.
2022-06—Reference
Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. In 2020, the Board issued the ASU
No. 2020-04,
Reference Rate Reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update
2020-04
was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022, 12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1, 3, 6, and
12-month
tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The amendments in this Update apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this Update are effective for all entities upon issuance of this Update. The Company is currently evaluating the impact of this adoption in its
consolidated financial statements and related disclosures.

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
The Manager also provides crew management services to eight of the Company’s vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of

$
2,500
per vessel (the “Crew management fees”). For two of the Company’s vessels, crew management services are provided by an unrelated ship-management company.
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”).
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
The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of operations	2020	2021	2022
Management fees	Management fees – related party	503,355	527,425	1,045,640
Brokerage commissions	Voyage expenses – related party	250,241	218,192	1,202,449
Superintendent fees	Vessels’ operating expenses – related party	13,500	26,500	28,500
Crew management fees	Vessels’ operating expenses – related party	35,000	60,000	137,000
Executive compensation	General and administrative expenses	—	19,875	296,274
General and administrative expenses – Former Parent	General and administrative expenses	219,717	291,801	—
Commissions – vessels purchased	Vessels, net	—	—	1,168,000
On March 4, 2022, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Clean Nirvana” and “Clean Justice” for a total consideration of $31,000,000 (Note 4). The vessels were delivered to the Company on March 28, 2022 and May 31, 2022, respectively.
On July 7, 2022, the Company entered into memoranda of agreement with European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., companies affiliated with members of the family of the Company’s Chief Executive Officer, for the acquisition of the vessels “Eco Bushfire” and “Eco Angelbay”, respectively, for a total consideration of $39,000,000 (Note 4). The vessels were delivered to the Company on September 21, 2022 and October 19, 2022, respectively.
The related party balance with StealthGas Inc. mainly relating to collections received net of payments made on behalf of the Company was nil as at December 31, 2022 (2021: $355,023). The related party receivable balance
 with European Institute of Regional Investments Inc. mainly relating to collections received on behalf of the Company was $146,708 as at December 31, 2022 (2021: nil). The current account balance with the Manager at December 31, 2022 was a liability of $3,016,438 (2021: $1,119,055). The liability mainly represents payments made by the Manager on behalf of the
Company.

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2021	$231,766,688	$(103,077,241)	$128,689,447
Reduction in vessels improvements	(51,800)	—	(51,800)
Depreciation for the year	—	(8,674,663)	(8,674,663)

Balance as at December 31, 2021	$231,714,888	$(111,751,904)	$119,962,984

Acquisitions and improvements	118,678,560	—	118,678,560
Depreciation for the year	—	(12,290,463)	(12,290,463)

Balance as at December 31, 2022	$350,393,448	$(124,042,367)	$226,351,081

The additions during the year ended December 31, 2022 mainly relate to the acquisition of the vessels “Clean Nirvana” (Note 3), “Clean Justice” (Note 3), “Suez Enchanted”, “Suez Protopia”, “Eco Bushfire” (Note 3) and “Eco Angelbay” (Note 3).
As of December 31, 2021 and 2022, the Company performed an impairment review of its vessels, due to the prevailing conditions in the shipping industry. As a result of the impairment review, undiscounted net operating cash flows exceeded each vessel’s carrying value and therefore no impairment was recorded.
Vessels having a net book value amounting $
187,514,931
 as of December 31, 2022 have been mortgaged as collateral as security to the Company’s bank loans (Note 5).

5.	Long-term Debt

Term Loans	Drawn	December 31,
	Amount	2021	2022
Issued in November 2021 maturing in November 2026 (“term loan A”)	28,000,000	28,000,000	23,196,000

Issued in September 2022 maturing in September 2026 (“term loan B”)	17,000,000	—	16,450,000

Issued in November 2022 maturing in November 2027 (“term loan C”)	30,792,500	—	30,792,500

Total		28,000,000	70,438,500
Current portion of long-term debt		4,804,000	10,324,000
Long-term debt		23,196,000	60,114,500

Total debt		28,000,000	70,438,500
Current portion of deferred finance charges		56,384	147,462
Deferred finance charges non-current		107,029	326,577

Total deferred finance charges		163,413	474,039

Total debt		28,000,000	70,438,500
Less: Total deferred finance charges		163,413	474,039

Total debt, net of deferred finance charges		27,836,587	69,964,461
Less: Current portion of long-term debt, net of current portion of deferred finance charges		4,747,616	10,176,538

Total long – term debt		23,088,971	59,787,923

The above loans are repayable in either semi-annual or quarterly installments and a balloon payment at maturity and are secured by first priority mortgages over the vessels involved (vessels: “Magic Wand”, “Clean Thrasher”, “Clean Sanctuary”, “Stealth Berana”, “Clean Nirvana” , “Clean Justice”, “Suez Enchanted” and “Suez Protopia”), plus the assignment of the vessels’ insurances, earnings and operating and retention accounts with the lenders, and the guarantee of ship-owning companies, as owners of the vessels. Of the total facility amount of the term loan A, $25,752,729 was
provided to StealthGas Inc. as a dividend to repay its existing indebtedness which was secured by the Company’s vessels prior to the
Spin-Off
(Note 1).

The term loans include restrictions on the distribution of dividends and contain financial covenants requiring the Company to ensure that:

•	the aggregate market value of the mortgaged vessels at all times exceeds 125% of the amounts outstanding as defined in each term loan,

•	the leverage of the Company (as defined in each term loan) should not exceed 70% of total market value adjusted assets,

•	the Interest Coverage Ratio of the Company which is EBITDA (as defined in the each term loan) to interest expense to be at all times greater than 2.5:1,

•
the Company should maintain on a monthly basis a cash balance amounting to $1,005,827 as of December 31, 2022 representing a proportionate amount of the next instalment and relevant interest plus a minimum aggregate cash balance amounting to $5,600,000 in the earnings accounts with the relevant banks.

The interest rate on the outstanding loans as of December 31, 2022 is based on LIBOR for term loans A and C and on SOFR for term loan B plus a margin that ranges between

1.95
% and
2,55
%. The average interest rate (including the margin) on the above outstanding loans was
6.28
% for the year ended December 31, 2022 (2021:
2.17
%).
Bank loan interest expense for the above loans for the years ended December 31, 2020, 2021 and 2022 amounted to nil, $87,724 and $1,444,884, respectively. Interest expense is included in interest and finance costs in the consolidated statements of operations. For the years ended December 31, 2020, 2021 and 2022, the amortization of deferred financing charges amounted to nil, $32,587 and $94,004, respectively, and is included in interest and finance costs in the consolidated statements of operations.
At December 31, 2022, the Company was in compliance with all of its debt financial covenants.
The annual principal payments to be made, for the abovementioned loan, after December 31, 2022 are as follows:

December 31,	Amount
2023	10,324,000
2024	10,324,000
2025	10,324,000
2026	21,954,000
2027	17,512,500
Total	70,438,500

6.	Accrued Liabilities
Accrued liabilities consist of the following:

	As of December 31,
	2021	2022
Interest on long-term debt	92,578	463,645
Administrative expenses	94,735	372,570
Voyage expenses	158,231	527,581
Vessel operating expenses	141,130	618,510

Total	$486,674	1,982,306

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, time deposits, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents and time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.
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
The carrying values of cash and cash equivalents, restricted cash, time deposits, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities are reasonable estimates of their fair value due to the short term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of long term bank loans is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Their carrying value approximates their fair market value due to their variable interest rate, being either the LIBOR or the SOFR. LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

8.	Stockholders’ Equity
Under the Company’s articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01 per share. Following the
Spin-Off
discussed in Note 1, the Company issued a total of 4,775,272 common shares and 795,878 of 8.75% Series A cumulative redeemable perpetual preferred shares. The reported loss per common share calculations (Note 9) give retroactive effect to the issuance of the common shares as of January 1, 2020.
Common Shares:

i)	NASDAQ Notification
On June 17, 2022, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Marketplace Rule 5550(a)(2). Pursuant to Nasdaq Marketplace Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until December 14, 2022. In December 2022, the Company received formal notification from the Listing Qualification Department of the Nasdaq Stock Market notifying the Company that it has been granted an additional 180-day compliance
period, or until June 12, 2023, to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2) The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. During this time, the Company’s common stock continues to be listed and trade on the Nasdaq Capital Market.

ii)	Equity Offerings

During the year ended December 31, 2022, the Company raised $168,001,415 in gross proceeds, or $156,821,474 in net proceeds, from public offerings and from the partial exercises of warrants issued in the underwritten public offerings (details are provided below).
In the first quarter of 2022, the Company completed an underwritten public offering for 11,040,000 of its common stock and 11,040,000 Class A Warrants, each exercisable for one share of common stock at a price per share of $1.25, including full exercise of the underwriter’s overallotment option. The Company also issued the underwriters of the offering 552,000 warrants (the “February 2022 Representative Purchase Warrants”), each exercisable for one share of common stock at a price per share of $1.375. The offering resulted in gross proceeds to the Company of $13,800,000. As of December 31, 2022, an aggregate of 10,997,000 Class A Warrants had been exercised for 10,997,000 shares of the Company’s common stock, resul ting
in gross proceeds to the Company of $13,746,250.

In March 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 43,124,950 units for $1.60 per unit, each unit consisting of (i) one share of common stock of the Company
(or pre-funded warrants,
all of which were subsequently exercised for common stock, in the case of 3,900,000 units) and (ii) one Class B Warrant to purchase one share of common stock at an exercise price of $1.60 per share. The Company also issued 1,724,998 warrants to the representative of the underwriters (the “March 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 1,724,998 share of common stock at an exercise price of $2.00 per share. The offering resulted in gross proceeds to the Company of $68,999,920. In June 2022, several existing holders of Class B Warrants exercised 31,150,000 outstanding Class B Warrants to purchase an aggregate of 31,150,000 shares of common stock for cash, at an exercise price reduced by the Company from $1.60 per share to $0.70 per share, resulting in gross proceeds to the Company of $21,805,000. The exercising holders also received an aggregate of 31,150,000 Class D Warrants to purchase up to an aggregate of 31,150,000 shares of common stock at an exercise price per share of $0.80. The Company treated this warrant inducement transaction as a warrant modification and has recognized the incremental fair value of $2,943,675 of the Class D Warrants as a deemed dividend. As the Company was in an accumulated deficit position at the time of the transaction, the offsetting amount has been recorded against additional paid-in-capital.
As of December 31, 2022, an aggregate of 31,322,950 Class B Warrants had been exercised for 31,322,950 shares of the Company’s common stock, resulting in gross proceeds to the Company of $22,081,720.
In May 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 83,636,362 units for $0.55 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) one Class C Warrant to purchase one share of common stock at an exercise price of $0.55 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 2,090,909 share of common stock at an exercise price of $0.6875 per share. The offering resulted in gross proceeds to the Company of $45,999,999. As of December 31, 2022, an aggregate of 5,357,500 Class C Warrants had been exercised for 5,357,500 shares of the Company’s common stock, resulting in proceeds to the Company of $2,946,625.
In December 2022, the Company completed a public offering of
1,474,200

shares of common stock, resulting in gross proceeds to the Company of $
426,901
. In January 2023, February 2023 and March 2023, the Company completed a public offering of
49,305,937
 shares of common stock, resulting in gross proceeds to the Company of $
12,095,255.
The Company in its assessment for the accounting of the warrants issued during the year ended December 31, 2022 has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.
As of December 31, 2022, the number of common shares that can potentially be issued under outstanding warrants are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	43,000
Class B	11,802,000
Class C	78,278,862
Class D	31,150,000

Total	121,273,862

An aggregate of
4,367,907 additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.
Each outstanding common share is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of common shares (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably
in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued common shares are fully paid for and non-assessable.

Preferred Shares: The table below presents a summary of preferred shares outstanding as of December 31, 2021.

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying Value (1)	Dividend Rate
Series A	8.75% Cumulative Redeemable Perpetual	November 10, 2021	795,878	$ 25	$7,959	8.75% per annum of the Liquidation Preference per share

Total			795,878		$7,959

(1)	There are no issuance costs.
The table below presents a summary of preferred shares outstanding as of December 31, 2022.

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying Value (1)	Dividend Rate
Series A	8.75% Cumulative Redeemable Perpetual	November 10, 2021	795,878	$25	$7,959	8.75% per annum of the Liquidation Preference per share

Series B	Series B Preferred Shares	October 21, 2022	16,000	0.01	160	No dividend rights

			811,878		$$8,119

(1)	There are no issuance costs.

8.75%	Series A cumulative redeemable perpetual preferred shares:
Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by the Company’s board of directors out of legally available funds for such purpose, cumulative cash dividends from the date of the
Spin-Off.
Dividends on the Series A Preferred Shares will accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Shares. The dividend rate is not subject to adjustment. Dividends are payable on the 30th day of March, June, September and December of each year. In December 2021, the Company declared and paid dividends amounting to $130,574 ($0.1640625 per share) on its Series A preferred shares relating to the period from December 3, 2021 to December 29, 2021. Aggregate dividends of $1.7 million were paid on the Company’s 795,878 Series A Preferred Shares ($0.1640625 per share) during the year ended December 31, 2022.
In the event of any liquidation, dissolution or
winding-up
of the Company’s affairs, whether voluntary or involuntary, holders of the Series A Preferred Shares will have the right to receive the liquidation preference of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of payment, whether or not declared, before any payments are made to holders of the Company’s common shares or any other junior securities.
The Series A Preferred Shares represent perpetual equity interests in the Company. The Company has no obligation to redeem or repurchase any Series A Preferred Shares at any time. The Series A Preferred Shares will be subject to redemption, in whole or from time to time in part, at the Company’s option commencing on June 30, 2022.
Holders of the Series A Preferred Shares generally have no voting rights. However, if and whenever dividends payable on the Series A Preferred Shares are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Shares (voting together as a class with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable) will, subject to certain exceptions, be entitled to elect one additional director to serve on the Company’s board of directors unless the size of the board of directors already has been increased by reason of the election of a director by holders of Parity Securities upon which like voting rights have been conferred. This right will continue until the Company pays, or declares and sets apart for payment, all cumulative dividends on the Series A Preferred
Share
s.

Furthermore, the Company determined the fair value of the 8.75% Series A cumulative redeemable perpetual preferred shares to be $15,121,682 based on the first trading day closing price on December 7, 2021 of these shares on the Nasdaq Capital Market in which they trade under the symbol “IMPPP” and reflected the amount within additional paid-in
capital. The fair value of these shares was determined using Level 1 items in accordance with the fair value hierarchy.
Series B preferred shares:
On October 21, 2022, the Company entered into a stock purchase agreement and issued 16,000 shares of its newly-designated Series B Preferred Shares, par value $0.01 per share, to its Chairman and Chief Executive Officer, Harry Vafias, considered a related party, in return for cash consideration of $200,000. The issuance of the Series B preferred shares was approved by an independent committee of the board of directors of the Company which received a fairness opinion from an independent financial advisor that the transaction was fair from a financial point of view to the Company. Each series B preferred share entitles the holder to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of series B preferred shares may exercise voting rights pursuant to series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99
% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. The holder of series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The series B preferred shares are not convertible into common shares or any other security, are not redeemable, are not transferable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the series B preferred shares will rank pari-passu with the common shareholders and shall be entitled to receive a payment equal to the par value of $
0.01
 per share. The Series B preferred holder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

9.	(Loss)/Earnings per share
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share give effect to all potentially dilutive securities. All of the Company’s shares
(including non-vested
restricted stock issued under the equity compensation plan) participate equally in dividend distributions and in undistributed earnings.
The Company applies
the two-class
method of computing earnings per share (EPS) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested
restricted stock as well as undistributed earnings allocated to non-vested
stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method.
The denominator of the basic earnings per common share excludes any non-vested shares
as such they are not considered outstanding until the time-based vesting restriction has elapsed.
For purposes of calculating diluted earnings per share, dividends declared during the period for non-vested
restricted stock and undistributed earnings allocated
to non-vested stock
are not deducted from net income as reported since such calculation assumes non-vested restricted
stock is fully vested from the grant date.
The Company calculates basic and diluted (loss)/earnings per share as follows:

	Year Ended December 31,
	2020	2021	2022
Numerator
Net (loss)/income	(393,761)	(3,639,979)	29,510,928
Less: Cumulative dividends on Series A Preferred Shares	—	(140,246)	(1,740,983)

Less: Deemed dividend on warrant inducement (Note 8)	—	—	(2,943,675)

Less: Undistributed earnings allocated to non-vested shares	—	—	(61,899)

Net (loss)/income attributable to common shareholders, basic	(393,761)	(3,780,225)	24,764,371

Denominator
Weighted average number of shares outstanding, basic	4,775,272	4,775,272	128,384,995

Weighted average number of shares outstanding, diluted	4,775,272	4,775,272	128,773,970

(Loss)/Earnings per share, basic and diluted	(0.08)	(0.79)	0.19

As of December 31, 2022, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have an anti-dilutive effect, are any incremental shares of unexercised warrants and non-vested
share awards, calculated with the treasury stock method. As of December 31, 2022, the aggregate number of unexercised warrants were
125,641,769 including Representative Purchase Warrants (Note 8), and the aggregate number of unvested shares was 2,857,142. There were no dilutive securities for the years ended December 31, 2020 and 2021.

10.	Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31
	2020	2021	2022
Time charter revenues	9,669,520	10,813,545	26,331,752
Bareboat revenues	2,967,678	2,717,105	1,906,328
Voyage charter revenues	7,626,883	3,679,869	67,957,871
Other income	37,971	152,150	823,927

Total	20,302,052	17,362,669	97,019,878

Time charter agreements may have renewal options for one to 12 months. The related charter hire is generally payable in advance. The time charter party generally provides typical warranties regarding the speed and the performance of the vessel as well as some owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws, and carry only lawful and non-hazardous
cargo. The Company may enter into time charters ranging from one month to twelve months and in isolated cases on longer terms depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject only to the owner protective restrictions discussed above.
Vessels may also be chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of moving cargo from a loading port to a discharge port. A significant portion of the voyage hire is typically paid upon the completion of the voyage.
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2020, 2021 and 2022 was $1.0 million, $0.9 million and $7.0 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2021 and December 31, 2022, receivables from the Company’s voyage charters amounted to $0.5 million
and
$62 million, respectively.
As of December 31, 2021 and 2022, the Company recognized nil and $240,002, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2021 and 2022, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to nil and $15.0 million, respectively. The Company will recognize the undelivered performance obligation as of December 31, 2022 as revenues in the first quarter of 2023.

11.	Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
Vessels’ Operating Expenses	2020	2021	2022
Crew wages and related costs	3,804,598	4,321,751	8,592,098
Insurance	290,866	323,719	780,973
Repairs and maintenance	1,227,639	845,200	2,474,586
Spares and consumable stores	1,015,100	1,181,483	2,901,979
Miscellaneous expenses	822,391	760,874	1,643,500

Total	7,160,594	7,433,027	16,393,136

12.	Income Taxes
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

•
From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of its business, principally relating to personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Currently, the Company is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time charter contracts as of December 31, 2022, amount to $8,133,542 during the year ending December 31, 2023.

14. Equity Compensation Plan
In 2021 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock that may be issued with respect to awards granted under this Plan cannot exceed 10% of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. As of December 31, 2022,
a
total of 2,857,142 restricted shares had been granted under the Plan since the first grant in the fourth quarter of 2022 (2021: nil).
Restricted shares
On November 21, 2022, the Company granted $1,000,000
 worth of shares of the Company’s common stock under the Plan to the Company’s CEO. The number of shares awarded was determined based on the closing price at the grant date i.e. on November 21, 2022 which was equal to $
0.35. 1,428,571 of the restricted shares vest on July 17, 2023 and the remaining 1,428,571 of the restricted shares vest on July 15, 2024.
Furthermore, on November 21, 2022, the Company determined the grant of $1,000,000 worth of shares of the Company’s common stock under the Plan to employees of the Company, employees of the Manager or other persons providing services to the Company (other than officers or directors of the Company) as the Company’s CEO shall determine, but no later than November 21, 2023, in accordance with and subject to the terms and conditions of the Plan, which will be subject to a vesting period of up to 3 years as determined by the Company’s CEO at the time of the grant. Shares to be awarded will be determined based on the closing price at the grant date. No shares were granted as of December 31, 2022.
4,205,882
shares were granted subsequent to December 31, 2022.
All unvested restricted shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. Until the forfeiture of any restricted shares, the grantee has the right to vote such restricted shares, to receive and retain all regular cash dividends paid on such restricted shares and to exercise all other rights provided that the Company will retain custody of all distributions other than regular cash dividends made or declared with respect to the restricted shares.
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends in the years ended December 31, 2020, 2021 and 2022.
Management has selected the accelerated method with respect to recognizing stock based compensation expense for restricted share awards with graded vesting because it considers this method to better match expense with benefits received.
The stock based compensation expense for the
non-vested
shares for the years ended December 31, 2020, 2021 and 2022 amounted to nil, nil and $117,256, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
No non-vested
shares existed as of December 31, 2020 and 2021. A summary of the status of the Company’s non-vested restricted
shares as of December 31, 2022, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2021	—	—
Granted	2,857,142	0.35
Non-vested, December 31, 2022	2,857,142	0.35
No shares vested during any of the periods presented. The remaining unrecognized compensation cost relating to the shares granted amounting to $882,744 as of December 31, 2022, is expected to be recognized over the remaining period of 1.5 years, according to the contractual terms of those non-vested share
awards.
15. Subsequent events
On February 14, 2023, the Company entered into memoranda of agreement with Grace International Marine Investments Inc. and Compagnie D’Investissements Inc., companies affiliated with members of the family of the Company’s Chief Executive Officer, for the acquisition of the vessels “Eco Wildfire” and “Glorieuse”, respectively, for a total consideration of $25.5 million in cash and 13,875 shares of its newly-designated Series C Preferred Shares.
The vessel “Glorieuse” was delivered to the Company on March 27, 2023, and the vessel “Eco Wildfire” was delivered to the Company on March 28, 2023
.
On March 10, 2023 the Company prepaid $
23.2
 million representing the then outstanding balance of the term loan A (Note 5) using cash on hand and the related mortgage of the vessels “Magic Wand”, “Clean Thrasher”, “
Clean Sanctuary
” and “Stealth Berana” was released.