Form 20-F
period 2023-12-31
Imperial Petroleum Inc./Marshall Islands
filed 2024-04-12
CIK 1876581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 was: 29,812,755 shares of Common Stock, par value $0.01 per share, and 795,878 shares of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, and 16,000 shares of Series B Preferred Stock, par value $0.01 per share.
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

All share amounts reflect the 1-for-15 reverse split of the Common Stock effected by the Company on April 28, 2023.

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

All statements in this report that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions including the conflict in Ukraine and related sanctions, the war in Gaza and ongoing attacks by Houthis in the Red Sea and Gulf of Aden;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the maritime transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world tanker fleet and drybulk fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, along with various ongoing geopolitical pressures such as the conflict in Ukraine and the related global response, the war in Gaza and the ongoing attacks by Houthis in the Red Sea and Gulf of Aden;

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

•

Economic and political factors, including increased trade protectionism and tariffs, imposed sanctions such as the sanctions imposed on Russian oil trade and health crises, such as the COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products.

•	An over-supply of tankers or drybulk carriers may lead to a reduction in charter rates, vessel values and profitability.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflict in Ukraine and related sanction, the war in Gaza and attacks by Houthi Rebels in the Red Sea and Gulf of Aden, which may interfere with the operation of our vessels.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

•	The market values of tankers and drybulk carriers are volatile and over time may fluctuate significantly.

•	Technological innovation could reduce our charter hire income and the value of our vessels.

•	Changes in fuel, or bunker, prices may adversely affect profits.

•	Risks involved with operating maritime vessels could affect our business and reputation, which would adversely affect our revenues and stock price.

•	Governments could requisition our vessels during a period of war or emergency, and maritime claimants could arrest our vessels.

Risks Related To Our Business

•	The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

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

•

If in the future we again incur debt, the future loan agreements we enter into for such, whether to finance the expansion of our fleet or raise funds by taking loans against our existing vessels which are currently unencumbered, are likely to contain restrictive covenants that may limit our liquidity and corporate activities.

•

The market values of our vessels may decrease, which could cause us to breach covenants in any future credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

•

The book value of some of our vessels is currently higher than their market value, and if we sell a vessel at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value, which would result in a reduction in our profits.

•	We may incur debt in the future, and a significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand tankers we agree to acquire could harm our operating results.

•	We may become exposed to volatility in interest rates, including SOFR.

•	We may enter into derivative contracts to hedge exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

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

Risks Related To Our Common Stock

•	The market price of our common stock has fluctuated and may continue to fluctuate in the future, and we may continue not to pay dividends on our common stock.

•

Our stockholders may experience future dilution as a result of future equity offerings and other issuances of our common stock, preferred stock or other securities. In addition, we may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree.

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

Risks Related To Our Series A Preferred Stock

•	Our Series A Preferred Stock are subordinated to any future debt obligations and investors’ interests could be diluted by the issuance of additional preferred shares and by other transactions.

•	Holders of our Series A Preferred Stock have extremely limited voting rights.

•	The Series A Preferred Stock represents perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

Risks Related To Our Industry

The tanker industry is cyclical and volatile, which may adversely affect our earnings and available cash flow.

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for crude oil and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and this conflict, as well Houthi attacks on vessels, are disrupting trade patterns, including shipping in the Black Sea, the Red Sea, Gulf of Aden and elsewhere, and the impact of these events on energy prices and tanker rates, which initially have increased, is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

•	environmental regulations that may affect the technology and fuel of vessels

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of vessel casualties;

•	technological advances in tanker design and capacity;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing for new vessels and shipping activity;

•	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	price of steel and vessel equipment;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation

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

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2021, charter rates for dry bulk vessels stood at the highest levels since 2008. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2022 compared to 2021, and saw a further decline in 2023, principally as a result of an uncertain world economy, and an unstable Chinese economy, which is the main market for dry cargo vessels. However from the fourth quarter of 2023 we saw an improved dry market as Chinese economic stimulus packages started to take effect, combined with reduced capacity in the Panama Canal leading to vessels taking significantly longer routes than normal. The currently historically low orderbook for dry cargo vessels will also likely have a positive effect on the BDI in 2024 and 2025. On April 1, 2024, the BDI stood at 1,821 compared to 1,402 one year earlier.

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

•

global and regional economic and political conditions, including weather, natural or other disasters (such as the COVID-19 pandemic), armed conflicts (including the conflicts in Ukraine and Gaza and Houthi attacks in the Red Sea and Gulf of Aden), terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the location of regional and global exploration, production and manufacturing facilities of the sourcing materials and the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars, including the conflict in Ukraine and Gaza;

•	natural disaster and weather;

•	trade disputes or the imposition of tariffs on various commodities or finished goods tariffs on imports and exports that could affect the international trade; and

•	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;

•	availability of financing for new vessels;

•

the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	health crises, such as the COVID-19 pandemic, and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;

•	port and canal congestion;

•	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;

•	sanctions;

•	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources.

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

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine and ongoing Houthi attacks on vessels in the Red Sea and Gulf of Aden, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including the Israeli-Palestinian conflict, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The Company is still taking ships through the Suez Canal, and there is a high risk that Houthis might attack our vessels. Although our vessels are insured, there is a risk that insurers may deny cover, or delay payment if an attack does take place, which attack could destroy our ships or partially damage them. The IMO’s extraordinary council session held on 10th and 11th March 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charters and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the US, the EU, the UK and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions caused in the conflict zone, escalating tensions among the two countries and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade at high levels. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the drybulk carrier and tanker markets and the world economy. While we do not have any Ukrainian or Russian crew, our vessels currently do sail in the Black Sea and we otherwise conduct limited operations in Russia and Ukraine, it is possible that the conflict in Ukraine, including any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance.

Political uncertainty and an increase in trade protectionism could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism from China, other countries in the Asian region, the United States or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the economic downturn returns, or if the regulatory environment otherwise dictates, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism affecting the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of domestic charterers and domestically owned ships and (ii) an increase in the risks associated with importing goods to such markets. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China. Further, on January 23, 2017, former President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Further, in January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Throughout 2018 and 2019, former President Trump called for substantial changes to foreign trade policy with China and raised, and proposed to further raise in the future, tariffs on several Chinese goods in order to reverse what he perceived as unfair trade practices that have negatively impacted U.S. businesses. The announcement of such tariffs has triggered retaliatory actions from foreign governments, including China, and may trigger retaliatory actions by other foreign governments, which resulted in a “trade war.” The trade war has had the effect of reducing the supply of goods available for import or export and has therefore resulted in a decrease in demand for shipping. On January 15, 2020, the United States and China signed the Phase One Deal, agreeing to the rollback of tariffs, expansion of trade purchases, and renewed commitments on intellectual property, technology transfer, and currency practices deescalating the trade war. Under the Phase One Deal the U.S. has committed to reduce tariffs from 15 % to 7.5% on US$120 billion worth of goods and China has agreed to halve tariffs on 1,717 U.S. goods, lowering the tariff on some items from 10% to 5%, and others from 5 % to 2.5%, which both took effect on February 14, 2020. U.S. President Biden has stated that there are no immediate plans to cancel the Phase One Deal, but the administration is expected to make changes to the U.S.-China tariff policies.

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

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down and, as of March 31, 2024, was trading above $81 per barrel. Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, this could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. A slowdown in the global economy would also negatively affect the demand for products and commodities transported by dry bulk vessels, which would then negatively affect the charter rates for such vessels. The war in Ukraine is also impacting trade flows on drybulk vessels and for a range of commodities. Some of these changes in trade flows could positively affect the demand for vessels, other trade flow changes might negatively affect the vessel demand, such as reduced grain exports ex Ukraine. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

In addition, our vessels carry lawful cargoes originating in Russia, in compliance with existing sanctions, oil majors and other charterers may elect not to charter our vessels simply for doing business with companies that do lawful business in Russia. In addition, it may not be possible for us to obtain war risk insurance for any vessel loading Russian origin cargoes, in which case our vessels would not be allowed to call Russian ports and thereby impacting the vessels’ future trading pattern and earnings.

The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

Global economic conditions may negatively impact the shipping industry.

The world economy is currently facing a number of ongoing challenges, as a result of recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, Venezuela, Gaza, the Red Sea, North Africa and Ukraine. The periodic weaknesses in the global economy in recent years have caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions.

The U.K. formally exited the EU on January 31, 2020 (informally known as “Brexit). On December 24, 2020, the U.K. and EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was entered into force on May 1, 2021 following ratification by the EU. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the U.K. and in wider European markets for some time. Brexit’s long-term effects will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls of other EU member states’ governments to consider withdrawal. These developments and uncertainties, or the perception that they may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. The foregoing factors could depress economic activity and restrict our access to capital, causing a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

Economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. We expect that a substantial portion of our business will continue to involve port calls in China or Chinese counter parties. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and any financial institutions with whom we enter into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

While global economic conditions have generally improved, relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk, tankers and other shipping sectors, including, among other things; low charter rates, particularly for vessels employed on short-term time charters or in the spot market; decreases in the market value of dry bulk and tanker vessels and limited secondhand market for the sale of vessels; limited financing for vessels; widespread loan covenant defaults; and declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic caused demand for oil and oil products to stagnant. In the event that the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. Also, if oil prices decline to levels that are uneconomic for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline or remain at low levels, as they did from the second half of 2020 until the third quarter of 2022.

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

As of December 31, 2023, the book value of four out of nine vessels, was higher than their market value. Although we believe that, with respect to each of these vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows, if we sell vessels at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values or anticipated future cash flows experience further declines, we may have to record an impairment charge in our financial statements, which would also result in a reduction in our profits. If we in the future again incur indebtedness and subsequently the market value of our fleet declines, we may not be in compliance with certain provisions of any such potential future loan agreements obtained for fleet expansion or financing of existing vessels. If we obtain future financing and the market value of our fleet declines, we may be unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

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

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service any future indebtedness, which could have a material adverse effect on our financial condition and results of operations.

If we cannot meet our charterers’ quality and compliance requirements, including regulations or costs associated with the environmental impact of our vessels, we may not be able to operate our vessels profitably which could have an adverse effect on our future performance, results of operations, cash flows and financial position.

Customers have a high focus on quality, emissions and compliance standards with their suppliers across the entire value chain, including shipping and transportation. There is also increasing focus on the environmental footprint of marine transportation. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations, and are subject vetting processes conducted by prospective charterers. In addition, RightShip, which is a voluntary compliance requirement but a desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry. If we or our manager, or other affiliated entities, including Stealth Maritime, Brave Maritime, StealthGas or C3is Inc., are rated low or otherwise perform poorly on RightShip evaluations or other vetting processes conducted by charterers, it could lead to the loss of approval to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our continuous compliance with existing and new standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels and/or a continuous decrease in the quality concerning one or more vessels occurring over time. For instance, in June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”). If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charters, if we are able to do so at all. Non-compliance by us, either suddenly or over a period of time, or an increase in requirements by our charterers above and beyond what we deliver, may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

We are subject to regulations and liability under environmental laws that require significant expenditures, which can affect the ability and competitiveness of our vessels to trade, our results of operations and financial condition.

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, BWTS implementation, GHG emissions, etc. As a result, significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and secondhand vessels that meet these requirements. See “Business-Environmental and Other Regulations” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection, and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resource, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature would have a material adverse effect on our business, financial condition and results of operations.

Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024 with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. Compliance with the maritime EU ETS may result in additional compliance and administration costs. These or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our fleet is currently classed with Lloyds Register of Shipping, Bureau Veritas, Registro Italiano Navale (RINA) and American Bureau of Shipping (ABS).

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships or, possibly, another vessel managed by Stealth Maritime.

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

Risks Related To Our Business

Our fleet consists of nine tankers and two drybulk carriers. The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our fleet consists of six product tankers, three crude oil tankers and two drybulk carriers. Unless and until we identify and acquire additional vessels, we will depend upon these vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable charter or otherwise, our business, results of operations financial condition and ability to pay dividends on our common stock, if any, and Series A Preferred Stock could be materially adversely affected.

In addition, due to the relatively small size of our fleet we may face additional difficulty arranging debt financing from lenders to fund the expansion of our fleet, or obtain loan against existing vessels which are currently unencumbered, on favorable terms or at all and achieving acceptance from oil majors and other charterers, which increasingly seek to do business with established shipping companies with substantial resources.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all our revenues.

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the refined petroleum product tanker sector, crude oil tanker sector and the drybulk sector, of the shipping industry and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on bareboat or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

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

As of April 1, 2024, nine of our vessels were operating in the spot market. We may employ more vessels on time and bareboat charters in the future, and to the extent we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters durng a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates. Conversely, spot rates are volatile and cyclical and may decline substantially.

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

As of April 1, 2024, we had both of our handy size dry bulk carriers employed on time charters expiring in April 2024 and all of our tanker vessels employed in the spot market. We are exposed to prevailing charter rates in the product tanker, crude tanker and drybulk carrier sectors, including with respect to our vessels operating in the spot market and when our vessels’ existing time charters expire, and to the extent the counterparties to our fixed-rate time charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers, due to the small size of our fleet, for our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of charterers. For the year ended December 31, 2021, we had four customers from which we derived 61% of our revenues and for the year ended December 31, 2022, we had two customers from which we derived 33% of our revenues, and for the year ended December 31, 2023, we had 1 customer from which we derived 21% of our revenues. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to the increasing financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Our receipt of the $38.7 million remaining balance of the sales price for our former Aframax tanker depends on the ability of C3is Inc. to pay us such amount.

In July 2023, we sold an Aframax tanker to C3is Inc. for cash consideration of $43 million, of which $4.3 million was received by us upon delivery of the vessel on July 14, 2023 and the $38.7 million balance is payable to us by July 14, 2024. If C3is Inc., which has only operated as a separate company since we spun it off in June 2023 and has a small fleet with limited cash resources, is unable to fund this payment obligation, which is unsecured, we may not receive these funds on time or at all. Our ability to collect these funds in the event of such a payment default, whether through litigation or otherwise, could be uncertain, costly and time consuming.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers and drybulk carriers have been built since our vessels, which have an average age of 14.8 years as of April 1, 2024, were constructed and tankers and drybulk carriers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers.

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

Our fleet’s average age, which was approximately 14.8 years, as of April 1, 2024, with our tankers having an average age of 15.7 years and our drybulk carriers having an average age of 11.0 years, which is above the average age of the global tanker fleet and only somewhat below the average age of the global drybulk carrier fleet, respectively. As our vessels age we may have difficulty competing with younger, more technologically advanced vessels for charters from oil majors and other top-tier charterers. In general, the costs to maintain a tanker or drybulk carrier in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed tankers or drybulk carriers, as applicable, due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly oil majors and other top tier charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 1, 2024, the vessels in our fleet had an average age of approximately 14.8 years, with our tankers having an average age of 15.7 years and our drybulk carriers having an average age of 11.0 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

Any future financing arrangements may contain restrictive covenants that may limit our liquidity and corporate activities.

As of December 31, 2023 and the date of this report, we did not have any outstanding indebtedness. Secured bank debt is common in the shipping industry, however, and we may incur indebtedness in connection with any further expansion of our fleet or the financing of existing vessels. We expect our future financing arrangements may impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

We expect that any future credit facilities will require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. As a result of the restrictions in our future financing arrangements we may enter into with respect to future vessels which we have yet to identify, we may need to seek permission from our lenders in order to engage in some corporate actions. Our future lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

If in the future we again incur debt, a failure by us to meet our payment and other obligations contained in the agreements for such indebtedness, including our financial covenants and security coverage requirement, could lead to defaults under any future secured loan agreements. Our lenders could then accelerate our indebtedness outstanding at such time and foreclose on any vessels in our fleet mortgaged thereunder. The loss of our vessels would mean we could not run our business.

The market values of our vessels may decrease, which could cause us to breach covenants in any future credit facilities, and could have a material adverse effect on our business, financial condition and results of operations.

Any future credit facilities, which likely would be secured by liens on our vessels, we enter into will likely contain various financial covenants, including requirements that relate to our financial condition, operating performance and liquidity. For example, we may be required to maintain a maximum consolidated leverage ratio that is based, in part, upon the market value of the vessels securing the applicable loan, as well as a minimum ratio of the market value of vessels securing a loan to the principal amount outstanding under such loan. The market value of drybulk carriers and tankers is sensitive to, among other things, changes in the drybulk carrier and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk carrier charter rates or tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Lower charter rates coupled with the difficulty in obtaining financing for vessel purchases have adversely affected drybulk carrier and tanker values in the recent past. If we face similar conditions in the future, this could lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment charge e in our financial statements which would adversely affect our financial results and could further hinder our ability to raise capital.

If in the future we again incur debt, a failure to comply with the covenants contained in such debt agreements and/or obtain covenant waivers or modifications could result in the lenders thereunder requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down indebtedness to a level where we were in compliance with such loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If in the future we incur debt and such indebtedness is accelerated, we may not be able to refinance this debt or obtain additional financing and could lose our vessels if our lenders foreclosed on their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with loan agreements for debt we may incur in the future.

Our ability to obtain debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers, as well as the perceived impact of emissions by our vessels on the climate.

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

An incurrence of a significant amount of debt may adversely affect us and our cash flows.

As of December 31, 2023 and the date of this report, we did not have any outstanding indebtedness. We may, however, incur indebtedness in connection with any further expansion of our fleet or the financing of existing vessels. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. In addition, dividend payments on our Series A Preferred Stock will reduce cash available for growth of our fleet, working capital and dividends, if any, on our common stock. Additionally, any increases in interest rate levels, may increase the cost of servicing any potential future indebtedness.

To finance our future fleet expansion program beyond our current fleet, we may incur secured debt. We would have to dedicate a portion of our cash flow from operations to pay the principal and interest on such future debt. These payments would limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service any such debt could lead to acceleration of such debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness would expose us to increased risks if the demand for oil, oil-related or drybulk marine transportation decreases and charter rates and vessel values are adversely affected.

We may become exposed to volatility in interest rates, including SOFR.

To the extent we enter into credit facilities in the future to finance our fleet, we expect that the loans advanced under such credit facilities would be advanced at a floating rate based on SOFR. Interest rates have increased recently, after a long period of relative stability at historically low levels, and have been volatile in past years, which can affect the amount of interest payable on floating rate debt, and which, in turn, could have an adverse effect on our earnings and cash flow during periods in which we have such debt. Interest rates were at historically low levels for an extended period of time and may continue to increase from these past low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to any credit facilities and or other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

Any derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under any future credit facilities which are advanced at floating rates. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent any interest rate swaps we may enter into do not qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as accounting hedges, will be recognized in “Accumulated other comprehensive income” on our statement of equity. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans may be advanced at a floating rate.

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

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During 2021, 2022 and 2023, we experienced moderate inflationary cost increases in vessel operating expenses mainly in spares and stores, before such cost increases peaked in late 2022 and followed a slower growth in 2023. In 2022 our main cost driver was the increase in the number of our vessels as well as the effect of COVID-19 pandemic on crew costs. In 2023 our main cost driver was the average increase of our fleet by approximately three vessels. In an inflationary environment such as the current economic environment and depending on the tanker and drybulk industries specific conditions and market cycles, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. See “Item 5. Operating and Financial Review and Prospects—Inflation.”

We are dependent on our relationship with Stealth Maritime.

Stealth Maritime serves as commercial and technical manager for all of the vessels in our fleet . We are accordingly dependent upon our fleet manager, Stealth Maritime, for:

•	the administration, chartering and operations supervision of our fleet;

•	our recognition and acceptance as owners of product and crude oil carriers, including our ability to attract charterers;

•	our ability to obtain vetting approval from oil majors;

•	relations with charterers and charter brokers;

•	operational expertise; and

•	management experience.

The loss of Stealth Maritime’s services or its failure to perform its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations, including the potential loss of oil major approvals to conduct business with us and in turn our ability to employ our vessels our charters with such oil majors. Although we may have rights against Stealth Maritime if it defaults on its obligations to us, you would have no recourse against Stealth Maritime. In addition, in such a case or if our management agreement were to be terminated we might not be able to find a replacement manager on terms as favorable as those currently in place with Stealth Maritime. Further, we expect that we will need to seek approval from our future lenders to change our manager. We are not permitted to change our commercial or technical our manager from Stealth Maritime, or to allow Stealth Maritime to subcontract or delegate commercial or technical management, without the prior written consent of our lenders.

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

Our officers face conflicts in the allocation of their time to our business. In addition, the fiduciary duties of our officers and directors may conflict with those of the officers and directors of StealthGas, C3is and/or its affiliates.

Our Chief Executive Officer is involved in other business activities not associated with us, which may result in his spending less time than is appropriate or necessary to manage our business successfully. In particular, Mr. Vafias, who functions as our Chief Executive Officer and President, also provides services in similar capacities for StealthGas and is a significant stockholder of StealthGas, and is the Non-Executive Chairman of C3is Inc. Our officers are not required to work full-time on our affairs and also perform services for StealthGas, C3is Inc. and its affiliates. As a result, there could be material competition for the time and effort of our officers who also provide services to StealthGas, C3is and its affiliates, which could have a material adverse effect on our business, results of operations and financial condition. See “Item 6. Directors, Senior Management and Employees”.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, some of our officers and directors also serve as executive officers and/or directors of StealthGas and C3is Inc.. As a result, these individuals have fiduciary duties to manage the business of StealthGas, C3is Inc. and its affiliates in a manner beneficial to such entities and their stockholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to StealthGas, C3is Inc. and us are in conflict. There may also be other business opportunities for which StealthGas and C3is Inc. may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business.

Companies affiliated with us or our management, including StealthGas, C3is Inc. Stealth Maritime and Brave Maritime, may manage or acquire vessels that compete with our fleet.

Entities affiliated with other members of the Vafias family own vessels that operate in various sectors of the shipping industry, including a number of product and crude oil tankers and drybulk carriers, which are managed by Stealth Maritime and/or Brave Maritime. It is possible that StealthGas, C3is Inc., Stealth Maritime or other companies affiliated with the Vafias family or Stealth Maritime, including Brave Maritime, could, in the future, agree to acquire or manage additional vessels that compete directly with ours and may face conflicts between their own interests and their obligations to us. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels in which these persons or entities have an interest. Accordingly, our management and our manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. These conflicts of interests may have an adverse effect on our business and your interests as stockholders.

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. For instance, we acquired an aggregate of eight vessels from entities affiliated with the family of our Chief Executive Officer since 2022, and sold one vessel to C3is Inc. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our shares, as well as our financial position, results of operations and our future prospects.

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

In addition, the refund guarantors under any newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact our acquisition of vessels and may materially and adversely affect our operations and our obligations under any of our future credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 1, 2024, the average age of the vessels in our fleet was approximately 14.8 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us, some of which can conflict with one another, as is the case, for instance, with certain sanctions issued by U.S., E.U. and U.K. These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. Some sanctions may also apply to transportation of goods (including crude oil) originating in sanctioned countries (particularly Iran, Venezuela and Russia), even if the vessel does not travel to those countries, or is otherwise acting on behalf of sanctioned persons. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition, detecting, investigating and resolving such cases of actual or alleged violations may be expensive and time consuming for our senior management.

For example, in 2023 our tanker vessels made 26 voyages carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga, for which 3.7% of our fleet calendar days were spent in these Russian ports, and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay our outstanding indebtedness secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, if ships managed by Stealth Maritime or Brave Maritime, including those not owned by us, and ships owned by an affiliated entity of Stealth Maritime or Brave Maritime, including StealthGas and C3is were deemed to have violated sanctions or other laws and regulations, we could face similar consequences, including an inability to charter, insure or sell our ships, if we, such affiliated entities or our ships are blacklisted by authorities.

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

Risks Related to Taxation

A change in tax laws in any country in which we operate or loss of a major tax dispute or a successful tax challenge to our operating structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development, which contemplates a global minimum tax rate of 15% calculated on a jurisdictional basis, subject to exemptions including for qualifying international shipping income.

In addition, if any tax authority successfully challenges positions we may take in tax filings, our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

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

On the basis of the foregoing assumptions, we do not believe that we will be a PFIC for 2023. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2023. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2023 or a subsequent year.

In addition, although we do not believe that we will be a PFIC for 2023, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2023 or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders and warrant holders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of United States Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our common stock. Similar rules would apply to holders of our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants. See “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of United States Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our common stock by United States stockholders, which could lower the price of our common stock and adversely affect our ability to raise capital.

Risk Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and if we elected to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that we only have two independent members on our audit committee whereas a domestic U.S. company would be required to have three independent members on its audit committee and, in lieu of obtaining stockholder approval prior to the issuance of certain designated securities issuances, the Company will comply with provisions of the Marshall Islands Business Corporations Act providing that the Board of Directors approves share issuances. To the extent we rely on these or other exemptions you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

As a newly-incorporated company that became publicly traded on December 3, 2021, there is currently only one analyst covering the Company. The trading market for our common stock and Series A Preferred Stock will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

The market price of our common stock may be subject to significant fluctuations.

The market price of our common stock may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;

•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry, and the product and crude oil tanker and drybulk sectors in particular;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

•	changes in government and other regulatory developments;

•	additions or departures of key personnel;

•	general market conditions and the state of the securities markets; and

•	domestic and international economic, market and currency factors unrelated to our performance.

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

The market price of our common stock could decline due to sales, or the announcements of proposed sales, of a large number of shares of common stock, including those issuable exercise of our outstanding warrants, in the market, including sales of common stock by our large stockholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of common stock or other equity-related securities would have on the market price of our common stock.

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

Our common stock ranks junior to the Series A Preferred Stock with respect to dividends and amounts payable in the event of our liquidation.

Our common stock ranks junior to our Series A Preferred Stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Preferred Stock for all past completed dividend periods, no dividends may be declared or paid on our common stock subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our common stock until we have paid to holders of our Series A Preferred Stock a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends Accordingly, the Series A Preferred Stock may adversely affect the market price of the common stock.

Sales of our common stock by stockholders may have an adverse effect on the then prevailing market price of our common stock.

Sales of a substantial number of our common stock in the public market, including upon exercise of our outstanding warrants, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants are speculative in nature.

Our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants do not confer any rights of common stock ownership on their holders, such as voting rights, but rather merely represent the right to acquire common stock at a fixed price. Specifically, holders of the Class A Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $18.75 per share, holders of the Class B Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $24.00 per share, holders of Class C Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $8.25 per share, holders of Class D Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $12.00 per share and holders of Class E Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $2.00 per share. Moreover, the market value of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants is uncertain and there can be no assurance that the market value of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants will equal or exceed their exercise price.

There is no public market for the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants and we do not expect one to develop.

There is presently no established public trading market for our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants and we do not expect a market to develop. In addition, we do not intend to apply to list our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants on any securities exchange or nationally recognized trading system, including the Nasdaq. Without an active market, the liquidity of our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants will be limited.

Holders of our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants will not have any rights of common stockholders until such Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants are exercised.

Our outstanding Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants do not confer any rights of common stock ownership on their holders, but rather merely represent the right to acquire common stock at a fixed price.

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

The Series A Preferred Stock represents perpetual equity interests.

The Series A Preferred Stock represents perpetual equity interests in us and, unlike any future indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Stock may be required to bear the financial risks of an investment in the Series A Preferred Stock for an indefinite period of time. In addition, the Series A Preferred Stock ranks junior to any potential indebtedness and other liabilities, and to any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

The shares of our Series A Preferred Stock are subordinated to any potential future debt, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

Our Series A Preferred Stock are subordinate to any future indebtedness. As of December 31, 2023 and the date of this report, we did not have any outstanding indebtedness, however, we may incur debt as we expand our fleet or finance existing vessels of our fleet. Any future agreements for indebtedness, will restrict our ability to pay dividends on or redeem preferred shares if an event of default has occurred or is continuing. Our future indebtedness may impose similar or greater restrictions on our ability to pay dividends or redeem our preferred shares. Our articles of incorporation authorize the issuance of up to 200,000,000 preferred shares in one or more classes or series. The issuance of additional preferred shares on a parity with or senior to our Series A Preferred Stock would dilute the interests of the holders of our Series A Preferred Stock, and any issuance of preferred shares senior to our Series A Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Stock.

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

A. History and Development of the Company

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of April 1, 2024, we owned and operated a fleet of six medium range (“MR”) refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, one aframax tanker and two suezmax tankers that carry crude oil and two handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our eleven-vessel fleet is 791,000 dwt. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group, which has been active in shipping for over 50 years and is controlled by the Vafias family, of which Harry Vafias, our Chief Executive Officer, is a member.

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

On February 2, 2022, we completed an underwritten public offering of 736,000 units for $18.75 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class A Warrant (a “Class A Warrant”) to purchase one share of common stock at an exercise price of $18.75 per share. We also issued underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 36,800 shares of common stock at an exercise price of $20.625 per share. As of April 1, 2024, Class A Warrants had been exercised for 733,133 shares of our common stock, resulting in proceeds to us of $13,746,250. Class A Warrants exercisable for a total of 2,867 shares of common stock, with an exercise price of $18.75 per share, remained outstanding as of April 1, 2024.

In March 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 2,874,997 units for $24.00 per unit, each unit consisting of (i) one share of common stock of the Company (or pre-funded warrants, all of which were subsequently exercised for common stock, in the case of 260,000 units) and (ii) fifteen Class B Warrant (a “Class B Warrant”) to purchase one share of common stock at an exercise price of $24.00 per share. We also issued underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 115,000 shares of Common stock at an exercise price of $30.00 per share. As of April 1, 2024, Class B Warrants had been exercised for an aggregate of 2,088,197 shares of our common stock, resulting in gross proceeds to us of $22,081,720. Class B Warrants exercisable for a total of 786,800 Class B Warrants, with an exercise of $24.00 per share, remained outstanding as of April 1, 2024.

In May 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 5,575,757 units for $8.25 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class C Warrant to purchase one share of common stock at an exercise price of $8.25 per share. The Company also issued warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 139,394 shares of common stock at an exercise price of $10.3125 per share. As of April 1, 2024, Class C Warrants had been exercised for an aggregate of 357,167 shares of our common stock, resulting in gross proceeds to us of $2,946,625, and we had repurchased Class C Warrants exercisable for an aggregate of 3,871,323 shares of common stock. Class C Warrants exercisable for a total of 1,347,267 shares of common stock, with an exercise of $8.25 per share, remained outstanding as of April 1, 2024.

In June 2022, several existing holders of Class B Warrants exercised outstanding Class B Warrants to purchase an aggregate of 2,076,667 shares of Common Stock for cash, at an exercise price reduced by the Company from $24.00 per share to $10.50 per share, resulting in gross proceeds to us of $21,805,000. The exercising holders also received Class D Warrants to purchase up to an aggregate of 2,076,667 shares of Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. In the fourth quarter of 2023, we repurchased Class D Warrants exercisable for an aggregate of 1,903,333 shares of common stock. Class D Warrants exercisable for a total of 173,334 shares of common stock, with an exercise of $12.00 per share, remained outstanding as of April 1, 2024.

Under our at-the-market (“ATM”) program with Maxim Group LLC and Virtu Americas LLC, which we entered into in December 2022, we sold 3,385,342 shares of common stock for gross proceeds of $12,522,156. We terminated the ATM program on March 13, 2023.

On February 14, 2023, we entered into agreements to acquire two handysize drybulk carriers, built in Japan at Nakai Zosen in 2012 and at Shin Kurushima Onishi in 2013 respectively, with an aggregate capacity of approximately 71,000 dwt, from entities affiliated with our Chief Executive Officer, for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock (the “Series C Convertible Preferred Stock”). The transactions closed upon delivery to us of the vessels in March 2023, including the issuance of the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock had a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, payable in cash or additional shares of Series C Convertible Preferred Stock at the Company’s election, and was convertible, at the holder’s option, after the six-month anniversary of issuance into shares of the Company’s common stock at a conversion price equal to the lower of $7.50 and the ten-day volume weighted average price of the common stock. On December 21, 2023, all 13,875 shares of the Series Convertible Preferred Stock were converted by the holder, Flawless Management Inc., into 6,932,043 shares of our Common Stock.

On June 21, 2023, we completed the spin-off of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, each with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $0.03241 per share.

In July 2023, we concluded a memorandum of agreement for the disposal of the vessel Stealth Berana to C3is Inc., an affiliated party, for $43,000,000. Payment of 10% of the purchase price was effected at the time of delivery, with the remaining balance due no later than one year after delivery of the vessel, which took place on July 14, 2023. The remaining balance bears interest at an implicit rate of 8.1% per annum and is payable in July 2024.

On August 11, 2023, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell, in a registered direct offering 8,499,999 units, each unit consisting of one share of common stock, or one pre-funded warrant to purchase a Common Share at an exercise price of $0.01 per Common Share in lieu of one Common Share, and one Class E Warrant to purchase one Common Share, at an exercise price of $2.00 per Common Share, at a purchase price of $2.00 per Unit including a Common Share and Class E Warrant and a purchase price of $1.99 per Unit including a Pre-Funded Warrant and Class E Warrant. The offering closed on August 15, 2023, and the aggregate gross proceeds to us from the offering, before placement agent fees and expenses, were $16,975,331.

On September 5, 2023, we entered into an agreement with affiliates of the Vafias family to acquire two tanker vessels, the aframax tanker Gstaad Grace II (ex Stealth Haralambos), built in 2009 and the product tanker Aquadisiac built in 2008, with an aggregate capacity of approximately 164,000 dwt, which were each delivered to us in February 2024.

On September 7, 2023, we announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of April 1, 2024, 4,251,884 shares of common stock had been repurchased for an aggregate of $8.4 million (excluding commissions), with the average purchase price of $1.97 per share. On October 9, 2023, we repurchased Class C Warrants exercisable for 1,480,000 shares of common stock and Class D Warrants exercisable for 1,100,000 shares of common stock for an aggregate purchase price of approximately $0.67 million. On December 6, 2023, we repurchased Class C Warrants exercisable for 2,391,323 shares of common stock and Class D Warrants exercisable for 803,333 shares of common stock for an aggregate purchase price of approximately $0.85 million.

Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website address is www.imperialpetro.com. The information contained on or linked to from our website is not incorporated herein by reference.

Our company operates through a number of subsidiaries which directly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 1, 2024, all of which are wholly-owned by us other is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

Our fleet consists of (1) six MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, (2) one aframax tanker and two suezmax tankers that carry crude oil and (3) two handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our 11-vessel fleet is 791,000 dwt. Please see information in the section “Our Fleet”, below. During 2021, 2022 and 2023, our fleet (owned by StealthGas until December 2, 2021) had a fleet operational utilization of 90.5%, 84.8% and 75.1%, respectively, and we generated voyage revenues of $17.4 million, $97.0 million and $183.7 million, respectively.

Our business strategy is focused on providing consistent stockholder returns by carefully selecting the timing and the structure of our investments in vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Stealth Maritime.

Our Fleet

As of April 1, 2024, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Spot
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Spot
Gstaad Grace II (ex. Stealth Haralambos)	2009	China	113,000	Aframax tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	$18,200	April 2024
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	$9,250	April 2024
Fleet Total			791,000 dwt

(1)	Earliest date charters could expire.

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

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Since 2021, Hellenic Manning Overseas Inc (HMO), formerly known as Navis Maritime Services Inc., based in Manila, is responsible for providing the crewing of our fleet, under Stealth Maritime’s technical management excluding our Aframax tanker for which up to April 2023 crew management was provided by Bernard Schulte Management and afterwards up until its sale to C3is was managed by HMO and one of our product tankers for which Bernard Schulte was the crew manager up to February of 2023, to the extent that these vessels were not deployed on bareboat charters. These responsibilities include training, compensation, transportation and additional insurance of the crew.

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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. As of April 1, 2024, we had our handysize drybulk carriers under time charter employment both expiring in April 2024, respectively, and all of our tanker vessels operating in the spot market.

Our vessels trade globally. Some of the areas where we usually operate are the Middle East-Far East range, the Mediterranean, North West Europe range, Africa, USA and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers for our tankers include national, major and other independent energy companies and energy traders, and industrial users of those products. Principal charterers for our drybulk carriers include drybulk charterers, including major national and private industrial users, commodity producers and traders. For the years ended December 31, 2021, 2022 and 2023, we had four, two and 1 customers account for 61%, 33% and 21%, respectively, of our total revenues. In addition, any vessels under bareboat charter may be sub-chartered to third parties.

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

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard (the “USCG”), harbor master or equivalent), classification societies, flag state administration (country of registry), charterers and particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and financial assurances for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of operation of one or more of our vessels.

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

Environmental Regulations—International Maritime Organization (the “IMO”)

The IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions relating to pollution by ships. In 1973, the IMO adopted the MARPOL, which has been periodically updated with relevant amendments. MARPOL addresses pollution from ships by oil, noxious liquid substances carried in bulk, harmful substances carried by sea in packaged form, sewage, garbage, and air emissions. For example, MARPOL Annex III regulates the transportation of marine pollutants, and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. Our vessels are subject to standards imposed by the IMO.

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

Amendments to Annex VI, effective July 2010, set progressively stricter regulations to control SOx and NOx emissions from ships, which present both environmental and health risks. The amendments required a progressive reduction of sulfur levels in bunker fuels to be phased in by 2020 and imposed more stringent NOx emission standards on marine diesel engines, depending on their date of installation. The Annex VI amendments have also established tiers of stringent NOx emissions standards for new marine engines, depending on their dates of installation. The United States ratified the amendments, and all vessels subject to Annex VI must comply with the amended requirements when entering U.S. ports or operating in U.S. waters. Since January 1, 2020, the amended Annex VI required that fuel oil contain no more than 0.50% sulfur. It is up to individual parties to MARPOL to enforce fines and sanctions, and several major port state regimes have announced plans to do so. We may incur costs to comply with the amended Annex VI requirements.

In November 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These amendments require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions, both through changes in technical specifications as well as in modifications in vessels’ operational parameters. The USCG is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the USCG to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs.

As of April 1, 2024, nine of our eleven vessels have ballast water treatment systems installed. In 2024, we will be drydocking one aframax tanker, the Gstaad Grace II (ex.Stealth Haralambos), and one product tanker, the Clean Sanctuary. Both of the aforementioned vessels will have ballast water treatment systems installed as part of their drydocking.

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas (“ECAs”). For SOx, current ECAs in which a 0.1% cap on the sulfur content of fuel is enforced include: (i) the North American ECA, which includes the area extending 200 nautical miles from the Atlantic/Gulf and Pacific Coasts of the United States and Canada, the Hawaiian Islands, and the French territories of St. Pierre and Miquelon; (ii) the US Caribbean ECA, including Puerto Rico and the US Virgin Islands; (iii) the Baltic Sea ECA; and (iv) the North Sea ECA. Similar restrictions on the sulfur content of fuel apply in Icelandic and inland Chinese waters. Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic ECAs to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. Effective from January 1, 2022, all vessels entering Korean ports are prohibited from consuming marine fuel with sulfur content exceeding 0.5% cap and are prohibited from consuming marine fuel with sulfur content exceeding 0.1% cap in the SOx ECAs. For NOx, current ECAs in which certain requirements exist regarding the engines used by vessels and the attendant NOx emissions, include (i) the North American ECA, and (ii) the US Caribbean ECA. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, are being enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine. We may incur costs to install control equipment on our engines in order to comply with these requirements. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution agreed to support the designation of a new ECA in the Mediterranean. The Mediterranean Sea ECA for SOx and Particulate Matter was approved at MEPC 78 and was formally designated during MEPC 79 in December 2022. MEPC 79 designated the Mediterranean Sea as an ECA for SOx and particulate matter, under MARPOL Annex VI. The amendment is expected to enter into force on May 1, 2024, with the new limit taking effect on May 1, 2025. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spills or releases of oil from ship’s bunkers may be strictly imposed or fault-based. .

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea adopted in 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010 (2010 HNS Protocol) (collectively, the “2010 HNS Convention”), if it enters into force. The 2010 HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”). The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by ship owners and an HNS Fund that will come into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the ship owner up to a maximum of 100 million SDR. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and at this time we cannot estimate with any certainty the costs of compliance with its requirements should it enter into force.

The IMO adopted International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention took effect on September 8, 2017. Many of the implementation dates originally contained in the BWM Convention had already passed prior to its effectiveness, so that the period for installation of mandatory ballast water exchange requirements would be very short, with several thousand ships per year needing to install the systems. Consequently, the IMO Assembly passed a resolution in December 2013 revising the dates for implementation of the ballast water management requirements so that they are triggered by the entry into force date. In effect, this makes all vessels constructed before September 8, 2017 “existing” vessels, allowing for the installation of ballast water management systems on such vessels at the first renewal International Oil Pollution Prevention (“IOPP”) survey following entry into force of the BWM Convention. In July 2017, the implementation scheme was further changed to require vessels with IOPP certificates expiring between September 8, 2017 and September 8, 2019 to comply at their second IOPP renewal. All ships must have installed a ballast water treatment system by September 8, 2024. Each vessel in our current fleet has been issued or will be issued a ballast water management plan Statement of Compliance by the classification society with respect to the applicable IMO regulations and guidelines. The cost of compliance could increase for our vessels as a result of these requirements, although it is difficult to predict the overall impact of such a requirement on our operations.

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the USCG and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.

The operations of our product tankers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (the “IBC Code”) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods entered into force in June 2014, and additional requirements regarding stability, tank purging, venting and inerting requirements entered into force in January 2016. Further amendments to the IBC Code entered into force on January 1, 2021 including revisions to carriage requirements for products. Moreover, on June 10, 2022, the IMO adopted additional amendments to the IBC Code to reduce flooding risks. These amendments are expected to enter into force on July 1, 2024. We may need to make certain expenditures to comply with these amendments.

Environmental Regulations—The United States Oil Pollution Act of 1990 and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act

The United States Oil Pollution Act of 1990 (“OPA”), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

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

In December 2015, the USCG adjusted the limits of liability of responsible parties under the OPA and established a procedure to further adjust these limits every three years. Effective November 12, 2019, the OPA liability is limited to the greater of $1,200 per gross ton or $997,100 for non tank vessels, subject to adjustment by the USCG for inflation every three years. On December 23, 2022, the USCG again adjusted those limits to the greater of $1,300 per gross ton or $1,076,000 per non-tank vessel. Effective March 23, 2023, the current limits of OPA liability for double-hulled tank vessels larger than 3,000 gross tons are the greater of $2,500 per gross ton or

$21,521,000, subject to adjustment for inflation by the USCG every three years. These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA requires owners and operators of vessels over 300 gross tons to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. Under the USCG regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject as discussed above. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by providing a financial guaranty evidencing sufficient self-insurance.

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

On May 15, 2009, the IMO adopted the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”). The Hong Kong Convention was ratified by 16 states, representing 40% of the world fleet, in June 2023 and will enter into force on June 26, 2025. The Hong Kong Convention requires ships over 500 gross tonnes operating in international waters to maintain an Inventory of Hazardous Materials (an “IHM”). Only warships, naval auxiliary and governmental, non-commercial vessels are exempt from the requirements of the Hong Kong Convention. The IHM has three parts:

•	Part I - hazardous materials inherent in the ship’s structure and fitted equipment;

•	Part II - operationally generated wastes; and

•	Part III - stores.

Once the Hong Kong Convention has entered into force, each new and existing ship will be required to maintain Part I of IHM.

The Paris Memorandum of Understanding on Port State Control, to which 27 nations are parties, adopted the “New Inspection Regime” (“NIR”), effective January 1, 2011. The NIR is a significant departure from the previous system, as it is a risk based targeting mechanism that will reward quality vessels with a smaller inspection burden and subject high risk ships to more in depth and frequent inspections. The NIR is designed to identify potential substandard ships and increase the effectiveness of inspections. The inspection record of a vessel, its age and type, the Voluntary IMO Member State Audit Scheme, and the performance of the flag State and recognized organizations are used to develop the risk profile of a vessel.

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, European Monitoring, Reporting and Verification Regulation (the “EU-MRV”) on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation, which is part of the IMO’s efforts to reduce GHG emissions from ships by 50% by 2050 compared to 2008. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40 % reduction of average CO2 emissions per transport work by 2030 and a 70 % reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. The globally applicable IMO DCS system, currently runs in parallel with the EU-MRV, thus duplicating regulation for shipping companies whose ships sail both inside and outside the EU. The EU recently included international carbon emissions from the maritime sector in the EU emissions trading system. These monitoring and reporting processes adopted by the EU-MRV and the IMO DCS regulations is considered to be part of a market-based mechanism for a carbon tax to be adopted. On June 22, 2022, the European Union revised proposed amendments to regulation 2015/757.

On September 16, 2020, the European Parliament voted in favor of amending the EU MRV Regulation to require shipping companies to reduce on a linear basis their annual average CO2 emissions relative to transport work for all their ships by at least 40% by 2030, with penalties for non-compliance. In May 2023, EU ETS regulations were amended in order to include emissions from maritime transport activities in the EU ETS and to require the monitoring, reporting and verification of emissions of additional greenhouse gases and emissions from additional ship types. In January 2024, the EU ETS was extended to cover CO2 emissions from all large ships (of 5,000 gross tonnage and above) entering EU ports, and will apply to methane and nitrous oxide emissions beginning in 2026. Shipping companies will need to buy allowances that correspond to the emissions covered by the system.

The introduction of shipping into the EU ETS means that an additional approximately 80 to 100 million emission allowances will be put on the market. Of these, auction revenues from 20 million emission allowances will go to the Innovation Fund, a funding program that develops low-carbon technologies, to be used for shipping-specific projects. The remaining revenues will go to the EU Member States and must be used for climate-related purposes.

On March 23, 2012, the USCG adopted ballast water discharge standards under the U.S. National Invasive Species Act. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. As of the date of this report, the USCG has approved forty Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”), incorporates the current USCG requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The USCG and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the USCG includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the USCG regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and USCG ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

Climate Control Initiatives

Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not currently subject to the Kyoto Protocol. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new climate change treaty would be adopted by 2015 and come into effect by 2020. The Paris Agreement adopted under the United Nations Framework Convention on Climate Change in December 2015 contemplates commitments from each nation party thereto to take action to reduce greenhouse gas emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. However, restrictions on shipping emissions are likely to continue to be considered and a new treaty may be adopted in the future that includes restrictions on shipping emissions. International or multi-national bodies or individual countries may adopt their own climate change regulatory initiatives. The IMO’s Marine Environment Protection Committee adopted two sets of mandatory requirements to address greenhouse gas emissions from shipping that entered into force in January 2013. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and applies to new vessels of 400 gross tons or greater. Currently operating vessels must develop and implement Ship Energy Efficiency Plans. By 2025, all new ships built must be 30% more energy efficient than those built in 2014, but it is likely that the IMO will increase these requirements such that new ships must be up to 50% more energy efficient than those built in 2014 by 2022. These new requirements could cause us to incur additional costs to comply. Draft MARPOL amendments released in November 2020 and adopted in June 2021 built on the EEDI and SEEMP by requiring ships to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”) and reduce operational carbon intensity reductions based on a new operational carbon intensity indicator, in line with the IMO strategy which aims to reduce carbon intensity of international shipping by 40% by 2030. The EEXI, which entered into force in January 2023, requires alterations to a vessel’s design, machinery or arrangements to meet a certain goal of CO2 grams emitted per capacity tonne mile under certain reference conditions. This measure accounts for the vessel’s engine power, fuel consumption and CO2 conversion capacity, all of which make it impossible to effect EEXI compliance by merely reducing the ship’s speed or cargo load. Alongside the EEXI, a mandatory Carbon Intensity Indicator (“CII”) was introduced on January 1, 2023. CII requirements are set to become particularly stringent by 2030. The USCG plans to develop and propose regulations to implement these provisions in the United States. This measure of annual efficiency is used to rate vessels based on the grams of CO2 they emit per dwt-mile, giving all cargo vessels above 5,000 GT a rating of A to E every year. The rating thresholds will become increasingly stringent towards 2030. For ships that achieve a D rating for three consecutive years or an E rating, a corrective action plan needs to be developed as part of the SEEMP and approved. These changes were accompanied by the introduction of the so-called “Enhanced SEEMP,” a strengthened version of SEEMP that includes new mandatory content, such as a CII target implementation plan, on top of being subject to approval by appropriate authorities. These new requirements for existing ships will be reviewed by the end of 2025, with particular focus on the enforcement of the carbon intensity rating requirements. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict the likelihood of adoption of such a standard or the impact on our operations. In April 2015, the EU adopted regulations requiring the monitoring and reporting of greenhouse gas emissions from marine vessels (of over 5,000 gross tons) which went into effect in January 2018. As described above, following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme. The proposal was adopted in May 2023, and became effective January 1, 2024. The EU ETS now applies to all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It requires vessel operators to purchase allowances that correspond to the emissions covered by the system. The scheme phased in for CO2 in 2024, and will phase in for methane and nitrous oxide in 2026. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future. The EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and has adopted regulations under the Clean Air Act to limit emissions of greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources, although the mobile source regulations do not apply to greenhouse gas emissions from vessels. Any passage of climate control initiatives by the IMO, the EU or the individual countries in which we operate that limit greenhouse gas emissions from vessels could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time. Passage of climate control initiatives that affect the demand for oil may also materially affect our business. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

On June 29, 2017, the Global Industry Alliance, or (the “GIA”), was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.

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

On October 23, 2023, the China MSA modified its monitoring and inspection requirements for vessels subject to intensified monitoring and inspection. Effective December 1, 2023, the requirements expand the kinds of vessels that can be included in the list and authorize provincial-level offices to enter vessels parallel to the China MSA’s existing authority. The modified rules no longer distinguish between Chinese and foreign vessels. Currently, we have no vessels on the list in question, and we strongly monitor compliance with applicable rules and regulations to avoid any such entry. Nevertheless, because it is unclear how the China MSA may amend the list’s entry requirements, any number of our vessels could be entered into the list regardless of our efforts. This would subsequently result in heightened monitoring, inspection and compliance costs, as well as associated delays in the vessels’ operations.

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

In addition, the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in 2021, the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Additional legislation or regulation applicable to the operation of our ships that may be implemented in the future could negatively affect our profitability. Furthermore, recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats, as described below. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 “MTSA”) came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”), created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security or, ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The USCG regulation’s aim to align with international maritime security standards exempted non-United States vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have obtained ISSCs for all of our vessels and implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Codes to ensure that our vessels attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these requirements will have a material financial impact on our operations.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas, Registro Italiano

Navale (Rina) and American Bureau of Shipping (ABS). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

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

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with insurance carriers that also provide insurance coverage for ships owned by affiliated entities, including StealthGas and private Vafias family interests. Accordingly, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and C3is, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships.

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

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 and 2021 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. The decline in trade was mainly led by a sharp decline in both crude oil and oil products trade following restrictions enforced by authorities in several major economies. In 2022, oil demand and trade improved significantly as Covid-19 restrictions were being eased out and longer haul routes started emerging as a result of the war in Ukraine. Specifically, in 2022, 3,369 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,967 million tons of cargo and products 1,032 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products. Products trades have received a boost in the last decade as a result of developments in exploration and production activity in the U.S. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products. In 2023 global imports of crude oil reached 2,161.5 million tons marking a 6.6% year on year increase, while global exports of crude oil reached 2,167.5 million tons marking a 5.7% year on year increase. Moreover, in 2023 imports of clean products reached 807.1 million tons marking a 3.3% year on year decline while exports of clean products reached 797.3 million tons marking a 5.4% year on year decline.

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

Market cyclicality and trends

The international tanker shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in the first half of 2020; before declining sharply in the second half of 2020 and remaining at low levels in 2021 and early 2022, before significantly improving in the second half of 2022 and the first quarter of 2023 and remained at high levels for the majority of 2023. Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Demand for vessels depends on the international trade of oil and refined petroleum products, including the availability of crude oil. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus prone to more volatility.

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

See Note 15 “Commitments and Contingencies” to the audited financial statements included elsewhere in this report.

Properties

Other than our vessels, we do not own any material property.

C. Organizational Structure

As of April 1, 2024, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this annual report. Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, and did not commence operations until the consummation of the Spin-Off on December 3, 2021. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report. You should also carefully read the following discussion with “Risk Factors” and “Forward-Looking Statements.” The financial statements have been prepared in accordance with U.S. GAAP.

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

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of April 1, 2024, we owned and operated a fleet of six MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, one aframax tanker and two suezmax tankers that carry crude oil and two handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our eleven-vessel fleet is 791,000 dwt. We will actively manage the deployment of our fleet on a mix of period charters, including time and bareboat charters which can last up to twelve years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment, although we have not employed any of our vessels under such arrangements to date. As of April 1, 2024, we had both of our handysize drybulk vessels operating under time charter contracts, the Glorieuse and the Eco Wildfire both scheduled to expire in April 2024, while our nine tanker vessels operated in the spot market.

On June 21, 2023, we completed the spin-off of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, each with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $0.03241 per share, as of April 1, 2024.

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

As described below under “—Results of Operations”, the mix of charters our vessels are deployed on, which affects our utilization, revenues, expenses and profitability, has differed in recent periods and over time we expect will continue to vary. Our fleet’s percentage of calendar days operating on time and bareboat period charters increased slightly from 72.5% in 2020, comprised of 30.5% bareboat days and 42.0% time charter days, to 77.2% in 2021, comprised of 25.0% bareboat days and 52.2% time charter days, with spot market days decreasing from 24.3% to 20.6% and fleet operational utilization declining from 95.7% to 90.5% from 2020 to 2021, reflecting, principally, the weak conditions that were prevailing in the product and crude oil tanker charter markets in 2021, in which circumstances we generally prefer not to lock-in our vessels for extended periods at the low rates then available under time or bareboat period charters. In the year ended December 31, 2022, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 43.7%, time charter activity was 43.1% and bareboat activity was 9.8%. Our fleet total operational utilization for the year ended December 31, 2022 was 84.8%. In the year ended December 31, 2023, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 66.4%, time charter activity was 29.0%, while we had no bareboat activity. Our fleet total operational utilization for the year ended December 31, 2023 was 75.1%.

Operating vessels in the spot market, can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. This was the case for those of our tankers operating in the spot market in the first months of 2022 until conditions in the crude oil and product tanker charter markets began to improve substantially, particularly in the second half of 2022 and remained favorable throughout the majority of 2023 as well. In relation to the drybulk carriers operating in the spot market in 2023, conditions in the drybulk charter market deteriorated significantly from the strong markets experienced from late 2020 to the latter part of 2022 and therefore the spot exposure of our drybulk carriers in 2023 was very low. In general, with any improvement in market conditions we may seek to employ our vessels in the spot market to take advantage of higher charter rates, as we have generally done with our tankers in the fourth quarter of 2022 and throughout 2023, or on a higher percentage of period charters, principally time charters, if attractive rates become available.

Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the product tanker, crude oil tanker and drybulk carrier charter markets, as applicable, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. The proportion of time our fleet operates on bareboat charters versus time charters and in the spot market affects our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels.

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

•

Cyclicality. As of April 1, 2024, we had both our handysize drybulk carriers operating under time charter contracts, the Glorieuse and the Eco Wildfire both scheduled to expire in April 2024, and our nine tanker vessels operating in the spot market. Tanker charter market rates have been strong since the second half of 2022, after remaining at low levels for most periods of recent years. Conversely, drybulk charter rates, which were at high levels from late 2020 until the latter part of 2022, declined throughout most part of 2023 and stabilized at moderate levels towards the end of 2023. While the global economy has begun to recover in parts of the world, in the event of renewed weakness in the global economy charter rates face significant downside risks, as a weaker global economy may lead to lower demand for the seaborne transport of refined petroleum products, crude oil or drybulk cargoes. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for oil.

•

Seasonality. As of April 1, 2024, we had two vessels operating under time charter contracts, the drybulk handysize carrier Glorieuse and the drybulk handysize carrier Eco Wildfire both scheduled to expire in April 2024, while our nine tanker vessels operated in the spot market. At the end of these charters, seeking period employment may expose us to seasonal changes. For instance, the tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, and drybulk markets are typically stronger in the spring months due to grain season in the Southern Hemisphere, autumn months due to coal inventories and weaker in winter months.

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

Below please see data regarding our fleet and average daily results for the years ended December 31, 2021, 2022 and 2023, which we use in analyzing our performance.

	Year Ended December 31,
Fleet Data	2021	2022	2023
Average number of vessels(1)	4.0	7.0	10.0
Total voyage days for fleet(2)	1,428	2,464	3,481
Total time charter days for fleet(3)	762	1,099	1,058
Total bareboat charter days for fleet(3)	365	249	0
Total spot market days for fleet(4)	301	1,116	2,423
Total calendar days for fleet(5)	1,460	2,552	3,650
Fleet utilization(6)	97.8%	96.6%	95.4%
Fleet operational utilization(7)	90.5%	84.8%	75.1%

Average Daily Results	(In U.S. dollars per day per vessel)
Adjusted average charter rate(8)	9,649	25,654	34,816
Vessel operating expenses(9)	5,091	6,424	7,025
General and administrative expenses(10)	421	695	1,352
Management fees (11)	361	410	440
Total daily operating expenses(12)	5,512	7,119	8,377

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

(7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days, excluding commercially idle days, by fleet calendar days for the relevant period.

(8)

Average time charter equivalent daily rate is a measure of the average daily revenue performance of a vessel. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures which provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to time charter equivalent revenues, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; Reconciliation of time charter equivalent revenues as reflected in the consolidated statements of operations and calculation of average time charter equivalent daily rate follow:

	2021	2022	2023
Voyage revenues	$17,362,669	$97,019,878	$183,725,820
Voyage expenses	$3,584,415	$33,807,342	$62,530,941
Charter equivalent revenues	$13,778,254	$63,212,536	$121,194,879
Total voyage days for fleet	1,428	2,464	3,481
Adjusted average charter rate	$9,649	$25,654	$34,816

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

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number and type of vessels in our fleet, the number of voyage days during which our vessels generate revenues, the mix of charters our vessels are employed on and hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age of our vessels, condition and specifications of our vessels and the levels of supply and demand in the product tanker and crude oil tanker charter markets and the drybulk carrier charter markets.

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

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market or in periods during which vessels are not employed, because during such periods, these expenses are paid by the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Commissions on hire are paid to our manager Stealth Maritime and/or third-party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement. As of April 1, 2024, we had nine vessels operating in the spot market.

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

Management Fees

During each of the years ended December 31, 2021, 2022 and 2023, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. These rates remained the same after the Spin-Off, under our new management agreement with Stealth Maritime. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Stealth Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Stealth Maritime. For our compensation expenses, pursuant to our management agreement, we initially reimbursed Stealth Maritime for its payment of the compensation of our executive officers for the first 12 months following the spin-off and thereafter our Board agrees any further management compensation. For periods up to December 3, 2021, an allocation of general and administrative expenses incurred by StealthGas Inc. has been included in General and administrative expenses based on the number of calendar days the vessels to be contributed operated under StealthGas Inc.’s fleet compared to the number of calendar days of the total StealthGas Inc.’s fleet.

Inflation

Inflation has had only a moderate effect on our expenses in 2021 however the effect became more intense in early 2022 following the outbreak of Russian war against Ukraine and had a milder impact on our expenses throughout 2023 as well. In general, the pressure on energy prices brought upon by the Russian invasion in Ukraine has resulted in inflationary effects mainly on financing expenses, prior to the repayment of our debt in the first half of 2023, and operating expenses, as well as bunker costs for which we are responsible when our vessels operate in the spot market or are unemployed. Although these impacts have been milder in 2023 and are expected to subside further in 2024, a resumption of increased inflationary pressures would increase our financing, operating voyage and administrative expenses further.

Depreciation and Dry docking

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. We depreciate our vessels on a straight-line basis, from the date they were originally built over their estimated useful lives, determined to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We expense costs associated with drydockings and special and intermediate surveys as incurred which may affect the volatility of our results. During 2021, we did not drydock any vessels. In 2022, we drydocked one Suezmax tanker, the Suez Enchanted and one Handysize drybulk vessel, the Eco Angelbay, at a total cost of $1.9 million. In 2023, we drydocked three MR product tankers, namely the Clean Thrasher, the Magic Wand and the Clean Nirvana, one Suezmax tanker, the Suez Protopia, and two drybulk handysize vessels, the Eco Glorieuse and the Eco Wildfire, at a total cost of $6.6 million. Five of these vessels were installed with ballast water treatment systems as part of their drydocking. The installation of the ballast water treatment systems is considered an improvement and the respective cost has been capitalized in the vessel cost. In 2024, we expect to drydock two vessels, our aframax tanker the Gstaad Grace II (ex. Stealth Haralambos) and our product tanker the Clean Sanctuary. Both of these vessels will be installed with ballast water treatment systems as part of their drydocking.

Interest Expense and Finance Costs

As of December 31, 2023, we did not have any outstanding indebtedness. In the first half of 2023, we repaid $70 million of outstanding indebtedness under secured credit facilities. We incurred interest expense under these credit facilities in 2021, 2022 and the first half of 2023 and will incur interest expense under any new credit facilities we enter into to finance new acquisitions or existing vessels, as described in the “—Liquidity and Capital Resources” section below. We would also incur financing costs in connection with establishing those facilities, which would be deferred and amortized over the period of the facility, which we would also include in interest expense.

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

Impairment of long-lived assets:

We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On a quarterly basis, in case an impairment indicator exists for a vessel, we perform an analysis of the anticipated undiscounted future net cash flows for such vessel. If the carrying value of the related vessel exceeds the undiscounted cash flows and the fair market value of the vessel, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of operations.

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

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2023 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2023, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three-year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our actual average 2023 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Product Tankers	103.62%	—	—	—	—	—	—
Handysize Drybulk Carriers	(4.06%)%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2023 and what we believe the charter-free market values of each of these vessels was as of these dates, four of our owned vessels in the water had current carrying values above their market values (2022: five). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $5.1 million (2022: $19 million). However, we believe that with respect to each of these four vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

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

Results of Operations

Year ended December 31, 2023 compared to year ended December 31, 2022

The average number of vessels in our fleet was 10.00 for the year ended December 31, 2023 and 6.99 for the year ended December 31, 2022, respectively.

REVENUES—Voyage revenues for the year ended December 31, 2023 were $183.7 million compared to $97.0 million for the year ended December 31, 2022, an increase of $86.7 million, primarily due to the increase in our average number of vessels by approximately three vessels and the full year of operation of our two suezmax tankers that were delivered in early June 2022, along with stronger market conditions prevailing during the majority of the year 2023. Total calendar days for our fleet were 3,650 for the year ended December 31, 2023 compared to 2,522 for the year ended December 31, 2022. Of the total calendar days in 2023, nil or 0.0% were bareboat charter days, 1,058 or 29.0% were time charter days and 2,423 or 66.4% were spot days. This compares to 249 or 9.8% bareboat charter days, 1,099 or 43.1% time charter days and 1,116 or 43.7% spot days in 2022. Our fleet operational utilization was 75.1% and 84.8% for the years ended December 31, 2023 and December 31, 2022 respectively.

VOYAGE EXPENSES—Voyage expenses were $62.5 million for the year ended December 31, 2023 compared to $33.8 million for the year ended December 31, 2022. This increase of voyage expenses by $28.7 million is attributable to the increase in the spot days of our fleet by 1,307 days or 117.1%. Voyage expenses consisted largely of bunker charges amounting to $34.5 million for 2023, accounting for 55.2% of total voyage expenses. Voyage expenses also included port expenses of $15.8 million for the year ended December 31, 2023, corresponding to 25.3% of total voyage expenses, and commission to third parties which were $7.3 million, equivalent to 11.7% of total voyage expenses for year 2023. For the year ended December 31, 2022, voyage expenses included bunker charges of $24.2 million corresponding to 71.6% of total voyage expenses, port expenses of $5.2 million corresponding to 15.4% of total voyage expenses, and commission to third parties of $3.1 million corresponding to 9.2% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $25.6 million for the year ended December 31, 2023 compared to $16.4 million for the year ended December 31, 2022, an increase of $9.2 million, or 56.1%. The increase in operating expenses was primarily due to the average size of our fleet increasing by approximately 3 vessels in conjunction with an increase in daily supply costs by approximately 66% and daily maintenance costs by approximately 57% due to increased maintenance needs relating to some of our vessels.

DRY DOCKING COSTS—Dry docking costs were $6.6 million for the year ended December 31, 2023 compared to $1.9 million for the year ended December 31, 2022. Dry docking costs for the year ended December 31, 2023 related to the dry docking of three of our product tankers, one of our suezmax tankers and two of our drybulk carriers, while during the year ended December 31, 2022 one of our suezmax vessels and one of our drybulk carriers underwent drydocking.

MANAGEMENT FEES—Management fees were $1.6 million for the year ended December 31, 2023 compared to $1.0 million for the year ended December 31, 2022, an increase of $0.6 million or 60%. The increase was due to the increase in the average size of our fleet by approximately three vessels. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter and $125 per day for vessels under bareboat charter.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses for the year ended December 31, 2023 were $4.9 million compared to $1.8 million for the year ended December 31, 2022, an increase of $3.1 million or 172.2%. This increase is mainly attributed to a $2.3 million increase in stock-based compensation costs along with an increase in reporting costs mainly related to our spin off project. The remaining unrecognized stock-based compensation cost relating to the 2,407,037 restricted shares of common stock and options to purchase common stock granted under our equity compensation plan in 2022 and 2023, amounting to $2,999,360 as of December 31, 2023, is expected to be recognized over the remaining period of 1.2 years, according to the contractual terms of those non-vested share awards. The aggregate cash compensation to our officers in 2023 and 2022 was $0.4 million and $0.3 million, respectively, and we expect such cash compensation to be approximately $0.4 million in 2024.

DEPRECIATION—Depreciation expenses for the year ended December 31, 2023 were $15.6 million while for the year ended December 31, 2022 depreciation expenses were $12.3 million. The $3.3 million increase in depreciation expenses is due to the increase in the average size of our fleet by approximately three vessels.

IMPAIRMENT LOSS—Impairment loss for the year ended December 31, 2023 was $9.0 million and related to the spin-off of two of our drybulk carriers to C3is Inc. in June 2023. The decline in the drybulk vessels’ fair values compared to the values prevailing when these vessels were acquired resulted in the incurrence of an impairment loss. We did not incur any impairment charges for the year ended December 31, 2022.

GAIN ON SALE OF VESSEL—Gain on sale of vessel for the year ended December 31, 2023 was $8.2 million and related to the sale of our aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc.

NET PROFIT/LOSS—As a result of the above factors, we recorded a net income of $71.1 million for the year ended December 31, 2023 compared to a net income of $29.5 million for the year ended December 31, 2022.

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

Liquidity and Capital Resources

As of December 31, 2023, we had cash and cash equivalents including time deposits of $124 million. During the year ended December 31, 2023, the Company raised $29.1 million in gross proceeds, or $27.6 million in net proceeds, from public offerings of equity securities and from the partial exercises of warrants issued in such offerings.

Our principal sources of funds for our liquidity needs have been equity offerings and cash flows from operations, which we expect to continue to be components of the financing for further fleet growth. Potential additional sources of funds may include bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements. In July 2023, we sold our Aframax tanker to C3is Inc. for cash consideration of $43 million, of which $4.3 million was received by us upon delivery of the vessel on July 14, 2023 and the balance is payable to us by July 14, 2024, with the remaining balance accruing interest at a rate of 8.1% per annum.

Our liquidity needs, as of December 31, 2023, primarily relate to funding expenses for operating our vessels, any vessel acquisition and vessel improvements that may be required and general and administrative expenses. In September 2023, we entered into agreements to acquire two tankers for an aggregate purchase price of $71 million, which we funded with cash on hand paid upon their delivery to us on a charter-free basis in February 2024.

As of December 31, 2023, we had no outstanding debt, as within the first and second quarter of 2023 we repaid all of our then outstanding loans amounting to $70 million.

We believe that our working capital along with our cash flows generated from operations are sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to our specific shipping industry sectors, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months.

In September 2023, the Company’s Board of Directors approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company’s common stock. As of April 1, 2024, we had repurchased 4,251,884 shares of common stock for an aggregate amount of $8.4 million under this program, of which 3,444,536 shares for an aggregate of $5.9 million were repurchased in 2023. We also repurchased outstanding warrants for an additional $1.5 million in the fourth quarter of 2023.

Our contractual obligations as of December 31, 2023 were:

	Payments due by period (in thousands of U.S. dollars)
	Total	Less than 1 year (2024)	1-3 years (2025-2026)	3-5 years (2027-2028)
Management fees (1)	8,796	1,725	3,533	3,538
Office lease	156	78	78	—
Executive fees	1,980	396	792	792

Total	$10,932	$2,199	$4,403	$4,330

(1)

Based on our management agreement with Stealth Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet. We also pay 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf. The term of our management agreement with Stealth Maritime will expire in December 2025, but is extended on a year-to-year basis thereafter, unless six months’ written notice is provided prior to the expiration of the term or if a vessel is sold.

We have 795,878 shares of Series A Preferred Stock outstanding, which have a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share, with respect to which we paid aggregate dividends of $1.7 million in each of the years ended December 31, 2023 and 2022.

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

Cash Flows

As of December 31, 2023, we had a working capital surplus of $168.7 million.

Net cash provided by operating activities—was $79.5 million for the year ended December 31, 2023 and $40.9 million for the year ended December 31, 2022. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in the year ended December 31, 2023 compared to the year ended December 31, 2022 by $38.6 million mainly due to the sharp increase in our profitability due to an increase in the average size of our fleet along with improved market conditions. Net cash provided by operating activities was $40.9 million for the year ended December 31, 2022 and $5.2 million for the year ended December 31, 2021. Net cash provided by operating activities increased in the year ended December 31, 2022 compared to the year ended December 31, 2021 by $35.7 million mainly due to a sharp rise in profitability as a result of the increase in average number of vessels of our fleet and a noticeable improvement in market charter rates.

Net cash provided by investing activities— was $12.3 million for the year ended December 31 2023, while for the year ended December 31, 2022 net cash used in investing activities was $186.7 million. During the year ended December 31, 2023 we utilized $28.1 million for the acquisition of two vessels, placed $167.5 million of available funds on time deposits and had $203.8 million of funds under time deposits maturing during the course of the year. We also received net proceeds of $3.9 million from the sale of one of our vessels. Net cash used in investing activities in the year ended December 31, 2022 comprised an amount of $118.7 million utilized for the acquisition of six vessels while $68 million of available funds were placed into time deposits. During the year ended December 31, 2021, net cash used in investing activities amounted to $0.1 million and related to cash outflows for improvement of vessels.

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

For the year ended December 31, 2023 cash outflows for financing activities amounted to $57.4 million, while for the year ended December 31, 2022 cash inflows from financing activities were $196.9 million. During the year ended December 31, 2023, we raised $27.6 million in net proceeds from equity financings, expended $70.4 million in order to repay all of our outstanding indebtedness and expended $7.4 million on common share and outstanding warrant repurchases. During the year ended December 31, 2023, we also paid dividends on our Series A and Series C Preferred Stock amounting to $2.1 million and provided $5.0 million to C3is Inc. in connection with its Spin-Off.

During the year ended December 31, 2022, we raised $204.6 million from equity financings and bank borrowings, which were partly offset by loan repayments amounting to $5.4 million and dividends paid on our Series A Preferred Stock amounting to $1.7 million. During the year ended December 31, 2021, we had inflows amounting to $28.0 million from our senior secured term loan facility with DNB which was offset by net distributions to StealthGas amounting to $33.5 million.

As and when we identify assets that we believe will provide attractive returns, we may enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. Aside from the proceeds of equity offerings, this is the primary driver of the timing and amount of cash provided to us by our financing activities.

We operate in a capital intensive industry which requires significant amounts of investment, and we expect to fund a significant portion of this investment through long term debt. We will maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. StealthGas, and the subsidiaries that owned the four tankers that comprised our initial fleet, entered into credit facilities in connection with financing the acquisition of these vessels. We entered into a senior secured credit facility with DNB to refinance the outstanding balances under these credit facilities that were entered into by StealthGas for which the four tankers served as security prior to the Spin-Off, which facility was repaid in full by cash on hand on March 10, 2023. In September and November 2022, we entered into senior secured credit facilities to refinance part of the purchase price for the other four tankers in our fleet, which we acquired earlier in 2022. In the first and second quarter of 2023 we repaid all of our then outstanding loans amounting to $70 million.

Capital Expenditures

We may make capital expenditures from time to time in connection with our vessel acquisitions and improvements. Please refer to section above “Liquidity and Capital Resources –Cash Flows” for a discussion of how we plan to cover our working capital requirements and possible capital commitments.

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

In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. Similarly, average MR tanker earnings stood at approximately $20,000 per day in the fourth quarter of 2019 before dropping to approximately $6,400 per day in the fourth quarter of 2020, $6,880 in the second quarter of 2021 and $7,847 in the fourth quarter of 2021. The geopolitical crisis between Russia and Ukraine has caused tanker charter rates to rise significantly. Indicatively, average Aframax tanker earnings were $32,266 per day in the first quarter of 2022, and spiked to $82,810 per day in mid-March 2023 Similarly, average MR tanker earnings stood at $9,749 per day in the first quarter of 2022, and spiked to $31,489 per day in mid-March 2023. Ongoing geopolitical tensions such as the events in the Middle East which commenced in the fourth quarter of 2023 in conjunction with the Houthi attacks in the Red Sea created an upward pressure on rates. Indicatively, by the end of year 2023 rates for aframax, suezmax and MR tankers had climbed to $55,000 per day, $60,400 per day and $33,000 per day. As of April 1, 2024, rates for aframax, suezmax and MR tankers were in the region of $46,000, $40,000 and $30,000, respectively.

The ongoing war in Ukraine and the embargo imposed by the European Union to Russian crude oil and refined petroleum products along with the crisis in the Middle East are creating shifts in trade patterns, benefiting longer-haul routes and thus supporting tanker tonne-mile demand and tanker vessel charter rates. Specifically, crude tanker dwt demand is estimated to have increased by 6.6% in 2022 and is currently estimated to have increased by 6.7% in 2023, and product tanker demand is estimated to have increased by approximately 3.1% in 2022 supported by increasing demand for oil products and is currently expected to have increased by around 10% in 2023 as demand for oil transportation recovers further, refinery capacity in key exporting regions further expands and Russia looks for alternative markets to outsource its refined petroleum products. On the supply side, the crude tanker trading fleet is estimated to have increased by 2.0% in 2023 while the product tanker fleet is estimated to have increased by approximately 0.5%.

Drybulk Carriers

Over the course of 2022, the BDI registered a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in tonne-mile demand for drybulk carriers grew by

4.2%, resulting in a drop of about 61% in the value of the BDI over the period. In 2022, the total size of the drybulk fleet in deadweight tons rose by about 2.8%, compared to a decline in tonne-mile demand of 1.8%, which resulted in a year over year drop of about 34% in the value of the BDI. According to preliminary industry estimates,the total size of the drybulk fleet is expected to have risen by about 1.9% in 2023, compared to tonne-mile demand growth of 2.2%. Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging between 965 and 3,369 in 2022. Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022 while it stood at 1,424 on March 10, 2023. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022. As at the end of 2023 spot rates for handysize drybulk carriers stood close to $11,800 per day while as at the end of March 1, 2024 rates had declined to approximately $11,200 per day. In the short term, the effect of the invasion of Ukraine has been mildly positive for the drybulk market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia will need to be substituted by cargoes from different sources. Overall, the BDI declined significantly in the second half of 2022, which was attributed in part to the easing of port congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities, a trend which was expected to continue in 2023 but the Gaza war and the resulting upscaling of hostilities in Suez Canal at Gulf of Aden proved otherwise, pushing BDI to higher numbers, especially during the fourth quarter of 2023. The resultant condition of the two major Canals, Panama due to drafts and subsequent congestion and Suez because of Houthis hostilities, pushed BDI to its high of 2023 during December 2023, climbing at 3,346 before stabilizing to 2,000, a figure still better than the rest of 2023. As of April 1, 2024 the BDI index stood at 1,821.

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

See “Business—The Tanker Industry” and “Business—The Drybulk Carrier Industry.”

E. Critical Accounting Estimates

Please see “—Critical Accounting Estimates” above.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2024, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	45	Chief Executive Officer, President and Class III Director	2021	2024
John Kostoyannis	56	Class II Director	2021	2026
George Xiradakis	59	Class I Director	2021	2025
Ifigeneia (Fenia) Sakellari	43	Interim Chief Financial Officer

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias has been a member of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum since its inception on May 14, 2021. He has also been the President and Chief Executive Officer and a member of the Board of Directors of StealthGas, which is listed on the Nasdaq Global Select Market, since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias is also the Non-Executive Chairman of C3is Inc., which has been listed on the Nasdaq Capital Market since its spin-off from the Company in June 2023. Mr. Vafias has been actively involved in the tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Brave Maritime and Stealth Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Stealth Maritime and served as manager for the sale and purchase departments of both Brave Maritime and Stealth Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a Masters degree in Shipping, Trade and Transport.

John Kostoyannis has been a member of our Board of Directors since November 2021. He has also been a member of the Board of Directors of StealthGas since 2010. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics. He is a director of C3is Inc., which is listed on the Nasdaq Capital Market.

George Xiradakis has been a member of our Board of Directors since November 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the

United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He is currently a director of C3is Inc., which is listed on the Nasdaq Capital Market, and has also been a Board Member of other US listed shipping companies.

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

B. Compensation of Directors and Senior Management

Our Chief Executive Officer who also serves as a Board Director will not receive additional compensation for his service as a director. Each independent director receives annualized fees of $25,000 plus reimbursement of their out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors. We have no direct employees. The services of our Chief Executive Officer and Interim Chief Financial Officer was provided under the management agreement with Stealth Maritime initially for the first 12 months following the spin-off and then our Board agreed upon management compensation for subsequent periods. Stealth Maritime compensates each of these individuals for their services and we, in turn, reimburse Stealth Maritime for their compensation. The aggregate cash compensation to our officers in 2022 and 2023 was $0.3 million and $0.4 million respectively, and we expect such cash compensation to be approximately $0.4 million in 2024. Prior to the Spin-Off, neither we nor Stealth Maritime has paid any compensation to our executive officers. Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan” We recognized non-cash stock-based compensation expense of $117,256 in 2022 and $2,434,855 in 2023, and had unrecognized non-cash stock-based compensation expense of $2,999,360 as of December 31, 2023, which we expect to recognize over a weighted average period of 1.2 years. Of these amounts of recognized non-cash stock-based compensation expense, $0.1 million in 2022 and $1.1 million in 2023 related to restricted share or option awards to our executive officers.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

C. Board Practices

We have three members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The current term of our Class I director expires in 2024, the term of our Class II director expires in 2026 and the term of our Class III director expires in 2025.

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

As of December 31, 2023, 89 officers and 133 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

E. Share Ownership

The shares of common stock beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Stockholders and Related Party Transactions” below.

Equity Compensation Plan

We have an equity compensation plan, the 2024 Equity Compensation Plan, which was adopted in April 2024 and is administered by our Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

The 2024 Equity Plan replaced the 2021 Equity Plan, under which we will not grant any additional awards. In 2022, 2023 and 2024, we granted an aggregate of 2,944,290 awards under the 2021 Equity Plan. This include grants of restricted shares to our Chief Executive Officer, in an aggregate amount of 1,568,026 shares, Interim Chief Financial Officer, our independent directors and employees of our manager providing services to us, including 247,286 restricted shares to Nikolas Vafias, the senior executive of our manager and father of our Chief Executive Officer. This also includes options to purchase 593,750, 25,000 and 12,500 shares of common stock granted to our Chief Executive Officer, Directors of our Board and Interim Chief Financial Officer, respectively, on October 30, 2023, each at an exercise price of $1.60 per share, the closing price of the Common Stock on October 30, 2023, and 50% of which vest on October 30, 2024 and 50% of which vest on October 30, 2025 and options to purchase 100,000, 10,000 and 3,000, shares of common stock granted to our Chief Executive Officer, Directors of our Board and Interim Chief Financial Officer, respectively, on April 12, 2024, each at an exercise price equal to the closing price of the Common Stock on April 12, 2024, and 50% of which vest on April 12, 2025 and 50% of which vest on April 12, 2026.

Item 7.	Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 1, 2024 by:

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

In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 1, 2024 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each stockholder is based on 33,257,291 issued and 29,441,660 outstanding shares of Common Stock and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares issued and outstanding, and giving effect to 436,253 restricted shares of common stock awarded on April 12, 2024. As of April 1, 2024, we also had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 8,499,999 shares of common stock at an exercise price of $2.00 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held. Series A Preferred Stock generally have no voting rights, other than in very limited circumstances. See “Item 10. Additional Information—Authorized Capital—Description of Series A Preferred Stock.”

	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,991,255	23.7%	148,030	18.6%
Arethusa Properties Ltd.(1)	2,680,991	9.1%
Hudson Bay Capital Management LP(3)	1,896,483	6.4%
Executive Officers and Directors
Harry N. Vafias(1)(2)	11,291,159	38.4%	172,063	21.6%
John Kostoyannis	16,469	*	235	*
George Xiradakis	19,375	*	—	*
Ifigeneia (Fenia) Sakellari	24,166	*	66	*
All executive officers and directors as a group (four persons)	11,351,169	38.6%	172,364	21.7%

*	Less than 1%.
(1)

According to Amendment No. 2 to Schedule 13D jointly filed with the SEC on January 8, 2024 by Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to the aggregate 10,969,884 shares owned by Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

(2)

Includes 1,472,788 shares of restricted common stock, of which 273,775 vest on May 15, 2024, 95,238 vest on July 15, 2024, 275,000 vest on October 30, 2024, 273,775 vest on May 15, 2025, 275,000 vest on October 30, 2025, 140,000 vest on April 12, 2025 and 140,000 vest on April 12, 2026, subject to satisfaction of the vesting criteria. Excludes (i) options exercisable to acquire 593,750 shares of Common Stock at an exercise price per share of $1.60, the closing price of the Common Stock on October 30, 2023, and an option expiration date of October 30, 2033, 50% of which options vest on October 30, 2024 and 50% of which options vest on October 30, 2025, subject to satisfaction of the time-based vesting terms and (ii) options exercisable to acquire 100,000 shares of Common Stock at an exercise price per share equal to the closing price of the Common Stock on April 12, 2024, and an option expiration date of April 12, 2034, 50% of which options vest on April 12, 2025 and 50% of which options vest on April 12, 2026, subject to satisfaction of the time-based vesting terms. Harry N. Vafias also holds 16,000 shares of Series B Preferred Stock, each of which entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company.

(3)

Based on a Schedule 13G jointly filed, on February 5, 2024, by Hudson Bay Capital Management LP and Sander Gerber, which indicates these shares of common stock are issuable upon exercise of outstanding warrants that contain a 9.99% blocker provision and that the reported number of shares gave effect to this blocker provision.

Our common stock and Series A Preferred Stock began regular-way trading on the Nasdaq Capital Market on December 6, 2021. As of April 1, 2024, we had approximately 57 common stockholders of record. Seven of the common stockholders of record were located in the United States and held in the aggregate 21,066,988 shares of common stock representing approximately 70.7% of our outstanding shares of common stock. However, the seven United States stockholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 21,062,691 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Contribution Agreement

In November 2021, we entered into the Contribution Agreement with StealthGas in connection with the Spin-Off. The Contribution Agreement sets forth the agreements between us and StealthGas regarding the contribution of the subsidiaries owning the vessels comprising our initial fleet and the refinancing of the existing indebtedness of StealthGas securing the vessels comprising our fleet with borrowings under a Senior Secured Credit Facility with DNB, which were the principal transaction necessary to separate us from StealthGas.

The Contribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between us and StealthGas, if any. Following the Spin-Off, StealthGas and Imperial Petroleum will operate independently, and neither will have any ownership interest in the other nor will there be any ongoing relationships between StealthGas and Imperial Petroleum after the separation. Pursuant to the Contribution Agreement, on the distribution date of December 3, 2021, StealthGas distributed to its stockholders all 318,351 shares of our common stock and all 795,878 shares of our Series A Preferred Stock, with one of our common stock and one of our Series A Preferred Stock being distributed for every eight shares and forty-eight shares, respectively, of StealthGas common stock held by StealthGas stockholders.

The Contribution Agreement provided that the Spin-Off and the transfer of StealthGas’ product and crude oil tanker vessel-owning subsidiaries to us, was subject to, among other things, the approval of StealthGas’ Board of Directors, our entry into a Senior Secured Credit Facility with DNB and the application of borrowings thereunder to refinance the existing indebtedness of StealthGas securing the vessels comprising our fleet, approval of our request for our common stock and Series A Preferred Stock to be listed on Nasdaq and the effectiveness of the registration statement relating to the Spin-Off distribution. The fulfillment of the foregoing conditions did not create any obligation on the part of StealthGas to effect the Spin-Off. StealthGas had the right not to complete the Spin-Off if, at any time, the board of directors of StealthGas determined, in its sole discretion, that the Spin-Off was not in the best interests of StealthGas or its stockholders, or that market conditions are such that it was not advisable to effect the Spin-Off.

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

Stealth Maritime also provides crew management services to certain of our vessels. The majority of these services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2021, 2022 and 2023, these crew management fees were, $0.06 million, $0.14 million and $0.3 million, respectively. As of April 1, 2024, all of our vessels were being manned by Hellenic Manning Overseas Inc., while for our Aframax tanker sold in July 2023 and for one of our product tankers, crewing services were provided by Bernard Shulte Management up until April 2023 and February 2023 respectively with a lumpsum monthly fee of $0.1 million. We are not responsible for crewing vessels deployed on bareboat charters.

In the years ended December 31, 2021, 2022 and 2023, Stealth Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, and a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter, with respect to the vessels in our fleet. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf. Under our management agreement with Stealth Maritime which we entered into in conjunction with the Spin-Off, we pay management fees and commissions at the same rate.

The above management fees for the years ended December 31, 2021, 2022 and 2023 were $0.5 million, $1.0 million and $1.6 million, respectively. We also paid $0.03 million, $0.03 million and $0.06 million, respectively, in the years ended December 31, 2021, 2022 and 2023 related to onboard supervision which were included in our operating expenses – related party. For the years ended December 31, 2021, 2022 and 2023, total brokerage commissions of 1.25% amounted to $0.22 million, $1.2 million and $2.3 million, respectively, and in each period were included in voyage expenses – related party. For the years ended December 31, 2021, 2022 and 2023, commissions on vessels purchased/sold were nil, $1.2 million and $0.8 million, respectively.

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

Office Space

Stealth Maritime provided our office space to us without charge for the first year after the completion of the Spin-Off, and thereafter the lease rate has been €5,000 per month. The lease ended on January 1, 2024. The lease rate for 2024 is €72,000 per year as per renewed contact effective from January 1, 2024 and may be terminated by tenant upon eight weeks’ notice to landlord.

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

On February 14, 2023, we entered into agreements to acquire two handysize drybulk carriers from entities affiliated with our Chief Executive Officer for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock. Delivery of the vessels on a charter-free basis, and closing of the transactions, occurred in March 2023. The Series C Convertible Preferred Stock had a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, which is payable in cash or additional shares of Series C Convertible Preferred Stock at our election, and was convertible, at the holder’s option, after the six-month anniversary of issuance into shares of our common stock at a conversion price equal to the lower of $7.50 and the ten-day volume weighted average price of the common stock. The transaction was approved by a committee comprised of independent directors, which received a fairness opinion from an independent financial advisor in connection with the issuance of the Series C Convertible Preferred Stock in the transaction. On December 21, 2023, all 13,875 shares of our Series Convertible Preferred Stock were converted by the holder, Flawless Management Inc., into 6,932,043 shares of our Common Stock.

On September 5, 2023, we entered into an agreement with entities affiliated with the Vafias family to acquire two tanker vessels, the aframax tanker Gstaad Grace II (ex. Stealth Haralambos), built in 2009 and the product tanker Aquadisiac built in 2008, with an aggregate capacity of approximately 164,000 dwt. The aggregate purchase price for these acquisitions is $71 million. Both vessels were delivered to us on a charter-free basis in February 2024. The transaction was approved by the Company’s audit committee comprised of independent directors.

Vessel Sale to C3is Inc.

On July 7, 2023, we entered into a memorandum of agreement for the disposal of the vessel “Stealth Berana” to C3is Inc., in which we hold an interest through Series A Convertible Preferred Stock, for $43,000,000. The vessel was delivered to her new owners in July 2023. Payment of 10% of the purchase price was effected at the time of delivery, with the remaining balance due no later than one year after delivery of the vessel, which took place on July 14, 2023. The remaining balance bears interest at an implicit rate of 8.1% per annum and is payable in July 2024.

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

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 16 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity. See Note 15 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Annual Report.

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following the Spin-Off, regular way trading in our common stock and Series A Preferred Stock began on the Nasdaq Capital Market on December 6, 2021, under the symbols “IMPP” and “IMPPP”, respectively.

Item 10.	Additional Information

A. Share Capital

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of April 1, 2024, the Company had 33,257,291 shares of common stock issued and 29,005,407 shares of common stock outstanding (an additional 436,253 restricted shares of common stock were granted under the 2021 Equity Plan on April 12, 2024), 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock and 16,000 shares of Series B Preferred Stock issued and outstanding, as well as Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 8,499,999 shares of common stock at an exercise price of $2.00 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

Common Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which there were 33,257,291 shares issued and 29,812,755 shares outstanding as of December 31, 2023 and 29,005,407 shares outstanding as of April 1, 2024 (an additional 436,253 restricted shares of common stock were granted under the 2021 Equity Plan on April 12, 2024). As of April 1, 2024, we also had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 8,499,999 shares of common stock at an exercise price of $2.00 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

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

Warrants

General. As of April 1, 2024, we had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 8,499,999 shares of common stock at an exercise price of $2.00 per share and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

The following summary of certain terms and provisions of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the forms of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants, respectively, which are each filed as an exhibit to this Annual Report.

Exercisability. The Class A Warrants are exercisable at any time after their original issuance, of February 2, 2022, up to the date that is five years after their original issuance (February 2, 2027). The Class B Warrants are exercisable at any time after their original issuance, of March 23, 2022, up to the date that is five years after their original issuance (March 23, 2027). The Class C Warrants are exercisable at any time after their original issuance, of May 19, 2022, up to the date that is five years after their original issuance (May 19, 2027). The Class D Warrants are exercisable at any time after their original issuance, of June 15, 2022, up to the date that is five years after their original issuance (June 15, 2027). The Class E Warrants are exercisable at any time after their original issuance, of August 15, 2023, up to the date that is five years after their original issuance (August 15, 2028). The Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common stock underlying the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the common stock underlying the Class A Warrants, Class B Warrants, Class C Warrants, Class E Warrants, or the resale of the common stock underlying the Class D Warrants, under the Securities Act is not effective or available and, in the case of the Class A Warrants, Class B Warrants, Class C Warrants and Class E Warrants, an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Class A Warrant, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants. No fractional shares of common stock will be issued in connection with the exercise of a Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant or Class E Warrants. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Class A Warrants is $18.75 per share, upon exercise of the Class B Warrants is $24.00 per share, upon exercise of the Class C Warrants is $8.25 per share, upon exercise of the Class D Warrants is $12.00 per share and upon exercise of the Class E Warrants is $2.00 per share. The exercise price and number of shares of common stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable laws, the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants or by virtue of such holder’s ownership of our common stock, the holder of a Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants or Class E Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants and Class E Warrants, as applicable, in the event of certain fundamental transactions, the holders of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, respectively, on the date of consummation of such transaction.

Governing Law. The Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants and related warrant agency agreement, as applicable, are governed by New York law.

Underwriter’s Warrants. The February 2022 Representative’s Purchase Warrants, issued to the representative of the underwriters of our February 2022 underwritten public offering, have substantially similar terms as the Class A Warrants other than that they will be exercisable for up to an aggregate of 36,800 shares of common stock at any time, and from time to time, in whole or in part, during the period commencing July 31, 2022 and expiring January 31, 2027 at an exercise price of $20.625 per share. These warrants are governed by New York law.

The March 2022 Representative’s Purchase Warrants, issued to the representative of the underwriters of our March 2022 underwritten public offering, have substantially similar terms as the Class B Warrants other than that they will be exercisable for up to an aggregate of 115,000 shares of common stock, at any time, and from time to time, in whole or in part, during the period commencing September 18, 2022 and expiring March 18, 2027 at an exercise price of $30.00 per share. These warrants are governed by New York law.

The May 2022 Representative’s Purchase Warrants, issued to the representative of the underwriters of our May 2022 underwritten public offering, have substantially similar terms as the Class C Warrants other than that they will be exercisable for up to an aggregate of 139,394 shares of common stock, at any time, and from time to time, in whole or in part, during the period commencing November 12, 2022 and expiring May 16, 2027 at an exercise price of $10.3125 per share. These warrants are governed by New York law.

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 800,000 shares have been designated as Series A Preferred Stock, of which 795,878 shares of Series A Preferred Stock are outstanding as of December 31, 2023 and April 1, 2024; 16,000 shares have been designated as Series B Preferred Stock, all of which were outstanding as of December 31, 2023 and April 1, 2024. On December 21, 2023, all 13,875 shares of our Series C Convertible Preferred Stock were converted by the holder, Flawless Management Inc., into 6,932,043 shares of our Common Stock. The undesignated authorized preferred stock may be issued in one or more series and our Board of Directors, without further approval from our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common stock. See “Description of Series A Preferred Stock” and “Description of Series B Preferred Stock” below.

Transfer Agent and Registrar

Equiniti Trust Company, LLC is the transfer agent and registrar for Imperial Petroleum common stock and Series A Preferred Stock, and the warrant agent for the Class A, B and C Warrants.

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

General

As of December 31, 2022 and April 1, 2024, there were 800,000 Series A Preferred Stock authorized, and 795,878 Series A Preferred Stock issued and outstanding. We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Stock, authorize and issue additional Series A Preferred Stock as well as Parity Securities and Junior Securities and, subject to the further limitations described under “—Voting Rights”, Senior Securities.

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

The Series A Preferred Stock represents perpetual equity interests in us and, unlike any potential indebtedness we may incur in the future, will not give rise to a claim for payment of a principal amount at a particular date. As such, the Series A Preferred Stock ranks junior to any future indebtedness and other liabilities with respect to assets available to satisfy claims against us.

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

•

on a parity with any class or series of stock established after the initial issue date of the Series A Preferred Stock by our board of directors, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock as to dividend distributions and distributions upon the liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary (collectively, the “Parity Securities”); and

•

junior to (i) any future indebtedness and other liabilities with respect to assets available to satisfy claims against us, and (ii) each class or series of capital stock expressly made senior to the Series A Preferred Stock as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (such shares described in this clause (ii), the “Senior Securities”).

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

On October 21, 2022, we issued 16,000 shares of our newly-designated Series B Preferred Stock, par value $0.01 per share. As of April 1, 2024, there were 16,000 shares of Series B Preferred Stock authorized, and 16,000 shares of Series B Preferred Stock issued and outstanding.

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

B. Articles of Incorporation and Bylaws

Our articles of incorporation and our bylaws are filed as Exhibit 1.1 and Exhibit 1.2, respectively, hereto.

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

Blank Check Preferred Stock.

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock, of which 800,000 have been designated Series A Preferred Stock and of which 795,878 are issued and outstanding as of April 1, 2024 and 16,000 have been designated Series B Preferred Stock and of which 16,000 are issued and outstanding as of April 1, 2024. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

C. Material Contracts

We refer to “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party. We have entered into a management agreement with Stealth Maritime as described as described in “—Related Party Transactions – Management Arrangements” and a vessel sale agreement with C3is Inc “—Related Party Transactions—Vessel Sale to C3is Inc.”

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

Under the regulations, Imperial Petroleum stock will be considered to be “regularly traded” on an established securities market if one or more classes of its stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market (the “listing threshold”). Since Imperial Petroleum common stock and Series A Preferred Stock, which represent more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, will be listed on the Nasdaq Capital Market, Imperial Petroleum will satisfy the listing threshold.

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

For purposes of being able to determine the persons who own 5% or more of a class of a corporation’s stock (“5% Stockholders”) the Treasury regulations permit a corporation to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in such corporation’s common stock, which currently are our sole class of voting shares, or, if our Series A Preferred Stock are then entitled to vote, our Series A Preferred Stock. The Treasury regulations further provide that an investment company that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.

This discussion does not purport to deal with the tax consequences of owning Imperial Petroleum common stock, Series A Preferred Stock Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants.

If a partnership holds Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, you are encouraged to consult your tax advisor.

The foregoing treatment of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants are not binding on the IRS or the courts.

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

Exercise of Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants

A U.S. Holder should not recognize gain or loss on the exercise of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants and related receipt of common stock (unless cash is received in lieu of the issuance of a fractional shares of common stock). A U.S. Holder’s initial tax basis in the common stock received on the exercise of a Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants or Class E Warrants should be equal to the sum of (a) such U.S. Holder’s initial tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. If we were to become a PFIC, pursuant to proposed Treasury Regulations a U.S. Holder’s holding period for the common stock received will begin on the date on which such U.S. holder acquired its Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants or Class E Warrants.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants into common stock. The U.S. federal income tax treatment of a cashless exercise of warrants into common stock is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants.

Disposition of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant or Class E Warrant in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant or Class E Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant or Class E Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants without Exercise

Upon the lapse or expiration of a Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant or Class E Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class A Warrant, Class B Warrant, Class C Warrant or Class D Warrant, respectively. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, or an adjustment to the exercise price of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, may be treated as a constructive distribution to a U.S. Holder of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants, respectively, if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the stockholders). Adjustments to the exercise price of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and Class E Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants and

Class E Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “Distributions” above).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, Imperial Petroleum will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, either:

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

Based on Imperial Petroleum’s anticipated operations and future projections, Imperial Petroleum does not believe that it is a PFIC for the taxable year ended December 31, 2023. Although there is no legal authority directly on point, and Imperial Petroleum is not relying upon an opinion of counsel on this issue, Imperial Petroleum’s belief is based principally on the position that, for purposes of determining whether Imperial Petroleum is a PFIC, the gross income Imperial Petroleum derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that Imperial Petroleum or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether Imperial Petroleum is a PFIC. Imperial Petroleum believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with Imperial Petroleum’s position. In addition, although Imperial Petroleum intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of Imperial Petroleum’s operations will not change in the future.

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

In addition, if a U.S. Holder owns Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants and Imperial Petroleum is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to Imperial Petroleum common stock or Series A Preferred Stock (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of Imperial Petroleum’s ordinary earnings and of Imperial Petroleum’s net capital gain, if any, for Imperial Petroleum’s taxable year that ends with or within the taxable year of the Electing Holder. Imperial Petroleum’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset Imperial Petroleum’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock or Series A Preferred Stock). Distributions received from Imperial Petroleum by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of Imperial Petroleum’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock or Series A Preferred Stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in Imperial Petroleum common stock or Series A Preferred Stock, as applicable. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of Imperial Petroleum common stock or Series A Preferred Stock. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding Imperial Petroleum. If we were aware that we were to be treated as a PFIC for any taxable year, we currently expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common stock and Series A Preferred Stock. We may elect to provide such information on our website. A QEF election will not be available with respect to Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to Imperial Petroleum common stock or Series A Preferred Stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock or Series A Preferred Stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock or Series A Preferred Stock, respectively. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock or Series A Preferred Stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock or Series A Preferred Stock, as applicable. A U.S. Holder’s tax basis in his common stock and Series A Preferred Stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock or Series A Preferred Stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock or Series A Preferred Stock. A mark-to-market election will not be available with respect to the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to Imperial Petroleum common stock, Series A Preferred Stock or is holding our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants), and (ii) any gain realized on the sale or other disposition of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants.

Unearned Income Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants. U.S. Holders are encouraged to consult their own tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants and Class D Warrants.

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

Sale, Exchange or Other Disposition of Common Stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, unless:

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

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock or Series A Preferred Stock, including dividends and the gain from the sale, exchange or other disposition of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

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

If a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the stockholder certifies that it is a non-U.S. person, under penalties of perjury, or the stockholder otherwise establishes an exemption. If a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the stockholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, unless Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Imperial Petroleum encourages each stockholder and warrant holder to consult with his, her or its own tax advisor as to particular tax consequences to it of acquiring, holding and disposing of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants or Class E Warrants, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

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

Our risk management policy

Our primary market risks relate to adverse movements in freight rates for product tankers and crude oil tankers and any declines that may occur in the value of our assets which are made up primarily of product tankers and crude oil tankers. Our policy is to also continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. In regard to bunker prices, as our employment policy for our vessels has continued to be and is expected to continue with a high percentage of our fleet on spot employment, we are directly exposed for the majority of our fleet to increases in bunker fuel prices.

Interest rate risk

We did not have any outstanding indebtedness as of December 31, 2023, as we repaid all $70.0 million of our outstanding indebtedness in the first half of 2023. If, however, we again incur indebtedness in the future to finance our fleet, we would expect to be subject to market risks relating to changes in interest rates, because we would expect such loans to be floating rate debt on which we pay interest based on SOFR plus a margin. Currently we have, and during 2023 we had, no interest rate swap agreements outstanding.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 12.0% of our expenses in currencies other than U.S. dollars in 2023 (2022: 8.4%; 2021: 13.8%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 1, 2024, we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2023. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023.

b. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2023, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2023 the Company’s internal control over financial reporting was effective.

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.imperialpetro.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2023.

Item 16C.	Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ended 2021, 2022 and 2023, acting as our independent auditor since our inception in 2021. All services provided by Deloitte were pre-approved by the Audit Committee. Those services provided before the completion of our Spin-Off on December 3, 2021, were pre-approved by the Audit Committee of StealthGas. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2022 and 2023 and breaks down these amounts by the category of service (in thousands):

	2022	2023
Audit fees	$486	$237
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$486	$237

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2022 or 2023.

(3) Tax Fees

Deloitte did not provide any tax services in 2022 or 2023.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2022 or 2023.

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

On September 7, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of April 1, 2024, 4,251,884 shares of common stock had been repurchased for an aggregate of $8.4 million (excluding commissions), with the average purchase price of $1.97 per share.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases through April 1, 2024. All purchases, other than the repurchase of 15,400 shares of common stock in a negotiated repurchase in November 2023, have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
September 1 to 30, 2023	141,901	1.554	141,901	9,779,429
October 1 to 30, 2023	1,257,170	1.690	1,399,071	7,655,351
November 1 to 30, 2023	1,405,444	1.633	2,804,515	5,360,060
December 1 to 31, 2023	640,021	1.946	3,444,536	4,144,273
January 1 to 31, 2024	807,348	3.102	4,251,884	1,609,768

On October 9, 2023, we repurchased Class C Warrants exercisable for 1,480,000 shares of common stock and Class D Warrants exercisable for 1,100,000 shares of common stock for an aggregate purchase price of approximately $0.67 million. On December 6, 2023, we repurchased Class C Warrants exercisable for 2,391,323 shares of common stock and Class D Warrants exercisable for 803,333 shares of common stock for an aggregate purchase price of approximately $0.85 million.

During fiscal year 2023, our Chief Executive Officer, through an entity controlled by him, made purchases of shares of the Company’s Common Stock as set forth below.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
December 20 to 21, 2023	200,000	2.4544
January 2 to 4, 2024	397,035	2.8820

Our Chief Executive Officer, also acquired, through Flawless Management Inc., 6,932,043 shares of our Common Stock in December 2023 upon conversion of all of its outstanding shares of our Series C Convertible

Preferred Stock and 2,083,686 shares of our Common Stock and 28,146 shares of our Series A Preferred Stock in December 2023 upon the transfer of the interests in Arethusa Properties LTD, and received compensatory awards of restricted stock and options to acquire common stock, each subject to vesting, in 2023.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Statement of Significant Differences Between our Corporate Governance Practices and Nasdaq Corporate Governance Standards for Non-Controlled U.S. Issuers

As a foreign private issuer, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the Nasdaq corporate governance standards. We, however, voluntarily comply with all applicable Nasdaq corporate governance standards other than that, (1) we have two rather than three members on our audit committee, each of whom is independent under Nasdaq and SEC rules, and (2) while Nasdaq requires listed companies to obtain prior stockholder approval for certain issuances of authorized stock in transactions not involving a public offering, as permitted under Marshall Islands law and our articles of incorporation and bylaws, we do not need prior stockholder approval to issue shares of authorized stock, including under equity compensation plans such as our 2024 Equity Compensation Plan.

Item 16H.	Mine Safety Disclosures

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J. Insider Trading Policies.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Item 16K. Cybersecurity

Risk Management and Strategy

Our company recognizes the importance of safeguarding the security of the computer systems, software, networks, and other technology assets used in our business, both ashore and onboard our vessels.

Our manager, Stealth Maritime, has implemented processes for identifying, assessing, and mitigating cybersecurity risks and, as part of an Enterprise Risk Management, or ERM, process, our manager has implemented a cybersecurity risk management program that is informed by recognized industry standards and frameworks and incorporates elements of the same.

Our manager’s cybersecurity risk management program incorporates a number of components, including, but not limited to, information security policies and operating procedures, periodic information security risk assessments and other vulnerability analyses, and ongoing monitoring of critical risks from cybersecurity threats using automated tools.

Additionally, our manager has implemented a process to conduct cybersecurity awareness training for employees during onboarding and, thereafter, throughout the year, and conducts regular phishing simulations in an effort to raise awareness of spoofed or manipulated electronic communications and other cybersecurity threats.

Our manager maintains a Cybersecurity Incident Response Plan, which is designed to guide responses to cyber incidents, including to mitigate and contain any potential cybersecurity incidents that could affect its systems, network, or data. The Cybersecurity Incident Response Plan identifies the individuals responsible for developing, maintaining, and following procedures related to cybersecurity incident response, including escalation protocols.

As part of our manager’s cybersecurity risk management program, all processes around third-party vendor risk management are maintained, including a framework for managing third-party information security risks.

Governance

Our Board of Directors has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Board of Directors is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by the IT function and other functions as needed.

The key individuals responsible for the overall assessment and day-to-day management of material risks from cybersecurity threats include the Head of Information Technology and head of the legal function at our manager Stealth Maritime. Our manager’s current Head of IT at our manager possesses approximately 26 years of experience with information technology and cybersecurity risk management programs.

Our manager’s Head of IT, alongside the head of our manager’s legal function and our Chief Financial Officer, provide quarterly reports to the Board of Directors covering cybersecurity and other information technology risks affecting us. These reports may include reviewing our manager’s current infrastructure and the status of key cybersecurity initiatives, including the status of ongoing mitigation efforts, providing insights into the latest cybersecurity threats, and discussing any recent security incidents impacting similarly-situated companies. In the event of a cybersecurity incident, we have implemented a process in which our Chief Financial Officer and the head of our manager’s legal function would report such incident to our board of directors if the incident is determined to present critical risk to us.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Restated Articles of Incorporation of the Company, as amended by Articles of Amendment, dated April 27, 2023, to Restated Articles of Incorporation

1.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

Number	Description

1.3	Statement of Designation of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

1.4	Statement of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 21, 2022)

2.1	Description of Securities

4.1	Management Agreement between Imperial Petroleum Inc. and Stealth Maritime S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.2.1	Warrant Agency Agreement, dated February 2, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.2.2	Warrant Agency Agreement, dated March 23, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.2.3	Warrant Agency Agreement, dated May 19, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.4	Form of Class B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.6	Form of Class D Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on June 13, 2022)

4.7	Form of Class E Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on August 15, 2023)

4.8	Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022; Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022; Exhibit 4.4 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022 and Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.9	Contribution Agreement between Imperial Petroleum Inc. and StealthGas Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.10	MoA for sale of Aframax Tanker (incorporated by reference to Exhibit 99.4 to the Company’s Report on Form 6-K filed with the SEC on August 10, 2023)

4.11	2021 Equity Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.12	2024 Equity Compensation Plan

8	Subsidiaries

Number	Description

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Certified Public Accountants S.A.

97	Compensation Recovery Policy

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL PETROLEUM INC.
By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 12, 2024

IMPERIAL PETROLEUM INC.
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Imperial Petroleum Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Imperial Petroleum Inc. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
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
12
, 2024
We have served as the Company’s auditor since 2021.

Imperial Petroleum Inc.
Consolidated balance sheets
(Expressed in United States dollars)

	As of December 31, 2022	As of December 31, 2023
Assets
Current assets
Cash and cash equivalents	50,901,092	91,927,512
Time deposits	68,000,000	32,099,810
Restricted cash	1,005,827	—
Receivable from related parties (Note 3)	146,708	37,906,821
Trade and other receivables	7,898,103	13,498,813
Other current assets (Note 1 2 )	240,002	302,773
Inventories	5,507,423	7,291,123
Advances and prepayments	172,908	161,937

Total current assets	133,872,063	183,188,789

Non current assets
Vessels, net (Note 4)	226,351,081	180,847,252
Restricted cash	5,600,000	—
Investment in related party (Note 3)	—	12,798,500

Total non current assets	231,951,081	193,645,752

Total assets	365,823,144	376,834,541

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,115,462	8,277,118
Payable to related party (Note 3)	3,016,438	2,324,334
Accrued liabilities (Note 6)	1,982,306	3,008,500
Deferred income	1,089,959	919,116
Current portion of long-term debt (Note 5)	10,176,538	—

Total current liabilities	24,380,703	14,529,068
Non current liabilities
Long-term debt (Note 5)	59,787,923	—

Total non current liabilities	59,787,923	—

Total liabilities	84,168,626	14,529,068

Commitments and contingencies (Note 1 5 )
Stockholders’ equity
Capital stock, $0.01 par value, 2,000,000,000 authorized at December 31, 2022 and 2023, 12,972,358 shares issued and outstanding at December 31, 2022 and 33,257,291 issued and 29,812,755 outstanding at December 31, 2023 (Note 8)	129,724	332,573
Preferred stock, 200,000,000 authorized (Note 8)
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 and 795,878 preferred shares, issued and outstanding at December 31, 2022 and 2023, respectively (Note 8)	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 and 16,000 preferred shares, issued and outstanding at December 31, 2022 and 2023, respectively (Note 8)	160	160
Treasury stock nil and 3,444,536 shares at December 31, 2022 and 2023, respectively with a par value of $0.01 per share (Note 8)	—	(5,885,727)
Additional paid-in capital (Note 8)	252,912,550	270,242,635
Retained earnings	28,604,125	97,607,873

Total stockholders’ equity	281,654,518	362,305,473

Total liabilities and stockholders’ equity	365,823,144	376,834,541

The accompanying notes are an integral part of these consolidated financial statements.

F-
3

Imperial Petroleum Inc.
Consolidated statements of operations
(Expressed in United States dollars)

	For the years ended December 31,
	2021	2022	2023
Revenues
Revenues (Note 1 2 )	17,362,669	97,019,878	183,725,820

Total revenues	17,362,669	97,019,878	183,725,820

Expenses
Voyage expenses	3,366,223	32,604,893	60,276,962
Voyage expenses – related party (Notes 3)	218,192	1,202,449	2,253,979
Vessels’ operating expenses (Note 1 3 )	7,346,527	16,227,636	25,295,851
Vessels’ operating expenses – related party (Notes 3, 1 3 )	86,500	165,500	346,583
Dry-docking costs	14,380	1,890,247	6,551,534
Management fees – related party (Note 3)	527,425	1,045,640	1,606,440
General and administrative expenses (including $311,676, $296,274 and $400,072 to related party) (Note 3)	614,786	1,773,590	4,934,468
Depreciation (Note 4)	8,674,663	12,290,463	15,629,116
Impairment loss (Note 4 )	—	—	8,996,023
Net gain on sale of vessel – related party (Note 3)	—	—	(8,182,777)
Total expenses	20,848,696	67,200,418	117,708,179

(Loss)/Income from operations	(3,486,027)	29,819,460	66,017,641

Other (expenses) / income
Interest and finance costs	(145,013)	(1,610,145)	(1,821,908)
Interest income	980	1,290,059	4,470,396
Interest income-related party (Note 3)	—	—	1,363,360
Dividend income from related party (Note 3)	—	—	404,167
Foreign exchange (loss)/gain	(9,919)	11,554	700,346

Other (expenses)/income, net	(153,952)	(308,532)	5,116,361

Net (loss)/income	(3,639,979)	29,510,928	71,134,002

(Loss)/Earnings per share attributable to common shareholders — basic (Note 11 )	(11.87)	2.89	3.22

(Loss)/Earnings per share attributable to common shareholders — diluted (Note 11 )	(11.87)	2.89	2.93

Weighted average number of shares, basic	318,351	8,559,000	18,601,539

Weighted average number of shares, diluted	318,351	8,593,575	22,933,671

The accompanying notes are an integral part of these consolidated financial statements.

F-
4

Imperial Petroleum Inc.
Consolidated statements of stockholders’ equity
(Expressed in United States dollars)

	Capital stock		Treasury stock		Preferred stock		Additional Paid-in Capital (Note 8)	(Accumulated Deficit)/ Retained Earnings	Former Parent Company Investment	Total
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)
Balance, January 1, 2021	—	—	—	—	—	—	—	—	134,061,923	134,061,923
Net decrease in former Parent Company Investment	—	—	—	—	—	—	—	—	(7,792,798)	(7,792,798)
Net loss for the period from January 1, 2021 to Spin-Off	—	—	—	—	—	—	—	—	(3,168,422)	(3,168,422)
Dividends to former Parent Company	—	—	—	—	—	—	—	—	(25,752,729)	(25,752,729)
Capitalization at spin-off, including issuance of capital and preferred stock	318,351	3,184	—	—	795,878	7,959	97,336,831	—	(97,347,974)	—
Issuance of Series A preferred shares over par as part of Spin-Off	—	—	—	—	—	—	15,113,723	—	—	15,113,723
Deemed contribution of Series A preferred shares as part of Spin-Off	—	—	—	—	—	—	(15,113,723)	—	—	(15,113,723)
Net loss for the period from spin-off to December 31, 2021	—	—	—	—	—	—	—	(471,557)	—	(471,557)
Dividends declared on Series A preferred shares ($0.16 per preferred share)	—	—	—	—	—	—	(130,574)	—	—	(130,574)

Balance, December 31, 2021*	318,351	3,184	—	—	795,878	7,959	97,206,257	(471,557)	—	96,745,843

Issuance of common stock (including the exercise of warrants) net of issuance costs	12,463,531	124,635	—	—	—	—	156,696,839	—	—	156,821,474
Issuance of restricted shares and stock based compensation	190,476	1,905	—	—	—	—	115,351	—	—	117,256
Issuance of Series B preferred shares	—	—	—	—	16,000	160	199,840	—	—	200,000
Net income	—	—	—	—	—	—	—	29,510,928	—	29,510,928
Deemed dividend on warrant inducement ($1.42 per share) (Note 8)	—	—	—	—	—	—	—	(2,943,675)	—	(2,943,675)
Incremental fair value of the class D warrants (Note 8)	—	—	—	—	—	—	—	2,943,675	—	2,943,675
Dividends declared on Series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	(1,305,737)	(435,246)	—	(1,740,983)

Balance December 31, 2022*	12,972,358	129,724	—	—	811,878	8,119	252,912,550	28,604,125		281,654,518
Issuance of common stock (including the exercise of warrants) net of issuance costs	11,767,579	117,676	—	—	—	—	27,460,093	—	—	27,577,769
Stock repurchase	—	—	(3,444,536)	(5,885,727)	—	—	—	—	—	(5,885,727)
Warrants repurchase	—	—	—	—	—	—	(1,521,738)	—	—	(1,521,738)
Issuance of restricted shares and stock based compensation	1,585,311	15,853	—	—	—	—	2,419,002	—	—	2,434,855
Dividends declared on Series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	—	(1,740,983)
Dividends declared on Series C preferred shares ($28.06 per preferred share)	—	—	—	—	—	—	—	(389,271)	—	(389,271)
Conversion of Series C preferred shares	6,932,043	69,320	—	—	—	—	9,930,680	6,507,789	—	16,507,789
Deemed dividends on Series C Preferred shares ($0.94 per preferred share)	—	—	—	—	—	—	—	(6,507,789)	—	(6,507,789)
Net income	—	—	—	—	—	—	—	71,134,002	—	71,134,002
Distribution of net assets of C3is	—	—	—	—	—	—	(20,957,952)			(20,957,952)
Balance, December 31, 2023	33,257,291	332,573	(3,444,536)	(5,885,727)	811,878	8,119	270,242,635	97,607,873	—	362,305,473

*	Adjusted to reflect the reverse stock split effect on April 28, 2023 (see Note 1 and 8)
The accompanying notes are an integral part of these consolidated financial statements.

F-
5

Imperial Petroleum Inc.
Consolidated statements of cash flows
(Expressed in United States dollars)

	For the years ended December 31,
	2021	2022	2023
Cash flows from operating activities:
Net (loss)/income for the year	(3,639,979)	29,510,928	71,134,002
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	8,674,663	12,290,463	15,629,116
Amortization of deferred finance charges	32,587	94,007	474,039
Noncash lease expense	—	—	62,609
Shared based compensation	—	117,256	2,434,855
Impairment loss	—	—	8,996,023
Net gain on sale of vessel - related party	—	—	(8,182,777)
Unrealized foreign exchange gain on time deposits	—	—	(426,040)
Dividends income from related party	—	—	(404,167)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(734,400)	(6,497,828)	(6,477,912)
Other current assets	173,930	(240,002)	(62,771)
Inventories	577,151	(5,248,577)	(1,908,513)
Changes in operating lease liabilities	—	—	(62,609)
Advances and prepayments	(10,943)	(22,364)	(181,990)
Increase/(decrease) in
Trade accounts payable	289,086	6,685,211	118,523
Due from related party	—	—	(2,248,863)
Due to related party	(708,968)	2,105,698	(692,104)
Accrued liabilities	238,351	1,495,632	1,383,841
Deferred income	347,727	607,638	(54,903)

Net cash provided by operating activities	5,239,205	40,898,062	79,530,359

Cash flows from investing activities:
Dividends income received	—	—	241,667
Proceeds from sale of vessel, net	—	—	3,865,890
Acquisition and improvement of vessels	(142,600)	(118,678,560)	(28,145,103)
Maturity of bank time deposits	—	(68,000,000)	(167,501,480)
Purchase of bank time deposits	—	—	203,827,710

Net cash (used in)/provided by investing activities	(142,600)	(186,678,560)	12,288,684

Cash flows from financing activities:
Proceeds from issuance of Series B preferred shares	—	200,000	—
Net transfers to former Parent Company	(7,792,798)	—	—
Dividends paid to former Parent Company	(25,752,729)	—	—
Proceeds from equity offerings	—	168,001,415	29,070,586
Stock issuance costs	—	(11,179,941)	(1,492,817)
Stock repurchase	—	—	(5,885,727)
Warrants repurchase	—	—	(1,521,738)
Deferred finance charges paid	(196,000)	(404,633)	—
Customer deposits paid	(500,000)	(368,000)	—
Dividends paid on preferred shares	(130,574)	(1,740,983)	(2,130,254)
Loan repayments	—	(5,354,000)	(70,438,500)
Proceeds from long-term debt	28,000,000	47,792,500	—
Cash retained by C3is Inc. at spin off	—	—	(5,000,000)

Net cash (used in)/provided by financing activities	(6,372,101)	196,946,358	(57,398,450)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(1,275,496)	51,165,860	34,420,593
Cash, cash equivalents and restricted cash at the beginning of the year	7,616,555	6,341,059	57,506,919

Cash, cash equivalents and restricted cash at the end of the year	6,341,059	57,506,919	91,927,512

Supplemental cash flow information:
Interest paid	—	898,368	1,735,054
Non cash investing activity – Vessel improvements included in liabilities	—	—	859,320
Non cash investing and financing activity – Part payment of vessel acquisition through issuance of Series C Preferred Shares	—	—	10,000,000
Non cash investing activity – Dividend on Series A Perpetual Convertible Preferred shares included in related parties	—	—	162,500
Distribution of net assets of C3is Inc. to shareholders and warrant holders	—	—	20,957,952
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	3,389,834	50,901,092	91,927,512
Restricted cash, current	451,225	1,005,827	—
Restricted cash, non-current	2,500,000	5,600,000	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	6,341,059	57,506,919	91,927,512

The accompanying notes are an integral part of these consolidated financial statements.

F-
6

Imperial Petroleum Inc.
Notes to the consolidated financial statements
(Expressed in United States dollars)

1.	General Information and Basis of Presentation
Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 33 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in 4 subsidiaries, Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 318,318 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 318,351 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis
(the “Spin-Off”).
The accompanying consolidated financial statements include the accounts of Imperial and its wholly owned subsidiaries (collectively, the “Company”) using the historical carrying costs of the assets and the liabilities of the Subsidiaries from their dates of incorporation until their dates of disposal, if any. For periods up to December 3, 2021, the accompanying financial statements reflect the financial position and results of the carve-out operations
of the Subsidiaries that were contributed to Imperial.
On June 21, 2023, the Company completed the spin-off transaction (the “Spin-off”) of its wholly-owned subsidiary C3is Inc. (“C3is”), which was formed by the Company in July 2022. Prior to the Spin-off, Imperial received all issued and outstanding common shares and all
600,000 5.00%
Series A Perpetual Convertible Preferred shares of C3is (Note 3) in exchange for the contribution to C3is of the entities owning Imperial’s two Handysize drybulk carriers, “Eco Bushfire” and “Eco Angelbay” together with
$5,000,000
in cash as working capital. Imperial, as the sole shareholder of C3is, distributed the C3is’s common shares to the Company’s stockholders and warrant holders in accordance with the terms of the Company’s outstanding warrants on a pro rata basis on June 21, 2023. Common shares of C3is commenced trading on June 21, 2023 on the Nasdaq Capital Market under the ticker symbol “CISS”. Imperial Inc. continues to operate in the tanker and dry bulk shipping market and remains a publicly traded company.
The assets and liabilities of C3is on June 21, 2023, were as follows:

June 21, 2023
Cash and cash equivalents	5,000,000
Trade and other receivables	877,202
Inventories	124,813
Advances and prepayments	192,961
Due from related party	188,750
Vessels, net (after impairment of $8,996,023)	28,500,000
Trade accounts payable	816,187
Accrued and other liabilities	357,647
Deferred income	115,940
Net assets of C3is distributed to stockholders and warrantholders	33,593,952
Less investment in preferred shares of C3is issued as part of Spin-off	(12,636,000)
Distribution of net assets of C3is to stockholders and warrantholders	20,957,952

F-
7

At December 31, 2023, the Company’s fleet was comprised of
 9
vessels consisting of
 5
medium range (M.R.) type Product tankers,
2
Suezmax crude oil tankers and
2
Handysize drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.
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
During the year ended December 31, 2023, the Company held
100% interest in the below companies, each owning one vessel.

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary		Dead Weight Tonnage (“dwt”)	Acquisition Date	Disposal Date
Clean Power Inc.	5/2/2007	Magic Wand		47,000	9/1/2008	—
MR Roi Inc.	5/2/2007	Clean Thrasher		47,000	27/2/2008	—
King of Hearts Inc.	17/3/2008	Clean Sanctuary		46,000	14/7/2009	—
Nirvana Product Trading Inc	25/2/2022	Clean Nirvana		50,000	28/3/2022	—
Volume Jet Trading Inc.	25/2/2022	Clean Justice		46,000	31/5/2022	—
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted		160,000	3/6/2022	—
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia		160,000	3/6/2022	—
Haven Exotic Trading Inc.	31/1/2023	Eco Wildfire		33,000	28/3/2023	—
Blue Oddysey International Inc.	31/1/2023	Glorieuse		38,000	27/3/2023	—
Tankpunk Inc.	6/1/2008	Stealth Berana	**	115,804	26/7/2010	—
Drybulk International Trading and Shipping Inc.*	4/7/2022	Eco Bushfire		32,000	21/9/2022	21/6/2023
Raw Commodities & Exports Inc.*	4/7/2022	Eco Angelbay		32,000	19/10/2012	21/6/2023

*	Consolidated by the Company up to June 21, 2023, the date the Spin-off of C3is Inc. was completed.
**	This vessel was sold on July 14, 2023 (Note 3).
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
Effective as of the opening of trading on April 28, 2023, the Company effected a one-for-fifteen
reverse stock split of its shares of common stock. The reverse stock split affected all outstanding shares of common stock. No fractional shares were issued in connection with the reverse split. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. Furthermore, in connection with the reverse stock split, the exercise price of the Company’s outstanding warrants at that date increased and the number of shares issuable upon their exercise decreased in accordance with their terms. In addition, the conversion price of the Company’s Series C Cumulative Convertible Perpetual Preferred Shares was proportionately adjusted in accordance with their terms (Note 9). The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split.

F-
8

During 2021, 2022 and 2023 four, two and one charterers, respectively, accounted for
10%
or more of the Company’s revenues.

	Year ended December 31,
Charterer	2021	2022	2023
A	—	—	21%
B	16%	—	—
C	15%	—	—
D	15%	—	—
E	15%	—	—
F	—	16%	—
G	—	17%	—

2.	Significant Accounting Policies
Principles of Consolidation:
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Imperial Petroleum Inc. and its subsidiaries referred to in Note 1 from their date of incorporation/ acquisition and until their date of disposal. All inter-company balances and transactions have been eliminated upon consolidation.
Use of Estimates:
The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.
Other comprehensive (loss) / income:
The Company has no other comprehensive (loss) / income and accordingly comprehensive (loss) / income equals net (loss) / income for all periods presented. As such, no statement of comprehensive (loss) / income has been presented.
Foreign Currency Translation:
The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of
the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.
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
assets.
Restricted Cash:
Restricted cash mainly reflects deposits with certain banks that can only be
used to pay the current loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel or funds held in escrow. In the event that the obligation relating to such funds is expected to be terminated within the next twelve months, these funds are classified as current assets; otherwise they are classified as non-current
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
Vessels, net:
Vessels, net are stated at cost less depreciation and impairment, if any. Cost consists of the contract price less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.
Impairment or Disposal of Long-lived Assets:
The Company follows the Accounting Standards Codification (“ASC”) Subtopic
360-10,

“Property, Plant and Equipment” (“ASC
360-10”),

which requires impairment losses to be recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related vessels, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking
costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates for the respective class of vessel.
Vessels’
Depreciation
:
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
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance, and the charterer generally assumes all risks and costs of operation during the bareboat charter period. The Company’s time charter and bareboat contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases, and therefore do not fall under the scope of Accounting Standards Codification (“ASC”) 606 because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter and bareboat charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer. Under bareboat charter agreements, the charterer further assumes all vessel operating expenses, dry-docking
expenses and risk of operation.
The Company elected to make use of a practical expedient for lessors, not to separate the lease and non-lease
components included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease
component, the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease
components are earned by passage of time) and the predominant component is the lease.
A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge
port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time
as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. The Company has determined that there is one single performance obligation for each of its voyage charters, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues/expenses are recognized when the amount can be estimated and its collection/payment is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred income mainly represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. Brokerage commissions are paid to shipbrokers and the Manager for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of the voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.
Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.
Equity Compensation Plan:
Share-based compensation includes vested
and
 non-vested

shares that may be granted to employees of the Company, to employees of the Manager and to non-employee

directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value, which is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested

shares on the grant date and a total fair value of such shares is
recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur (Note 10).
Dividends:
Dividends on cumulative preferred shares are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in
capital.
(Loss)/Earnings per common share:
Basic (loss)/earnings per common share are computed under
the two-class
method by dividing net income by the weighted average number of common shares outstanding during the period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not
e
arned). Diluted earnings per common share, reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive.
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
Investment in related party (Financial Instruments, Recognition and Measurement):
The Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the Net Asset Value (“NAV”) per share (or its equivalent), at its cost minus impairment, if any. At each reporting period, the Company also evaluates indicators such as the investee’s performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.
Stock and warrant repurchases:
The Company records the repurchase of its common shares and warrants at cost. The Company’s common shares repurchased for retirement are immediately cancelled and the Company’s common stock is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stock. For warrants repurchased, if the instrument is classified as equity, any cash paid in the settlement is recorded as an offset to additional paid-in capital. The Company’s warrants are all classified as equity.
Recent Accounting Pronouncements:
In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. The Company does not believe that the adoption of this accounting standard will have a material effect on these financial statements and related disclosures.

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
The Manager also provides crew management services to the vessels Magic Wand, Clean Thrasher, Clean Sanctuary, Clean Justice, Suez Protopia, Suez Enchanted, Eco Wildfire, Glorieuse, Clean Nirvana since February 2023, Stealth Berana since April 2023 and up to its sale on July 2023, Eco Bushfire since September 2022 and up to the Spin-off and Eco Angelbay since October 2022 and up to the Spin-off. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of
$2,500 per vessel for crew management services (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”) are included in the consolidated statement of operations.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”).
On February 14, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Glorieuse” and “Eco Wildfire” for a total consideration of $35.5 million (Note 4). The vessels were delivered to the Company on March 27, 2023 and March 28, 2023, respectively. The aggregate purchase price of $18,500,000 of the vessel Glorieuse comprised of $8,500,000 in cash and 13,875 Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) (Note
9
).
On June 21, 2023, the Company completed the
Spin-off
(Note 1), and received 600,000 Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $25 per share and a par value of $0.01 per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred share of C3is (Note 1). The Series A Perpetual Convertible Preferred share do not have voting rights. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date 90 days following the issuance date, at a conversion price equal to 150% of the VWAP of C3is common shares over the five
consecutive trading day period commencing on the issuance date. The conversion price will be adjusted to the lowest price of issuance of common stock by C3is in any registered offering of common stock of C3is after the original issuance of Series A Perpetual Convertible Preferred Shares. Furthermore, Imperial is entitled to receive cumulative cash dividends, at the annual rate of 5.00% on the stated amount of $25 per share, of the 600,000 Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15 th
day of January, April, July and October in each year,
subject to C3is’s Board of Directors approval. The Company recognized for the period from June 21, 2023 to December 31, 2023, the amount of
$404,167,
which is presented in ‘Dividend income from related party’ in the accompanying consolidated statements of operations.

As there was no observable market for the Series A Perpetual Convertible Preferred shares, these were recorded at
$
12,636,000
, being the fair value of the shares determined through Level 3 inputs of the fair value hierarchy by taking into consideration a third-party valuation based on the income approach taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.
Investment in related party was initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Perpetual Convertible Preferred Shares and any observable price changes for identical or similar investments as well as the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2023.

The valuation methodology applied comprised the bifurcation of the value of the Series A Perpetual Convertible Preferred shares in three components namely, the “straight” preferred stock component, the embedded option component and the control premium component. The mean of the sum of the three components was used to estimate the value for the Series A Perpetual Convertible Preferred shares at $12,636,000. The valuation methodology and the significant other observable inputs used for each component are set out below:

	Valuation technique	Significant other observable input	Values
“Straight” Preferred Stock component	Discounted Cash Flow Model	- Weighted average cost of capital		13%

Embedded Option component	Black & Scholes	- Volatility - Risk-free rate - Weighted average cost of capital - Strike price - Share price (based on the first 5 trading days volume weighted average)	$ $	78 4 13 3.50 2.33	% % %

Control Premium Component	Discounted Cash Flow Model	- Control premium - Weighted average cost of capital		12 13	% %
As of December 31, 2023, the aggregate value of investments in C3is amounted to $
12,798,500
, including $
162,500
of accrued dividends and are separately presented as ‘Investment in related party’ in the accompanying consolidated balance sheet. As of December 31, 2023, the Company did not
identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.
On July 7, 2023, the Company entered into a memorandum of agreement with C3is for the disposal of the vessel “Stealth Berana” for an aggregate consideration of
 $43,000,000
(Note 4). The vessel was delivered to her new owners on July 14, 2023.
 10%
of the total consideration i.e.
 $4,300,000
was received in cash, while the remaining amount of
$38,700,000

is receivable in July 2024 and has no stated interest. The Company’s receivable from C3is was recorded at its fair value of
$35,700,000
(the “Remaining Selling Price”) on July 14, 2023. Since the collection of the remaining amount of $38,700,000 depends only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $
3,000,000
, being the difference between the Remaining Selling Price of
 $
35,700,000
and the amount of
$
38,700,000
,

receivable in July 2024, will be accounted for as interest income over the life of the receivable i.e. until July

2024. Interest income amounting to $
1,363,360
for the period from July 14, 2023 to December 31, 2023 is included in “Interest income -related party” in the consolidated statement of operations. Net gain recognized from the sale of the vessel “Stealh Berana” amounted to $
8,182,777
.
On September 5, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two tanker vessels for an aggregate purchase price of

$71,000,000
.
No
deposit was paid as of December 31, 2023. The vessels were delivered to the Company in the first quarter of 2024 (Note 16).
The current account balance with C3is at December 31, 2023 was a receivable of $37,906,821 (2022:
nil
). The receivable relates to the outstanding amount for the disposal of the vessel “Stealth Berana” which includes the Remaining Selling Price, accrued interest of
 $1,363,360

and receivable of
$843,461
relating to inventory on board the vessel.
The related party receivable balance with European Institute of Regional Investments Inc. mainly relating to collections received on behalf of the Company was nil as at December 31, 2023 (2022:
$146,708
).
The current account balance with the Manager at December 31, 2023 was a liability of $2,324,334 (2022: $3,016,438). The liability mainly represents payments made by the Manager on behalf of the Company.

The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of operations	2021	2022	2023
Management fees	Management fees – related party	527,425	1,045,640	1,606,440
Brokerage commissions	Voyage expenses – related party	218,192	1,202,449	2,253,979
Superintendent fees	Vessels’ operating expenses – related party	26,500	28,500	57,000
Crew management fees	Vessels’ operating expenses – related party	60,000	137,000	289,583
Executive compensation	General and administrative expenses	19,875	296,274	400,072
General and administrative expenses – Former Parent	General and administrative expenses	291,801	—	—
Commissions – vessels purchased	Vessels, net	—	1,168,000	355,000
Commissions-vessels sold	Vessels, net	—	—	430,000
Rental expense	General and administrative expenses	—	—	65,104

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2022	231,714,888	(111,751,904)	119,962,984
Acquisitions and improvements	118,678,560	—	118,678,560
Depreciation for the year	—	(12,290,463)	(12,290,463)

Balance as at December 31, 2022	350,393,448	(124,042,367)	226,351,081

Acquisitions and improvements	39,004,423	—	39,004,423
Impairment loss (Note 1)	(10,894,124)	1,898,101	(8,996,023)
Disposal	(57,938,600)	26,555,487	(31,383,113)
Spin-off of drybulk carriers (Note 1)	(28,500,000)		(28,500,000)
Depreciation for the year	—	(15,629,116)	(15,629,116)

Balance as at December 31, 2023	292,065,147	(111,217,895)	180,847,252

The additions during the year ended December 31, 2022 mainly relate to the acquisition of the vessels “Clean Nirvana”, “Clean Justice”, “Suez Enchanted”, “Suez Protopia”, “Eco Bushfire” and “Eco Angelbay”.
The additions during the year ended December 31, 2023 mainly relate to the acquisition of the vessels “Glorieuse” and “Eco Wildfire” (Note 3).
The disposal during the year ended December 31, 2023 relates to the sale of vessel “Stealth Berana” (Note 3).
As of December 31, 2022, and December 31, 2023, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As the undiscounted net operating cash flows, for the four vessels whose fair value was below their carrying value, exceeded each vessel’s carrying value, no impairment was recorded. An impairment loss amounting to $
8,996,023 was identified and recorded for the year ended December 31, 2023 related to the Spin-off (Note 1).

5.	Long-term Debt

Term Loans	Drawn	December 31,
	Amount	2022	2023
Issued in November 202 1 maturing in November 202 6 (“term loan A”)	28,000,000	23,196,000	—

Issued in September 202 2 maturing in September 202 6 (“term loan B”)	17,000,000	16,450,000	—

Issued in November 202 2 maturing in November 202 7 (“term loan C”)	30,792,500	30,792,500	—

Total		70,438,500	—
Current portion of long-term debt		10,324,000	—
Long-term debt		60,114,500	—

Total debt		70,438,500	—
Current portion of deferred finance charges		147,462	—
Deferred finance charges non-current		326,577	—

Total deferred finance charges		474,039	—

Total debt		70,438,500	—
Less: Total deferred finance charges		474,039	—

Total debt, net of deferred finance charges		69,964,461	—
Less: Current portion of long-term debt, net of current portion of deferred finance charges		10,176,538	—

Total long – term debt		59,787,923	—

On March 10, 2023, the Company prepaid $23.2
million representing the then outstanding balance of the term loan A using cash on hand and the related mortgages of the vessels “Magic Wand”, “Clean Thrasher”, “Clean Sanctuary” and “Stealth Berana” w
as
released.

In the first quarter of 2023, the Company repaid the amount of $1.4 million in line with the amortization schedule of the term loans B and C, and then proceeded with their full prepayment as follows:
On April 7, 2023, the Company prepaid $30.0
million representing the then outstanding balance of the term loan C using cash on hand and the related mortgages of the vessels “Suez Enchanted” and “Suez Protopia” were released.
On April 2
5
, 2023, the Company prepaid $15.9
million representing the then outstanding balance of the term loan B using cash on hand and the related mortgages of the vessels “Clean Nirvana” and “Clean Justice” were released.
Bank loan interest expense for the above loans for the years ended December 31, 2021, 2022 and 2023 amounted to $87,724, $1,444,884 and $1,271,409, respectively. Interest expense is included in interest and finance costs in the consolidated statements of operations. For the years ended December 31, 2021, 2022 and 2023, the amortization of deferred financing charges amounted to $32,587, $94,007 and $474,039, respectively, and is included in interest and finance costs in the consolidated statements of operations. The interest rate on the outstanding loans as of December 31, 2022
w
a
s
based on LIBOR for term loans A and C and on SOFR for term loan B plus a margin that range
d
 between 1.95% and 2.55%. The average interest rate (including the margin) on the above loans was 7.55% for the year ended December 31, 2023 (2022: 6.28%).

6.	Accrued Liabilities
Accrued liabilities consist of the following:

	As of December 31,
	2022	2023
Interest on long-term debt	463,645	—
Administrative expenses	372,570	67,464
Voyage expense	527,581	1,071,393
Vessel operating expenses	618,510	1,869,643

Total	1,982,306	3,008,500

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable. The Company places its cash and cash equivalents and time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.
Fair Value Disclosures
:
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
The carrying values of cash and cash equivalents, time deposits, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

8.	Stockholders’ Equity
Under the Company’s articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01 per share. Following the Spin-Off discussed
in Note 1, the Company issued a total of 318,351 common shares and 795,878 of
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
On June 17, 2022, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was days, or until
December 14, 2022
. In December 2022, the Company received formal notification from the Listing Qualification Department of the Nasdaq Stock Market notifying the Company that it has been granted an additional
180-day
compliance period, or until
June 12, 2023
, to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2). The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. At the opening of trading on April 28, 2023, following an approval from the Company’s Board of Directors, the Company effected
1-for-15
reverse stock split of the Company’s common stock. On May 16, 2023 the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

ii)	Equity Offerings – common stock and warrants
During the year ended December 31, 2022, the Company raised $168,001,415 in gross proceeds, or $156,821,474 in net proceeds, from public offerings and from the partial exercises of warrants issued in the underwritten public offerings (details are provided below).
In the first quarter of 2022, the Company completed an underwritten public offering for
736,000 of its common stock and 11,040,000
Class A Warrants exercisable for 736,000 shares of common stock at an exercise price of
$18.75
per share, including full exercise of the underwriter’s overallotment option. The Company also issued the underwriters of the offering
552,000
warrants (the “February 2022 Representative Purchase Warrants”), exercisable for 36,800 shares of common stock at an exercise price of
$20.625
per share. The offering resulted in gross proceeds to the Company of
$13,800,000.
During the year ended December 31, 2022, an aggregate of
10,997,000
Class A Warrants had been exercised for
733,133
shares of the Company’s common stock, resulting in gross proceeds to the Company of
$13,746,250

(2023: nil).
In March 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of
2,874,997
units for $
24
per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class B Warrants to purchase one share of common stock at an exercise price of
$
24
per share. The Company also issued
1,724,998
warrants to the representative of the underwriters (the “March 2022 Representative Purchase Warrants”) to purchase up to an aggregate of
115,000
share
s
of common stock at an exercise price of $
30.00
per share. The offering resulted in gross proceeds to the Company of $
68,999,920
. In June 2022, several existing holders of Class B Warrants exercised
31,150,000
outstanding Class B Warrants to purchase an aggregate of
2,076,667
shares of common stock for cash, at an exercise price reduced by the Company from $
24
per share to $
10.5
per share, resulting in gross proceeds to the Company of $
21,805,000
. The exercising holders also received an aggregate of
31,150,000
Class D Warrants to purchase up to an aggregate of
2,076,667
shares of common stock at an exercise price per share of $
12
. The Company treated this warrant inducement transaction as a warrant modification and has recognized the incremental fair value of $
2,943,675
of the Class D Warrants as a deemed dividend. As the Company was in an accumulated deficit position at the time of the transaction, the offsetting amount has been recorded against additional paid-in-capital.
For the year ended December 31, 2022, an aggregate of
31,322,950 Class B Warrants had been exercised for 2,088,197 shares of the Company’s common stock, resulting in gross proceeds to the Company of $22,081,720
 (2023: nil).
In May 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 5,575,757 units for $8.25 per unit, each unit consisting of (i) one share of common stock of the Company and (ii)
fifteen
Class C
Warrants
to purchase one share of common stock at an exercise price of $8.25 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 139,394 share
s
of common stock at an exercise price of $10.3125 per share. The offering resulted in gross proceeds to the

Company of $45,999,999.
For the year ended December 31, 2022, an aggregate of
5,357,500 Class C Warrants had been exercised for 357,167 shares of the Company’s common stock, resulting in proceeds to the Company of $2,946,625
 (2023: nil).
In December 2022, the Company completed a public offering of 98,280 shares of common stock, resulting in gross proceeds to the Company of $426,901.
In January 2023, February 2023 and March 2023, the Company completed a public offering of
3,287,062
shares of common stock resulting in gross proceeds of
$12,095,255.
In August 2023, the Company completed an underwritten public offering of 8,499,999 units, each unit consisting of (i) one share of common stock of the Company at a price per share of $2.00 or one pre-funded warrant exercisable for one share of common stock at a price per share of $1.99 and (ii) one Class E Warrant to purchase one share of common stock at an exercise price of $2.00 per share. The holders of the pre-funded warrants were permitted to cashless exercise their warrants into common stock. As a result, 6,033,333 units were issued at a price per share of $2.00 and 2,447,184 were cashless exercised from the issued pre-funded warrants at a price per warrant of $1.99. The offering resulted in gross proceeds to the Company of $16,975,331.
During the year ended December 31, 2023, certain Class C and D warrants were repurchased. In October 2023, the Company repurchased 22,200,000 Class C warrants exercisable to 1,480,000 common shares for an amount of $414,400 and 16,500,000 Class D Warrants exercisable to 1,100,000 common shares for an amount of $253,000. In addition, in December 2023, the Company repurchased 35,869,862 Class C warrants exercisable to 2,391,323 common shares for an amount of $669,570 and 12,049,995 Class D Warrants exercisable to 803,333 common shares for an amount of $184,768. As of December 31, 2023, the number of common shares that can potentially be issued under each outstanding class of warrants are:

Warrant class	Shares to be issued upon exercise of remaining warrants
Class A	2,867
Class B	786,800
Class C	1,347,267
Class D	173,334
Class E	8,499,999

Total	10,810,267

In addition, an aggregate of
 291,194
additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.
The Company in its assessment for the accounting of the warrants issued during the year ended December 31, 2022 and 2023 has taken into consideration ASC 480 “Distinguishing liabilities from equity” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.

iii)	Treasury stock
On September 7, 2023, the Company’s Board of Directors approved a stock repurchase plan for an amount of up to $10,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2023, the Company completed the repurchase of 3,444,536 shares paying an average price per share of $1.71 and $5,885,727 in total. These shares are held as treasury stock by the Company. For the year ended December 31, 2021 and 2022, the Company did not repurchase any of its common shares.

iv)	Preferred Shares:
The table below presents a summary of preferred shares outstanding as of December 31, 2022 and 2023.

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying value (1)	Dividend Rate
Series A	8.75% Cumulative Redeemable Perpetual	November 10, 2021	795,878	$25	$7,959	8.75% per annum of the Liquidation Preference per share

Series B	Series B Preferred Shares	October 21, 2022	16,000	$0.01	160	No dividend rights

			811,878		$8,119

1)	There are no issuance costs.
8.75% Series A cumulative redeemable perpetual preferred shares:
Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by the Company’s board of directors out of legally available funds for such purpose, cumulative cash dividends from the date of the
Spin-Off.

Dividends on the Series A Preferred Shares accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Share. The dividend rate is not subject to adjustment. Dividends are payable on the 30th day of March, June, September and December of each year. In December 2021, the Company declared and paid dividends amounting

$
130,574
($
0.1640625
per share) on its Series A preferred shares relating to the period from December 3, 2021 to December 29, 2021.
Aggregate dividends of
 $
1,740,983
 were paid on the Company’s
795,878
Series A Preferred Shares ($
0.1640625
per share) during both the years ended December 31, 2022 and 2023.

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
The Series A Preferred Shares represent perpetual equity interests in the Company. The Company has no obligation to redeem or repurchase any Series A Preferred Shares at any time. The Series A Preferred Shares are
subject to redemption, in whole or from time to time in part, at the Company’s option commencing on June 30, 2022.
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

Series B preferred shares
:
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

9.	Mezzanine equity
On February 17, 2023, the Company entered into a Share Purchase Agreement with Flawless Management Inc. and sold to Flawless Management Inc. 13,875 newly issued Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) having a liquidation preference of one thousand dollars ($1,000) per share (“the Liquidation Preference”). The Series C Cumulative Convertible Perpetual Preferred Shares were used as a partial consideration for the acquisition of the Handysize drybulk carrier “Glorieuse” (Note
3,
4) from an affiliated company.
Each holder of Series C Preferred Share, at any time and from time to time on or after the date that is the date immediately following the six-month
anniversary of February 17, 2023, may elect to convert, in whole or in part, its Series C Preferred Shares into shares of common stock at a rate equal to the Series C Liquidation Preference, plus the amount of any accrued and unpaid dividend thereon to and including the conversion date, divided by the lower of (1) $7.50 and (2) the
Ten-Day
VWAP, subject to adjustment from time to time, provided, that, the conversion price shall not be less than $1.50.
If the Company shall, at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding shares of common stock the conversion price in effect before such combination shall be proportionately increased. Following the reverse stock split on April 28, 2023 (Note 1), the conversion price was adjusted to reflect the 1-for-15 reverse stock split.

The holder of the Series C Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to
5.00
% per annum when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, shall be paid quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on July 15, 2023. Dividends on the Series C Preferred Shares shall be payable based on a
360-day
year consisting of twelve
30-day
months. The dividend rate of

5.00
% per annum is not subject to adjustment. As of December 31, 2023, the Company paid dividends of $
389,271
on the Company’s
13,875
Series C Preferred Shares to Flawless Management
Inc.

The Series C Preferred Shares
were
redeemable upon a change in control, which is defined as the acquisition by any “person” or “group” of beneficial ownership through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s shares entitling that person or group to exercise more than
50
% of the total voting power of all of the Company’s shares entitled to vote generally in elections of directors. The occurrence of the above events was
not solely in the control of the Company, and hence Series C Preferred Shares were initially
classified
wi
th
in Mezzanine equity as per ASC
480-10-S99
“Distinguishing liabilities from Equity – SEC Materials”. The Series C Preferred Shares were recorded at $
10.0
 million at initial recognition representing the acquisition price of the vessel Glorieuse amounting to $
18.5
 million less the cash consideration of $
8.5
 million. The acquisition price of the vessel, which approximated its fair value as determined by an independent broker, was used for the determination of the fair value of the mezzanine equity, since it was more clearly evident and, thus, more reliably measurable than the fair value of the Series C Preferred Shares issued.
On December 2
1
, 2023, all 13,875 Series C Preferred Shares, were converted by their holder, Flawless Management Inc., into 6,932,043 shares of the Company’s common stock. The Series C Preferred Shares were converted with a conversion price of $2.02, which represented the daily volume weighted average price of the Company’s common stock over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of the written notice of conversion. The Company, based on ASC 470-20-40-5, determined that the Series C Preferred Shares conversion feature is in essence a redemption, since such conversion was settled by a delivery of a variable number of shares of common stock with a fixed monetary amount and by applying ASC 260-10-S99-2 has recognized the difference between the carrying amount of the Series C Preferred Shares at the date of conversion and the fair value of the common stock delivered on the same date amounting to $6,507,789 as a deemed dividend, included in the statement of stockholders’ equity.

10.	Equity Compensation Plan
In 2021 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock that may be issued with respect to awards granted under this Plan cannot exceed 10%
of the number of shares of Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. For the year ended December 31, 2023, a total of
 1,775,787
restricted shares and 631,250 options to purchase common stock had been granted under the Plan since the first grant in the fourth quarter of 2022 (2022: 190,476 restricted shares, 2021:
nil).
Restricted shares
On November 21, 2022, the Company granted $1,000,000 worth of shares of the Company’s common stock under the Plan to the Company’s CEO. The number of shares awarded was determined based on the closing price at the grant date i.e. on November 21, 2022 which was equal to $5.25. 95,238 of the restricted shares vest ed
on July 17, 2023 and the remaining 95,238 of the restricted shares vest on July 15, 2024.
On March 21, 2023, the Company granted 280,392
of non-vested restricted shares under the Plan to employees of the Manager. The fair value of each share granted was
$2.55 which is equal to the market value of the Company’s common stock on that day. 140,196 of the restricted shares vest ed
on July 17, 2023 and the remaining 140,196 of the restricted shares vest on July 15, 2024.
On May 15, 2023, the Company granted 547,550 of
non-vested
restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $3.48 which is equal to the market value of the

Company’s common stock on that day. 273,775 of the restricted shares vest on May 15, 2024 and the remaining 273,775 of the restricted shares vest on May 15, 2025.
On October 25, 2023, the Company granted 179,244 of
non-vested
restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $1.59 which is equal to the market value of the Company’s common stock on that day. 89,622 of the restricted shares vest on October 25, 2024 and the remaining 89,622 of the restricted shares vest on October 25, 2025.
On October 30, 2023, the Company granted 578,125 of
non-vested
restricted shares under the Plan to the Company’s CEO, Interim CFO and non-executive
members of Board of Directors of the Company. The fair value of each share granted was $1.60 which is equal to the market value of the Company’s common stock on that day. 289,062 of the restricted shares vest on October 30, 2024 and the remaining 289,063 of the restricted shares vest on October 30, 2025.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no
obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends during
the years ended December 31, 2021, 2022 and 2023.
The stock-based compensation expense for the years ended December 31, 2021, 2022 and 2023 amounted to nil, $117,256 and $2,343,210, respectively and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
No
non-vested
shares existed as of December 31, 2021. A summary of the status of the Company’s non-vested
restricted shares as of December 31, 2022 and 2023, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2022	—
Granted	190,476	5.25

Non-vested, December 31, 2022	190,476	5.25

Granted	1,585,311	2.42
Vested	(235,434)	(3.64)

Non-vested, December 31, 2023	1,540,353	2.58

The remaining unrecognized compensation cost relating to the shares granted amounting to

$2,370,009
as of December 31, 2023, is expected to be recognized over the remaining weighted average period of
 1.1
years, according to the contractual terms of those non-vested share awards.
Options to purchase common shares
On October 30, 2023, the Company granted options to acquire up to 631,250 shares of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive
members of Board of Directors of the Company. 50% of these options vest on October 30, 2024 and the remaining 50% vest on October 30, 2025. These options expire on
October 30, 2033
. The fair value of each option granted was $1.14.
The fair value of

each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of
 81%; expected term of
5.75
 years; risk-free interest rate of 5%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately
6
years prior to the grant date.
The Company had no stock option activity during the years ended December 31, 2021 and 2022. A summary of the Company’s non-vested stock
option activity and related information for the year ended December 31, 2023, is as follows:

	December 31, 2023
	Option shares #	Weighted- Average Exercise Price $
Outstanding – beginning of year	—	—
Granted	631,250	1.60
Exercised	—	—
Outstanding – end of year	631,250	1.60
Exercisable – end of year	—
No options vested during the year ended December 31, 2023. The remaining unrecognized compensation cost relating to the options granted amounting to $629,351 as of December 31, 2023, is expected to be recognized over the remaining period of 1.4 years, according to the contractual terms of those non-vested options.
The stock-based compensation expense for the vested and non-vested options for the years ended December 31, 2021, 2022 and 2023 amounted to nil, nil and $91,645, respectively, and is included in the consolidated statements of operations under the caption “General and administrative expenses”.
As at December 31, 2023, the intrinsic value of outstanding stock options was

$
1.04

per option.

11.	(Loss)/Earnings per share
The Company calculates basic and diluted loss/earnings per share as follows:

	Year Ended December 31,
	2021	2022	2023
Numerator
Net (loss)/income	(3,639,979)	29,510,928	71,134,002
Less: Cumulative dividends on preferred shares	(140,246)	(1,740,983)	(2,130,254)

Less: Deemed dividend on warrant inducement (Note 8)	—	(2,943,675)	—

Less: Deemed divided from conversion of the Series C Preferred Shares (Note 9)	—	—	(6,507,789)

Less: Undistributed earnings allocated to non-vested shares	—	(61,906)	(2,508,399)

Net (loss)/income attributable to common shareholders, basic	(3,780,225)	24,764,364	59,987,560
Denominator
Weighted average number of shares outstanding, basic	318,351	8,559,000	18,601,539

Weighted average number of shares outstanding, diluted	318,351	8,593,575	22,933,671

(Loss)/Earnings per share, basic	(11.87)	2.89	3.22
(Loss)/Earnings per share, diluted	(11.87)	2.89	2.93

As of December 31, 2023, diluted earnings per share reflects the potential dilution from the incremental shares of the 631,250 unexercised options to acquire common shares, the 1,540,353 non-vested share awards that had dilutive effect and the potential dilution from the conversion of outstanding Series C Preferred Shares (Note 9) calculated with the “if converted” method by using the average closing market price over the period up to their conversion. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants that are out-of-the money as of the reporting date, calculated with the treasury stock method. As of December 31, 2023, the aggregate number of unexercised warrants was 10,810,267 (Note 8).
As of December 31, 2022, diluted earnings per share reflects the potential dilution from the incremental shares of the Class A warrants that had dilutive effect. The Company excluded the dilutive effect of 190,476 non-vested share awards in calculating dilutive EPS for its common shares as of December 31, 2022, as they were anti-dilutive.
There were no dilutive securities for the year ended December 31, 2021.
The weighted average number of shares outstanding was adjusted to reflect the reverse stock split effected on April 28, 2023 (Note 1).
The reported loss per common share calculations give retroactive effect to the issuance of the common shares as of January 1, 2021.

12.	Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2021	2022	2023
Time charter revenues	10,813,545	26,331,752	21,738,874
Bareboat revenues	2,717,105	1,906,328	—
Voyage charter revenues	3,679,869	67,957,871	158,583,636
Other income	152,150	823,927	3,403,310

Total	17,362,669	97,019,878	183,725,820

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
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2021, 2022 and 2023 was $0.9 million, $7.0 million and $19.2 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2022 and December 31, 2023, receivables from the Company’s voyage charters amounted to $6.1 million and $12.6 million, respectively.
As of December 31, 2022 and 2023, the Company recognized $240,002 and $302,773, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 202
2
and 202
3
, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $15.0 million and $6.7 million, respectively. The Company will recognize the undelivered performance obligation as of December 31, 2023 as revenues in the first quarter of 2024.

13.	Vessel Operating Expenses
The amount in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2021	2022	2023
Vessels’ Operating Expenses
Crew wages and related costs	4,321,751	8,592,098	13,452,713
Insurance	323,719	780,973	1,168,486
Repairs and maintenance	845,200	2,474,586	3,884,234
Spares and consumable stores	1,181,483	2,901,979	4,821,081
Miscellaneous expenses	760,874	1,643,500	2,315,920

Total	7,433,027	16,393,136	25,642,434

14.	Income Taxes
Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessels’ operating expenses in the consolidated statements of operations.
Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. The Company satisfies these initial criteria. In addition, these companies must be more than
50
% owned by individuals who are residents, as defined, in the country of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. The Company also currently satisfies the more than
50
% beneficial ownership requirement.

15.	Commitments and Contingencies

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

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time and bareboat charter contracts as of December 31, 2023, amount to $346,750 during the twelve months ending December 31, 2024.

16.	Subsequent events
On February 18 and 28, 2024 the vessels “Aquadisiac” and “Gstaad Grace II (ex. Stealth Haralambos)”, respectively, were delivered to the Company (Note 3).
From January 8, 2024 to January 23, 2024 the Company repurchased 807,348 shares of common stock for an aggregate of consideration of $2.5 million under its share repurchase program.
In April 2024, the Company granted (1) 426,253 of restricted shares of common stock under the Plan to the Company’s CEO, Interim CFO, non-executive members of the Board of Directors of the Company and employees of the Manager, and (2) options to acquire up to 111,000 of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive members of the Board of Directors of the Company. 50% of these restricted shares and options vest in April 2025 and the remaining 50% vest in April 2026.
In April 2024, the Company’s 2024 Equity Compensation Plan, was adopted, under which awards can be made totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted.
In April 2024, the Company paid dividends amounting to $435,246 to the holders of the Company’s Series A Preferred Shares.

F-2
8