Form 20-F
period 2024-12-31
Imperial Petroleum Inc./Marshall Islands
filed 2025-04-29
CIK 1876581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number

of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 202
4
was:
34,023,635
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

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. (“StealthGas”) to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the 2021 Spin-Off (as defined below). On December 3, 2021, StealthGas distributed all of our then outstanding shares of common stock, par value $0.01 per share (“common stock”), and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, liquidation preference $25.00 per share (“Series A Preferred Stock”), to its stockholders, which completed our separation from StealthGas (the “2021 Spin-Off”). See “Item 4. Information on the Company—Business Overview—Our Fleet”.

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

All statements in this report that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions including the conflict in Ukraine and related sanctions, the war in Gaza and ongoing attacks by Houthis in the Red Sea and Gulf of Aden;

•	geopolitical conditions, including trade protectionism and tariffs imposed by the United States and other countries;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	competition in the maritime transportation industry;

•	shipping market trends, including charter rates, factors affecting supply and demand and world tanker fleet and drybulk fleet composition;

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

Not applicable.

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

Risks Related To Our Industry

•

The cyclical nature of the demand for seaborne transportation of oil and petroleum products may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our tanker vessels.

•	Charter rates for dry bulk vessels are volatile and may remain at currently low levels or decrease in the future, which may adversely affect our results of operations and financial condition.

•

Economic and political factors, including increased trade protectionism and tariffs imposed by the U.S. and other countries, sanctions such as the sanctions imposed on Russian oil trade and health crises could materially adversely affect our business, financial position and results of operations.

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

•

If in the future we again incur debt, the future loan agreements we enter into for such debt, whether to finance the expansion of our fleet or raise funds by taking loans against our existing vessels which are currently unencumbered, are likely to contain restrictive covenants that may limit our liquidity and corporate activities.

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

•	We may incur debt in the future, and a significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any newbuilding or secondhand vessels we agree to acquire could harm our operating results.

•	We may become exposed to volatility in interest rates, including SOFR.

•	We may enter into derivative contracts to hedge exposure to fluctuations in interest rates, which could result in higher than market interest rates and charges against our income.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

Risks Related to an Investment in a Marshall Islands Corporation

•

As a foreign private issuer we are entitled to claim an exemption from certain Nasdaq corporate governance standards, and to the extent we elect to rely on this exemption, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs by the United States or other countries;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

•	environmental regulations that may affect the technology and fuel of vessels

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of vessel casualties;

•	technological advances in tanker design and capacity;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing for new vessels and shipping activity;

•	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	price of steel and vessel equipment;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. The effective supply of tankers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These factors resulted in fleet inefficiencies and support for tanker charter rates, which may not continue.

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

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key drybulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened. The BDI increased in the fourth quarter of 2023 and the first half of 2024 due in part to disruptions that lengthened sailing distances, including trading pattern disruptions related to Russian sanctions, transit restrictions at the Panama Canal due to low water levels and vessels re-routing away from the Red Sea and Suez Canal due to Houthi attacks on ships, before again declining to relatively low levels, which continued to prevail in in the first quarter of 2025, as demand for commodities weakened. On April 1, 2025, the BDI stood at 1 1,587 compared to 1,821 one year earlier.

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

•

global and regional economic and political conditions, including weather, natural or other disasters, armed conflicts (including the conflicts in Ukraine and Gaza and Houthi attacks in the Red Sea and Gulf of Aden), terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the location of regional and global exploration, production and manufacturing facilities of the sourcing materials and the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•	international sanctions, embargoes, import and export restrictions, including tariffs imposed by the U.S. and other countries, nationalizations and wars, including the conflict in Ukraine and Gaza;

•	natural disaster and weather;

•	trade disputes or the imposition of tariffs, including those imposed by the United States or other countries, on various commodities that could affect the international trade; and

•	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•	the average age of current drybulk fleet;

•	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;

•	availability of financing for new vessels;

•

the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	health crises and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;

•	port and canal congestion;

•	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;

•	sanctions;

•	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	ability of the Company to maintain ESG practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. Fleet inefficiencies, including sanctions on Russian energy and disruptions related to vessels re-routing away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, have resulted in significant lengthening of average sailing distances and, as a result, have increased vessel employment rates in excess of cargo demand at times in recent years; such fleet inefficiencies and resulting support for drybulk charter rates may not continue.

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

A decrease in the level of export of goods, in particular from Asia, or an increase in trade protectionism globally, including as a result of tariffs imposed by the United States or other countries, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that our charterers serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping. Due to the interconnected nature of the global supply chain for many products, these policies could impact imports and exports from countries not directly imposing or subject to tariffs.

Tensions over trade and other matters remain high between the U.S. and China. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the new U.S. administration, led by President Trump, has announced the intention to use tariffs extensively as a policy tool. The United States has recently imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating 145% on imports from China, which have resulted in other countries imposing additional tariffs on imports from the U.S., including additional tariffs of 125% on imports from the U.S. announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China. The new U.S. administration has threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. The fees will be charged up to five times per year, per vessel. Although we do not have any Chinese-built vessels in our current fleet, it is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us or our industry generally. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

The employment of our drybulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. China is estimated to account for a large percentage of the demand in recent years for commodities transported on drybulk carriers. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to lockdowns and lower demand for movement of raw materials, and the potential for a trade war resulting from the recent announcement of tariffs by the U.S., China and other countries has led to fears of a slowdown in global economic activity.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for shipping raw materials and commodities consumed in China. In addition, reforms in China for a gradual shift to a “market economy” including with respect to the prices of certain commodities, are unprecedented or experimental and may be subject to revision, change or abolition and if these reforms are reversed or amended, the level of imports to and exports from China could be adversely affected.

Any new or increased trade barriers or restrictions on trade, including as a result of tariffs imposed by the United States or other countries, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter payments to us and to renew and increase the number of their charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow, and our ability to service or refinance any debt we may incur in the future.

The conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down and, as of March 31, 2025, was trading at lower than $75 per barrel while following the introduction of tariff announcements imposed by the U.S. in the beginning of April 2025 crude oil (Brent) was trading at a price lower than $65 per barrel. Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, this could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due to such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. A slowdown in the global economy would also negatively affect the demand for products and commodities transported by dry bulk vessels, which would then negatively affect the charter rates for such vessels. The war in Ukraine is also impacting trade flows on drybulk vessels as it impacts the trade of a range of commodities. Some of these changes in trade flows could positively affect the demand for vessels, other trade flow changes might negatively affect the vessel demand, such as reduced grain exports ex Ukraine. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

In addition, our vessels carry from time to time lawful cargoes originating in Russia, in compliance with existing sanctions, oil majors and other charterers may elect not to charter our vessels simply for doing business with companies that do lawful business in Russia. In addition, it may not be possible for us to obtain war risk insurance for any vessel loading Russian origin cargoes, in which case our vessels would not be allowed to call Russian ports and thereby impacting the vessels’ future trading pattern and earnings.

The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

If global economic conditions weaken, particularly in Europe, the United States or the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and commodities and, tanker and drybulk shipping. The current macroeconomic environment is characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, expansion of U.S. tariffs and trade protectionism policies to nearly all other countries, and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine and in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

In particular, we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or unloading in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, in particular China which has been one of the world’s fastest growing economies in recent years, can have a significant impact on the demand for tanker and drybulk shipping. If China’s pace of growth continues to decline or other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may also negatively affect the economies of the United States and the European Union, or “EU”, and tanker and drybulk shipping demand. Our business, financial condition, results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

As a result of past disruptions in the credit markets and more recently increased interest rates, the cost of obtaining bank financing in the shipping industry has increased and many lenders have enacted tighter lending standards, required more restrictive terms, including higher collateral ratios for advances, shorter maturities and smaller loan amounts, refused to refinance existing debt at maturity. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. In the absence of available financing, we may be unable to take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

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

•	actions taken by OPEC and major oil producers and refiners;

•	political turmoil in or around oil producing nations;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions and tariffs imposed by the United States and retaliatory tariffs imposed by other countries;

•	environmental factors;

•	natural catastrophes;

•	terrorist acts;

•	weather; and

•	changes in seaborne and other transportation patterns.

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic caused demand for oil and oil products to stagnate for an extended period of time. In the event that an economic slowdown, whether as a result of recent imposition of tariffs by the U.S. and other countries or otherwise, results in a persistent stagnation or decline in demand and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command, as was case from the second half of 2020 until the second quarter of 2022. Also, if oil prices decline to uneconomic levels for producers, whether as a result of global economic weakness resulting from the escalating trade wars resulting from U.S. tariff announcements or otherwise, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, and possibly remain at low levels for a prolonged period, as was the case for most periods during the preceding ten years.

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

The market values of tankers and drybulk carriers are volatile and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability and possibly lead to defaults under any future loan agreements.

The market value of drybulk and tanker vessels is highly volatile, and the market value of our vessels may fluctuate significantly, and could experience significant declines. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

As of December 31, 2024, the book value of four out of eleven vessels, was higher than their market value. Although we believe that, with respect to each of these vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows, if we sell vessels at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values or anticipated future cash flows experience further declines, we may have to record an impairment charge in our financial statements, which would also result in a reduction in our profits. If we in the future again incur indebtedness and subsequently the market value of our fleet declines, we may not be in compliance with certain provisions of any such potential future loan agreements obtained for fleet expansion or financing of existing vessels. If we obtain future financing and the market value of our fleet declines, we may be unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, on January 1, 2020 the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI entered into force. Our vessels are not retrofitted with scrubbers and need to use this low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel increases, or if low sulfur fuel is not available at ports on certain trading routes, this may adversely affect our expenses for vessels operating in the sport market and the competitiveness of our vessels. See “—Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs, and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.” In addition, this may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

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

The spot market may fluctuate significantly based upon tanker, crude oil and refined petroleum product supply and demand, in the case of our tankers, and drybulk carrier and drybulk cargo supply and demand, in the case of our drybulk carriers. The factors affecting supply and demand for tankers, crude oil and refined petroleum products and drybulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

As of April 15, 2025, five of our vessels were operating in the spot market. We may employ more vessels on time and bareboat charters in the future, and to the extent we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates. Conversely, spot rates are volatile and cyclical and may decline substantially.

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

As of April 15, 2025, all of our vessels were employed in the spot market or on time charters expiring from May 2025 up to September 2027. We are exposed to prevailing charter rates in the product tanker, crude tanker and drybulk carrier sectors, including with respect to our vessels operating in the spot market and when our vessels’ existing time charters expire, and to the extent the counterparties to our fixed-rate time charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of charterers. For the year ended December 31, 2022, we had two customers from which we derived 33% of our revenues, for the year ended December 31, 2023 we had one customer from which we derived 21% of our revenues, and for the year ended December 31, 2024 we had two customers from which we derived 21% of our revenues. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers and drybulk carriers have been built since our vessels, which have an average age of 15.6 years as of April 15, 2025, were constructed and tankers and drybulk carriers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers.

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

Our fleet’s average age, which was approximately 15.6 years, as of April 15, 2025, with our tankers having an average age of 16.7 years and our drybulk carriers having an average age of 12.4 years, which is above the average age of the global tanker fleet and only somewhat below above the average age of the global drybulk carrier fleet, respectively. As our vessels age we may have difficulty competing with younger, more technologically advanced vessels for charters from oil majors and other top-tier charterers. In general, the costs to maintain a tanker or drybulk carrier in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed tankers or drybulk carriers, as applicable, due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly oil majors and other top tier charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 15, 2025, the vessels in our fleet had an average age of approximately 15.6 years, with our tankers having an average age of 16.7 years and our drybulk carriers having an average age of 12.4 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

Any future financing arrangements may contain restrictive covenants that may limit our liquidity and corporate activities.

As of December 31, 2024 and the date of this report, we did not have any outstanding bank debt. Secured bank debt is common in the shipping industry, however, and we may incur indebtedness in connection with any further expansion of our fleet or the financing of existing vessels. We expect our future financing arrangements may impose operating and financial restrictions on us. These restrictions may limit our ability to:

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

Lower charter rates coupled with the difficulty in obtaining financing for vessel purchases have adversely affected drybulk carrier and tanker values in the recent past. If we face similar conditions in the future, this could lead to a significant decline in the fair market values of our vessels, which may affect our ability to comply with these loan covenants. If the value of our vessels deteriorates, we may have to record an impairment charge in our financial statements which would adversely affect our financial results and could further hinder our ability to raise capital.

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

As of December 31, 2024 and the date of this report, we did not have any outstanding bank debt. We may, however, incur indebtedness in connection with any further expansion of our fleet or the financing of existing vessels. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. In addition, dividend payments on our Series A Preferred Stock will reduce cash available for growth of our fleet, working capital and dividends, if any, on our common stock. Additionally, any increases in interest rate levels, may increase the cost of servicing any potential future indebtedness.

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

To the extent we enter into credit facilities in the future to finance our fleet, we expect that the loans advanced under such credit facilities would be advanced at a floating rate based on SOFR. After a long period of relative stability at historically low levels, interest rates in 2022 began to increase; this trend continued up to the first half of 2023. Following this period interest rates have begun to gradually decrease. Any future volatility in interest rates as witnessed in the past can affect the amount of interest payable on floating rate debt, and which, in turn, could have an adverse effect on our earnings and cash flow during periods in which we have such debt.Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to any credit facilities and or other financing arrangements we may enter into in the future increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

To the extent any interest rate swaps we may enter into do not qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our statement of comprehensive income. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as accounting hedges, will be recognized in “Accumulated other comprehensive income” on our statement of equity. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans may be advanced at a floating rate.

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

We generate the substantial majority of our revenues in U.S. dollars and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses, mainly executive compensation, is incurred in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During 2022, 2023 and 2024, we experienced moderate inflationary cost increases in vessel operating expenses mainly in spares, stores and maintenance costs, before such cost increases peaked in late 2022 and followed a slower growth in 2023 and 2024. In 2022 our main cost driver was the increase in the number of our vessels as well as the effect of COVID-19 pandemic on crew costs. In 2023 our main cost driver was the average increase of our fleet by approximately three vessels, while in 2024 our fleet increased by two more vessels thus leading to increased costs of operations. In an intense inflationary environment and depending on the tanker and drybulk industries specific conditions and market cycles, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. See “Item 5. Operating and Financial Review and Prospects—Inflation.”

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

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, some of our officers and directors also serve as executive officers and/or directors of StealthGas and C3is Inc. As a result, these individuals have fiduciary duties to manage the business of StealthGas, C3is Inc. and its affiliates in a manner beneficial to such entities and their stockholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to StealthGas, C3is Inc. and us are in conflict. There may also be other business opportunities for which StealthGas and C3is Inc. may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business.

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

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. For instance, we acquired an aggregate of seventeen vessels from entities affiliated with the family of our Chief Executive Officer since 2022, and sold one vessel to C3is Inc. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our shares, as well as our financial position, results of operations and our future prospects.

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

Delays in the delivery of the six drybulk carriers we have agreements to acquire, or any new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

We deploy our tanker vessels in highly competitive markets that are capital intensive. Competition arises primarily from other vessel owners, many of which have larger fleets and greater resources than we do. Competition for the transportation of refined petroleum products and crude oil can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Competitors with greater resources could enter and operate larger tanker fleets through consolidations or acquisitions, and many larger fleets that compete with us in each of these sectors may be able to offer more competitive prices and fleets.

The international drybulk shipping industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our drybulk vessels in highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of drybulk cargo by sea is intense and depends on price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. Due in part to the highly fragmented market, additional competitors with greater resources could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates than we are able to offer, which could have a material adverse effect on our fleet utilization and, accordingly, our results of operations.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 15, 2025, the average age of the vessels in our fleet was approximately 15.6 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

For example, in 2024 our tanker vessels made 14 voyages carrying cargoes originating in the Russian ports of St. Petersburg and Ust-Luga, for which 1.1% of our fleet calendar days were spent in these Russian ports, and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay any outstanding indebtedness that may be secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, if ships managed by Stealth Maritime or Brave Maritime, including those not owned by us, and ships owned by an affiliated entity of Stealth Maritime or Brave Maritime, including StealthGas and C3is were deemed to have violated sanctions or other laws and regulations, we could face similar consequences, including an inability to charter, insure or sell our ships, if we, such affiliated entities or our ships are blacklisted by authorities.

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

On the basis of the foregoing assumptions, we do not believe that we will be a PFIC for 2024. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2024. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2024 or a subsequent year.

In addition, although we do not believe that we will be a PFIC for 2024, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2024 or any future taxable year.

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

Risk Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and to the extent we elect to rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

We became publicly traded on December 3, 2021, and there is currently only one analyst covering the Company. The trading market for our common stock and Series A Preferred Stock will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

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

You may experience future dilution as a result of future equity offerings and other issuances of our common stock, preferred stock or other securities. In addition, we may elect to sell one or more of our vessels or vessel- owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel- owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which you do not agree.

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

Future issuances or sales, or the potential for future issuances or sales, of our common stock, including shares of common stock issuable upon the exercise of our outstanding warrants, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our shares of common stock and we may do so in the future. Shares to be issued in future equity offerings could cause the market price of our common stock to decline, and could have an adverse effect on our earnings per share. In addition, future sales of our common stock or other securities in the public markets, or the perception that these sales may occur, including shares of common stock issuable upon the exercise of our outstanding warrants, could cause the market price of our common stock to decline, and could materially impair our ability to raise capital through the sale of additional securities.

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

The issuance of any additional shares of common or preferred stock or convertible securities could be substantially dilutive to our stockholders. Moreover, to the extent that we issue restricted stock units, stock appreciation rights, options or any additional warrants to purchase our common stock in the future or the exercise of the existing warrants to purchase common stock and those stock appreciation rights, options are exercised or as the restricted stock units vest, our stockholders may experience further dilution. Holders of shares of our common stock have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our stockholders.

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

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes- Oxley Act of 2002 for so long as we are an emerging growth company.

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

Risks Related to our Series A Preferred Stock

The Series A Preferred Stock has limited trading volume and an active trading market that will provide you with adequate liquidity for our Series A Preferred Stock may not develop which may negatively affect their market value and your ability to transfer or sell your shares. In addition, the lack of a fixed redemption date for our Series A Preferred Stock will increase your reliance on the secondary market for liquidity purposes.

There was no public market for our Series A Preferred Stock prior to the completion of the 2021 Spin-Off in December 2021, and immediately after the 2021 Spin-Off approximately 21.6% of our Series A Preferred Stock were held by one stockholder and an aggregate of 73.1% of our Series A Preferred Stock were held by seven separate stockholders that are not affiliated with one another, which concentration of ownership could make it less likely that an active and liquid trading market for our Series A Preferred Stock will develop on Nasdaq. In addition, since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market absent redemption by us. There has been limited trading volume in the Series A Preferred Stock on Nasdaq historically, and we cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on Nasdaq for our Series A Preferred Stock or, if such market develops, whether it will be maintained. The lack of an active trading market on Nasdaq and low trading volume for our Series A Preferred Stock, may make it more difficult for you to sell our Series A Preferred Stock and could lead to our share price becoming depressed or volatile. If an active and liquid trading market does not develop, relatively small sales of our Series A Preferred Stock could have a significant negative impact on the price of our Series A Preferred Stock.

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

Our Series A Preferred Stock are subordinate to any future indebtedness. As of December 31, 2024 and the date of this report, we did not have any outstanding indebtedness, however, we may incur debt as we expand our fleet or finance existing vessels of our fleet. Any future agreements for indebtedness will restrict our ability to pay dividends on or redeem preferred shares if an event of default has occurred or is continuing, and may impose similar or greater restrictions on our ability to pay dividends or redeem our preferred shares. Our articles of incorporation authorize the issuance of up to 200,000,000 preferred shares in one or more classes or series. The issuance of additional preferred shares on a parity with or senior to our Series A Preferred Stock would dilute the interests of the holders of our Series A Preferred Stock, and any issuance of preferred shares senior to our Series A Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Stock.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of April 15, 2025, we owned and operated a fleet of seven medium range (“MR”) refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, two suezmax tankers that carry crude oil, and three handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. The total cargo carrying capacity of our twelve-vessel fleet is 751,000 dwt. As of April 15, 2025, we had also contracted to acquire seven Japanese built drybulk carriers, aggregating approximately 443,000 dwt, one of which was delivered to us on April 26, 2025 and six of which are expected to be delivered to us by the end of May 2025, which will increase the capacity of our fleet to 1,194,000 dwt. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group, which has been active in shipping for over 50 years and is controlled by the Vafias family, of which Harry Vafias, our Chief Executive Officer, is a member.

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the 2021 Spin-Off. On December 3, 2021, StealthGas distributed all of our outstanding common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock to its stockholders, which completed our separation from StealthGas. Upon consummation of the 2021 Spin-Off, the Company and StealthGas became independent publicly traded companies with separate boards of directors and management, although some of the directors and officers of the Company hold similar positions at StealthGas. Our common stock currently trades on the Nasdaq Capital Market under the symbol “IMPP” and our Series A Preferred Stock currently trades on the Nasdaq Capital Market under the symbol “IMPPP.”

On February 2, 2022, we completed an underwritten public offering of 736,000 units for $18.75 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class A Warrant (a “Class A Warrant”) to purchase one share of common stock at an exercise price of $18.75 per share. We also issued underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 36,800 shares of common stock at an exercise price of $20.625 per share. As of April 15, 2025, Class A Warrants had been exercised for 733,133 shares of our common stock, resulting in proceeds to us of $13,746,250. Class A Warrants exercisable for a total of 2,867 shares of common stock, with an exercise price of $18.75 per share, remained outstanding as of April 15, 2025.

In March 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 2,874,997 units for $24.00 per unit, each unit consisting of (i) one share of common stock of the Company (or pre-funded warrants, all of which were subsequently exercised for common stock, in the case of 260,000 units) and (ii) fifteen Class B Warrant (a “Class B Warrant”) to purchase one share of common stock at an exercise price of $24.00 per share. We also issued underwriter warrants to the representative of the underwriters to purchase up to an aggregate of 115,000 shares of Common stock at an exercise price of $30.00 per share. As of April 15, 2025, Class B Warrants had been exercised for an aggregate of 2,088,197 shares of our common stock, resulting in gross proceeds to us of $22,081,720. Class B Warrants exercisable for a total of 786,800 Class B Warrants, with an exercise of $24.00 per share, remained outstanding as of April 15, 2025. In May 2022, we completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 5,575,757 units for $8.25 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class C Warrant to purchase one share of common stock at an exercise price of $8.25 per share. The Company also issued warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 139,394 shares of common stock at an exercise price of $10.3125 per share. As of April 15, 2025, Class C Warrants had been exercised for an aggregate of 357,167 shares of our common stock, resulting in gross proceeds to us of $2,946,625, and we had repurchased Class C Warrants exercisable for an aggregate of 3,871,323 shares of common stock. Class C Warrants exercisable for a total of 1,347,267 shares of common stock, with an exercise of $8.25 per share, remained outstanding as of April 15, 2025.

In June 2022, several existing holders of Class B Warrants exercised outstanding Class B Warrants to purchase an aggregate of 2,076,667 shares of Common Stock for cash, at an exercise price reduced by the Company from $24.00 per share to $10.50 per share, resulting in gross proceeds to us of $21,805,000. The exercising holders also received Class D Warrants to purchase up to an aggregate of 2,076,667 shares of Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. In the fourth quarter of 2023, we repurchased Class D Warrants exercisable for an aggregate of 1,903,333 shares of common stock. Class D Warrants exercisable for a total of 173,334 shares of common stock, with an exercise of $12.00 per share, remained outstanding as of April 15, 2025.

Under our at-the-market (“ATM”) program with Maxim Group LLC and Virtu Americas LLC, which we entered into in December 2022, we sold 3,385,342 shares of common stock for gross proceeds of $12,522,156. We terminated the ATM program on March 13, 2023.

On February 14, 2023, we entered into agreements to acquire two handysize drybulk carriers, the Glorieuse built in Japan at Nakai Zosen in 2012 and the Eco Wildfire built in Shin Kurushima Onishi in 2013 respectively, with an aggregate capacity of approximately 71,000 dwt, from entities affiliated with our Chief Executive Officer, for aggregate cash consideration of $25.5 million and 13,875 shares of Series C Cumulative Convertible Perpetual Preferred Stock (the “Series C Convertible Preferred Stock”). The transactions closed upon delivery to us of the vessels in March 2023, including the issuance of the Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock had a dividend rate of 5.00% per annum per $1,000 liquidation preference per share, payable in cash or additional shares of Series C Convertible Preferred Stock at the Company’s election, and was convertible, at the holder’s option, after the six-month anniversary of issuance into shares of the Company’s common stock at a conversion price equal to the lower of $7.50 and the ten-day volume weighted average price of the common stock. On December 21, 2023, all 13,875 shares of the Series Convertible Preferred Stock were converted by the holder, Flawless Management Inc., into 6,932,043 shares of our Common Stock.

On June 21, 2023, we completed the spin-off (the “Spin-off) of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $3.0391 per share.

In July 2023, we concluded a memorandum of agreement for the disposal of the vessel Stealth Berana to C3is Inc., an affiliated party, for $43,000,000. Payment of 10% of the purchase price was effected at the time of delivery, with the remaining balance due no later than one year after delivery of the vessel, which took place on

July 14, 2023. The remaining balance bore interest at an implicit rate of 8.1% per annum and was collected in July 2024.

On August 11, 2023, we entered into a securities purchase agreement with institutional investors, pursuant to which we agreed to issue and sell, in a registered direct offering 8,499,999 units, each unit consisting of one share of common stock, or one pre-funded warrant to purchase a Common Share at an exercise price of $0.01 per Common Share in lieu of one Common Share, and one Class E Warrant to purchase one Common Share, at an exercise price of $2.00 per Common Share, at a purchase price of $2.00 per Unit including a Common Share and Class E Warrant and a purchase price of $1.99 per Unit including a Pre-Funded Warrant and Class E Warrant. The offering closed on August 15, 2023, and the aggregate gross proceeds to us from the offering, before placement agent fees and expenses, were $16,975,331. In the second and third quarter of 2024, Class E Warrants were exercised to purchase an aggregate of 4,300,000 shares of our common stock for $2.00 per share.

On September 5, 2023, we entered into an agreement with affiliates of the Vafias family to acquire two tanker vessels, the aframax tanker Gstaad Grace II (ex Stealth Haralambos), built in 2009 and the product tanker Aquadisiac built in 2008, with an aggregate capacity of approximately 164,000 dwt, which were each delivered to us in February 2024.

On September 7, 2023, we announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of April 15, 2025, 4,251,883 shares of common stock had been repurchased for an aggregate of $8.4 million (excluding commissions), with the average purchase price of $1.97 per share. On October 9, 2023, we repurchased Class C Warrants exercisable for 1,480,000 shares of common stock and Class D Warrants exercisable for 1,100,000 shares of common stock for an aggregate purchase price of approximately $0.67 million. On December 6, 2023, we repurchased Class C Warrants exercisable for 2,391,323 shares of common stock and Class D Warrants exercisable for 803,333 shares of common stock for an aggregate purchase price of approximately $0.85 million.

In April 2024, we sold the aframax tanker Gstaad Grace II for an aggregate consideration of $42 million to an unaffiliated third party.

In May 2024, we entered into an agreement with entities affiliated with the family of our Chief Executive Officer to acquire the handysize drybulk carrier Neptulus, built in 2012, and the product tanker Clean

Imperial, built in 2009, with an aggregate capacity of approximately 73,000 dwt. In August 2024, we took delivery of the handysize drybulk carrier Neptulus. The product tanker Clean Imperial was delivered on a charter-free basis in the first quarter of 2025.

In September 2024, we entered into agreements to acquire seven Japanese built bulkers (5 supramaxes and 2 kamsarmaxes), from entities affiliated with Brave Maritime Corp Inc. One of these vessels was delivered to us on April 26, 2025, and the remaining six of these vessels are expected to be delivered to us within the second quarter of 2025.

Our principal executive offices are located at 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website address is www.imperialpetro.com. The information contained on or linked to from our website is not incorporated herein by reference.

Our company operates through a number of subsidiaries which directly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 15, 2025, all of which are wholly-owned by us other is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

As of April 15, 2025, our fleet consists of (1) seven MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, (2) two suezmax tankers that carry crude oil and (3) three handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 15, 2025, we also had contracts to acquire five supramax drybulk carriers and two kamsarmax drybulk carriers, one of which was delivered on April 26, 2025 and six of which are expected to be delivered to us in the second quarter of 2025. Upon delivery of these contracted vessels, the total cargo carrying capacity of our combined 19-vessel fleet will be 1,194,000 dwt. Please see information in the section “Our Fleet”, below. During 2022, 2023 and 2024, our fleet had a fleet operational utilization of 84.8%, 75.1% and 78.3%, respectively, and we generated voyage revenues of $97.0 million, $183.7 million and $147.5 million, respectively.

Our business strategy is focused on carefully selecting the timing and the structure of our investments in vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Stealth Maritime.

Our Fleet

As of April 15, 2025, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Time Charter	October 2025
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	May 2025
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 2027
Clean Imperial	2009	Korea	40,000	MR product tanker	Time Charter	January 2026
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers(2)
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	May 2025
Glorieuse	2012	Japan	38,000	Handysize drybulk	Time Charter	May 2025
Neptulus	2012	Japan	33,000		Time Charter	June 2025
Fleet Total			751,000 dwt

(1)	Earliest date charters could expire.
(2)

In September 2024, we contracted to acquire seven Japanese built drybulk carriers, aggregating approximately 443,000 dwt, one of which, the 2012-built Supra Pasha, was delivered on April 26, 2025 and the remaining six of which are expected to be delivered to us within the second quarter of 2025.

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

Under our management agreement with Stealth Maritime, which we entered into in conjunction with the 2021 Spin-Off, we pay Stealth Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter. We are also obligated to pay Stealth Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime will also earn a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf.

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

Crewing and Employees

Stealth Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Hellenic Manning Overseas Inc (HMO), formerly known as Navis Maritime Services Inc., based in Manila, is responsible for providing the crewing of our fleet, under Stealth Maritime’s technical management. These responsibilities include training, compensation, transportation and additional insurance of the crew.

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

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. .

Our vessels trade globally. Some of the areas where we usually operate are the Middle East-Far East range, the Mediterranean, North West Europe range, Africa, USA and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers for our tankers include national, major and other independent energy companies and energy traders, and industrial users of those products. Principal charterers for our drybulk carriers include drybulk charterers, including major national and private industrial users, commodity producers and traders. For the years ended December 31, 2022, 2023 and 2024, we had two, one and two customers accounted for 33%, 21% and 21%, respectively, of our total revenues. In addition, any vessels under bareboat charter may be sub-chartered to third parties.

The average age of our tankers is above the average age of the global tanker fleet and the average age of our drybulk carriers is only lower than the average age of the global drybulk carrier fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers and more technologically advanced drybulk carriers for charters from major industrial users, commodity producers and traders and other top-tier charterers. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors, industrial users and commodity producers and traders and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from other charterers.

Dry-BMS (RightShip Standards)

This program is designed to allow ship managers to measure their Safety Management System (SMS) against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention. The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. This grades the excellence of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This standard is not meant to replace any pre-existing system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The minimum benefits of this venture would (a) cover all relevant ship management issues in one document, (b) be relevant to the entire dry bulk shipping industry worldwide, (c) complement other statutory requirements and industry guidance and (d) be frequently evaluated to drive continuous improvement across the management companies on an international level.

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

In November 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These amendments require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions, both through changes in technical specifications as well as in modifications in vessels’ operational parameters. The USCG is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the USCG to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs. As of April 15, 2025, all of our 19 vessels, including those we have agreements to acquire, have ballast water treatment systems installed. In 2025, from our current fleet on water, we will be drydocking one suezmax tanker, the Suez Enchanted.

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

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)— Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas, Registro Italiano

Navale (Rina) and American Bureau of Shipping (ABS). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year— an annual survey, every two to three years—an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a pre-condition to chartering voyages on these vessels. We believe that our well- maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations, and customer emphasis on quality of service.

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

Our current Protection and Indemnity insurance provides cover for Oil Pollution up to $1.0 billion per vessel per incident. The collective liability of the Association and those other associations is limited, in the case of liability seamen, to USD 3 billion per event.

The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Claims pooling between the clubs is regulated by the Pooling Agreement which defines the risks that can be pooled and how losses are to be shared between the participating clubs. The Pool provides a mechanism for sharing all claims in excess of US$10 million up to, approximately US$3.1 billion.

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

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 and 2021 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. The decline in trade was mainly led by a sharp decline in both crude oil and oil products trade following restrictions enforced by authorities in several major economies. In 2022, oil demand and trade improved significantly as Covid-19 restrictions were being eased out and longer haul routes started emerging as a result of the war in Ukraine. Specifically, in 2022, 3,369 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,967 million tons of cargo and products 1,032 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products. Products trades have received a boost in the last decade as a result of developments in exploration and production activity in the U.S. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products. In 2023 global imports of crude oil reached 2,161.5 million tons marking a 6.6% year on year increase, while global exports of crude oil reached 2,167.5 million tons marking a 5.7% year on year increase. Moreover, in 2023 imports of clean products reached 807.1 million tons marking a 3.3% year on year decline while exports of clean products reached 797.3 million tons marking a 5.4% year on year decline. In 2024, global imports of crude oil reached 44 million barrels per day, marking an 0.9% year-on-year increase. In 2024 global exports of clean products reached 17 million barrels per day, marking a 1.4% year-on-year decline.

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

Market cyclicality and trends

The international tanker shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in the first half of 2020; before declining sharply in the second half of 2020 and remaining at low levels in 2021 and early 2022, before significantly improving in the second half of 2022 and the first quarter of 2023 and remained at high levels for the majority of 2023. In 2024 tanker charter rates continued to increase for the first half of the year. In the second half of 2024 we witnessed a gradual decline in rates however these maintained and continue to be at healthy levels from a long term perspective. Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Demand for vessels depends on the international trade of oil and refined petroleum products, including the availability of crude oil. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus prone to more volatility.

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

The Drybulk Shipping Industry

The global drybulk vessel fleet is divided into four principal categories based on a vessel’s carrying capacity. These categories are:

Capesize. Capesize vessels have a carrying capacity of exceeding 100,000 dwt but normally are 160,000 to 185,000 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are primarily used to transport iron ore, bauxite or coal and, to a much lesser extent, grains, primarily on long-haul routes.

Kamsarmax. Kamsarmax vessels have a carrying capacity of around 80,000 dwt. The standard Kamsarmax vessel measures approximately 229-230 meters in length. These dimensions are generally larger than those of a Panamax vessel allowing for greater cargo capacity. These vessels are primarily used for transportation of drybulk commodities such as coal, iron ore, grain and bauxite.

Panamax. Panamax vessels have a carrying capacity of around 70,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock.

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

The demand for drybulk vessel capacity is determined by the underlying demand for commodities transported in drybulk vessels, which in turn is influenced by trends in the global economy. Demand for drybulk vessel capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market to greater or lesser degrees since 2004, absorbing tonnage and therefore leading to a tighter balance between supply and demand. In evaluating demand factors for drybulk vessel capacity, we believe that drybulk vessels can be the most versatile element of the global shipping fleets in terms of employment alternatives.

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

See Note 16 “Commitments and Contingencies” to the audited financial statements included elsewhere in this report.

Properties

Other than our vessels, we do not own any material property.

C. Organizational Structure

As of April 15, 2025, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this annual report. This discussion contains forward- looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report. You should also carefully read the following discussion with “Risk Factors” and “Forward-Looking Statements.” The financial statements have been prepared in accordance with U.S. GAAP.

We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Overview

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the 2021 Spin-Off. On December 3, 2021, StealthGas distributed all of our outstanding common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares to its stockholders, which completed our separation from StealthGas.

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of April 15, 2025, we owned and operated a fleet of seven MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, two suezmax tankers that carry crude oil and three handysize drybulk carriers, that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 15, 2025, we also had contracts to acquire five supramax drybulk carriers and two kamsarmax drybulk carriers, one of which was delivered to us on April 26, 2025 and six of which are expected to be delivered to us in the second quarter of 2025. Upon delivery of these contracted vessels, the total cargo carrying capacity of our combined 19-vessel fleet will be 1,194,000 dwt.

We actively manage the deployment of our fleet on a mix of period charters, including time and bareboat charters which can last multiple years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment, although we have not employed any of our vessels under such arrangements to date. As of April 15, 2025, we had each of our handysize drybulk vessels operating under time charters of short duration. Four of our product tankers were under time charter employment concluding in May 2025, October 2025, January 2026 and September 2027 and our two suezmax tankers and our other three product tankers were operating in the spot market.

On June 21, 2023, we completed the Spin-off of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $3.0391 per share, as of the date of this annual report.

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

As described below under “—Results of Operations”, the mix of charters our vessels are deployed on, which affects our utilization, revenues, expenses and profitability, has differed in recent periods and over time we expect will continue to vary. In the year ended December 31, 2022, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 43.7%, time charter activity was 43.1% and bareboat activity was 9.8%. Our fleet total operational utilization for the year ended December 31, 2022 was 84.8%. In the year ended December 31, 2023, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 66.4%, time charter activity was 29.0%, while we had no bareboat activity. Our fleet total operational utilization for the year ended December 31, 2023 was 75.1%. In the year ended December 31, 2024, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 68.6%, time charter activity was 28.7%, while we had no bareboat activity. Our fleet total operational utilization for the year ended December 31, 2024 was 78.3%.

Operating vessels in the spot market, can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. This was the case for those of our tankers operating in the spot market in the first months of 2022 until conditions in the crude oil and product tanker charter markets began to improve substantially, particularly in the second half of 2022 and remained favorable throughout the majority of 2023 and the first half of 2024. In the second half of 2024 the market slightly softened but rates remained well above historical averages. In relation to the drybulk carriers operating in the spot market in 2023, conditions in the drybulk charter market deteriorated significantly from the strong markets experienced from late 2020 to the latter part of 2022 and therefore the spot exposure of our drybulk carriers in 2023 and 2024 was low, although the short duration time charters on which we employed our drybulk carriers also exposes us to the prevailing charter rate environment for such vessels. In general, with any improvement in market conditions we may seek to employ our vessels predominately in the spot market to take advantage of higher charter rates, as we have generally done with our tankers in the fourth quarter of 2022 and throughout 2023 and first half of 2024, or on a higher percentage of period charters, principally time charters, if attractive rates become available. Indeed, in the second half of 2024 we increased time charter coverage for tanker vessels as market conditions became more suitable for adding some time charter coverage

Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the product tanker, crude oil tanker and drybulk carrier charter markets, as applicable, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. The proportion of time our fleet operates on bareboat charters versus time charters and in the spot market affects our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels.

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

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. We acquired two vessels in 2023 and three vessels in 2024, and in September 2024 contracted to acquire seven drybulk carriers, one of which was delivered to us on April 26, 2025 and six of which are expected to be delivered to us in the second quarter of 2025, significantly increasing our fleet’s size and calendar days. We may also elect to sell vessels in our fleet from time to time, as did with respect to an aframax tanker in both 2024 and 2023.

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

•

Cyclicality. As of April 15, 2025, we had seven vessels operating under time charter contracts and five vessels operating in the spot market. All three of our handysize drybulk carriers were under time charter employment of short term duration while four of our product tankers were also under time charter employment expiring on May 2025, October 2025, January 2026 and September 2027, respectively. Tanker charter market rates have been strong since the second half of 2022, after remaining at low levels for most periods of recent years. Conversely, drybulk charter rates, which were at high levels from late 2020 until the latter part of 2022, declined throughout most part of 2023 and stabilized at moderate levels towards the end of 2023 and in 2024 marking a further deterioration towards the end of 2024. In the event of renewed weakness in the global economy, including as a result of the imposition of tariffs by the United Sates and other countries, inflation or otherwise, charter rates face significant downside risks, as a weaker global economy may lead to lower demand for the seaborne transport of refined petroleum products, crude oil or drybulk cargoes. In addition, the conflict in Ukraine is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for oil. The easing of trade pattern disruptions due to international events, including Houthi attacks on vessels in the Red Sea and Gulf of Aden resulting in rerouting of vessels away from the Suez Canal, could also reduce resulting support for charter rates.

The impact of the tariffs recently imposed by the U.S., and by China and other countries in response, remains uncertain; however, it could result in global economic weakness and recession, which may negatively impact demand for drybulk, crude oil and refined petroleum product cargoes and in turn our vessels and the charter hire rates they are able to earn.

•

Seasonality. As of April 15, 2025, we had three drybulk vessels and four product tankers under time charter employment. The remaining three product tankers and two suezmax tankers of our fleet were operating in the spot market. At the end of these charters, seeking period or spot employment may expose us to seasonal changes. For instance, the tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, and drybulk markets are typically stronger in the spring months due to grain season in the Southern Hemisphere, autumn months due to coal inventories and weaker in winter months.

Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages are denominated, can also cause our vessel operating expenses to increase. In addition, our net income is affected by any financing arrangements, including any interest rate swap arrangements, that we may enter into from time to time.

Below please see data regarding our fleet and average daily results for the years ended December 31, 2022, 2023 and 2024, which we use in analyzing our performance.

	Year Ended December 31,
Fleet Data	2022	2023	2024
Average number of vessels(1)	7.0	10.0	10.39
Total voyage days for fleet(2)	2,464	3,481	3,700
Total time charter days for fleet(3)	1,099	1,058	1,092
Total bareboat charter days for fleet(3)	249	0	0
Total spot market days for fleet(4)	1,116	2,423	2,608
Total calendar days for fleet(5)	2,552	3,650	3,801
Fleet utilization(6)	96.6%	95.4%	97.3%
Fleet operational utilization(7)	84.8%	75.1%	78.3%

Average Daily Results	(In U.S. dollars per day per vessel)
Adjusted average charter rate(8)	25,654	34,816	25,799
Vessel operating expenses(9)	6,424	7,025	6,938
General and administrative expenses(10)	695	1,352	1,288
Management fees (11)	410	440	440
Total daily operating expenses(12)	7,119	8,377	8,226

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

(8)

Average time charter equivalent daily rate is a measure of the average daily revenue performance of a vessel. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time or bareboat charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures, the most directly comparable GAAP measures to voyage revenues, assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; TCE assists our investors to assess our financial performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Reconciliation of time charter equivalent revenues as reflected in the consolidated statements of comprehensive income and calculation of average time charter equivalent daily rate follow:

	2022	2023	2024
Voyage revenues	$97,019,878	$183,725,820	$147,479,980
Voyage expenses	$33,807,342	$62,530,941	$52,024,890
Charter equivalent revenues	$63,212,536	$121,194,879	$95,455,090
Total voyage days for fleet	2,464	3,481	3,700
Adjusted average charter rate	$25,654	$34,816	$25,799

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

We employ our vessels under time, bareboat and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. Vessels operating on period charters, principally time and bareboat charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, and may have a materially adverse impact on our overall financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market or in periods during which vessels are not employed, because during such periods, these expenses are paid by the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Commissions on hire are paid to our manager Stealth Maritime and/or third-party brokers. Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement. As of April 15, 2025, we had five vessels operating in the spot market.

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

Management Fees

During each of the years ended December 31, 2022, 2023 and 2024, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

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

Inflation

Inflation has had only a moderate effect on our expenses in recent years, particularly in 2022 following the outbreak of Russian war against Ukraine, and had a milder impact on our expenses in 2023 and 2024. In general, the pressure on energy prices brought upon by the Russian invasion in Ukraine has resulted in inflationary effects mainly on financing expenses, prior to the repayment of our debt in the first half of 2023, and operating expenses, as well as bunker costs for which we are responsible when our vessels operate in the spot market or are unemployed. Although these impacts were milder in 2023 than 2022 and subsided further in 2024, a resumption of increased inflationary pressures would increase our financing, operating voyage and administrative expenses further.

Depreciation and Dry docking

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. We depreciate our vessels on a straight-line basis, from the date they were originally built over their estimated useful lives, determined to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We expense costs associated with drydockings and special and intermediate surveys as incurred which may affect the volatility of our results. In 2022, we drydocked one Suezmax tanker, the Suez Enchanted and one Handysize drybulk vessel, the Eco Angelbay, at a total cost of $1.9 million. In 2023, we drydocked three MR product tankers, namely the Clean Thrasher, the Magic Wand and the Clean Nirvana, one Suezmax tanker, the Suez Protopia, and two drybulk handysize vessels, the Glorieuse and the Eco Wildfire, at a total cost of $6.6 million. In 2024, we drydocked two vessels, an aframax tanker, the Gstaad Grace II (ex. Stealth Haralambos), and a product tanker, the Clean Sanctuary. All of the aforementioned vessels that underwent drydocking, with the exception of Eco Wildfire and Eco Angelbay, were installed with ballast water treatment systems as part of their drydocking. The installation of the ballast water treatment systems is considered an improvement and the respective cost has been capitalized in the vessel cost. Our current fleet on the water has one scheduled drydocking for 2025.

Interest Expense and Finance Costs

As of December 31, 2024 and 2023, we did not have any outstanding bank debt. In the first half of 2023, we repaid $70 million of outstanding indebtedness under secured credit facilities. We incurred interest expense under these credit facilities in 2022 and the first half of 2023 and will incur interest expense under any new credit facilities we enter into to finance new acquisitions or existing vessels, as described in the “—Liquidity and Capital Resources” section below. We would also incur financing costs in connection with establishing those facilities, which would be deferred and amortized over the period of the facility, which we would also include in interest expense.

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

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate that involves a high degree of judgment. For a description of our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere herein.

Impairment of long-lived assets:

We follow the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires long-lived assets used in operations be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. On a quarterly basis, in case an impairment indicator exists for a vessel, we perform an analysis of the anticipated undiscounted future net cash flows for such vessel. If the carrying value of the related vessel exceeds the undiscounted cash flows and the fair market value of the vessel, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statement of comprehensive income.

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

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have long term employment, and revenue estimates based on nine-year historical average rates (base rates) for periods for which there is no charter in place. With regards to operating expenses and utilization rate, these were based on historical trends. Revenue estimates are highly subjective. We believe that the nine- year average historical average rates represent an appropriate estimation of the future revenue rates since they more accurately reflect the earnings capacity of our vessels and because they capture the volatility of the market as they include numerous market highs and lows. Furthermore, they are considered a fair estimate based on past experience.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2024 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2024, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year, three- year and one-year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge.

	Percentage difference between our actual average 2024 rates as compared with the base rates	5-year historical average rate		3-year historical average rate		1-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Product Tankers	38.30%	—	—	—	—	—	—
Handysize Drybulk Carriers	(15.88)%	—	—	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2024 and what we believe the charter-free market values of each of these vessels was as of these dates, four of our owned vessels in the water had current carrying values above their market values (2023: four). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $7.5 million (2023 $5.1 million). However, we believe that with respect to each of these four vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

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

Results of Operations

Year ended December 31, 2024 compared to year ended December 31, 2023

The average number of vessels in our fleet was 10.39 for the year ended December 31, 2024 and 10.00 for the year ended December 31, 2023.

REVENUES—Revenues for the year ended December 31, 2024 were $147.5 million compared to $183.7 million for the year ended December 31, 2023, a decrease of $36.2 million, primarily due to softer market spot rates. As of the end of 2024, daily spot market rates were about $22,000 for standard product tankers versus $33,000 as of the end of the same period of 2023 and $30,000 for standard suezmax tankers as opposed to $60,000 as of the end of the same period of 2023. Total calendar days for our fleet were 3,801 for the year ended December 31, 2024 compared to 3,650 for the year ended December 31, 2023. Of the total calendar days in 2024, nil or 0.0% were bareboat charter days, 1,092 or 28.7% were time charter days and 2,608 or 68.6% were spot days. This compares to nil or 0.0% bareboat charter days, 1,058 or 29.0% time charter days and 2,423 or 66.4% spot days in 2023. Our fleet operational utilization was 78.3% and 75.1% for the years ended December 31, 2024 and December 31, 2023 respectively.

VOYAGE EXPENSES—Voyage expenses were $52.0 million for the year ended December 31, 2024 compared to $62.5 million for the year ended December 31, 2023. The $10.5 million decrease in voyage expenses is mainly attributed to a reduction in port expenses due to decreased transits through the Suez Canal and a decrease in voyage commissions resulting from lower market rates and consequently softer revenue generation. Voyage expenses consisted largely of bunker charges amounting to $35.1 million for 2024, accounting for 67.5% of total voyage expenses. Voyage expenses also included port expenses of $10.7 million for the year ended December 31, 2024, corresponding to 20.6% of total voyage expenses, and commission to third parties of $2.0 million, equivalent to 3.8% of total voyage expenses for 2024. For the year ended December 31, 2023, voyage expenses included bunker charges of $34.5 million corresponding to 55.2% of total voyage expenses, port expenses of $15.8 million corresponding to 25.3% of total voyage expenses, and commission to third parties of $7.3 million corresponding to 11.7% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $26.4 million for the year ended December 31, 2024 compared to $25.6 million for the year ended December 31, 2023, an increase of $0.8 million, or 3.1%. The increase in operating expenses was primarily due to the average size of our fleet increasing by 0.39 vessels.

DRY DOCKING COSTS—Dry docking costs were $1.7 million for the year ended December 31, 2024 compared to $6.6 million for the year ended December 31, 2023. Dry docking costs for the year ended December 31, 2024 related to the dry docking of two tanker vessels, while during the year ended December 31, 2023 three of our product tankers, one of our suezmax tankers and two of our drybulk carriers underwent drydocking.

MANAGEMENT FEES—Management fees were $1.7 million for the year ended December 31, 2024 compared to $1.6 million for the year ended December 31, 2023, an increase of $0.1 million or 6.3%. The increase was due to the increase in the average size of our fleet by approximately 0.39 vessels. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $4.9 million for each of the years ended December 31, 2024 and 2023, respectively. The remaining unrecognized stock-based compensation cost relating to the 1,505,338 restricted shares of common stock and options to purchase common stock granted under our equity compensation plan in 2024 and 2023, amounting to $1,417,451 as of December 31, 2024, is expected to be recognized over the remaining period of 0.9 years, according to the contractual terms of those non-vested share awards. The aggregate cash compensation to our officers in 2024 was $0.4 million and we expect such cash compensation to be approximately $0.4 million in 2025.

DEPRECIATION—Depreciation expenses for the year ended December 31, 2024 were $17.0 million while for the year ended December 31, 2023 depreciation expenses were $15.6 million. The $1.4 million increase in depreciation expenses is due to the increase in the average size of our fleet by approximately 0.39 vessels due to the depreciation of the vessels added in the fleet during 2024.

IMPAIRMENT LOSS—Impairment loss for the year ended December 31, 2024 was nil. For the year ended December 31, 2023 we incurred a $9.0 million impairment charge related to the Spin-off of the two of our drybulk carriers in June 2023. The decline in the drybulk vessels’ fair values, at the time of the Spin-off, compared to the values prevailing when these vessels were acquired resulted in the incurrence of an impairment loss.

OTHER OPERATING INCOME-Other operating income for the year ended December 31, 2024 was $1.9 million and related to the collection of a claim in connection with repairs undertaken in prior years

NET LOSS ON SALE OF VESSEL/NET GAIN ON SALE OF VESSEL- RELATED PARTY- Net loss on sale of vessel/ Net gain on sale of vessel – related party for the year ended December 31, 2024 was a loss of $1.6 million and related to the sale of the Aframax tanker Gstaad Grace II to a third party whereas net gain on sale of vessel for the year ended December 31, 2023 was $8.2 million and related to the sale of the Aframax tanker Afrapearl II (ex. Stealth Berana) to C3is Inc., a related party.

INTEREST AND FINANCE COSTS— Interest and finance costs for the years ended December 31, 2024 and 2023 were $0.4 million and $1.8 million, respectively. The $0.4 million of costs for the year ended December 31, 2024 relate mainly to accrued interest expense – related party in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which was paid in April 2025. The $1.8 million of costs for the year ended December 31, 2023 related mainly to $1.3 million of interest charges incurred up to the full repayment of all outstanding loans concluded in April 2023 along with the full amortization of $0.5 million of loan related charges following the repayment of our outstanding debt.

INTEREST INCOME— Interest income for the years ended December 31, 2024 and 2023 was $8.3 million and $5.8 million, respectively. The increase is mainly attributed to the interest earned from the time deposits held by the Company as well as the interest income – related party for the twelve months ended December 31, 2024 in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana) which was received in July 2024.

NET INCOME—As a result of the above factors, we recorded a net income of $50.2 million for the year ended December 31, 2024 compared to a net income of $71.1 million for the year ended December 31, 2023.

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

NET INCOME—As a result of the above factors, we recorded a net income of $71.1 million for the year ended December 31, 2023 compared to a net income of $29.5 million for the year ended December 31, 2022.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements included elsewhere in this report.

Liquidity and Capital Resources

As of December 31, 2024, we had cash and cash equivalents including time deposits of $206.7 million. During the year ended December 31, 2023, we raised $29.1 million in gross proceeds, or $27.6 million in net proceeds, from public offerings of equity securities and from the partial exercises of warrants issued in such offerings, and in 2024 we raised $8.6 million in gross proceeds from the partial exercise of warrants issued in such offerings.

Our principal sources of funds for our liquidity needs have been equity offerings and cash flows from operations, which we expect to continue to be components of the financing for further fleet growth. Potential additional sources of funds may include bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements. In July 2023, we sold an Aframax tanker to C3is Inc. for a consideration of $43 million, of which $4.3 million was received by us upon delivery of the vessel on July 14, 2023 and the balance was received in July 2024, and we sold a second Aframax tanker to a third party in 2024 for $42.0 million.

Our liquidity needs, as of December 31, 2024, primarily relate to funding expenses for operating our vessels, and payment of an aggregate of $37.3 million for a product tanker and a drybulk vessel delivered but not yet paid as per the relevant vessel purchase agreement, which payment took place in April 2025. In addition, in September 2024, we entered into agreements to acquire seven drybulk carriers for an aggregate purchase price of $129 million, the purchase price of which we expect to pay with cash on hand within the third quarter of 2025.

As of December 31, 2024, we had no outstanding bank debt, as within the first and second quarter of 2023 we repaid all of our then outstanding bank loans amounting to $70 million.

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

In September 2023, our Board of Directors approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company’s common stock. As of April 15, 2025, we had repurchased 4,251,883 shares of common stock for an aggregate amount of $8.4 million under this program. We also repurchased outstanding warrants for an additional $1.5 million in the fourth quarter of 2023.

Our contractual obligations as of December 31, 2024 were:

	Payments due by period (in thousands of U.S. dollars)
	Total	Less than 1 year (2025)	1-3 years (2026-2027)	3-5 years (2028-2029)
Management fees (1)	$14,129	$1,923	$6,103	$6,103
Vessel acquisition agreements	166,300	166,300	—	—
Office lease	77	77	—	—
Executive fees	1,980	396	792	792

Total	$182,486	$168,696	$6,895	$6,895

(1)	This amount represents the aggregate daily management fees payable to Stealth Maritime. Based on our management agreement with Stealth Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet. The amount presented does not include brokerage commission of 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf payable to Stealth Maritime. The term of our management agreement with Stealth Maritime will expire in December 2025, but is extended on a year-to-year basis thereafter, unless six months’ written notice is provided prior to the expiration of the term or if a vessel is sold.

We have 795,878 shares of Series A Preferred Stock outstanding, which have a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share, with respect to which we paid aggregate dividends of $1.7 million in each of the years ended December 31, 2024, 2023 and 2022.

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

Cash Flows

For the year ended December 31, 2024, we had a working capital surplus of $199.6 million.

Net cash provided by operating activities. Net cash provided by operating activities was $77.7 million for the year ended December 31, 2024, $79.5 million for the year ended December 31, 2023 and $40.9 million for the year ended December 31, 2022. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities decreased in the year ended December 31, 2024 compared to the year ended December 31, 2023 by $1.8 million, mainly due to lower profitability offset by improved cash flow from working capital items such as trade receivables and related party liabilities. Net cash provided by operating activities increased in the year ended December 31, 2023 compared to the year ended December 31, 2022 by $38.6 million mainly due to the sharp increase in our profitability due to an increase in the average size of our fleet along with improved market conditions.

Net cash (used in)/provided by investing activities. Net cash used in investing activities was $106.7 million for the year ended December 31, 2024, net cash provided by investing activities was $12.3 million for the year ended December 31 2023, and for the year ended December 31, 2022 net cash used in investing activities was $186.7 million. During the year ended December 31, 2024, we generated $41.2 million of proceeds from the sale of an aframax vessel, deployed $74.7 million for vessel acquisitions, placed $259.6 million under time deposits and had $150.8 million of funds under time deposits maturing during the course for the year. We also had $35.7 million of proceeds received from repayment of seller financing in connection with the Aframax tanker we sold to C3is Inc. in 2023. During the year ended December 31, 2023 we utilized $28.1 million for the acquisition of two vessels, placed $167.5 million of available funds on time deposits and had $203.8 million of funds under time deposits maturing during the course of the year. We also received net proceeds of $3.9 million from the sale of one of our vessels. Net cash used in investing activities in the year ended December 31, 2022 comprised an amount of $118.7 million utilized for the acquisition of six vessels while $68 million of available funds were placed into time deposits.

Net cash provided by/(used in) financing activities.

For the year ended December 31, 2024, cash inflows from financing activities were $4.8 million, for the year ended December 31, 2023 cash outflows for financing activities amounted to $57.4 million, while for the year ended December 31, 2022 cash inflows from financing activities were $196.9 million.

During the year ended December 31, 2024, we raised $8.6 million from warrant exercises and $0.5 million from exercise of stock options, used $2.5 million on share repurchases and paid dividends on our Series A Preferred Stock amounting to $1.7 million.

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

We operate in a capital intensive industry which requires significant amounts of investment, and we may, at times elect, to fund a significant portion of this investment through long term debt. We will maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. StealthGas, and the subsidiaries that owned the four tankers that comprised our initial fleet upon the completion of the 2021 Spin- Off, entered into credit facilities in connection with financing the acquisition of these vessels. We entered into a senior secured credit facility with DNB to refinance the outstanding balances under these credit facilities that were entered into by StealthGas for which the four tankers served as security prior to the 2021 Spin-Off, which facility was repaid in full using cash on hand on March 10, 2023. In September and November 2022, we entered into senior secured credit facilities to refinance part of the purchase price for the other four tankers in our fleet, which we acquired earlier in 2022. In the first and second quarter of 2023 we repaid all of our then outstanding loans amounting to $70 million.

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

In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. Similarly, average MR tanker earnings stood at approximately $20,000 per day in the fourth quarter of 2019 before dropping to approximately $6,400 per day in the fourth quarter of 2020, $6,880 in the second quarter of 2021 and $7,847 in the fourth quarter of 2021. The geopolitical crisis between Russia and Ukraine has caused tanker charter rates to rise significantly. Indicatively, average Aframax tanker earnings were $32,266 per day in the first quarter of 2022, and spiked to $82,810 per day in mid-March 2023 Similarly, average MR tanker earnings stood at $9,749 per day in the first quarter of 2022, and spiked to $31,489 per day in mid-March 2023. Ongoing geopolitical tensions such as the events in the Middle East which commenced in the fourth quarter of 2023 in conjunction with the Houthi attacks in the Red Sea created an upward pressure on rates which remained at high levels during the first half of 2024 and then gradual begun to decline in the second half of 2024 mostly due to the closing of West- East arbitrage and reduced refinery runs. Indicatively, by the end of year 2023 rates for aframax, suezmax and MR tankers had climbed to $55,000 per day, $60,400 per day and $33,000 per day. As of April 1, 2024, rates for aframax, suezmax and MR tankers were in the region of $46,000, $40,000 and $30,000, respectively. As of April 1, 2025, rates for aframax, suezmax and MR tankers were in the region of $36,000, $46,000 and $25,000, respectively.

The ongoing war in Ukraine and the embargo imposed by the European Union to Russian crude oil and refined petroleum products along with the crisis in the Middle East are creating shifts in trade patterns, benefiting longer- haul routes and thus supporting tanker tonne-mile demand and tanker vessel charter rates. Specifically, crude tanker dwt demand is estimated to have increased by 6.6% in 2022, 6.7% in 2023, and product tanker demand is estimated to have increased by approximately 3.1% in 2022 supported by increasing demand for oil products and is currently expected to have increased by around 10% in 2023 as demand for oil transportation recovers further, refinery capacity in key exporting regions further expands and Russia looks for alternative markets to outsource its refined petroleum products. Year 2024 started off on a very strong note with firm tanker demand however increased Iranian exports and slightly softer Chinese oil demand contributed to the closing of West- East arbitrage for crude oil into the summer and the second half of the year. Overall in 2024 demand for oil transportation was overall 0.8% higher year on year due to the increase in tonne mile distances. On the supply side, the crude tanker trading fleet is estimated to have increased by 2.0% in 2023 while the product tanker fleet is estimated to have increased by approximately 0.5%. For 2024 fleet growth for crude tankers was in the region of 0.3% while for product tankers fleet growth was somewhat higher in the region of 2%. Tanker deliveries are set to pick up in 2025 and it is expected that the crude fleet will increase by 1.7% while the product tanker fleet by 6.1%.

The escalating trade wars resulting from U.S. tariff announcements could result in global economic weaknesses and recession, which may result in stagnation or decline in demand for crude oil and refined petroleum products, the price of which initially declined significantly due to fears of a global economic slowdown, and in turn could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our tanker vessels and the charter rates that they command.

Drybulk Carriers

Over the course of 2022, the BDI registered a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in tonne-mile demand for drybulk carriers grew by 4.2%, resulting in a drop of about 61% in the value of the BDI over the period. In 2022, the total size of the drybulk fleet in deadweight tons rose by about 2.8%, compared to a decline in tonne-mile demand of 1.8%, which resulted in a year over year drop of about 34% in the value of the BDI. According to preliminary industry estimates, the total size of the drybulk fleet is expected to have risen by about 1.9% in 2023, compared to tonne- mile demand growth of 2.2%. Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging between 965 and 3,369 in 2022. Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022 while it stood at 1,424 on March 10, 2023. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022. As at the end of 2023 spot rates for handysize drybulk carriers stood close to $11,800 per day while as at the end of March 1, 2024 rates had declined to approximately $11,200 per day. In the short term, the effect of the invasion of Ukraine has been mildly positive for the drybulk market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia will need to be substituted by cargoes from different sources. Overall, the BDI declined significantly in the second half of 2022, which was attributed in part to the easing of port congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities, a trend which was expected to continue in 2023 but the Gaza war and the resulting upscaling of hostilities in Suez Canal at Gulf of Aden proved otherwise, pushing BDI to higher numbers, especially during the fourth quarter of 2023. The resultant condition of the two major Canals, Panama due to drafts and subsequent congestion and Suez because of Houthis hostilities pushed BDI to its high of 2023 during December 2023, climbing at 3,346 before stabilizing to 2,000, a figure still better than the rest of 2023. The BDI experienced notable fluctuations throughout 2024 and into early 2025. The highest point was on November 19, 2024, when the BDI reached 1,627 points, and the lowest point was on December 10, 2024, when the BDI fell to 1,156 points, marking a 15-month low at that time. As of April 15, 2025, the BDI stood at 1,263, having declined from 1,821 at April 1, 2024. Disruptions arising both from the Ukraine conflict and from recent vessel attacks in Red Sea compounded with tighter Panama Canal transit restrictions due to climate related issues, have provided support in ton-mile demand as many vessels have to divert towards longer-haul routes. These factors resulting in fleet inefficiencies and support for drybulk charter rates may not continue.

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

The escalating trade wars resulting from the tariffs recently imposed by the U.S., and by China and other countries in response, could result in global economic weaknesses and recessions, which may negatively impact demand for dryblk cargoes and in turn our drybulk carriers and the charter hire rates they are able to earn.

See “Business—The Tanker Industry” and “Business—The Drybulk Carrier Industry.”

E. Critical Accounting Estimates

Please see “—Critical Accounting Estimates” above.

Item 6. Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 15, 2025, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry N. Vafias	47	Chief Executive Officer, President and Class III Director	2021	2027
John Kostoyannis	59	Class II Director	2021	2026
George Xiradakis	60	Class I Director	2021	2025
Ifigeneia (Fenia) Sakellari	44	Interim Chief Financial Officer

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

Ifigeneia (Fenia) Sakellari is our Interim Chief Financial Officer. Ms. Sakellari has 19 years of experience in finance and has been a finance officer of StealthGas since 2015. Prior to this, Ms. Sakellari was employed for seven years with Piraeus Bank where she held positions in both its credit departments (corporate and project finance) and in its private equity investment arm. Ms. Sakellari holds a Bachelor Degree in Management Sciences from the London School of Economics and a Masters Degree in finance from SDA Bocconi.

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

We have no direct employees. The services of our Chief Executive Officer and Interim Chief Financial Officer are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services, in amounts approved by our Compensation Committee and Board of Directors, and we, in turn, reimburse Stealth Maritime for their compensation. The aggregate cash compensation to our officers in 2022, 2023 and 2024 was $0.3 million, $0.4 million and $0.4 million, respectively, and we expect such cash compensation to be approximately $0.4 million in 2025.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan.” We recognized non-cash stock-based compensation expense of $0.12 million in 2022, $2.4 million in 2023 and $3.4 million in 2024, and had unrecognized non-cash stock-based compensation expense of $1.4 million as of December 31, 2024, which we expect to recognize over a weighted average period of 0.9 years. Of these amounts of recognized non-cash stock-based compensation expense, $0.1 million in 2022, $1.8 million in 2023, $2.9 million in 2024 related to restricted share or option awards to our executive officers and nil million in 2022, $0.01 million in 2023, $0.1 million in 2024 related to restricted share or option awards to our directors.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

C. Board Practices

We have three members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The current term of our Class I director expires in 2027, the term of our Class II director expires in 2026 and the term of our Class III director expires in 2025.

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

As of December 31, 2024, 115 officers and 176 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The 2024 Equity Plan replaced the 2021 Equity Plan, under which we will not grant any additional awards. In 2022, 2023 and 2024, we granted an aggregate of 2,944,290 awards under the 2021 Equity Plan. This include grants of restricted shares to our Chief Executive Officer, in an aggregate amount of 1,568,026 shares, Interim Chief Financial Officer, our independent directors and employees of our manager providing services to us, including 247,286 restricted shares to Nikolas Vafias, the senior executive of our manager and father of our Chief Executive Officer. This also includes options to purchase 593,750, 25,000 and 12,500 shares of common stock granted to our Chief Executive Officer, Directors of our Board and Interim Chief Financial Officer, respectively, on October 30, 2023, each at an exercise price of $1.60 per share, the closing price of the Common Stock on October 30, 2023, and 50% of which vested on October 30, 2024 and 50% of which vest on October 30, 2025 and options to purchase 100,000, 10,000 and 1,000, shares of common stock granted to our Chief Executive Officer, Directors of our Board and Interim Chief Financial Officer, respectively, on April 12, 2024, each at an exercise price of $3.60 per share, which was the closing price of the Common Stock on April 12, 2024, and 50% of which vest on April 12, 2025 and 50% of which vest on April 12, 2026. Under the 2024 Equity Plan, on January 8, 2025 we have granted an aggregate of 391,600 restricted shares and options to acquire 312,500 shares of common stock, including grants to our Chief Executive Officer of 281,250 restricted shares, 50% of which vest on January 8, 2026 and 50% of which vest on January 8, 2027, subject to satisfaction of the time-based vesting terms, and options exercisable for 234,375 shares of common stock at an exercise price per share of $3.20, 50% of which options vest on January 8, 2026 and 50% of which options vest on January 8, 2027, subject to satisfaction of the time-based vesting terms.

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 15, 2025 by:

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

In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 15, 2025 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each stockholder is based on 38,667,118 issued and 34,415,235 outstanding shares of Common Stock and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares issued and outstanding as of April 15, 2025. As of April 15, 2025, we also had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 4,199,999 shares of common stock at an exercise price of $2.00 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

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

	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,991,255	20.3%	148,030	18.6%
Arethusa Properties Ltd.(1)	2,926,395	8.5%
Executive Officers and Directors
Harry N. Vafias(1)(2)	12,254,704	34.9%	172,063	21.6%
John Kostoyannis	16,469	*	235	*
George Xiradakis	19,375	*	—	*
Ifigeneia (Fenia) Sakellari	24,166	*	66	*
All executive officers and directors as a group (four persons)	12,314,714	35.7%	172,364	21.7%

*	Less than 1%.
(1)

According to Amendment No. 8 to Schedule 13D jointly filed with the SEC on April 8, 2025 by Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias, Harry N. Vafias has sole voting power and sole dispositive power with respect to the shares owned by Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

(2)

Includes 1,754,038 shares of restricted common stock, of which 273,775 vest on May 15, 2025, 275,000 vest on October 30, 2025, 140,000 vest on April 12, 2025, 140,625 vest on January 8, 2026, 140,000 vest on April 12, 2026 and 140,625 vest on January 8, 2027, subject to satisfaction of the vesting criteria, and 50,000 shares acquirable pursuant to options with an exercise price per share of $3.60, which vested on April 12, 2025, subject to satisfaction of the time-based vesting terms. Excludes options exercisable to acquire (i) 296,875 shares of Common Stock at an exercise price per share of $1.60, which options vest on October 30, 2025, subject to satisfaction of the time-based vesting terms, (ii) 50,000 shares of Common Stock at an exercise price per share of $3.60, which vest on April 12, 20264, subject to satisfaction of the time-based vesting terms and (iii) 234,375 shares of Common Stock at an exercise price per share of $3.20, 50% of which options vest on January 8, 2026 and 50% of which options vest on January 8, 2027, subject to satisfaction of the time-based vesting terms. Harry N. Vafias also holds 16,000 shares of Series B Preferred Stock, each of which entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company.

Our common stock and Series A Preferred Stock began regular-way trading on the Nasdaq Capital Market on December 6, 2021. As of April 15, 2025, we had approximately 42 common stockholders of record. Six of the common stockholders of record were located in the United States and held in the aggregate 24,610,598 shares of common stock representing approximately 71.5% of our outstanding shares of common stock. However, the seven United States stockholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 24,605,679 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Management Affiliations

Harry Vafias, our president, chief executive officer and one of our directors, is an officer, director and the sole stockholder of Flawless Management Inc., our largest stockholder. He is also the son of the principal and founder of Brave Maritime, an affiliate of Stealth Maritime, which is our management company. Stealth Maritime may subcontract the technical management of some of our vessels to Brave Maritime in the future.

Management and Other Fees

In connection with the 2021 Spin-Off, we entered into a management agreement with Stealth Maritime, pursuant to which Stealth Maritime provides us with technical, administrative, commercial and certain other services, on substantially the same terms, including the same fee levels, as Stealth Maritime provided these services to the vessel-owning subsidiaries of StealthGas contributed to us in connection with the 2021 Spin-Off. In relation to the technical services, Stealth Maritime is responsible for arranging for the crewing of the vessels, the day to day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Stealth Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services, Stealth Maritime pays third parties and receives reimbursement from us. Under the management agreement Stealth Maritime subcontracts certain of its obligations. For our drybulk vessels, Stealth Maritime subcontracts these services to its affiliate Brave Maritime.

Stealth Maritime also provides crew management services to certain of our vessels. The majority of these services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2022, 2023 and 2024, these crew management fees were, $0.14 million, $0.3 million and $0.3 million, respectively. As of April 15, 2025, all of our vessels were being manned by Hellenic Manning Overseas Inc., while for our Aframax tanker sold in July 2023 and for one of our product tankers, crewing services were provided by Bernard Shulte Management up until April 2023 and February 2023 respectively with a lumpsum monthly fee of $0.1 million. We are not responsible for crewing any vessels deployed on bareboat charters.

In the years ended December 31, 2022, 2023 and 2024, Stealth Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, and a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter, with respect to the vessels in our fleet. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

The above management fees for the years ended December 31, 2022, 2023 and 2024 were $1.0 million, $1.6 million and $1.7 million, respectively. We also paid $0.03 million, $0.06 million and $0.02 million, respectively, in the years ended December 31, 2022, 2023 and 2024 related to onboard supervision which were included in our operating expenses – related party. For the years ended December 31, 2022, 2023 and 2024, total brokerage commissions of 1.25% amounted to $1.2 million, $2.3 million and $1.9 million, respectively, and in each period were included in voyage expenses – related party. For the years ended December 31, 2022, 2023 and 2024, commissions on vessels purchased/sold were $1.2 million, $0.8 million and $1.3 million.

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

Office Space

Stealth Maritime provided our office space to us without charge for the first year after the completion of the 2021 Spin-Off, and thereafter the lease rate was €5,000 per month until January 1, 2024, when the lease term ended. The lease rate for 2024 was €72,000 per year as per renewed contract effective from January 1, 2024 through January 1, 2026, which lease may be terminated by tenant upon eight weeks’ notice to landlord.

Vessel Acquisitions

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

On May 17, 2024, we entered into an agreement with entities affiliated with the family of our Chief Executive Officer to acquire the handysize drybulk carrier Neptulus, built in 2012, and the product tanker Clean Imperial, built in 2009, with an aggregate capacity of approximately 73,000 dwt, for an aggregate purchase price of $38.9 million. In August 2024, we took delivery of the handysize drybulk carrier Neptulus. The product tanker Clean Imperial was delivered on a charter-free basis in the first quarter of 2025. The transaction was approved by the Company’s audit committee comprised of independent directors. Pursuant to the terms of the purchase agreements the Company has the right to pay for the purchase price for the vessels up to one year after the date of the purchase agreement. These vessels were paid in full on April 22, 2025.

On September 20, 2024, we entered into agreements to acquire seven Japanese built drybulk carriers (5 supramaxes and 2 kamsarmaxes) for an aggregate purchase price of $129 million, from entities affiliated with Brave Maritime Corp Inc. One of the vessels as delivered to us on April 26, 2025 and the remaining six vessels are expected to be delivered to us within the second quarter of 2025. Brave Maritime is affiliated with members of the Vafias family. The transaction was approved by the Company’s audit committee comprised of independent directors. Pursuant to the terms of the purchase agreements the Company has the right to pay the purchase price for the vessels up to one year after the date of the purchase agreement.

Vessel Sale to C3is Inc.

On July 7, 2023, we entered into a memorandum of agreement for the disposal of the vessel Stealth Berana to C3is Inc., in which we hold an interest through Series A Convertible Preferred Stock, for $43,000,000. The vessel was delivered to her new owners in July 2023. Payment of 10% of the purchase price was effected at the time of delivery, with the remaining balance due no later than one year after delivery of the vessel, which took place on July 14, 2023. The remaining balance bore interest at an implicit rate of 8.1% per annum and was paid in July 2024.

Series B Preferred Stock

On October 21, 2022, we entered into a stock purchase agreement and issued 16,000 shares of our newly- designated Series B Preferred Stock, par value $0.01 per share, to our Chairman and Chief Executive Officer, Harry Vafias, in return for cash consideration of $200,000. The issuance of the Series B Preferred Stock was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was fair from a financial point of view to the Company. See “Item 10. Additional Information A. Share Capital – Description of Series B Preferred Stock” for a description of the Series B Preferred Stock.

Spin-off of C3is Inc.

On June 21, 2023, we completed the Spin-off of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $3.0391 per share.

C. Interest of Experts and Counsel

Not applicable.

Item 8. Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described in Note 17 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have, or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity. See Note 16 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Annual Report.

Dividend Policy. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Our board of directors will, however, evaluate our dividend policy consistent with our cash flows and liquidity requirements and we may consider paying dividends on our common stock depending on future performance of our business and financial condition. Declaration and payment of any future dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors, and will be subject to the priority of our Series A Preferred Stock, which, as described elsewhere in this report, earn dividends at a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following the 2021 Spin-Off, regular way trading in our common stock and Series A Preferred Stock began on the Nasdaq Capital Market on December 6, 2021, under the symbols “IMPP” and “IMPPP”, respectively.

Item 10.	Additional Information

A. Share Capital

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of April 15, 2025, the Company had 38,667,118 shares of common stock issued and 34,415,235 shares of common stock outstanding, 795,878 shares of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock and 16,000 shares of Series B Preferred Stock issued and outstanding, as well as Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 4,199,999 shares of common stock at an exercise price of $2.00 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

Common Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which there were 38,275,518 shares issued and 34,023,635 shares outstanding as of December 31, 2024 and 34,415,235 shares outstanding as of April 15, 2025. As of April 15, 2025, we also had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 4,199,999 shares of common stock at an exercise price of $2.00 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

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

Warrants

General. As of April 15, 2025, we had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 4,199,999 shares of common stock at an exercise price of $2.00 per share and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 115,000 shares of common stock at an exercise price of $30.00 per share and 139,394 shares of common stock at an exercise price of $10.3125 per share.

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

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 800,000 shares have been designated as Series A Preferred Stock, of which 795,878 shares of Series A Preferred Stock are outstanding as of December 31, 2024 and April 15, 2025; 16,000 shares have been designated as Series B Preferred Stock, all of which were outstanding as of December 31, 2024 and April 15, 2025. The undesignated authorized preferred stock may be issued in one or more series and our Board of Directors, without further approval from our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common stock. See “Description of Series A Preferred Stock” and “Description of Series B Preferred Stock” below.

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

Description of Series A Preferred Stock

The following description of the Series A Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to the Statement of Designations designating the Series A Preferred Stock (the “Statement of Designations”) and setting forth the rights, preferences and limitations of the Series A Preferred Stock. A copy of the Statement of Designations is filed as an exhibit to this Annual Report. References to “Imperial Petroleum Inc.,” “we,” “our” and “us” refer specifically to Imperial Petroleum Inc.

General

As of December 31, 2024 and April 15, 2025, there were 800,000 Series A Preferred Stock authorized, and 795,878 Series A Preferred Stock issued and outstanding. We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Stock, authorize and issue additional Series A Preferred Stock as well as Parity Securities and Junior Securities and, subject to the further limitations described under “—Voting Rights”, Senior Securities.

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

Optional Redemption

We may redeem, at our option, in whole or from time to time in part, the Series A Preferred Stock (i) on or after June 30, 2024 and prior to June 30, 2025, at a price equal to $25.50 per Series A Preferred Stock, (ii) on or after June 30, 2025 and prior to June 30, 2026, at a price equal to $25.25 per Series A Preferred Stock and (iii) on or after June 30, 2026, at a price equal to $25.00 per Series A Preferred Stock, plus, in each case, an amount equal to all accumulated and unpaid dividends thereon to (but not including) the date of redemption, whether or not declared. Any such optional redemption may be effected only out of funds legally available for such purpose.

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

On October 21, 2022, we issued 16,000 shares of our newly-designated Series B Preferred Stock, par value $0.01 per share. As of December 31, 2024 and April 15, 2025, there were 16,000 shares of Series B Preferred Stock authorized, and 16,000 shares of Series B Preferred Stock issued and outstanding.

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

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, the Series B preferred stock will rank pari- passu with the common stockholders and shall be entitled to receive a payment equal to the par value of $0.01 per share. The Series B preferred stockholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

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

Blank Check Preferred Stock.

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock, of which 800,000 have been designated Series A Preferred Stock and of which 795,878 are issued and outstanding as of April 15, 2025 and 16,000 have been designated Series B Preferred Stock and of which 16,000 are issued and outstanding as of April 15, 2025. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

•	the transaction is with a stockholder that was or became an interested stockholder prior to or at the time the 2021 Spin-Off was consummated.

C. Material Contracts

We refer to “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party. We have entered into a management agreement with Stealth Maritime as described as described in “—Related Party Transactions – Management Arrangements” and memoranda of agreement for the acquisition of drybulk carriers from entities affiliated with Brave Maritime “—Related Party Transactions—Vessel Acquisitions.”

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

It is possible that 5% Stockholders may own more than 50% of the Imperial Petroleum common stock. In the event the 5% Override Rule is triggered, the Treasury regulations provide that the 5% Override Rule will nevertheless not apply if Imperial Petroleum can establish that within the group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified shareholders” for purposes of Section 883 of the Code to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of the corporation’s common stock for more than half the number of days during the taxable year. To establish this exception to the 5% Override Rule, 5% Stockholders owning a sufficient number of our common stock would have to provide the Corporation with certain information in order to substantiate their status as qualified shareholders. If, after the 2021 Spin-Off, 5% Stockholders were to own more than 50% of the Imperial Petroleum common stock, there is no assurance that Imperial Petroleum would be able to satisfy the foregoing requirements.

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

Based on Imperial Petroleum’s anticipated operations and future projections, Imperial Petroleum does not believe that it is a PFIC for the taxable year ended December 31, 2024. Although there is no legal authority directly on point, and Imperial Petroleum is not relying upon an opinion of counsel on this issue, Imperial Petroleum’s belief is based principally on the position that, for purposes of determining whether Imperial Petroleum is a PFIC, the gross income Imperial Petroleum derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that Imperial Petroleum or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether Imperial Petroleum is a PFIC. Imperial Petroleum believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with Imperial Petroleum’s position. In addition, although Imperial Petroleum intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of Imperial Petroleum’s operations will not change in the future.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your

•	United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

Interest rate risk

We did not have any outstanding bank debt as of December 31, 2024, as we repaid all $70.0 million of our outstanding indebtedness in the first half of 2023. If, however, we again incur indebtedness in the future to finance our fleet, we would expect to be subject to market risks relating to changes in interest rates, because we would expect such loans to be floating rate debt on which we pay interest based on SOFR plus a margin. Currently we have, and during 2024 we had, no interest rate swap agreements outstanding.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 11.8% of our expenses in currencies other than U.S. dollars in 2024 (2023: 12.0%; 2022: 8.4%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 15, 2025, we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

We have not and do not intend to enter into foreign currency contracts for speculative purposes.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2024.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2024, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2024 the Company’s internal control over financial reporting was effective.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.imperialpetro.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2024.

Item 16C. Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ended 2022, 2023 and 2024, acting as our independent auditor since our inception in 2021. All services provided by Deloitte were pre-approved by the Audit Committee. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2023 and 2024 and breaks down these amounts by the category of service (in thousands):

	2023	2024
Audit fees	$237	$151
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$237	$151

(1)	Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

(2)	Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2023 or 2024.

(3)	Tax Fees

Deloitte did not provide any tax services in 2023 or 2024.

(4)	All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2023 or 2024.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On September 7, 2023, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of April 1, 2025, 4,251,883 shares of common stock had been repurchased for an aggregate of $8.4 million (excluding commissions), with the average purchase price of $1.97 per share.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases from January 1, 2024 through April 1, 2025. No share repurchases have been made since January 2024. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
January 1 to 31, 2024	807,348	3.102	4,251,883	1,609,768

During fiscal year 2024, our Chief Executive Officer, through an entity controlled by him, made purchases of shares of the Company’s Common Stock as set forth below.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
January 2 to 4, 2024	397,035	2.8820

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

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

Not Applicable.

Item 16J. Insider Trading Policies.
We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards that apply to us. A copy of our insider trading policy is filed as Exhibit 11.2 to this Annual Report on Form
20-F.
In addition, with regard to our trading in our own securities, it is the our policy to comply with the applicable insider trading laws, rules and regulations, and any exchange listing standards when engaging in transactions in our securities.
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

PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19. Exhibits

Number	Description

1.1	Restated Articles of Incorporation of the Company, as amended by Articles of Amendment, dated April 27, 2023, to Restated Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F or the fiscal year ended December 31, 2023 filed with the SEC on April 12, 2024)

1.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

1.3	Statement of Designation of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

1.4	Statement of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 21, 2022)

2.1	Description of Securities (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F or the fiscal year ended December 31, 2023 filed with the SEC on April 12, 2024)

4.1	Management Agreement between Imperial Petroleum Inc. and Stealth Maritime S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.2.1	Warrant Agency Agreement, dated February 2, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.2.2	Warrant Agency Agreement, dated March 23, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.2.3	Warrant Agency Agreement, dated May 19, 2022, between the Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.4	Form of Class B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.6	Form of Class D Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on June 13, 2022)

Number	Description

4.7	Form of Class E Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on August 15, 2023)

4.8	Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022; Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022; Exhibit 4.4 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022 and Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.9	MoAs for acquisition of Drybulk Carriers

4.10	2021 Equity Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.11	2024 Equity Compensation Plan (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F or the fiscal year ended December 31, 2023 filed with the SEC on April 12, 2024)

8	Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

11.2	Insider Trading Policy

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Certified Public Accountants S.A.

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F or the fiscal year ended December 31, 2023 filed with the SEC on April 12, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL PETROLEUM INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 29, 2025

IMPERIAL PETROLEUM INC.
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Imperial Petroleum Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Imperial Petroleum Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
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
April 29, 2025
We have served as the Company’s auditor since 2021.

Imperial Petroleum Inc.
Consolidated balance sheets
(Expressed in United States dollars)

	As of December 31, 2023	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents	91,927,512	67,783,531
Time deposits	32,099,810	138,948,481
Receivable from related party (Note 3)	37,906,821	—
Trade and other receivables	13,498,813	13,456,083
Other current assets (Note 12)	302,773	652,769
Inventories	7,291,123	7,306,356
Advances and prepayments	161,937	250,562

Total current assets	183,188,789	228,397,782

Non current assets
Operating lease right-of-use asset	—	78,761
Vessels, net (Note 4)	180,847,252	208,230,018
Investment in related party (Note 3)	12,798,500	12,798,500

Total non current assets	193,645,752	221,107,279

Total assets	376,834,541	449,505,061

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	8,277,118	5,243,872
Payable to related parties (Note 3)	2,324,334	18,725,514
Accrued liabilities (Note 6)	3,008,500	3,370,020
Deferred income	919,116	1,419,226
Operating lease liability, current portion	—	78,761

Total current liabilities	14,529,068	28,837,393

Total liabilities	14,529,068	28,837,393

Commitments and contingencies (Note 16)
Stockholders’ equity
Capital stock, $0.01 par value, 2,000,000,000 authorized at December 31, 2023 and 2024, 33,257,291 shares issued and 29,812,755 outstanding at December 31, 2023 and 38,275,518 issued and 34,023,635 outstanding at December 31, 2024 (Note 8)	332,573	382,755
Preferred stock, 200,000,000 authorized (Note 8)
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 preferred shares, issued and outstanding at December 31, 2023 and 2024 (Note 8)	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 preferred shares, issued and outstanding at December 31, 2023 and 2024 (Note 8)	160	160
Treasury stock 3,444,536 and 4,251,883 shares at December 31, 2023 and 2024, respectively with a par value of $0.01 per share (Note 8)	(5,885,727)	(8,390,225)
Additional paid-in capital (Note 8)	270,242,635	282,642,357
Retained earnings	97,607,873	146,024,662

Total stockholders’ equity	362,305,473	420,667,668

Total liabilities and stockholders’ equity	376,834,541	449,505,061

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of comprehensive income
(Expressed in United States dollars)

	For the years ended December 31,
	2022	2023	2024
Revenues
Revenues (Note 12)	97,019,878	183,725,820	147,479,980

Total revenues	97,019,878	183,725,820	147,479,980

Expenses / (income)
Voyage expenses	32,604,893	60,276,962	50,168,529
Voyage expenses – related party (Note 3)	1,202,449	2,253,979	1,856,361
Vessels’ operating expenses (Note 13)	16,227,636	25,295,851	26,044,734
Vessels’ operating expenses – related party (Notes 3, 13)	165,500	346,583	328,000
Dry-docking costs	1,890,247	6,551,534	1,691,361
Management fees – related party (Note 3)	1,045,640	1,606,440	1,672,440
General and administrative expenses (including $296,274, $465,176 and $490,054 to related party) (Note 3)	1,773,590	4,934,468	4,894,070
Depreciation (Note 4)	12,290,463	15,629,116	16,991,900
Other operating income (Note 14)	—	—	(1,900,000)
Impairment loss (Note 1, 4)	—	8,996,023	—
Net gain on sale of vessel – related party (Note 3)	—	(8,182,777)	—
Net loss on sale of vessel (Note 4)	—	—	1,589,702
Total expenses, net	67,200,418	117,708,179	103,337,097

Income from operations	29,819,460	66,017,641	44,142,883

Other (expenses) / income
Interest and finance costs	(1,610,145)	(1,821,908)	(16,269)
Interest expense – related party (Note 3)	—	—	(382,051)
Interest income	1,290,059	4,470,396	6,668,877
Interest income – related party (Note 3)	—	1,363,360	1,636,640
Dividend income from related party (Note 3)	—	404,167	762,500
Foreign exchange gain / (loss)	11,554	700,346	(2,654,808)

Other (expenses) / income, net	(308,532)	5,116,361	6,014,889

Net income	29,510,928	71,134,002	50,157,772

Earnings per share attributable to common shareholders — basic (Note 11)	2.89	3.22	1.54

Earnings per share attributable to common shareholders — diluted (Note 11)	2.88	2.93	1.40

Weighted average number of shares, basic	8,559,000	18,601,539	29,933,920

Weighted average number of shares, diluted	8,593,575	22,933,671	33,010,419

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of stockholders’ equity
(Expressed in United States dollars)

	Capital stock		Treasury stock		Preferred stock		Additional Paid-in Capital (Note 8)	(Accumulated Deficit)/ Retained Earnings
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)			Total
Balance, January 1, 2022*	318,351	3,184	—	—	795,878	7,959	97,206,257	(471,557)	96,745,843

Issuance of common stock (including the exercise of warrants) net of issuance costs	12,463,531	124,635	—	—	—	—	156,696,839	—	156,821,474
Issuance of restricted shares and stock based compensation	190,476	1,905	—	—	—	—	115,351	—	117,256
Issuance of Series B preferred shares	—	—	—	—	16,000	160	199,840	—	200,000
Net income	—	—	—	—	—	—	—	29,510,928	29,510,928
Deemed dividend on warrant inducement ($1.42 per share) (Note 8)	—	—	—	—	—	—	—	(2,943,675)	(2,943,675)
Incremental fair value of the class D warrants (Note 8)	—	—	—	—	—	—	—	2,943,675	2,943,675
Dividends declared on Series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	(1,305,737)	(435,246)	(1,740,983)

Balance December 31, 2022*	12,972,358	129,724	—	—	811,878	8,119	252,912,550	28,604,125	281,654,518

Issuance of common stock (including the exercise of warrants) net of issuance costs	11,767,579	117,676	—	—	—	—	27,460,093	—	27,577,769
Stock repurchase	—	—	(3,444,536)	(5,885,727)	—	—	—	—	(5,885,727)
Warrants repurchase	—	—	—	—	—	—	(1,521,738)	—	(1,521,738)
Issuance of restricted shares and stock based compensation	1,585,311	15,853	—	—	—	—	2,419,002	—	2,434,855
Dividends declared on Series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Dividends declared on Series C preferred shares ($28.06 per preferred share) (Note 9)	—	—	—	—	—	—	—	(389,271)	(389,271)
Conversion of Series C preferred shares (Note 9)	6,932,043	69,320	—	—	—	—	9,930,680	6,507,789	16,507,789
Deemed dividends on Series C preferred shares ($0.94 per preferred share) (Note 9)	—	—	—	—	—	—	—	(6,507,789)	(6,507,789)
Net income	—	—	—	—	—	—	—	71,134,002	71,134,002
Distribution of net assets of C3is	—	—	—	—	—	—	(20,957,952)	—	(20,957,952)

Balance, December 31, 2023	33,257,291	332,573	(3,444,536)	(5,885,727)	811,878	8,119	270,242,635	97,607,873	362,305,473

Exercise of warrants	4,300,000	43,000	—	—	—	—	8,534,822	—	8,577,822
Stock repurchase	—	—	(807,347)	(2,504,498)	—	—	—	—	(2,504,498)
Issuance of restricted shares and stock based compensation	421,352	4,213	—	—	—	—	3,392,869	—	3,397,082
Dividends declared on series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Net income	—	—	—	—	—	—	—	50,157,772	50,157,772
Exercise of stock options	296,875	2,969	—	—	—	—	472,031	—	475,000

Balance, December 31, 2024	38,275,518	382,755	(4,251,883)	(8,390,225)	811,878	8,119	282,642,357	146,024,662	420,667,668

*	Adjusted to reflect the reverse stock split effect on April 28, 2023 (see Note 1 and 8)
The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of cash flows
(Expressed in United States dollars)

	For the years ended December 31,
	2022	2023	2024
Cash flows from operating activities:
Net income for the year	29,510,928	71,134,002	50,157,772
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	12,290,463	15,629,116	16,991,900
Amortization of deferred finance charges	94,007	474,039	—
Noncash lease expense	—	62,609	71,237
Shared based compensation	117,256	2,434,855	3,397,082
Impairment loss	—	8,996,023	—
Net gain on sale of vessel - related party	—	(8,182,777)	—
Net loss on sale of vessel	—	—	1,589,702
Unrealized foreign exchange (gain)/loss on time deposits	—	(426,040)	1,983,810
Dividends income from related party	—	(404,167)	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(6,497,828)	(6,477,912)	42,730
Other current assets	(240,002)	(62,771)	(349,996)
Inventories	(5,248,577)	(1,908,513)	(15,233)
Changes in operating lease liabilities	—	(62,609)	(71,237)
Advances and prepayments	(22,364)	(181,990)	(88,625)
Due from related party	—	(2,940,967)	2,206,821
Increase/(decrease) in
Trade accounts payable	6,685,211	118,523	(2,173,926)
Due to related parties	2,105,698	—	3,091,759
Accrued liabilities	1,495,632	1,383,841	361,520
Deferred income	607,638	(54,903)	500,110

Net cash provided by operating activities	40,898,062	79,530,359	77,695,426

Cash flows from investing activities:
Dividends income received	—	241,667	—
Proceeds from sale of vessel, net	—	3,865,890	41,153,578
Acquisition and improvement of vessels	(118,678,560)	(28,145,103)	(74,672,266)
Purchase of bank time deposits	(68,000,000)	(167,501,480)	(259,603,451)
Maturity of bank time deposits	—	203,827,710	150,770,970
Proceeds from seller financing	—	—	35,700,000

Net cash (used in)/provided by investing activities	(186,678,560)	12,288,684	(106,651,169)

Cash flows from financing activities:
Proceeds from issuance of Series B preferred shares	200,000	—	—
Proceeds from exercise of stock options	—	—	475,000
Proceeds from equity offerings	168,001,415	29,070,586	—
Proceeds from warrants exercise	—	—	8,600,000
Stock issuance costs	(11,179,941)	(1,492,817)	—
Issuance costs on warrants exercise	—	—	(22,178)
Stock repurchase	—	(5,885,727)	(2,504,498)
Warrants repurchase	—	(1,521,738)	—
Deferred finance charges paid	(404,633)	—	—
Customer deposits paid	(368,000)	—	—
Dividends paid on preferred shares	(1,740,983)	(2,130,254)	(1,736,562)
Loan repayments	(5,354,000)	(70,438,500)	—
Proceeds from long-term debt	47,792,500	—	—
Cash retained by C3is Inc. at spin off	—	(5,000,000)	—

Net cash provided by/(used in) financing activities	196,946,358	(57,398,450)	4,811,762

Net increase/(decrease) in cash, cash equivalents and restricted cash	51,165,860	34,420,593	(24,143,981)
Cash, cash equivalents and restricted cash at the beginning of the year	6,341,059	57,506,919	91,927,512

Cash, cash equivalents and restricted cash at the end of the year	57,506,919	91,927,512	67,783,531

Supplemental cash flow information:
Interest paid	898,368	1,735,054	—
Non cash investing activity – Vessel improvements included in liabilities	—	859,320	—
Non cash investing and financing activity – Part payment of vessel acquisition through issuance of Series C Preferred Shares	—	10,000,000	—
Non cash investing activity – Dividend on Series A Perpetual Convertible Preferred shares included in investment in related party	—	162,500	—
Non cash investing activity – Vessel acquisition included in payable to related parties	—	—	13,305,000
Non cash investing activity – Seller financing included in receivables from related party	—	35,700,000	—
Non cash financing activity – Dividend on Series A Preferred Shares included in payable to related parties	—	—	4,421
Distribution of net assets of C3is Inc. to shareholders and warrant holders	—	20,957,952	—
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	50,901,092	91,927,512	67,783,531
Restricted cash, current	1,005,827	—	—
Restricted cash, non-current	5,600,000	—	—

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	57,506,919	91,927,512	67,783,531

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Notes to the consolidated financial statements
(Expressed in United States dollars)

1.	General Information and Basis of Presentation
Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 33 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in 4 subsidiaries, Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 318,318 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 318,351 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis
(the “
20
21
Spin-Off”).
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
Imperial received all issued and outstanding common shares and all 600,000 5.00% Series A Perpetual Convertible Preferred shares of C3is (Note 3) in exchange for the contribution to C3is of the entities owning Imperial’s two Handysize drybulk carriers, “Eco Bushfire” and “Eco Angelbay” together with $5,000,000 in cash as working capital. Imperial, as the sole shareholder of C3is, distributed the common shares it held in C3is

to the Company’s stockholders and warrant holders in accordance with the terms of the Company’s outstanding warrants on a pro rata basis on June 21, 2023. Common shares of C3is commenced trading on June 21, 2023 on the Nasdaq Capital Market under the ticker symbol “CISS”. Imperial Inc. continues to operate in the tanker and dry bulk shipping market and remains a publicly traded company.
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
At December 31, 2024, the Company’s fleet was comprised of 11 vessels consisting of 6 medium range (M.R.) type Product tankers, 2 Suezmax crude oil tankers and 3 Handysize drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (Note 3).
At December 31, 2024, the Company held 100% interest in the below companies.

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary		Dead Weight Tonnage (“dwt”)	Acquisition Date	Disposal Date
Clean Power Inc.	5/2/2007	Magic Wand		47,000	9/1/2008	—
MR Roi Inc.	5/2/2007	Clean Thrasher		47,000	27/2/2008	—
King of Hearts Inc.	17/3/2008	Clean Sanctuary		46,000	14/7/2009	—
Nirvana Product Trading Inc	25/2/2022	Clean Nirvana		50,000	28/3/2022	—
Volume Jet Trading Inc.	25/2/2022	Clean Justice		46,000	31/5/2022	—
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted		160,000	3/6/2022	—
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia		160,000	3/6/2022	—
Haven Exotic Trading Inc.	31/1/2023	Eco Wildfire		33,000	28/3/2023	—
Blue Oddysey International Inc.	31/1/2023	Glorieuse		38,000	27/3/2023	—
Aquatic Success International Inc.	6/9/2023	Aquadisiac		51,000	18/2/2024	—
Alpine Hydrocarbons Inc.	6/9/2023	Gstaad Grace II	*	113,000	28/2/2024	26/4/2024
Poseidonas Corporation Inc.	20/5/2024	Neptulus		33,000	24/8/2024	—
Tankpunk Inc.	6/1/2008	Stealth Berana	*	115,804	26/7/2010	14/7/2023
Imperial Petroleum Product Solutions Inc.**	20/5/2024	—		—	—	—
Artemisia Commodities Inc.***	13/9/2024	—		—	—	—
Aurelia World Transports Inc. ***	13/9/2024	—		—	—	—
Guinevere Dry Cargoes Inc.***	13/9/2024	—		—	—	—
Edrys Shipments Inc.***	13/9/2024	—		—	—	—
Ophelia Grain Inc.***	13/9/2024	—		—	—	—
Laurentia Bulk Inc.***	13/9/2024	—		—	—	—
Sapphira Wheat Inc.***	13/9/2024	—		—	—	—

*	These vessels were sold on April 26, 2024, and on July 14, 2023 (Note 3), respectively, and the vessel owning companies became dormant.
**	The product tanker vessel “Clean Imperial” owned by Imperial Petroleum Product Solutions Inc. was delivered to the Company on January 10, 2025
***	Companies are associated with the acquisition of seven Japanese built bulkers that are scheduled for delivery by May 2025 (Note 3).
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

During 2022, 2023 and 2024 two, one and two charterers, respectively, accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2022	2023	2024
A	—	21%	—
B	16%	—	10%
C	—	—	11%
D	17%	—	—

2.	Significant Accounting Policies
Principles of Consolidation:
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of Imp
e
rial Petroleum Inc. and its subsidiaries referred to in Note 1 from their date of incorporation/ acquisition and until their date of disposal. All inter-company balances and transactions have been eliminated upon consolidation.
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
Foreign Currency Translation:
The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of comprehensive income.
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
assets.
Restricted Cash:
Restricted cash mainly reflects deposits with certain banks that can only be used to pay loan installments or which are required to be maintained as a certain minimum cash balance per mortgaged vessel or funds held in escrow. In the event that the obligation relating to such funds is expected to be terminated within the next twelve months, these funds are classified as current assets; otherwise they are classified as non-current
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
Inventories:
Inve
nt
ories consist of bunkers (for vessels under voyage charter or on ballast or idle) and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in,
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
Impairment or Disposal of Long-lived Assets:
Impairment charges are recorded for long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related vessels, quarterly. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of comprehensive income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking
costs and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates for the respective class of vessel.
Vessels’ Depreciation:
The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of each of the Company’s vessels to be 25 years, from the date of their construction.
Segment Reporting:
The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results each such type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet and the CODM assesses performance for the vessel operations and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.
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
A voyage charter is a contract in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge
port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation, which is to provide the charterer with an integrated transportation service within a specified time period, and is met evenly as the voyage progresses and begins to be satisfied once the vessel is ready to load the cargo. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time
as per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues/expenses are recognized when the amount can be estimated and its collection/payment is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.
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
Equity Compensation Plan:
Share-
based
compensation includes
vested
and non-vested
shares and options to purchase common shares that may be granted to employees of the Company, to employees of the Manager and to non-employee
directors, for their services as directors and is included in General and administrative expenses in the consolidated statements of comprehensive income. These shares are measured at their fair value. The fair value of the restricted shares is equal to the market value of the Company’s common stock on the grant date. The fair value of each option to purchase a common share granted is estimated on the date of the grant using the Black-Scholes option pricing model. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The restricted shares and the options to purchase common shares that contain a time-based service vesting condition are considered non-vested
on the grant date and a total fair value of such awards is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur.
Dividends:
Dividends on cumulative preferred shares are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in
capital.
Earnings per common share:
Basic earnings per common share are computed under
the two-class
method by dividing net income by the weighted average number of common shares outstanding during the period. Dividends on cumulative redeemable perpetual preferred shares reduce the income available to common shareholders, (whether or not earned). Diluted earnings per common share, reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, all of the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation to the extent these are not anti-dilutive.
Offering costs:
Expenses
directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in
capital, unless the offering is aborted, in which case they are written-off
and charged to earnings.
Distinguishing Liabilities from Equity:
The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” to determine the classification of certain freestanding financial instruments as either liabilities or equity. ASC 480 requires that a warrant which contains an obligation that may require the issuer to redeem the shares in cash
, be classified as a liability and accounted for at fair value. The Company further analyses the key features of the warrants and examines whether certain of these features affect their classification under ASC 815.
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
Recent Accounting Pronouncements:
In November 2023, the FASB issued ASU 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company adopted ASU 2023-07 as of January 1, 2024 and its adoption had limited impact on the Company’s disclosures and there was no impact on the Company’s financial position or results of operations.
In

November 2024
, the FASB issued
ASU 2024-03, “Income
Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures
(Subtopic 220-40):
Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after
December 15, 2026
, and for interim periods within fiscal years beginning after
December 15, 2027
. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

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
The Manager also provides crew management services to the Company’s vessels.
 These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for crew management services (the “Crew management fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessels purchased”) are capitalized to the cost of the vessels as incurred. The commission fees relating to vessels sold (“Commissions – vessels sold”) are included in the consolidated statements of comprehensive income.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental expense”).
On February 14, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Glorieuse” and “Eco Wildfire” for a total consideration of $35,500,000 (Note 4). The vessels were delivered to the Company on March 27, 2023 and March 28, 2023, respectively. The aggregate purchase price of $18,500,000 of the vessel Glorieuse comprised of $8,500,000 in cash and 13,875 Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) (Note 9).
On June 21, 2023, the Company completed the
Spin-off
(Note 1), and received 600,000 Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $25 per share and a par value of $0.01 per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred share of C3is (Note 1). The Series A Perpetual Convertible Preferred shares entitle the Company to a number of votes equal to the number of C3is common shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Perpetual Convertible Preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Perpetual Convertible Preferred shares, C3is’ common shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date 90 days following the issuance date, at a conversion price equal to 150% of the VWAP of C3is common shares over the five consecutive trading day period commencing on the issuance date. The conversion price has been adjusted to the lowest price of issuance of common stock by C3is in any registered offering of common stock of C3is after the original issuance of Series A Perpetual Convertible Preferred shares. Furthermore, Imperial is entitled to
receive cumulative cash dividends, at the annual rate of
5.00
% on the stated amount of $
25
per share, of the
600,000
Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15 th
day of January, April, July and October in each year, subject to C3is’s Board of Directors approval. The Company recognized for the period from June 21, 2023 to December 31, 2023, the amount of $
404,167
and for the year

ended December 31, 2024 the amount of $762,500, which are presented in ‘Dividend income from related party’ in the accompanying consolidated statements of comprehensive income.
As there was no observable market for the Series A Perpetual Convertible Preferred shares, these were recorded at $12,636,000, being the fair value of the shares determined through Level 3 inputs of the fair value hierarchy by taking into consideration a third-party valuation based on the income approach taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.
Investment in related party was initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Perpetual Convertible Preferred shares and any observable price changes for identical or similar investments as well as the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2023 and 2024.
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

	Valuation technique	Significant other observable input	Values
“Straight” Preferred Stock component	Discounted Cash Flow Model	- Weighted average cost of capital	13%

Embedded Option component	Black & Scholes	- Volatility - Risk-free rate - Weighted average cost of capital - Strike price - Share price (based on the first 5 trading days volume weighted average)	78% 4% 13% $3.50 $2.33

Control Premium Component	Discounted Cash Flow Model	- Control premium - Weighted average cost of capital	12% 13%
As of December 31, 2023 and 2024, the aggregate value of investments in C3is amounted to $12,798,500, including $162,500 of accrued dividends and are presented as ‘Investment in related party’ in the accompanying consolidated balance sheets.
On July 7, 2023, the Company entered into a memorandum of agreement with C3is for the disposal of the vessel “Stealth Berana” for an aggregate consideration of $43,000,000 (Note 4). The vessel was delivered to her new owners on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was received in cash, while the remaining amount of $38,700,000 was received in July 2024 and had no stated interest. The Company’s receivable from C3is was recorded at its fair value of $35,700,000 (the “Remaining Selling Price”) on July 14, 2023. Since the collection of the remaining amount of $38,700,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Selling Price of $35,700,000 and the amount of $38,700,000, receivable in July 2024, was accounted for as interest income over the life of the receivable i.e. until July 2024. Interest income amounting to $1,363,360 and $1,636,640 for the period from July 14, 2023, to December 31, 2023, and the year ended December 31, 2024, respectively, are included in “Interest income – related party” in the consolidated statements of comprehensive income. Net gain recognized from the sale of the vessel “Stealth Berana” amounted to $8,182,777 is included in “Net gain on sale of vessel – related party” in the consolidated statement of comprehensive income for the year ended December 31, 2023.

On
 September 5, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two tanker vessels for an aggregate purchase price of $
71,000,000
(Note 4). No deposit was paid as of December 31, 2023. The vessels “Aquadisiac” and “Gstaad Grace II” were delivered to the Company on February 18 and 28, 2024, respectively.
On May 17, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of one handysize drybulk vessel and one product tanker vessel for purchase prices of $15,500,000 and $23,350,000, respectively. The handysize drybulk vessel “Neptulus” was delivered to the Company on August 24, 2024. 10% of the purchase price i.e. $1,550,000 was paid in cash, while the remaining amount of $13,950,000 is payable in May 2025 and has no stated interest. The vessel was recorded at its fair value of $14,700,000 as determined by an independent broker and the liability to related party was recorded at $13,150,000 (the “Remaining Purchase Price”) on August 24, 2024. Since the payment of the remaining amount of $13,950,000 depends only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $800,000, being the difference between the Remaining Purchase Price of $13,150,000 and the amount of $13,950,000, payable in May 2025, will be accounted for as interest expense over the life of the payable i.e. until May 2025. Interest expense amounting to $382,051 for the period from August 24, 2024, to December 31, 2024, is included in “Interest expense – related party” in the consolidated statement of comprehensive income. The product tanker was delivered to the Company on January 10, 2025 (Note 17).
On September 20, 2024, the Company entered into memorandums of agreement to acquire seven Japanese built bulkers for an aggregate purchase price of $129,000,000, with companies affiliated with members of the family of the Company’s Chief Executive Officer. The vessels are expected to be delivered in the second quarter of 2025.
The current account balance with C3is at December 31, 2024 was nil (2023: $37,906,821). The receivable as of December 31, 2023 related to the outstanding amount for the disposal of the vessel “Stealth Berana” which included the Remaining Selling Price, accrued interest of $1,363,360 and receivable of $843,461 relating to inventory on board the vessel.
The current account balance with Eco Dry Ventures Inc. at December 31, 2024 was a liability of $14,193,586. The liability relates to the outstanding amount for the acquisition of the vessel “Neptulus” which includes the Remaining Purchase Price, accrued interest of $382,051 and a payable of $661,535 relating to inventory on board the vessel.
The current account balance with the Manager at December 31, 2024 was a liability of $4,531,928 (2023: $2,324,334). The liability mainly represents payments made by the Manager on behalf of the Company.

The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of comprehensive income	2022	2023	2024
Management fees	Management fees – related party	1,045,640	1,606,440	1,672,440
Brokerage commissions	Voyage expenses – related party	1,202,449	2,253,979	1,856,361
Superintendent fees	Vessels’ operating expenses – related party	28,500	57,000	18,000
Crew management fees	Vessels’ operating expenses – related party	137,000	289,583	310,000
Executive compensation	General and administrative expenses	296,274	400,072	412,470
Commissions – vessels purchased	Vessels, net	1,168,000	355,000	865,000
Commissions – vessels sold	Net gain on sale of vessel – related party / Net loss on sale of vessel	—	430,000	420,000
Rental expense	General and administrative expenses	—	65,104	77,584

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2023	350,393,448	(124,042,367)	226,351,081
Acquisitions and improvements	39,004,423	—	39,004,423
Impairment loss (Note 1)	(10,894,124)	1,898,101	(8,996,023)
Disposal	(57,938,600)	26,555,487	(31,383,113)
Spin-off of drybulk carriers (Note 1)	(28,500,000)	—	(28,500,000)
Depreciation for the year	—	(15,629,116)	(15,629,116)

Balance as at December 31, 2023	292,065,147	(111,217,895)	180,847,252
Acquisitions and improvements	87,117,946	—	87,117,946
Disposal	(43,043,220)	299,940	(42,743,280)
Depreciation for the year	—	(16,991,900)	(16,991,900)

Balance as at December 31, 2024	336,139,873	(127,909,855)	208,230,018
The additions during the year ended December 31, 2023 mainly relate to the acquisition of the vessels “Glorieuse” and “Eco Wildfire” (Note 3).
The disposal during the year ended December 31, 2023 relates to the sale of vessel “Stealth Berana” (Note 3).
The additions during the year ended December 31, 2024 mainly relate to the acquisition of the vessels “Aquadisiac”, “Gstaad Grace II” and “Neptulus” (Note 3).
The disposal during the year ended December 31, 2024 relates to the sale of the vessel “Gstaad Grace II” to an unaffiliated third party. On April 17, 2024, the Company entered into a memorandum of agreement for the disposal of the vessel “Gstaad Grace II” to an unaffiliated third party for an aggregate consideration of $42,000,000. The vessel was delivered to her new owners on April 26, 2024. The Company realized an aggregate loss from the sale of this vessel of $1,589,702 which is included in the Company’s consolidated statement of comprehensive income under the caption “Net loss on sale of vessel” for the year ended December 31, 2024.

As of December 31, 2023, and December 31, 2024, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As the undiscounted net operating cash flows, for the four vessels whose fair value was below their carrying value, as of December 31, 2023, exceeded each vessel’s carrying value, no impairment was recorded. An impairment loss amounting to $8,996,023 was identified and recorded for the year ended December 31, 2023 related to the
Spin-off
(Note 1). As the undiscounted net operating cash flows, for the four vessels whose fair value was below their carrying value, as of December 31, 2024, exceeded each vessel’s carrying value, no impairment was recorded for the year
ended December 31, 2024.

5.	Long-term Debt
On March 10, 2023, the Company prepaid $23.2 million representing the then outstanding balance of the loan facility issued in November 2021 and originally maturing in November 2026 (“term loan A”) using cash on hand and the related mortgages of the vessels “Magic Wand”, “Clean Thrasher”, “Clean Sanctuary” and “Stealth Berana” was released.
In the first quarter of 2023, the Company repaid the amount of $1.4 million in line with the amortization schedule of the loan facility issued in September 2022 and originally maturing in September 2026 (“term loan B”) and the loan facility issued in November 2022 and originally maturing in November 2027 (“term loan C”), and then proceeded with their full prepayment as follows:
On April 7, 2023, the Company prepaid $30.0 million representing the then outstanding balance of the term loan C using cash on hand and the related mortgages of the vessels “Suez Enchanted” and “Suez Protopia” were released.
On April 25, 2023, the Company prepaid $15.9 million representing the then outstanding balance of the term loan B using cash on hand and the related mortgages of the vessels “Clean Nirvana” and “Clean Justice” were released.
Bank loan interest expense for the above loans for the years ended December 31, 2022, 2023 and 2024 amounted to $1,444,884, $1,271,409 and nil, respectively. Interest expense is included in interest and finance costs in the consolidated statements of comprehensive income. For the years ended December 31, 2022, 2023 and 2024, the amortization of deferred financing charges amounted to $94,007, $474,039 and nil, respectively, and is included in interest and finance costs in the consolidated statements of comprehensive income. The interest rate on the outstanding loans as of December 31, 2022 was based on LIBOR for term loans A and C and on SOFR for term loan B plus a margin that ranged between 1.95% and 2.55%. The average interest rate (including the margin) on the above loans was 7.55% for the year ended December 31, 2023.

6.	Accrued Liabilities
Accrued liabilities consist of the following:

	As of December 31,
	2023	2024
Administrative expenses	67,464	78,592
Voyage expense	1,071,393	1,418,277
Vessel operating expenses	1,869,643	1,873,151

Total	3,008,500	3,370,020

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
2021
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
On June 17, 2022, the Company received a written notification from the NASDAQ Stock Market, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from May 5, 2022 to June 16, 2022, was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until December 14, 2022. In December 2022, the Company received formal notification from the Listing Qualification Department of the Nasdaq Stock Market notifying the Company that it has been granted an additional
180-day
compliance period, or until June 12, 2023, to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2). The Company could cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. At the opening of trading on April 28, 2023, following an approval from the Company’s Board of Directors, the Company effected
1-for-15
reverse stock split of the Company’s common stock. On May 16, 2023 the Company regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

ii)	Equity Offerings – common stock and warrants
During the year ended December 31, 2022, the Company raised $168,001,415 in gross proceeds, or $156,821,474 in net proceeds, from public offerings and from the partial exercises of warrants issued in the underwritten public offerings (details are provided below).

In the first quarter of 2022, the Company completed an underwritten public offering for 736,000 of its common stock and 11,040,000 Class A Warrants exercisable for 736,000 shares of common stock at an exercise price of $18.75 per share, including full exercise of the underwriter’s overallotment option. The Company also issued the underwriters of the offering 552,000 warrants (the “February 2022 Representative Purchase Warrants”), exercisable for 36,800 shares of common stock at an exercise price of $20.625 per share. The offering resulted in gross proceeds to the Company of $13,800,000. During the year ended December 31, 2022, an aggregate of 10,997,000 Class A Warrants had been exercised for 733,133 shares of the Company’s common stock, resulting in gross proceeds to the Company of $13,746,250 (2023: nil, 2024: nil).
In March 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 2,874,997 units for $24 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class B Warrants to purchase one share of common stock at an exercise price of $24 per share. The Company also issued 1,724,998 warrants to the representative of the underwriters (the “March 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 115,000 shares of common stock at an exercise price of $30.00 per share. The offering resulted in gross proceeds to the Company of $68,999,920. In June 2022, several existing holders of Class B Warrants exercised 31,150,000 outstanding Class B Warrants to purchase an aggregate of 2,076,667 shares of common stock for cash, at an exercise price reduced by the Company from $24 per share to $10.5 per share, resulting in gross proceeds to the Company of $21,805,000. The exercising holders also received an aggregate of 31,150,000 Class D Warrants to purchase up to an aggregate of 2,076,667 shares of common stock at an exercise price per share of $12. The Company treated this warrant inducement transaction as a warrant modification and has recognized the incremental fair value of $2,943,675 of the Class D Warrants as a deemed dividend. As the Company was in an accumulated deficit position at the time of the transaction, the offsetting amount has been recorded against additional paid-in-capital.
For the year ended December 31, 2022, an aggregate of 31,322,950 Class B Warrants had been exercised for 2,088,197 shares of the Company’s common stock, resulting in gross proceeds to the Company of $22,081,720 (2023: nil, 2024: nil).
In May 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 5,575,757 units for $8.25 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class C Warrants to purchase one share of common stock at an exercise price of $8.25 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 139,394 shares of common stock at an exercise price of $10.3125 per share. The offering resulted in gross proceeds to the Company of $45,999,999. For the year ended December 31, 2022, an aggregate of 5,357,500 Class C Warrants had been exercised for 357,167 shares of the Company’s common stock, resulting in proceeds to the Company of $2,946,625 (2023: nil, 2024: nil).
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
During the year ended December 31, 2024, 4,300,000 of Class E warrants were exercised.
As of December 31, 2024, the number of common shares that can potentially be issued under each outstanding class of warrants are:

Warrant class	Shares to be issued upon exercise of remaining warrants
Class A	2,867
Class B	786,800
Class C	1,347,267
Class D	173,334
Class E	4,199,999

Total	6,510,267

In addition, an aggregate of 291,194 additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.
The Company in its assessment for the accounting of the warrants issued during the year ended December 31, 2022, 2023 and 2024 has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.

iii)	Treasury stock
On September 7, 2023, the Company’s Board of Directors approved a stock repurchase plan for an amount of up to $10,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2023, the Company completed the repurchase of 3,444,536 shares paying an average price per share of $1.71 and $5,885,727 in total. For the year ended December 31, 2024, the Company completed the repurchase of 807,347 shares paying an average price per share of $3.10 and $2,504,498 in total. These shares are held as treasury stock by the Company. For the year ended December 31, 2022, the Company did not repurchase any of its common shares.

iv)	Preferred Shares:
The table below presents a summary of preferred shares outstanding as of December 31, 2023 and 2024.

Series	Description	Initial Issuance Date	Total Shares Outstanding	Liquidation Preference per Share (in dollars)	Carrying value (1)	Dividend Rate
Series A	8.75 % Cumulative Redeemable Perpetual	November 10, 2021	795,878	$25	$7,959	8.75% per annum of the Liquidation Preference per share

Series B	Series B Preferred Shares	October 21, 2022	16,000	$0.01	160	No dividend rights

			811,878		$8,119

1)	There are no issuance costs.
8.75% Series A cumulative redeemable perpetual preferred shares:
Holders of Series A Preferred Shares will be entitled to receive, when, as and if declared by the Company’s board of directors out of legally available funds for such purpose, cumulative cash dividends from the date of the
2021
Spin-Off.
Dividends on the Series A Preferred Shares accrue at a rate of 8.75% per annum per $25.00 stated liquidation preference per Series A Preferred Share. The dividend rate is not subject to adjustment. Dividends are payable on the 30th day of March, June, September and December of each year.
Aggregate dividends of $1,740,983, $1,740,983 and $1,736,562 were paid on the Company’s 795,878 Series A Preferred Shares ($0.1640625 per share) each of the years ended December 31, 2022, 2023 and 2024, respectively.
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
On February 17, 2023, the Company entered into a Share Purchase Agreement with Flawless Management Inc. and sold to Flawless Management Inc. 13,875 newly issued Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) having a liquidation preference of one thousand dollars ($1,000) per share (“the Liquidation Preference”). The Series C Cumulative Convertible Perpetual Preferred Shares were used as a partial consideration for the acquisition of the Handysize drybulk carrier “Glorieuse” (Note
s
3,4) from an affiliated company.
Each holder of Series C Preferred Share, at any time and from time to time on or after the date that was
the date immediately following the
six-month
anniversary of February 17, 2023, could elect to convert, in whole or in part, its Series C Preferred Shares into shares of common stock at a rate equal to the Series C Liquidation Preference, plus the amount of any accrued and unpaid dividend thereon to and including the conversion date, divided by the lower of (1) $7.50 and (2) the
Ten-Day
VWAP, subject to adjustment from time to time, provided, that, the conversion price should
not be less than $1.50. If the Company
should
, at any time or from time to time, pay a stock dividend or otherwise make a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split should
be proportionately decreased and, conversely, if the Company should have
, at any time or from time to time,
effected
a combination (including by means of a reverse stock split) of the outstanding shares of common stock the conversion price in effect before such combination should have been
proportionately increased. Following the reverse stock split on April 28, 2023 (Note 1), the conversion price was adjusted to reflect the
1-for-15
reverse stock split.
The holder of the Series C Preferred Shares
was
entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to 5.00% per annum when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, were payable
quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on July 15, 2023. Dividends on the Series C Preferred Shares
were
 payable based on a
360-day
year consisting of twelve
30-day
months. The dividend rate of 5.00% per annum was not subject to adjustment. As of December 31, 2023, the Company paid dividends of $389,271 (2024: nil) on the Company’s 13,875 Series C Preferred Shares to Flawless Management Inc.

The Series C Preferred Shares were redeemable upon a change in control, which is defined as the acquisition by any “person” or “group” of beneficial ownership through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Company’s shares entitling that person or group to exercise more than 50% of the total voting power of all of the Company’s shares entitled to vote generally in elections of directors. The occurrence of the above events was not solely in the control of the Company, and hence Series C Preferred Shares were initially classified within Mezzanine equity as per ASC
480-10-S99
“Distinguishing liabilities from Equity – SEC Materials”. The Series C Preferred Shares were recorded at $10.0 million at initial recognition representing the acquisition price of the vessel Glorieuse amounting to $18.5 million less the cash consideration of $8.5 million. The acquisition price of the vessel, which approximated its fair value as determined by an independent broker, was used for the determination of the fair value of the mezzanine equity, since it was more clearly evident and, thus, more reliably measurable than the fair value of the Series C Preferred Shares issued.
On December 21, 2023, all 13,875 Series C Preferred Shares, were converted by their holder, Flawless Management Inc., into 6,932,043 shares of the Company’s common stock. The Series C Preferred Shares were converted with a conversion price of $2.02, which represented the daily volume weighted average price of the Company’s common stock over the 10 consecutive trading days expiring on the trading day immediately prior to the date of delivery of the written notice of conversion. The Company determined that the Series C Preferred Shares conversion feature is in essence a redemption, since such conversion was settled by a delivery of a variable number of shares of common stock with a fixed monetary amount and by applying ASC
260-10-S99-2
has recognized the difference between the carrying amount of the Series C Preferred Shares at the date of conversion and the fair value of the common stock delivered on the same date amounting to $6,507,789 as a deemed dividend, included in the statement of stockholders’ equity.

10.	Equity Compensation Plan
In 2021 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock that may be issued with respect to awards granted under this Plan cannot exceed 10% of the number of shares of the Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. For the year ended December 31, 2024, a total of 426,253 restricted shares and 111,000 options to purchase common stock had been granted under the Plan since the first grant in the fourth quarter of 2023 (2023: 1,775,787 restricted shares and 631,250 options to purchase common stock, 2022: 190,476 restricted shares).
In April 2024, the Company’s 2024 Equity Compensation Plan, was adopted, under which awards can be made totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted.
Restricted shares
On November 21, 2022, the Company granted $1,000,000 worth of shares of the Company’s common stock under the Plan to the Company’s CEO. The number of shares awarded was determined based on the closing price at the grant date i.e. on November 21, 2022 which was equal to $5.25. 95,238 of the restricted shares vested on July 17, 2023 and the remaining 95,238 of the restricted shares vested on July 15, 2024.
On March 21, 2023, the Company granted 280,392 of
non-vested
restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $2.55 which is equal to the market value of the Company’s common stock on that day. 140,196 of the restricted shares vested on July 17, 2023, 135,295 of the remaining 140,196 restricted shares, vested on July 15, 2024 and 4,901 restricted shares forfeited.

On May 15, 2023, the Company granted 547,550 of
non-vested
restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $3.48 which is equal to the market value of the Company’s common stock on that day. 273,775 of the restricted shares vested on May 15, 2024 and the remaining 273,775 of the restricted shares vest on May 15, 2025.
On October 25, 2023, the Company granted 179,244 of
non-vested
restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $1.59 which is equal to the market value of the Company’s common stock on that day. 89,622 of the restricted shares vested on October 25, 2024 and the remaining 89,622 of the restricted shares vest on October 25, 2025.
On October 30, 2023, the Company granted 578,125 of
non-vested
restricted shares under the Plan to the Company’s CEO, Interim CFO and non-executive
members of Board of Directors of the Company. The fair value of each share granted was $1.60 which is equal to the market value of the Company’s common stock on that day. 289,062 of the restricted shares vested on October 30, 2024 and the remaining 289,063 of the restricted shares vest on October 30, 2025.
On April 12, 2024, the Company granted 426,253 of
non-vested
restricted shares under the Plan to the Company’s CEO, Interim CFO, non-executive
members of the Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $3.60 which is equal to the market value of the Company’s common stock on that day. 213,126 of the restricted shares vest on April 12, 2025 and the remaining 213,127 of the restricted shares vest on April 12, 2026.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends during the years ended December 31, 2022, 2023 and 2024.
The stock-based compensation expense for the years ended December 31, 2022, 2023 and 2024 amounted to $117,256, $2,343,210 and $2,756,027, respectively and is included in the consolidated statements of comprehensive income under the caption “General and administrative expenses”.
A summary of the status of
the Company’s non-vested restricted
shares as of 2022, 2023 and 2024, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2022	—	—
Granted	190,476	5.25

Non-vested, December 31, 2022	190,476	5.25

Granted	1,585,311	2.42
Vested	(235,434)	(3.64)

Non-vested, December 31, 2023	1,540,353	2.58

Granted	426,253	3.60
Vested	(882,992)	(2.72)
Forfeited	(4,901)	(2.55)

Non-vested, December 31, 2024	1,078,713	2.87

The remaining unrecognized compensation cost relating to the shares granted amounting to $1,130,992 as of December 31, 2024, is expected to be recognized over the remaining weighted average period of 0.8 years, according to the contractual terms of those non-vested share
awards.
Options to purchase common shares
On October 30, 2023, the Company granted options to acquire up to 631,250 shares of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive
members of Board of Directors of the Company. 50% of these options vested on October 30, 2024 and the remaining 50% vest on October 30, 2025. These options expire on October 30, 2033. The fair value of each option granted was $1.14. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 81%; expected term of 5.75 years; risk-free interest rate of 5%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 6 years prior to the grant date.
On April 12, 2024, the Company granted options to acquire up to 111,000 of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive
members of the Board of Directors of the Company. 50% of these options vest on April 12, 2025 and the remaining 50% vest on April 12, 2026. These options expire on April 12, 2034. The fair value of each option granted was $2.69. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 88.3%; expected term of 5.75 years; risk-free interest rate of 4.5%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.
The Company had no stock option activity during the year ended December 31, 2022. A summary of the Company’s non-vested stock
option activity and related information for the years ended December 31, 2023 and 2024, is as follows:

	December 31, 2024
	Option shares #	Weighted- Average Exercise Price $
Outstanding, January 1, 2023	—	—

Granted	631,250	1.60

Outstanding, December 31, 2023	631,250	1.60

Exercisable, December 31, 2023	—	—
Granted	111,000	3.60
Exercised	(296,875)	1.60

Outstanding, December 31, 2024	445,375	2.10

Exercisable , December 31, 2024	18,750	1.60
No options vested during the year ended December 31, 2023. During the year ended December 31, 2024, 315,625 options vested of which 296,875 options were exercised. The remaining unrecognized compensation cost relating to the options granted amounting to $286,459 as of December 31, 2024, is expected to be recognized over the remaining period of 0.9 years, according to the contractual terms of those non-vested options.

The stock-based compensation expense for the vested and
non-vested options
for the years ended December 31, 2022, 2023 and 2024 amounted to nil, $91,645 and $641,055 respectively, and is included in the consolidated statements of comprehensive income under the caption “General and administrative expenses”.
As at December 31, 2024, the intrinsic value of outstanding stock options was $1.14 per option.

11.	Earnings per share
All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class method of computing earnings per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class method. The denominator of the basic earnings per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed. The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2022		2023		2024
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	29,510,928	29,510,928	71,134,002	71,134,002	50,157,772	50,157,772
Less: Cumulative dividends on preferred shares	(1,740,983)	(1,740,983)	(2,130,254)	(1,740,983)	(1,740,983)	(1,740,983)
Less: Deemed dividend on warrant inducement (Note 8)	(2,943,675)	(2,943,675)	—	—	—	—
Less: Deemed divided from conversion of the Series C Preferred Shares (Note 9)	—	—	(6,507,789)	—	—	—
Less: Undistributed earnings allocated to non-vested shares	(61,906)	(61,720)	(2,508,399)	(2,276,360)	(2,311,172)	(2,105,141)

Net income attributable to common shareholders	24,764,364	24,764,550	59,987,560	67,116,659	46,105,617	46,311,648
Denominator
Weighted average number of shares outstanding, basic	8,559,000	8,559,000	18,601,539	18,601,539	29,933,920	29,933,920

Options to purchase common shares (Note 10)	—	—	—	97,318	—	323,283
Warrants (Note 8)	—	34,575	—	—	—	2,753,216
Series C Preferred Shares (Note 9)	—	—	—	4,234,814	—	—

Effect of dilutive shares	—	34,575	—	4,332,132	—	3,076,499

Weighted average number of shares outstanding, diluted	—	8,593,575	—	22,933,671	—	33,010,419

Earnings per share	2.89	2.88	3.22	2.93	1.54	1.40

For 2024
the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 10) calculated using the treasury stock method which resulted in 323,283 incremental shares and of the 4,199,999 Class E warrants (Note 8) that are in the money as of the reporting date calculated using the treasury stock method which resulted in 2,753,216 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting
 from the
non-vested
restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class A, B, C and D warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of December 31, 2024, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C and D warrants was
2,310,268
(Note 8).
For
 2023 the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 10) calculated using the treasury stock method which resulted in
97,318
incremental shares and the potential dilution from the conversion of outstanding Series C Preferred Shares (Note 9) calculated with the “if converted” method by using the average closing market price over the period up to their conversion which resulted in
4,234,814
incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class A, B, C, D and E warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of December 31, 2023, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C, D and E warrants was
10,810,267
.
For 2022 the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the 789,667 Class A and B warrants that are in the money as of the reporting date calculated using the treasury stock method which resulted in 34,575 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class C and D warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of December 31, 2022, the aggregate number of common shares issuable upon the exercise of the unexercised Class C and D warrants was 7,295,257.
The weighted average number of shares outstanding was adjusted to reflect the reverse stock split effected on April 28, 2023 (Note 1).
12. Revenues
The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,
	2022	2023	2024
Time charter revenues	26,331,752	21,738,874	20,153,955
Bareboat revenues	1,906,328	—	—
Voyage charter revenues	67,957,871	158,583,636	124,860,634
Other income	823,927	3,403,310	2,465,391

Total	97,019,878	183,725,820	147,479,980

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
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2022, 2023 and 2024 was $7.0 million, $19.2 million and $23.8 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2023 and December 31, 2024, receivables from the Company’s voyage charters amounted to $12.6 million and $11.8 million, respectively.

As
 of December 31, 2023 and 2024, the Company recognized $
302,773
 and $
652,769
, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2023 and 2024, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $6.7 million and $5.4 million, respectively. The Company recognized the undelivered performance obligation as of December 31, 2023 as revenues in the first quarter of 2024. The Company will recognize the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2025.

13.	Vessel Operating Expenses
The amount in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,
	2022	2023	2024
Vessels’ Operating Expenses
Crew wages and related costs	8,592,098	13,452,713	13,899,451
Insurance	780,973	1,168,486	1,300,635
Repairs and maintenance	2,474,586	3,884,234	3,800,814
Spares and consumable stores	2,901,979	4,821,081	4,713,148
Miscellaneous expenses	1,643,500	2,315,920	2,658,686

Total	16,393,136	25,642,434	26,372,734

14.	Other operating income
The amount of $1,900,000 included within “Other operating income” in the consolidated statement of comprehensive income relates to collection of a claim in connection with repairs undertaken in prior
years.

15.	Income Taxes
Under the laws of the countries the Company (which includes its subsidiaries) are incorporated and/or Company’s vessels are registered, the Company is not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessels’ operating expenses in the consolidated statements of comprehensive income.
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

16.	Commitments and Contingencies

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

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time charter contracts as of December 31, 2024, amount to $
12,132,374
during the twelve months ending December 31, 2025, $9,642,750 during the twelve months ending December 31, 2026 and $7,294,950 during the twelve months ending December 2027.

•
As of December 31, 2024, the Company had total obligations under the memoranda of agreements (Note 3) for the acquisitions of the handysize drybulk vessel “Neptulus”, the product tanker vessel “Clean Imperial” and the seven Japanese built bulkers of $166,300,000 due during the twelve months ending December 31, 2025.

17.	Subsequent events
On January 8, 2025, the Company granted under the 2024 Equity Plan 391,600 of restricted shares of common stock and options to acquire up to 312,500 shares of common stock to the Company’s CEO and employees of the Manager. The fair value of each share granted was $3.20 which is equal to the market value of the Company’s common stock on that day. 50% of these restricted shares and options vest on January 8, 2026 and the remaining 50% vest on January 8, 2027.
On January 10, 2025, the vessel “Clean Imperial” was delivered to the Company (Note 3).
On March 11, 2025, the Company declared dividends amounting to $435,246 to the holders of the Company’s Series A Preferred Shares.
In April 2025, the Company repaid the remaining
90
% of the purchase price of vessel “Neptulus” and the total purchase price of vessel “Clean Imperial”, amounted on aggregate to $37,300,000 (Notes 3, 16).
On April 26, 2025, the drybulk vessel “Supra Pasha”, 2012 built, was delivered to the Company. The drybulk vessel “Supra Pasha” was agreed to be acquired from company affiliated with members of the family of the Company’s Chief Executive Officer in September 2024 (Notes 3, 16).