Form 20-F
period 2025-12-31
Imperial Petroleum Inc./Marshall Islands
filed 2026-04-29
CIK 1876581

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
331 Kifissias Avenue, Kifissia 14561 Athens, Greece
(Address of principal executive offices)
Harry N. Vafias
331 Kifissias Avenue, Kifissia 14561, Athens, Greece
Telephone: (011) (30) (210) 625 0001
Facsimile: (011) (30) (210) 625 0018
(Name, Telephone,
E-mail
and/or Facsimile Number and Address of Company Contact
Person
)
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

T
he number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 44,648,737 shares of Common Stock, par value $0.01 per share, and 795,878 shares of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.01 per share, and 16,000 shares of Series B Preferred Stock, par value $0.01 per share.
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

i

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

•

global and regional economic and political conditions including the war in the Middle East between Iran and the U.S. and Israel, and conflicts elsewhere in the Middle East and in Ukraine and related sanctions, the war in Gaza and ongoing attacks by Houthis in the Red Sea and Gulf of Aden;

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

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, along with various ongoing geopolitical pressures such as the war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine and the related global responses, the war in Gaza and the ongoing attacks by Houthis in the Red Sea and Gulf of Aden;

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

•	Charter rates for dry bulk vessels are volatile and may remain at low levels or decrease in the future, which may adversely affect our results of operations and financial condition.

•

Economic and political factors, including increased trade protectionism and tariffs imposed by the U.S. and other countries, sanctions such as the sanctions imposed on Russian oil trade and health crises could materially adversely affect our business, financial position and results of operations.

•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, and the level of availability and demand for oil and petroleum products.

•	An over-supply of tankers or drybulk carriers may lead to a reduction in charter rates, vessel values and profitability.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine and related sanctions, the war in Gaza and attacks by Houthi Rebels in the Red Sea and Gulf of Aden, which may interfere with the operation of our vessels.

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

•

Our fleet’s average age is above the average age of the global tanker fleet and the global drybulk carrier fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced vessels for charters from oil majors and other top-tier charterers.

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

•	We may incur debt in the future, and a significant increase in our debt levels may adversely affect us and our cash flows.

•	We depend on our manager, Stealth Maritime Corporation S.A., to operate our business.

•	Delays in the delivery of any vessels we agree to acquire could harm our operating results.

•	We may become exposed to volatility in interest rates, including SOFR.

Risks Related to Taxation

•	We may have to pay tax on U.S.-source income and/or may become a passive foreign investment company.

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

•

Our stockholders may experience future dilution as a result of future equity offerings and other issuances of our common stock, preferred stock or other securities. Future issuances or sales, or the potential for future issuances or sales, including upon the exercise of outstanding warrants, of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for crude oil and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine have disrupted energy production and these conflicts, as well Houthi attacks on vessels, are disrupting trade patterns, including shipping in the Persian Gulf, including the effective closure of the Strait of Hormuz, the Black Sea, the Red Sea, Gulf of Aden and elsewhere, and the impact of these events on energy prices and tanker rates, which initially have increased, is uncertain.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global economic conditions, including tariffs and other protectionist measures imposed by the United States and other countries;

•	global and regional political conditions, including wars, armed conflicts, terrorist activities, sanctions, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs by the United States or other countries;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

•	environmental regulations that may affect the technology and fuel of vessels

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of vessel casualties;

•	technological advances in tanker design and capacity;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing for new vessels and shipping activity;

•	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	price of steel and vessel equipment;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. The effective supply of tankers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These factors resulted in fleet inefficiencies and support for tanker charter rates, which may not continue. The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil and petroleum products may be significantly constrained for some period of time, which have resulted in volatile tanker charter markets and could result in lower tanker charter rates and adversely affect our business.

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

Charter rates for dry bulk vessels are volatile and may remain at low levels or decrease in the future, which may adversely affect our results of operations and financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key drybulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened. The BDI increased in the fourth quarter of 2023 and the first half of 2024 due in part to disruptions that lengthened sailing distances, including trading pattern disruptions related to Russian sanctions, transit restrictions at the Panama Canal due to low water levels and vessels re-routing away from the Red Sea and Suez Canal due to Houthi attacks on ships, before again declining to relatively low levels, which were sustained until the second half of 2025. In the second half of 2025 the dry bulk market took an upturn mainly on the back of stronger coal arrivals from China, the increase in grain volumes in the Atlantic and a rise in US corn exports. Stronger drybulk market prevailed for the first months of 2026 as well. On April 1, 2026, the BDI stood at 1,995 compared to 1,510 one year earlier.

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

•

global and regional economic and political conditions, including weather, natural or other disasters, armed conflicts (including the war in the Middle East between Iran and the U.S. and Israel and the conflicts in Ukraine and Gaza and Houthi attacks in the Red Sea and Gulf of Aden), terrorist activities and strikes;

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

•

international sanctions, embargoes, import and export restrictions, including tariffs imposed by the U.S. and other countries, nationalizations and wars, including the war in the Middle East between Iran and the U.S. and Israel and the conflicts in Ukraine and Gaza;

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

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. Fleet inefficiencies, including sanctions on Russian energy and disruptions related to vessels re-routing away from the Strait of Hormuz due to it being effectively closed and the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, have resulted in significant lengthening of average sailing distances and, as a result, have increased vessel employment rates in excess of cargo demand at times in recent years; such fleet inefficiencies and resulting support for drybulk charter rates may not continue.

A decline in demand for commodities transported in drybulk vessels or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our business, financial condition and results of operations. There can be no assurance as to the sustainability of future economic growth, if any, due to unexpected demand shocks.

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine and ongoing Houthi attacks on vessels in the Red Sea and Gulf of Aden, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including the war in the Middle East between Iran and the U.S. and Israel, the Israeli-Palestinian conflict, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iran, Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The Company is still taking ships through the Suez Canal, and there is a high risk that Houthis might attack our vessels. Although our vessels are insured, there is a risk that insurers may deny cover, or delay payment if an attack does take place, which attack could destroy our ships or partially damage them. The IMO’s extraordinary council session held on 10th and 11th March 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impacts on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

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

Tensions over trade and other matters remain high between the U.S. and China. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the U.S. administration led by President Trump used tariffs extensively as a policy tool. In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S. announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 1, 2025. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton commencing October 14, 2025, increasing to $23 per net ton on April 17, 2026, $28 per net ton on April 17, 2027 and $33 per net ton on April 17, 2028. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally. It is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us and our fleet, which does not currently include any Chinese-built vessels, or our industry generally.

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

The war between Iran and the U.S. and Israel and the conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including Iran’s strikes against energy infrastructure and other targets in various Middle Eastern countries, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil and petroleum products may be significantly constrained for some period of time. The resulting volatility in the market for crude oil and petroleum products and in the tanker charter markets, could result in lower tanker charter rates and adversely affect our business. On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced, which was subsequently extended. The impact of this temporary cease fire, including whether its duration will hold or be further extended, is uncertain including the extent to which it may affect conditions that have supported energy prices and high charter rates for tankers that had initially resulted after the outbreak of the war. As of the date of this annual report two of our drybulk vessels are awaiting for charterers instructions regarding transit in the area of the Strait of Hormuz.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but thereafter came down substantially, before spiking to over $115 per barrel in March 2026 following the outbreak of the war between Iran and the U.S. and Israel.

Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates increased, this could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due to such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. A slowdown in the global economy would also negatively affect the demand for products and commodities transported by dry bulk vessels, which would then negatively affect the charter rates for such vessels. The war in Ukraine is also impacting trade flows on drybulk vessels as it impacts the trade of a range of commodities. Some of these changes in trade flows could positively affect the demand for vessels, other trade flow changes might negatively affect the vessel demand, such as reduced grain exports ex Ukraine. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

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

The situations in the Middle East due to war between Iran and the U.S. and Israel and in Ukraine, and the global responses, continues to evolve and their respective impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

If global economic conditions weaken, particularly in Europe, the United States or the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and commodities and, tanker and drybulk shipping. The current macroeconomic environment is characterized by significant inflation, which caused the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, expansion of U.S. tariffs and trade protectionism policies to nearly all other countries, and other policies that the U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine, Iran and elsewhere in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

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

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic caused demand for oil and oil products to stagnate for an extended period of time. In the event that an economic slowdown, whether as a result of recent imposition of tariffs by the U.S. and other countries or otherwise, results in a persistent stagnation or decline in demand and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command, as was case from the second half of 2020 until the second quarter of 2022. The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. Also, if oil prices decline to uneconomic levels for producers, whether as a result of global economic weakness resulting from the escalating trade wars resulting from U.S. tariff announcements or otherwise, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, and possibly remain at low levels for a prolonged period, as was the case for most periods during the preceding ten years.

An over-supply of tankers may lead to a reduction in charter rates, vessel values and profitability.

The market supply of tankers is affected by a number of factors, such as supply and demand for energy resources, including oil and petroleum products, supply and demand for seaborne transportation of such energy resources, and the current and expected purchase orders for new-buildings. While currently the orderbook for tankers is at relatively low levels compared to historical standards, it increased in 2025 and if the capacity of new tankers delivered exceeds the capacity of such vessel types being scrapped and converted to non-trading vessels, global fleet capacity will increase. If the supply of tanker capacity, for the vessel class sizes comprising our fleet in particular, increases, and if the demand for the capacity of such vessel types decreases, or does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our tankers may have a material adverse effect on our results of operations.

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

The market value of drybulk and tanker vessels is highly volatile, and the market value of our vessels may fluctuate significantly and could experience significant declines. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

As of December 31, 2025, the book value of thirteen out of nineteen vessels, was higher than their market value. Although we believe that, with respect to each of these vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows, if we sell vessels at a time when vessel prices have not increased, the sale may be for less than the vessel’s carrying value in our financial statements, resulting in a reduction in profitability. Furthermore, if vessel values or anticipated future cash flows experience further declines, we may have to record an impairment charge in our financial statements, which would also result in a reduction in our profits. If we in the future again incur indebtedness and subsequently the market value of our fleet declines, we may not be in compliance with certain provisions of any such potential future loan agreements obtained for fleet expansion or financing of existing vessels. If we obtain future financing and the market value of our fleet declines, we may be unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

Our business and the operation of our vessels are regulated under international conventions, national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, in order to protect against potential environmental impacts. Regulations of vessels, particularly environmental regulations have become more stringent and are expected to be further revised and become stricter in the future, including air emissions (nitrogen and sulfur oxides, particulate matter, etc.), marine pollution, BWTS implementation, GHG emissions, etc. As a result, significant capital expenditures may be required on our vessels to keep them in compliance, and we may be required to pay increased prices for newbuild and second-hand vessels that meet these requirements. See “Business-Environmental and Other Regulations” for more information.

In addition, the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters, financing sources and charterers may generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection, and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate. We could also incur material liabilities, including cleanup obligations and claims for natural resources, personal injury and property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. Violations of, or liabilities under, environmental regulations can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels. Any such actual or alleged environmental laws regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

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

GHG reduction measures adopted, or further additional measures to be adopted by the IMO, EU and other jurisdictions for achieving 2030 goals may impose operational and financial restrictions, carbon taxes or an emission trading system on less efficient vessels starting from 2023, gradually affecting younger vessels, even newbuilds after 2030, reducing their trade and competitiveness, increasing their environmental compliance costs, imposing additional energy efficiency investments, or even making such vessels obsolete. Maritime shipping is included within the European Union’s Emission Trading Scheme (ETS) as of January 1, 2024, with a phase-in period requiring shipping companies to surrender 40% of their 2024 emissions in 2025; 70% of their 2025 emissions in 2026; and 100% of their 2026 emissions in 2027. Compliance with the maritime EU ETS may result in additional compliance and administration costs. These or other developments may lead to environmental taxation affecting less energy efficient vessels, reduce their trade and competitiveness and make certain vessels in our fleet obsolete, which may have a material adverse effect on our business, financial condition and results of operations. See “Business-Environmental and Other Regulations” for more information.

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

While we do not bear the cost of fuel or bunkers under time and bareboat charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including Iran’s strikes on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and effective closure of the Strait of Hormuz, result in a sharp increase in the cost of fuel Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, on January 1, 2020, the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with sulfur oxide (“SOx”) exhaust gas cleaning systems (“scrubbers”) under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI entered into force. Our vessels are not retrofitted with scrubbers and need to use this low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel increases, or if low sulfur fuel is not available at ports on certain trading routes, this may adversely affect our expenses for vessels operating in the sport market and the competitiveness of our vessels. See “—Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs, and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.” In addition, this may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

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

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine, which may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Continuing conflicts, instability and other recent developments in Ukraine, the Middle East and elsewhere, including attacks in recent years involving vessels and vessel seizures for example in the Strait of Hormuz and off the coast of Gibraltar, the attack on an Iranian tanker near the Saudi Arabian port city of Jeddah and in Syria and Afghanistan, may lead to additional acts of terrorism or armed conflict around the world, and our vessels may face higher risks of being attacked or detained, or shipping routes transited by our vessels, such as the Strait of Hormuz or the Black Sea, may be otherwise disrupted. Acts of terrorism may increase with the continuing conflicts in the Middle East and North Africa, and therefore our vessels may face higher risks of being attacked. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. If certain shipping lanes were to close it could adversely affect the availability of, and the demand for crude oil and petroleum products. In particular, the recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including Iran’s strikes against energy infrastructure in other countries in the Middle East, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Russia, Iran and North Korea. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

As of April 15, 2026, nine of our vessels were operating in the spot market. We may employ more vessels on time and bareboat charters in the future, and to the extent we employ our vessels on time and bareboat charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time or bareboat charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates. Conversely, spot rates are volatile and cyclical and may decline substantially.

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

As of April 15, 2026 all of our vessels were employed in the spot market or on time charters expiring from April 2026 up to September 2027.We are exposed to prevailing charter rates in the product tanker, crude tanker and drybulk carrier sectors, including with respect to our vessels operating in the spot market and when our vessels’ existing time charters expire, and to the extent the counterparties to our fixed-rate time charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

We depend upon a few significant customers for our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of charterers. For the year ended December 31, 2023 we had one customer from which we derived 21% of our revenues, for the year ended December 31, 2024 we had two customers from which we derived 21% of our revenues, and for the year ended December 31, 2025, we had two customers from which we derived 31% of our revenues. We anticipate a limited number of customers will continue to represent significant amounts of our revenue. If these customers cease doing business or do not fulfill their obligations under the charters of our vessels, due to financial pressure on these customers or otherwise, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced tankers and drybulk carriers have been built since our vessels, which have an average age of 16.0 years as of April 15, 2026, were constructed and tankers and drybulk carriers with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers.

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

Our fleet’s average age, which was approximately 16.0 years, as of April 15, 2026, with our tankers having an average age of 17.7 years and our drybulk carriers having an average age of 14.7 years, which is above the average age of the global tanker fleet and the average age of the global drybulk carrier fleet, respectively. As our vessels age we may have difficulty competing with younger, more technologically advanced vessels for charters from oil majors and other top-tier charterers. In general, the costs to maintain a tanker or drybulk carrier in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed tankers or drybulk carriers, as applicable, due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly oil majors and other top tier charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 15, 2026, the vessels in our fleet had an average age of approximately 16.0 years, with our tankers having an average age of 17.7 years and our drybulk carriers having an average age of 14.7 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

Any future financing arrangements may contain restrictive covenants that may limit our liquidity and corporate activities.

As of December 31, 2025 and the date of this report, we did not have any outstanding bank debt. Secured bank debt is common in the shipping industry, however, and we may incur indebtedness in connection with any further expansion of our fleet or the financing of existing vessels. We expect our future financing arrangements may impose operating and financial restrictions on us. These restrictions may limit our ability to:

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

As of December 31, 2025 and the date of this report, we did not have any outstanding bank debt. We may, however, incur indebtedness in connection with any further expansion of our fleet or the financing of existing vessels. This increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. In addition, dividend payments on our Series A Preferred Stock will reduce cash available for growth of our fleet, working capital and dividends, if any, on our common stock. If we incur debt in the future, we would have to dedicate a portion of our cash flow from operations to pay the principal and interest on such future debt. Additionally, any increases in interest rate levels, which have in the last couple of years increased significantly from historically low levels, may increase the cost of servicing any potential future indebtedness we incur with similar results. These payments would limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service any such debt could lead to acceleration of such debt and foreclosure on our fleet. Moreover, carrying secured indebtedness would expose us to increased risks if the demand for oil, oil-related or drybulk marine transportation decreases and charter rates and vessel values are adversely affected.

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

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During 2023, 2024 and 2025, we experienced moderate inflationary cost increases in vessel operating expenses mainly in spares, stores and maintenance costs. In 2023 our main cost driver was the average increase of our fleet by approximately three vessels, while in 2024 our fleet increased by two more vessels thus leading to increased costs of operations and, in 2025, we expanded our fleet on the water by eight vessels, which fleet growth increased our operating costs. In an intense inflationary environment and depending on the tanker and drybulk industries’ specific conditions and market cycles, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. See “Item 5. Operating and Financial Review and Prospects—Inflation.”

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

In addition to our management contract with Stealth Maritime, a company controlled by members of the Vafias family other than our Chief Executive Officer, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. For instance, we agreed to acquire an aggregate of twenty-four vessels from entities affiliated with the family of our Chief Executive Officer since 2022 and sold one vessel to C3is Inc. Stealth Maritime also contracts for the crewing of vessels in our fleet with Hellenic

Manning Overseas Inc., which is 25% owned by an affiliate of Stealth Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our shares, as well as our financial position, results of operations and our future prospects.

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

Delays in the delivery of the four drybulk carriers and one tanker we have agreements to acquire, or any new-building or second-hand vessels we may agree to acquire in the future, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. Although this would delay our funding requirements for the installment payments to purchase these vessels, it would also delay our receipt of revenues under any charters we arrange for such vessels. The delivery of newbuilding vessels could be delayed, other than at our request, because of, among other things, work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities, health pandemics or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom we have arranged any charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 15, 2026, the average age of the vessels in our fleet was approximately 16.0 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

For example, in 2025 our tanker vessels made a total of 22 voyages while our drybulk carriers made a total of 13 voyages carrying cargoes originating in the Russian such as the ports of St. Petersburg and Ust-Luga and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay any outstanding indebtedness that may be secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, if ships managed by Stealth Maritime or Brave Maritime, including those not owned by us, and ships owned by an affiliated entity of Stealth Maritime or Brave Maritime, including StealthGas and C3is were deemed to have violated sanctions or other laws and regulations, we could face similar consequences, including an inability to charter, insure or sell our ships, if we, such affiliated entities or our ships are blacklisted by authorities.

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

If management identifies material weaknesses in our internal control over financial reporting or is otherwise unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting, and beginning with our annual report for the year ending December 31, 2026, an audit opinion of our auditors as to the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management or, as applicable, our auditors identify material weaknesses in our internal control over financial reporting or otherwise cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our shares.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We intend to treat, for purposes of the PFIC rules, any income that we derive from bareboat charters as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the U.S. Internal Revenue Service, or IRS, may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on any newbuilding contracts we may enter into and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

On the basis of the foregoing assumptions, we do not believe that we will be a PFIC for 2025. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2025. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2025 or a subsequent year.

In addition, although we do not believe that we will be a PFIC for 2025, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2025 or any future taxable year.

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

We became publicly traded on December 3, 2021, and there is currently no analyst covering the Company. The trading market for our common stock and Series A Preferred Stock will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

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

Our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants are speculative in nature.

Our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants do not confer any rights of common stock ownership on their holders, such as voting rights, but rather merely represent the right to acquire common stock at a fixed price. Specifically, holders of the Class A Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $18.75 per share, holders of the Class B Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $24.00 per share, holders of Class C Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $8.25 per share, holders of Class D Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $12.00 per share, holders of Class E Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $2.00 per share, holders of Class F Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $6.30 per share, and holders of Class G Warrants may acquire the common stock issuable upon the exercise of such warrants at an exercise price of $6.30 per share. Moreover, the market value of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants is uncertain and there can be no assurance that the market value of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants will equal or exceed their exercise price.

There is no public market for our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants and we do not expect one to develop.

There is presently no established public trading market for our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants and we do not expect a market to develop. In addition, we do not intend to apply to list our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants on any securities exchange or nationally recognized trading system, including the Nasdaq. Without an active market, the liquidity of our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants will be limited.

Holders of our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants will not have any rights of common stockholders until such Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants are exercised.

Our outstanding Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants do not confer any rights of common stock ownership on their holders, but rather merely represent the right to acquire common stock at a fixed price.

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

Our Series A Preferred Stock are subordinate to any future indebtedness. As of December 31, 2025 and the date of this report, we did not have any outstanding indebtedness, however, we may incur debt as we expand our fleet or finance existing vessels of our fleet. Any future agreements for indebtedness will restrict our ability to pay dividends on or redeem preferred shares if an event of default has occurred or is continuing, and may impose similar or greater restrictions on our ability to pay dividends or redeem our preferred shares. Our articles of incorporation authorize the issuance of up to 200,000,000 preferred shares in one or more classes or series. The issuance of additional preferred shares on a parity with or senior to our Series A Preferred Stock would dilute the interests of the holders of our Series A Preferred Stock, and any issuance of preferred shares senior to our Series A Preferred Stock or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series A Preferred Stock.

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

Item 4. Information on the Company

A. History and Development of the Company

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of April 15, 2026, we owned and operated a fleet of seven medium range (“MR”) refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, two suezmax tankers that carry crude oil, four handysize drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, five supramax drybulk carriers, two kamsarmax drybulk vessels and a post panamax drybulk carrier. The total cargo carrying capacity of our twenty-one vessel fleet is approximately 1,324,000 dwt. As of April 15, 2026, we had also contracted to acquire an additional four handysize drybulk carriers and a product tanker of 190,400 dwt aggregate capacity, which will increase the capacity of our fleet to 26 vessels with an aggregate capacity of 1.5 million dwt. We are managed by Stealth Maritime, a privately owned company controlled by the Vafias Group, which has been active in shipping for over 50 years and is controlled by the Vafias family, of which Harry Vafias, our Chief Executive Officer, is a member.

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

We agreed to acquire four tankers and two drybulk carriers in 2022, two drybulk carriers and two tankers in 2023, eight drybulk and one tanker in 2024 and six drybulk and one tanker in 2025 of which two drybulk carriers were delivered in January 2026 and April 2026 and the remaining four drybulk carriers and one tanker are scheduled to be delivered up until the end of the third quarter of 2026. We also sold an Aframax tanker in each of 2023 and 2024.

In addition, on June 21, 2023, we completed the spin-off (the “Spin-off”) of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $1.5131 per share (prior to adjustment for the C3is Inc. reverse stock split effected April 27, 2026).

Our principal executive offices are located at 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. Our telephone number from the United States is 011 30 210 625 0001. Our website address is www.imperialpetro.com. The information contained on or linked to from our website is not incorporated herein by reference.

Our company operates through a number of subsidiaries which directly own the vessels in our fleet. A list of our subsidiaries, including their respective jurisdiction of incorporation, as of April 15, 2026, all of which are wholly-owned by us is set forth in Exhibit 8 to this Annual Report on Form 20-F.

B. Business Overview

As of April 15, 2026, our fleet consists of (1) seven MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, (2) two suezmax tankers that carry crude oil, and (3) four handysize drybulk carriers, five supramax drybulk carriers, two kamsarmax drybulk vessels and one post panamax drybulk carrier which transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 15, 2026, we also had contracts to acquire an additional four drybulk carriers and one product tanker. Upon delivery of these contracted vessels, the total cargo carrying capacity of our combined 26-vessel fleet will be approximately 1.5 million dwt. Please see information in the section “Our Fleet”, below. During 2023, 2024 and 2025, our fleet had a fleet operational utilization of 75.1%, 78.3% and 87.5%, respectively, and we generated voyage revenues of $183.7 million, $147.5 million and $161.0 million, respectively.

Our business strategy is focused on carefully selecting the timing and the structure of our investments in vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Stealth Maritime.

Our Fleet

As of April 15, 2026, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Expiration of Charter(1)
Tankers
Magic Wand	2008	Korea	47,000	MR product tanker	Spot
Clean Thrasher	2008	Korea	47,000	MR product tanker	Time Charter	April 2026
Clean Sanctuary (ex. Falcon Maryam)	2009	Korea	46,000	MR product tanker	Spot
Aquadisiac	2008	Korea	51,000	MR product tanker	Spot
Clean Nirvana	2008	Korea	50,000	MR product tanker	Spot
Clean Justice	2011	Japan	46,000	MR product tanker	Time Charter	September 2027
Clean Imperial	2009	Korea	40,000	MR product tanker	Spot
Suez Enchanted	2007	Korea	160,000	Suezmax tanker	Spot
Suez Protopia(2)	2008	Korea	160,000	Suezmax tanker	Spot
Drybulk Carriers
Eco Wildfire	2013	Japan	33,000	Handysize drybulk	Time Charter	May 2026
Glorieuse	2012	Japan	38,000	Handysize drybulk	Spot
Neptulus	2012	Japan	33,000	Handysize drybulk	Time Charter	May 2026
Eco Crossfire	2012	Japan	33,000	Handysize drybulk	Spot
Supra Pasha	2012	Japan	56,000	Supramax drybulk	Time Charter	May 2026
Supra Monarch	2011	Japan	56,000	Supramax drybulk	Time Charter	May 2026
Supra Baron	2009	Japan	56,000	Supramax drybulk	Time Charter	April 2026
Supra Sovereign	2012	Japan	56,000	Supramax drybulk	Time Charter	May 2026
Supra Duke	2011	Japan	56,000	Supramax drybulk	Time Charter	April 2026
Eco Sikousis	2008	Japan	82,000	Kamsarmax drybulk	Time Charter	May 2026
Eco Czar	2009	Japan	82,000	Kamsarmax drybulk	Time Charter	July 2026
Post Marvel	2013	Japan	96,000	Post Panamax Drybulk	Time Charter	April 2026
Fleet Total (3)			1,324,000 dwt

(1)	Earliest date charters could expire.
(2)	As of date of this report, this vessel is off hire, due to hull damage that is expected to be covered by insurance, for a period that is expected to total 30-50 days.
(3)	We have agreements to acquire an additional four handysize drybulk carriers of 140,400 dwt aggregate capacity and a product tanker of 50,000 dwt capacity, with deliveries scheduled in 2026.

We intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We will deploy our fleet on a mix of period charters, including time charters which can last up to twelve years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions.

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

The term of our management agreement with Stealth Maritime will expire on December 31, 2026. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods.

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

Chartering of the Fleet

We, through Stealth Maritime, manage the employment of our fleet. We deploy our tankers and drybulk carriers on period charters, including time charters that can last up to several years, and spot market charters along with short-term time charters, which generally last from one to twelve months, subject to market conditions. Time charters are for a fixed period of time but could also occasionally include optional periods giving charterers the right to extend the charter. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers for our tankers include national, major and other independent energy companies and energy traders, and industrial users of those products. Principal charterers for our drybulk carriers include drybulk charterers, including major national and private industrial users, commodity producers and traders. For the years ended December 31, 2023, 2024 and 2025, we had one, two and two customers which accounted for 21%, 21% and 31%, respectively, of our total revenues. In addition, any vessels under bareboat charter may be sub-chartered to third parties.

The average age of our tankers is above the average age of the global tanker fleet and the average age of our drybulk carriers is slightly higher than the average age of the global drybulk carrier fleet, and as our vessels age we may have difficulty competing with younger, more technologically advanced tankers for charters from oil majors and other top-tier charterers and more technologically advanced drybulk carriers for charters from major industrial users, commodity producers and traders and other top-tier charterers. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because the oil majors, industrial users and commodity producers and traders and other top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from other charterers.

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

In November 2022, amendments to MARPOL Annex VI adopted by the IMO came into effect. These amendments require ships to improve their energy efficiency with a view to reducing their greenhouse gas emissions, with a particular focus on carbon emissions, both through changes in technical specifications as well as in modifications in vessels’ operational parameters. The USCG is working to implement the amended provisions of MARPOL Annex VI, chiefly through proposed rule 1625-AC78, which remains at the proposed rule stage since its original publication in October of 2022. The amended MARPOL provisions and the rules proposed by the USCG to implement them, in addition to any other new or more stringent air emission regulations which may be adopted, could require significant capital expenditures to retrofit vessels and could otherwise increase our investment and operating costs. As of April 15, 2026, all of our 26 vessels, including those we have agreements to acquire, have ballast water treatment systems installed. In 2026, from the whole of our fleet, including those vessels we have agreements to acquire, we will be drydocking fourteen vessels, six tankers and eight drybulk carriers.

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

In April 2025, during its 83rd session (MEPC 83), the International Maritime Organization (IMO) approved draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework, a landmark package requiring a global fuel standard and a greenhouse-gas pricing mechanism for ships over 5,000 GT (covering ~85% of international shipping emissions), based on a global fuel standard requiring ships to reduce their annual greenhouse gas fuel intensity (GFI) using a “Base Target” and a “Direct Compliance Target” at which ships would be eligible to earn “surplus units”, and requiring ships emitting above GFI thresholds to acquire remedial units to balance their deficit emissions. In October 2025, during the MEPC’s second extraordinary session (MEPC/ES.2, 14-17 Oct), IMO delegates voted to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026. As a result, the entry-into-force date has been pushed back. The earliest realistic implementation is now projected for March 2028, provided adoption occurs in October 2026 and is ratified according to IMO legislative timelines.

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

The operations of our product tankers are subject to compliance with the IMO’s International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk (the “IBC Code”) for chemical tankers built after July 1, 1986. The IBC Code includes ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Amendments to the IBC Code pertaining to revised international certificates of fitness for the carriage of dangerous goods entered into force in June 2014, and additional requirements regarding stability, tank purging, venting and inerting requirements entered into force in January 2016. Further amendments to the IBC Code entered into force on

January 1, 2021 including revisions to carriage requirements for products. Moreover, on June 10, 2022, the IMO adopted additional amendments to the IBC Code to reduce flooding risks. These amendments entered into force on July 1, 2024. We may need to make certain expenditures to comply with these amendments.

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

The European Parliament and the Council of the E.U. have adopted regulation 2015/757, European Monitoring, Reporting and Verification Regulation (the “EU-MRV”) on the monitoring, reporting and verification of CO2 emissions from maritime transport. It entered into force on July 1, 2015 and monitoring began January 1, 2018. The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases. Furthermore, as of January 1, 2018, our vessels began monitoring and reporting CO2 emissions pursuant to the IMO DCS regulation. On February 4, 2019, the European Commission tabled a proposal concerning the amendment of the EU-MRV. The main objective of the proposal was to amend the EU-MRV in order to take account of the new IMO DCS for fuel oil consumption of ships that was introduced by the IMO in

March 2018. As part of the IMO’s efforts to reduce GHG emissions from ships, an initial IMO GHG strategy envisaged a reduction in carbon intensity of international shipping (a 40 % reduction of average CO2 emissions per transport work by 2030 and a 70 % reduction by 2050, compared to 2008) and a 50 % reduction in total annual GHG emissions from international shipping by 2050, compared to 2008. In 2021, the United States announced its commitment to working with the IMO to adopt a goal of achieving zero emissions from international shipping by 2050; although the current U.S. administration opposed the draft proposals approved by the IMO in 2025, which ultimately resulted in IMO delegates voting to adjourn the formal adoption of the framework delaying it by one year due to lack of consensus postponing its final adoption until October 2026.

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

Hull and Machinery Insurance

We have in place Fleet Marine Hull and Machinery and Fleet War Risk insurance policies, providing cover for particular damage to the vessel, salvage and towage costs following a casualty as well as for vessel Actual or Constructive Total Loss, subject to a deductible of $75,000, $150,000 or $200,000 (depending on the ship) per incident.

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

The outbreak of COVID-19 severely affected the demand for crude oil and refined petroleum products in 2020 and 2021 as several major economies enforced lockdowns to contain the spread of the virus and mitigate the damage caused by the pandemic. The decline in trade was mainly led by a sharp decline in both crude oil and oil products trade following restrictions enforced by authorities in several major economies. In 2022, oil demand and trade improved significantly as Covid-19 restrictions were being eased out and longer haul routes started emerging as a result of the war in Ukraine. Specifically, in 2022, 3,369 million tons of crude oil, products and vegetable oils/chemicals were moved by sea. Of this, crude shipments constituted 1,967 million tons of cargo and products 1,032 million tons, with the balance made up of other bulk liquids, including vegetable oils, chemicals and associated products. Products trades have received a boost in the last decade as a result of developments in exploration and production activity in the

U.S. Horizontal drilling and hydraulic fracturing have triggered a shale oil revolution and rising crude oil production has also ensured the availability of cheaper feedstocks to local refineries. As a result, the U.S. has become a major net exporter of products. In 2025 U.S. global exports of crude oil were approximately 4 million barrels per day, marking a slight 3% decline from 2024 levels. In addition, in 2024 global US exports of clean products were about 6.6 million barrels per day and remained around the same levels in 2025. The U.S. is the biggest net exporter of crude oil and clean petroleum products, holding a global market share of approximately 9.5% and 13%, respectively.

In 2024 global crude oil demand hit a record of approximately 104.7 million barrels per day marking a slowdown of 1% compared to 2023. In 2025, global crude oil demand increased compared to 2024 by about 1.1 million barrels per day. Global crude oil supply in 2024 reached about 103.0 million barrels per day driven mostly by an increase in non- OPEC + production, while in 2025 global crude oil supply expanded further by about 2.7 million barrels per day.

In 2024 global demand for clean oil products reached approximately 102 million barrels per day marking a slight decline compared to previous years. In 2025 global demand for clean oil products marked an increase of about 830 thousand barrels per day. In addition, global supply for clean products marked a growth in 2024 reaching about 84.0 million barrels per day while increasing further in 2025 by about 700 thousand barrels per day.

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

Market cyclicality and trends

The international tanker shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Charter rates improved in the first half of 2020; before declining sharply in the second half of 2020 and remaining at low levels in 2021 and early 2022, before significantly improving in the second half of 2022 and remained at high levels for the majority of 2023. In 2024, tanker charter rates increased for the first half of the year and gradually decreased in the second half of 2024. In 2025, tanker charter rates remained at firm and steady levels in the first half of 2025. Since the third quarter of 2025 tanker charter rates have increased on the back of OPEC+ output increase and higher trading activity and remained strong until the end of 2025 while increasing sharply in early 2026 as a result of the Iran- U.S.- Israel war. Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Demand for vessels depends on the international trade of oil and refined petroleum products, including the availability of crude oil. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand, and are thus prone to more volatility.

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

Panamax. Panamax vessels have a carrying capacity of around 70,000 dwt. These vessels are designed to meet the physical restrictions of the Panama Canal locks (hence their name “Panamax” — the largest vessels able to transit the Panama Canal prior to its 2016 expansion, making them more versatile than larger vessels). These vessels carry coal, grains, and, to a lesser extent, minerals such as bauxite/alumina and phosphate rock. Panamax vessels with a carrying capacity above 70,00 dwt and up to about 100,000 dwt are referred to as post panamax drybulk vessels.

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

C. Organizational Structure

As of April 15, 2026, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

Imperial Petroleum Inc. was incorporated under the laws of the Republic of the Marshall Islands on May 14, 2021, by StealthGas Inc. to serve as the holding company of four subsidiaries, each owning one of the tanker vessels in our initial fleet, that it subsequently contributed to us in connection with the 2021 Spin-Off. On December 3, 2021, StealthGas distributed all of our outstanding shares of common stock and 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares to its stockholders, which completed our separation from StealthGas.

We are a provider of international seaborne transportation services to oil producers, refineries and commodities traders and producers, as well as industrial users of drybulk cargoes. As of April 15, 2026, we owned and operated a fleet of seven MR refined petroleum product tankers that carry refined petroleum products such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, two suezmax tankers that carry crude oil, four handysize drybulk carriers, five supramax drybulk carriers, two kamsarmax drybulk carriers, and one post panamax drybulk carrier, which transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. In addition, we have contracts to acquire an additional four handysize drybulk carriers and a product tanker. Upon delivery of these contracted vessels, the total cargo carrying capacity of our combined 26-vessel fleet will be approximately 1.5 million dwt.

We actively manage the deployment of our fleet on a mix of period charters, including time charters which can last multiple years, and spot market charters, which generally last from one to six months, according to our assessment of market conditions. Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment, although we have not employed any of our vessels under such arrangements to date. As of April 15, 2026, two of our four handysize drybulk vessels, all five of our supramax drybulk carriers, our two kamsarmax drybulk carriers and our post panamax carrier were operating under time charters of short duration. Two of our seven product tankers were under time charter employment concluding in April 2026 and September 2027, respectively, while our two suezmax tankers, our remaining five product tankers and the remaining two handysize drybulk vessels were operating in the spot market.

On June 21, 2023, we completed the Spin-off of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $1.5131 per share (prior to adjustment for the C3is Inc. reverse stock split effected April 27, 2026).

Vessels operating on period charters, principally time charters, provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, which may have a materially adverse impact on our overall financial performance.

As described below under “ —Results of Operations”, the mix of charters our vessels are deployed on, which affects our utilization, revenues, expenses and profitability, has differed in recent periods and over time we expect will continue to vary. In the year ended December 31, 2023, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 66.4%, time charter activity was 29.0%, while we had no bareboat activity. Our fleet total operational utilization for the year ended December 31, 2023 was 75.1%. In the year ended December 31, 2024, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 68.6%, time charter activity was 28.7%, while we had no bareboat activity. Our fleet total operational utilization for the year ended December 31, 2024 was 78.3%. In the year ended December 31, 2025, the percentage of our fleet’s total calendar days on which our vessels operated in the spot market was 33.8%, time charter activity was 65.2%, while we had no bareboat activity. Our fleet total operational utilization for the year ended December 31, 2025 was 87.5%.

Operating vessels in the spot market, can result in decreased utilization, revenues and profitability in weak charter markets, as compared to periods of stronger markets or employment on period charters entered into during more favorable market conditions. In general, with any improvement in market conditions we may seek to employ our vessels predominately in the spot market or on short term time charters to take advantage of higher charter rates, or on a higher percentage of period charters, principally time charters, if attractive rates become available.

Conditions in the crude oil and product tanker charter markets were favorable throughout the majority of 2023 and the first half of 2024. In the second half of 2024 the market slightly softened but rates remained well above historical averages. In 2025 rates for both clean and product tankers were strong particularly in the second half of the year. Drybulk charter rates, which were at high levels from late 2020 until the latter part of 2022, declined throughout most of 2023 and stabilized at moderate levels towards the end of 2023 and throughout 2024, marked a gradual improvement within 2025, while ended 2025 at strong levels compared to the prior year’s performance.

In general, with any improvement in market conditions we may seek to employ our vessels predominately in the spot market or on short term time charters to take advantage of higher charter rates, or on a higher percentage of period charters, principally time charters, if attractive rates become available.

Compared to operating in the spot market both time and bareboat period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for bareboat charters under which we are not responsible for voyage or operating expenses, while under time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the product tanker, crude oil tanker and drybulk carrier charter markets, as applicable, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the bareboat or time charters were entered into. We have not employed any of our vessels on bareboat charters in 2023, 2024 and 2025. See “ —Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels.

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

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expense that we record during that period. We agreed to acquire four vessels in 2023 one of which was sold to a third party, nine vessels in 2024 the majority of which were delivered to the Company in 2025 and seven vessels in 2025, two of which have already been delivered and the remaining five will be delivered up until the end of the third quarter of 2026, significantly increasing our fleet’s size and calendar days. We may also elect to sell vessels in our fleet from time to time, as did with respect to an aframax tanker in each of 2023 and 2024.

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

•

Cyclicality. As of April 15, 2026, we had twelve vessels operating under time charter contracts and nine vessels operating in the spot market. Two out of our four handysize drybulk carriers, all five of our supramax drybulk carriers, two of our kamsarmax drybulk carriers and our post panamax carrier were under time charter employment of short term duration while two of our product tankers were also under time charter employment expiring in April 2026 and September 2027, respectively. Tanker charter market rates have been strong since the second half of 2022, after remaining at low levels for most periods of prior years. This strength in market rates has been preserved since 2022 until recently driven mainly by geopolitical events such as the Russian – Ukraine ongoing war and most recently the US- Iran and Israel war, that have altered trade patterns to longer haul voyages. Conversely, drybulk charter rates, which were at high levels from late 2020 until the latter part of 2022, declined throughout most of 2023 and stabilized at moderate levels towards the end of 2023 and throughout 2024, and marked a gradual improvement within 2025 and ended 2025 at strong levels compared to the prior year’s performance. In the event of renewed weakness in the global economy, including as a result of the imposition of tariffs by the United Sates and other countries, inflation or otherwise, charter rates face significant downside risks, as a weaker global economy may lead to lower demand for the seaborne transport of refined petroleum products, crude oil or drybulk cargoes. In addition, war in the Middle East between Iran and the U.S. and Israel and the conflict in Ukraine are disrupting energy production and trade patterns, including shipping in the Black Sea, Persian Gulf and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain, particularly if it results in an economic downturn and reduced demand for oil. The easing of trade pattern disruptions due to international events, including Houthi attacks on vessels in the Red Sea and Gulf of Aden resulting in rerouting of vessels away from the Suez Canal, could also reduce resulting support for charter rates. In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil and petroleum products may be significantly constrained for some period of time. The resulting volatility in the market for crude oil and petroleum products and in the tanker charter markets, could result in lower tanker charter rates and adversely affect our business. The impact of the tariffs recently imposed by the U.S., and by China and other countries in response, remains uncertain; however, it could result in global economic weakness and recession, which may negatively impact demand for drybulk and crude oil cargoes and in turn our vessels and the charter hire rates they are able to earn.

On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced, which was subsequently extended. The impact of this temporary cease fire, including whether its duration will hold or be further extended, is uncertain including the extent to which it may affect conditions that have supported energy prices and high charter rates for tankers that had initially resulted after the outbreak of the war. As of the date of this annual report two of our drybulk vessels are awaiting for charterers instructions regarding transit in the area of the Strait of Hormuz.

The impact of the tariffs and other protectionist measures recently imposed by the U.S., and by China and other countries in response, remains uncertain; however, it could result in global economic weakness and recession, which may negatively impact demand for drybulk, crude oil and refined petroleum product cargoes and in turn our vessels and the charter hire rates they are able to earn.

•

Seasonality. As of April 15, 2026, we had two handysize drybulk vessels, five supramax drybulk carriers, two kamsarmax drybulk carriers, one post panamax carrier and two product tankers under time charter employment. The remaining two handysize drybulk carriers, five product tankers and two suezmax tankers of our fleet were operating in the spot market. At the end of these charters, seeking period or spot employment may expose us to seasonal changes. For instance, the tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, and drybulk markets are typically stronger in the spring months due to grain season in the Southern Hemisphere, autumn months due to coal inventories and weaker in winter months.

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

Below please see data regarding our fleet and average daily results for the years ended December 31, 2023, 2024 and 2025, which we use in analyzing our performance.

	Year Ended December 31,
Fleet Data	2023	2024	2025
Average number of vessels(1)	10.0	10.39	16.03
Total voyage days for fleet(2)	3,481	3,700	5,791
Total time charter days for fleet(3)	1,058	1,092	3,812
Total spot market days for fleet(4)	2,423	2,608	1,979
Total calendar days for fleet(5)	3,650	3,801	5,851
Fleet utilization(6)	95.4%	97.3%	99.0%
Fleet operational utilization(7)	75.1%	78.3%	87.5%

Average Daily Results	(In U.S. dollars per day per vessel)
Adjusted average charter rate(8)	34,816	25,799	19,272
Vessel operating expenses(9)	7,025	6,938	6,447
General and administrative expenses(10)	1,352	1,288	789
Management fees (11)	440	440	440
Total daily operating expenses(12)	8,377	8,226	7,236

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

(3)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
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

(8)

Average time charter equivalent daily rate is a measure of the average daily revenue performance of a vessel. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures, the most directly comparable GAAP measures to voyage revenues, assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Under bareboat charters, we are not responsible for either voyage expenses, unlike spot charters, or vessel operating expenses, unlike spot charters and time charters; TCE assists our investors to assess our financial performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance. Reconciliation of time charter equivalent revenues as reflected in the consolidated statements of comprehensive income and calculation of average time charter equivalent daily rate follow:

	2023	2024	2025
Voyage revenues	$183,725,820	$147,479,980	$161,004,306
Voyage expenses	$62,530,941	$52,024,890	$49,400,017
Charter equivalent revenues	$121,194,879	$95,455,090	$111,604,289
Total voyage days for fleet	3,481	3,700	5,791
Adjusted average charter rate	$34,816	$25,799	$19,272

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

We employ our vessels under time and spot charters. Bareboat charters provide for the charterer to bear the cost of operating the vessel and as such typically market rates for bareboat charters are lower than those for time charters. We have not employed any of our vessels on bareboat charters in 2023, 2024 and 2025. Vessels operating on period charters, principally time charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters.

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

Stealth Maritime receives a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement. As of April 15, 2026, we had nine vessels operating in the spot market.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses, also affects our financial results. In addition, the type of charter under which our vessels are employed (time or spot charter) also affects our operating expenses because we do not pay the operating expenses of vessels that we deploy on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

During each of the years ended December 31, 2023, 2024 and 2025, we paid Stealth Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

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

Inflation

Inflation has had only a moderate effect on our expenses in recent years, particularly in 2022 following the outbreak of Russian war against Ukraine and had a milder impact on our expenses in 2023, 2024 and 2025. In general, the pressure on energy prices brought upon by the Russian invasion in Ukraine has resulted in inflationary effects mainly on financing expenses, prior to the repayment of our debt in the first half of 2023, and operating expenses, as well as bunker costs for which we are responsible when our vessels operate in the spot market or are unemployed. Although these impacts were milder in 2023 than 2022 and subsided further in 2024 and in 2025, a resumption of increased inflationary pressures would increase our financing, operating voyage and administrative expenses further.

Depreciation and Dry docking

The carrying value of our vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessels, less accumulated depreciation and less any impairment. We depreciate our vessels on a straight-line basis, from the date they were originally built over their estimated useful lives, determined to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels which equals $350 per light weight ton. We expense costs associated with drydockings and special and intermediate surveys as incurred which may affect the volatility of our results. In 2023, we drydocked three MR product tankers, namely the Clean Thrasher, the Magic Wand and the Clean Nirvana, one Suezmax tanker, the Suez Protopia, and two drybulk handysize vessels, the Glorieuse and the Eco Wildfire, at a total cost of $6.6 million. In 2024, we drydocked two vessels, an aframax tanker, the Gstaad Grace II (ex. Stealth Haralambos), and a product tanker, the Clean Sanctuary, at a total cost of $1.7 million. In 2025, we drydocked one Suezmax tanker, the Suez Enchanted, and one Supramax Drybulk carrier, the Supra Pasha, at a total cost of $1.7 million. All of the aforementioned vessels that underwent drydocking, with the exception of Eco Wildfire and Suez Enchanted and Supra Pasha, were installed with ballast water treatment systems as part of their drydocking. The installation of the ballast water treatment systems is considered an improvement and the respective cost has been capitalized in the vessel cost. In 2026, from the whole of our fleet, including those vessels we have agreements to acquire, we anticipate that we will be drydocking fourteen vessels, six tankers and eight drybulk carriers.

Interest Expense and Finance Costs

As of December 31, 2025 and 2024, we did not have any outstanding bank debt. In the first half of 2023, we repaid $70 million of outstanding indebtedness under secured credit facilities. As of December 31, 2025, we had a financial liability of $129.5 million in total consideration relating to the purchase prices of seven contracted vessels, two of which have now been delivered to us with the remaining five expected to be delivered to us during the third quarter of 2026. The full purchase price of each vessel will become due on delivery of the vessel, with our option to pay for the vessel up to one year at the latest after the Memorandum of Agreement date, which dates fall in August 2026 for three vessels and December 2026 for four vessels.

We incurred interest expense under these credit facilities in the first half of 2023 and will incur interest expense under any new credit facilities we enter into to finance new acquisitions or existing vessels, as described in the “—Liquidity and Capital Resources” section below. We would also incur financing costs in connection with establishing those facilities, which would be deferred and amortized over the period of the facility, which we would also include in interest expense.

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of our vessels was considered to be an indicator of potential impairment as of December 31, 2025. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected cash flows were determined for the vessels by considering the revenues from existing charters for those vessels that have short- and long-term employment, and revenue estimates based on nine-year historical average rates (base rates) for periods for which there is no charter in place. With regards to operating expenses and the utilization rate, these were based on historical trends. Revenue estimates are highly subjective. We believe that the nine- year average historical average rates represent an appropriate estimation of the future revenue rates since they more accurately reflect the earnings capacity of our vessels and because they capture the volatility of the market as they include numerous market highs and lows. Furthermore, they are considered a fair estimate based on past experience.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

Sensitivity Analysis.

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2025 we also performed a sensitivity analysis related to the future cash flow estimates. Set forth below is an analysis, as of December 31, 2025, of the percentage difference between the current average rates for our fleet compared with the base rates used in the impairment test as described above, as well as an analysis of the impact on our impairment analysis if we were to utilize the most recent five-year and three- year historical average rates, which shows the number of vessels whose carrying value would not have been recovered and the related impairment charge. Based on the below, the current rates are close to the base rates used in the impairment test.

	Percentage difference between our actual average 2025 rates compared with the base rates	5-year historical average rate		3-year historical average rate
		No. of vessels	Amount ($ million)	No. of vessels	Amount ($ million)
Product Tankers	11.90%	—	—	—	—
Kamsarmax Drybulk Carriers	(24.05)%	—	—	—	—
Supramax Drybulk Carriers	(5.49)%	—	—	—	—
Handysize Drybulk Carriers	(13.62)%	—	—	—	—

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

Based on the carrying value of each of our vessels held for use as of December 31, 2025 and what we believe the charter-free market values of each of these vessels was as of these dates, thirteen of our owned vessels in the water had current carrying values above their market values (2024: four). We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $25.8 million (2024 $7.5 million). However, we believe that with respect to each of these thirteen vessels, we will recover their carrying values at the end of their useful lives, based on their undiscounted cash flows.

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

Results of Operations

Year ended December 31, 2025 compared to year ended December 31, 2024

The average number of vessels in our fleet was 16.03 for the year ended December 31, 2025 and 10.39 for the year ended December 31, 2024.

REVENUES—Revenues for the year ended December 31, 2025 were $161.0 million compared to $147.5 million for the year ended December 31, 2024, an increase of $13.5 million, primarily due to the increase in the average number of vessels following the expansion of our drybulk fleet. As of the end of 2025 we had ten drybulk vessels and our total fleet was 19 vessels while at the end of 2024 we had three drybulk vessels and our total fleet was 11 vessels. As of the end of 2025, daily spot market rates were approximately $28,000 and $93,000 for standard product tankers and for standard suezmax tankers, respectively, whereas as of the end of the same period of 2024 were approximately $22,000 and $30,000. Total calendar days for our fleet were 5,851 for the year ended December 31, 2025 compared to 3,801 for the year ended December 31, 2024. Of the total calendar days in 2025, 3,812 or 65.2% were time charter days and 1,979 or 33.8% were spot days. This compares to 1,092 or 28.7% time charter days and 2,608 or 68.6% spot days in 2024. Our fleet operational utilization was 87.5% and 78.3% for the years ended December 31, 2025 and December 31, 2024 respectively.

VOYAGE EXPENSES—Voyage expenses were $49.4 million for the year ended December 31, 2025 compared to $52.0 million for the year ended December 31, 2024. The $2.6 million decrease in voyage expenses is mainly attributed to a decrease in spot days by 24.1% as a result of a rise in time charter activity. Voyage expenses consisted largely of bunker costs amounting to $27.3 million for 2025, accounting for 55.2% of total voyage expenses. Voyage expenses also included port expenses of $12.9 million for the year ended December 31, 2025, corresponding to 26.1% of total voyage expenses, and commission to third parties of $2.6 million, equivalent to 5.3% of total voyage expenses for 2025. For the year ended December 31, 2024, voyage expenses included bunker charges of $35.1 million corresponding to 67.5% of total voyage expenses, port expenses of $10.7 million corresponding to 20.6% of total voyage expenses, and commission to third parties of $2.0 million corresponding to 3.8% of total voyage expenses.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $37.7 million for the year ended December 31, 2025 compared to $26.4 million for the year ended December 31, 2024, an increase of $11.3 million, or 42.8%. The increase in operating expenses was primarily due to the increase in the average size of our fleet increasing by 5.6 vessels.

DRY DOCKING COSTS—Dry docking costs were $1.7 million for each of the years ended December 31, 2025 and 2024. Dry docking costs for the year ended December 31, 2025 related to the dry docking of one suezmax tanker and one supramax drybulk carrier while during the year ended December 31, 2024 two of our tanker vessels underwent drydocking.

MANAGEMENT FEES—Management fees were $2.6 million for the year ended December 31, 2025 compared to $1.7 million for the year ended December 31, 2024, an increase of $0.9 million or 52.9%. The increase was due to the increase in the average size of our fleet by approximately 5.6 vessels. The daily management fees per vessel did not change during these periods and remained at $440 per day for vessels under time and spot charter.

GENERAL AND ADMINISTRATIVE EXPENSES—General and administrative expenses were $4.6 million for the year ended December 31, 2025, compared to $4.9 million for the year ended December 31, 2024, a decrease of $0.3 million or 6.1%. This change is mainly attributed to the decrease in stock-based compensation costs. The remaining unrecognized stock-based compensation cost relating to the 1,703,624 restricted shares granted under our equity compensation plan in 2023, 2024 and 2025, amounting to $1,895,715 as of December 31, 2025, is expected to be recognized over the remaining period of 1.1 years, according to the contractual terms of those non-vested share awards. The aggregate cash compensation to our officers in 2025 was $0.4 million and we expect such cash compensation to be approximately $0.4 million in 2026.

DEPRECIATION—Depreciation expenses for the year ended December 31, 2025 were $25.9 million while for the year ended December 31, 2024 depreciation expenses were $17.0 million. The $8.9 million increase in depreciation expenses is due to the increase in the average size of our fleet by approximately 5.6 vessels.

OTHER OPERATING INCOME—Other operating income for the year ended December 31, 2025 was $0.9 million and related to the accrued income of an insurance claim in connection with dry-docking repairs undertaken in prior years. This amount is expected to be collected within 2026. Other operating income for the year ended December 31, 2024 was $1.9 million and related to the collection of a claim in connection with repairs undertaken in prior years.

NET LOSS ON SALE OF VESSEL—Net loss on sale of vessel for the year ended December 31, 2025 was nil whereas net loss on sale of vessel for the year ended December 31, 2024 was a loss of $1.6 million and related to the sale of the Aframax tanker Gstaad Grace II to a third party.

INTEREST AND FINANCE COSTS— Interest and finance costs for the years ended December 31, 2025 and 2024 were $2.3 million and $0.4 million, respectively. The $2.3 million of costs for the year ended December 31, 2025 relate mainly to accrued interest expense – related party in connection with our last nine vessel acquisitions for which purchase agreement allowed vessels for repayment to take place within one year from purchase agreement. For accounting purposes, the outstanding balances payable on these nine vessels had to be allocated between principal and imputed interest up until vessel repayment, although no interest was contractually charged by the sellers. The final balances repaid in full within the twelve months of 2025, remained the same as the originally agreed purchase price. The $0.4 million of costs for the year ended December 31, 2024 relate mainly to accrued interest expense – related party in connection with the $14.0 million, part of the acquisition price of our bulk carrier, Neptulus, which was fully repaid in May 2025.

INTEREST INCOME— Interest income for the years ended December 31, 2025 and 2024 was $7.3 million and $8.3 million, respectively. The decrease is mainly attributed to the $1.6 million of accrued interest income – related party for the twelve months ended December 31, 2024, in connection with the $38.7 million of the sale price of the Aframax tanker Afrapearl II (ex. Stealth Berana). The balance was collected in July 2024, thus the balance for the twelve months ended December 31, 2025 was nil.

FOREIGN EXCHANGE (LOSS)/GAIN—for the year ended December 31, 2025 was a gain of $4.4 million as compared to a loss of $2.7 million for the year ended December 31, 2024. The $4.4 million foreign exchange gain for the year ended December 31, 2025 is mainly attributed to favorable exchange rate movements, reflecting an appreciation of the euro/U.S. dollar exchange rate, compared to a depreciation during the same period in 2024.

NET INCOME—As a result of the above factors, we recorded a net income of $50.0 million for the year ended December 31, 2025 compared to a net income of $50.2 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024 compared to the year ended December 31, 2023 please see “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 29, 2025, and incorporated herein by reference.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements included elsewhere in this report.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents including time deposits of $179.1 million. During the year ended December 31, 2025, we raised $60.0 million in gross proceeds, or $56.0 million in net proceeds, from public offerings of equity securities and $2.1 million from the exercises of Class E warrants, and in 2024 we raised $8.6 million in gross proceeds from the partial exercise of warrants issued in prior equity offerings.

Our principal sources of funds for our liquidity needs have been equity offerings and cash flows from operations, which we expect to continue to be components of the financing for further fleet growth. Potential additional sources of funds may include bank borrowings. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels, and fund working capital requirements. We did not sell any vessels in 2025. In July 2023, we sold an Aframax tanker to C3is Inc. for a consideration of $43 million, of which $4.3 million was received by us upon delivery of the vessel on July 14, 2023 and the balance was received in July 2024, and we sold a second Aframax tanker to a third party in 2024 for $42.0 million.

Our liquidity needs, as of December 31, 2025, primarily relate to funding expenses for operating our vessels, and payment of an aggregate of $129.5 million in total consideration for seven vessels that we had agreed to acquire, one of which was delivered in January 2026 and one in April 2026. The remaining five vessels have scheduled deliveries up until the end of the third quarter of 2026.

From these seven vessels, three drybulk carriers were agreed to be acquired on August 8, 2025, for a total consideration of $51.6 million, 10% of which will be payable by the Company in shares of common stock. The remaining cash consideration of $46.4 million will be paid no later than August 2026. The remaining four vessels, namely three drybulk carriers and a product tanker, were agreed to be acquired in December 2025 for an aggregate purchase price of $77.9 million of cash. This cash consideration will be paid no later than December 2026. We expect to fund these cash purchase considerations with cash on hand.

As of December 31, 2025, we had no outstanding bank debt.

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

In February 2026, our Board of Directors approved a share repurchase program and authorized the officers of the Company to repurchase, from time to time, up to $10,000,000 of the Company’s common stock. As of April 1, 2026, we had repurchased 535,079 shares of common stock for an aggregate amount of $2.2 million (excluding commissions) under this program.

Our contractual obligations as of December 31, 2025 were:

	Payments due by period (in thousands of U.S. dollars)
	Total	Less than 1 year (2026)	1-3 years (2027-2028)	3-5 years (2029-2030)
Management fees (1)	$20,436	$3,732	$8,352	$8,352
Vessel acquisition agreements	129,510	129,510	—	—
Executive fees	1,980	396	792	792

Total	$151,926	$133,638	$9,144	$9,144

(1)

This amount represents the aggregate daily management fees payable to Stealth Maritime. Based on our management agreement with Stealth Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet. The amount presented does not include brokerage commission of 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf payable to Stealth Maritime. The term of our management agreement with Stealth Maritime will expire in December 2026, but is extended on a year-to-year basis thereafter, unless six months’ written notice is provided prior to the expiration of the term or if a vessel is sold.

We have 795,878 shares of Series A Preferred Stock outstanding, which have a dividend rate of 8.75% per annum per $25.00 of liquidation preference per share, with respect to which we paid aggregate dividends of $1.7 million in each of the years ended December 31, 2025, 2024 and 2023.

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

Cash Flows

For the year ended December 31, 2025, we had a working capital surplus of $182.4 million.

Net cash provided by operating activities. Net cash provided by operating activities was $80.8 million for the year ended December 31, 2025, $77.7 million for the year ended December 31, 2024 and $79.5 million for the year ended December 31, 2023. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in the year ended December 31, 2025 compared to the year ended December 31, 2024 by $3.1 million, mainly due to the increase in our profitability excluding non- cash items of $4.0 million. Net cash provided by operating activities decreased in the year ended December 31, 2024 compared to the year ended December 31, 2023 by $1.8 million, mainly due to lower profitability offset by improved cash flow from working capital items such as trade receivables and related party liabilities.

Net cash provided by/(used in) investing activities. Net cash used in investing activities was $35.1 million for the year ended December 31, 2025 and $106.7 million for the year ended December 31, 2024, and net cash provided by investing activities was $12.3 million for the year ended December 31 2023. During the year ended December 31, 2025, payments of $1.7 million for vessel improvements occurred, we placed $318.1 million under time deposits and had $284.8 million of funds under time deposits matured during the year. During the year ended December 31, 2024, we generated $41.2 million of proceeds from the sale of an aframax vessel, deployed $74.7 million for vessel acquisitions, placed $259.6 million under time deposits and had $150.8 million of funds under time deposits maturing during the course for the year. We also had $35.7 million of proceeds received from repayment of seller financing in connection with the Aframax tanker we sold to C3is Inc. in 2023.

Net cash provided by/(used in) financing activities.

For the year ended December 31, 2025, cash outflows for financing activities amounted to $107.7 million. For the year ended December 31, 2024, cash inflows from financing activities were $4.8 million, while for the year ended December 31, 2023 cash outflows for financing activities amounted to $57.4 million.

During the year ended December 31, 2025, we raised $56.0 million in net proceeds from equity financings, $2.1 million from warrant exercises and $0.7 million from exercise of stock options, and paid dividends on our Series A Preferred Stock amounting to $1.7 million.

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

In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. Similarly, average MR tanker earnings stood at approximately $20,000 per day in the fourth quarter of 2019 before dropping to approximately $6,400 per day in the fourth quarter of 2020, $6,880 in the second quarter of 2021 and $7,847 in the fourth quarter of 2021. The geopolitical crisis between Russia and Ukraine has caused tanker charter rates to rise significantly. Indicatively, average

Aframax tanker earnings were $32,266 per day in the first quarter of 2022, and spiked to $82,810 per day in mid-March 2023 Similarly, average MR tanker earnings stood at $9,749 per day in the first quarter of 2022, and spiked to $31,489 per day in mid-March 2023. Ongoing geopolitical tensions such as the events in the Middle East which commenced in the fourth quarter of 2023 in conjunction with the Houthi attacks in the Red Sea created an upward pressure on rates which remained at high levels during the first half of 2024 and then gradual begun to decline in the second half of 2024 mostly due to the closing of West- East arbitrage and reduced refinery runs. In the first half of 2025 tanker rates remained at quite modest levels. In the beginning of the second half of 2025 tanker rates strengthened on the back of the brief Israel- Iran conflict which affected rates mostly in the Middle East region, OPEC+ unwinding production and US, EU and UK imposing further sanctions on tanker vessels involved in Russian oil trade.

Indicatively, by the end of year 2023 rates for aframax, suezmax and MR tankers had climbed to $55,000 per day, $60,400 per day and $33,000 per day. As of April 1, 2024, rates for aframax, suezmax and MR tankers were in the region of $46,000, $40,000 and $30,000, respectively. As of April 1, 2025, rates for aframax, suezmax and MR tankers were in the region of $36,000, $46,000 and $25,000, respectively. As of April 1, 2026, rates for aframax, suezmax and MR tankers were in the region of $228,000, $260,000 and $57,000, respectively. This sharp increase in charter rates in 2026 were the result of the war between Iran and the U.S. and Israel, and may not be sustained depending on the continuation of the war or its conclusion.

The ongoing war in Ukraine and the embargo imposed by the European Union to Russian crude oil and refined petroleum products along with the crisis in the Middle East are creating shifts in trade patterns, benefiting longer- haul routes and thus supporting tanker tonne-mile demand and tanker vessel charter rates. Specifically, crude tanker dwt demand is estimated to have increased by 6.7% in 2023, and product tanker demand is expected to have increased by around 10% in 2023 as demand for oil transportation recovers further, refinery capacity in key exporting regions further expands and Russia looks for alternative markets to outsource its refined petroleum products. Year 2024 started off on a very strong note with firm tanker demand however increased Iranian exports and slightly softer Chinese oil demand contributed to the closing of West- East arbitrage for crude oil into the summer and the second half of the year. In 2025 the market was still governed by the ongoing geopolitical tensions, the increase of output by OPEC+ and a gradual but steady growth in oil consumption. These factors positively affected the market particularly in the second half of the year.

Overall in 2024 demand for oil transportation was overall 0.8% higher year on year due to the increase in tonne mile distances. On the supply side, the crude tanker trading fleet is estimated to have increased by 2.0% in 2023 while the product tanker fleet is estimated to have increased by approximately 0.5%. For 2024 fleet growth for crude tankers was in the region of 0.3% while for product tankers fleet growth was somewhat higher in the region of 2%. As at the end of 2025 the orderbook for crude tankers was in the region of 17% while for the product tankers was at the region of 31%, in both categories though there is a significant portion of the existing fleet that is above twenty years of age.

In 2026, it is expected that geopolitical tensions that will mainly shape the market; For instance, a potential end of the Russian–Ukraine conflict could reopen European markets to Russian crude thus lessening long- haul voyages. On the other hand the recent escalation of the US- Iran and Israel conflict might lead to major trades disruptions if the Strait of Hormuz closes for a prolonged period. About 20% of the world’s oil supply moves through the Strait of Hormuz, so any disruption will be a major global shock and lead to a rise in energy prices causing uncertainty and volatility.

Drybulk Carriers

Over the course of 2022, the BDI registered a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. Since the start of the financial crisis in 2008 the performance of the BDI has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time.

Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of about 6.0% while the corresponding growth in tonne-mile demand for drybulk carriers grew by 4.2%, resulting in a drop of about 61% in the value of the BDI over the period. In 2022, the total size of the drybulk fleet in deadweight tons rose by about 2.8%, compared to a decline in tonne-mile demand of 1.8%, which resulted in a year over year drop of about 34% in the value of the BDI. According to preliminary industry estimates, the total size of the drybulk fleet is expected to have risen by about 1.9% in 2023, compared to tonne- mile demand growth of 2.2%. Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging between 965 and 3,369 in 2022. Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022, while it stood at 1,424 on March 10, 2023. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022, and a high of $33,333 per day on March 25, 2022. As at the end of 2023 spot rates for handysize drybulk carriers stood close to $11,800 per day while as at the end of March 1, 2024, rates had declined to approximately $11,200 per day. In the short term, the effect of the invasion of Ukraine has been mildly positive for the drybulk market, yet the overall longer-term effect on ton-mile demand is uncertain given that cargoes such as grains, coal and iron ore exported previously from Ukraine and Russia will need to be substituted by cargoes from different sources. Overall, the BDI declined significantly in the second half of 2022, which was attributed in part to the easing of port congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities, a trend which was expected to continue in 2023 but the Gaza war and the resulting upscaling of hostilities in Suez Canal at Gulf of Aden proved otherwise, pushing BDI to higher numbers, especially during the fourth quarter of 2023. The resultant condition of the two major Canals, Panama due to drafts and subsequent congestion and Suez because of Houthis hostilities pushed BDI to its high of 2023 during December 2023, climbing at 3,346 before stabilizing to 2,000, a figure still better than the rest of 2023. The BDI experienced notable fluctuations throughout 2024 and into early 2025. The highest point was on November 19, 2024, when the BDI reached 1,627 points, and the lowest point was on December 10, 2024, when the BDI fell to 1,156 points, marking a 15-month low at that time. As of April 15, 2025, the BDI stood at 1,263, having declined from 1,821 at April 1, 2024. Disruptions arising both from the Ukraine conflict and from recent vessel attacks in Red Sea compounded with tighter Panama Canal transit restrictions due to climate related issues, have provided support in ton-mile demand as many vessels have to divert towards longer-haul routes. Due to these reasons the second half of 2025 exerted positive momentum for the drybulk market. Iron ore volumes to China were strong supported by a drop in domestic iron ore output. In addition Guinean bauxite exports along with coal shipments to China marked an increase. Indicatively on June 1, 2025 the BDI index stood at 1,294 and as of December 31, 2025 the BDI index had increased to 2,014 creating a positive sentiment for 2026 drybulk sector performance.

The escalating trade wars resulting from the tariffs recently imposed by the U.S., and by China and other countries in response, could result in global economic weaknesses and recessions, which may negatively impact demand for dryblk cargoes and in turn our drybulk carriers and the charter hire rates they are able to earn.

In addition the recent conflict in the Middle East has affected the drybulk segment in terms of constraining and altering trade patterns but not to the extent that other markets such as the tanker segment have been affected.

See “Business—The Tanker Industry” and “Business—The Drybulk Carrier Industry.”

E. Critical Accounting Estimates

Please see “—Critical Accounting Estimates” above.

Item 6. Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following table sets forth, as of April 15, 2026, information for each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s current Term Expires
Harry N. Vafias	48	Chief Executive Officer, President and Class III Director	2021	2028
John Kostoyannis	59	Class II Director	2021	2026
George Xiradakis	61	Class I Director	2021	2027
Ifigeneia (Fenia) Sakellari	45	Interim Chief Financial Officer

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

John Kostoyannis has been a member of our Board of Directors since November 2021. He has also been a member of the Board of Directors of StealthGas since 2010 and of C3is Inc. since 2023, each of which is listed on Nasdaq. Mr. Kostoyannis is a Managing Director at Allied Shipbroking Inc., a leading shipbroking house in Greece, providing Sale and Purchase and Chartering services in the shipping industry. Before joining Allied Shipbroking, from 1991 until September 2001, Mr. Kostoyannis worked in several prominent shipbroking houses in London and Piraeus. He is a member of the Hellenic Shipbrokers Association. Mr. Kostoyannis graduated from the City of London Polytechnic in 1988 where he studied Shipping and Economics.

George Xiradakis has been a member of our Board of Directors since November 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller

Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He is currently a non-executive director of C3is Inc. and Rubico Inc., both of which are listed on Nasdaq, and has also been a Board Member of other US listed shipping companies.

Ifigeneia (Fenia) Sakellari is our Interim Chief Financial Officer. Ms. Sakellari has 19 years of experience in finance and had been a finance officer of StealthGas from 2015 until becoming our Interim Chief Financial Officer in 2023. Prior to this, Ms. Sakellari was employed for seven years with Piraeus Bank where she held positions in both its credit departments (corporate and project finance) and in its private equity investment arm. Ms. Sakellari holds a Bachelor Degree in Management Sciences from the London School of Economics and a Masters Degree in finance from SDA Bocconi.

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

We have no direct employees. The services of our Chief Executive Officer and Interim Chief Financial Officer are provided under the management agreement with Stealth Maritime. Stealth Maritime compensates each of these individuals for their services, in amounts approved by our Compensation Committee and Board of Directors, and we, in turn, reimburse Stealth Maritime for their compensation. The aggregate cash compensation to our officers that we reimbursed in 2023, 2024 and 2025 was $0.4 million, $0.4 million and $0.4 million, respectively, and we expect such cash compensation to be approximately $0.4 million in 2026.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “ —Equity Compensation Plan.” We recognized non-cash stock-based compensation expense of $2.4 million in 2023, $3.4 million in 2024 and $3.2 million in 2025, and had unrecognized non-cash stock-based compensation expense of $1,895,715 as of December 31, 2025, which we expect to recognize over a weighted average period of 1.1 years. Of these amounts of recognized non-cash stock-based compensation expense, $1.8 million in 2023, $2.9 million in 2024 and $2.5 million in 2025 related to restricted share or option awards to our executive officers and $0.01 million in 2023, $0.1 million in 2024 and $0.05 million in 2025 related to restricted share or option awards to our non-employee directors.

We have no service contracts with any of our directors that provide for benefits upon termination of employment.

C. Board Practices

We have three members on our board of directors. The board of directors may change the number of directors to not less than three, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The current term of our Class I director expires in 2027, the term of our Class II director expires in 2026 and the term of our Class III director expires in 2028.

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

We will provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of Investor Relations, c/o Harry Vafias, Imperial Petroleum Inc., 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. These documents are also available on our website at www.imperialpetro.com under the heading “Corporate Governance.”

To promote open discussion among the independent directors, our independent directors will meet in regularly scheduled executive sessions without participation of our Company’s management. Stockholders who wish to send communications on any topic to the Board of Directors or to the independent directors may do so by writing to Imperial Petroleum Inc., 331 Kifissias Avenue, Kifissia 14561 Athens, Greece.

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

As of December 31, 2025, 187 officers and 254 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

The 2024 Equity Plan replaced the 2021 Equity Plan, under which we will not grant any additional awards. In 2023 and 2024 we granted five awards under the 2021 Equity Plan and in 2025, we granted an aggregate of two awards under the 2024 Equity Plan. This includes grants of restricted shares to our Chief Executive Officer, in an aggregate amount of 1,337,550 shares, Interim Chief Financial Officer, our independent directors and employees of our manager providing services to us, including 164,737 restricted shares to Nikolas Vafias, the senior executive of our manager and father of our Chief Executive Officer. This also includes options to purchase 593,750, 25,000 and 12,500 shares of common stock granted to our Chief Executive Officer, Directors of our Board and Interim Chief Financial Officer, respectively, on October 30, 2023, each at an exercise price of $1.60 per share, the closing price of the Common Stock on October 30, 2023, and 50% of which vested on October 30,

2024 and 50% of which vested on October 30, 2025 and options to purchase 100,000, 10,000 and 1,000, shares of common stock granted to our Chief Executive Officer, Directors of our Board and Interim Chief Financial Officer, respectively, on April 12, 2024, each at an exercise price of $3.60 per share, which was the closing price of the Common Stock on April 12, 2024, and 50% of which vested on April 12, 2025 and 50% of which vested on April 12, 2026. Under the 2024 Equity Plan, on January 8, 2025 we have granted an aggregate of 391,600 restricted shares and options to acquire 312,500 shares of common stock, including grants to our Chief Executive Officer of 281,250 restricted shares, 50% of which vest on January 8, 2026 and 50% of which vest on January 8, 2027, subject to satisfaction of the time-based vesting terms, and options exercisable for 234,375 shares of common stock at an exercise price per share of $3.20, 50% of which options vest on January 8, 2026 and 50% of which options vest on January 8, 2027, subject to satisfaction of the time-based vesting terms. On August 8, 2025, we granted 431,894 restricted shares of common stock to our Chief Executive Officer, 50% of which vest on August 8, 2026 and 50% of which vest on August 8, 2027, subject to satisfaction of the time-based vesting terms, and options exercisable for 299,003 shares of common stock at an exercise price per share of $3.01, 50% of which options vest on August 8, 2026 and 50% of which options vest on August 8, 2027, subject to satisfaction of the time-based vesting terms.

Item 7. Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 15, 2026 by:

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

In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 15, 2026 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each stockholder is based on 45,213,658 outstanding shares of Common Stock and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares issued and outstanding as of April 15, 2026. As of April 15, 2026, we also had outstanding Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants, as described in “Item 10. Additional Information-A. Share Capital.”

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

	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Principal Stockholders
Flawless Management Inc.(1)	6,991,255	15.5%	148,030	18.6%
Arethusa Properties Ltd.(1)	3,307,452	7.3%	28,146	3.5%
Anson Funds Management LP(6)	4,359,759	9.6%
Executive Officers and Directors
Harry N. Vafias(1)(2)	13,643,773	30.1%	200,209	25.2%
John Kostoyannis(3)	31,469	*	235	*
George Xiradakis(4)	35,750	*	—	*
Ifigeneia (Fenia) Sakellari(5)	37,666	*	66	*
All executive officers and directors as a group (four persons)	13,748,658	30.3%	200,510	25.3%

*	Less than 1%.
(1)

According to Amendment No. 10 to Schedule 13D jointly filed with the SEC on December 3, 2025 by Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias, Harry N. Vafias has voting power and dispositive power with respect to the shares owned by Flawless Management Inc. and Arethusa Properties LTD.

(2)

Includes 167,187 shares acquirable pursuant to vested options, 117,187 with an exercise price per share of $3.20 and 50,000 with an exercise price per share of $3.60. Excludes options exercisable to acquire (i) 299,003 shares of Common Stock at an exercise price per share of $3.01, 50% of which options vest on August 8, 2026 and 50% of which options vest on August 8, 2027, subject to satisfaction of the time-based vesting terms, and (ii) 117,188 shares of Common Stock at an exercise price per share of $3.20, which options vest on January 8, 2027, subject to satisfaction of the time-based vesting terms. Harry N. Vafias also holds 16,000 shares of Series B Preferred Stock, each of which entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company.

(3)	Includes 15,500 vested stock options, 3,000 of which are exercisable at a price of $3.60 per share and 12,500 of which are exercisable at a price of $1.60 per share.
(4)	Includes 19,500 vested stock options, 7,000 of which are exercisable at a price of $3.60 per share and 12,500 of which are exercisable at a price of $1.60 per share.
(5)	Includes 13,500 vested stock options, 1,000 of which are exercisable at a price of $3.60 per share and 12,500 of which are exercisable at a price of $1.60 per share.
(6)	Based on Schedule 13G filed on February 17, 2026.

Our common stock and Series A Preferred Stock began regular-way trading on the Nasdaq Capital Market on December 6, 2021. As of April 15, 2026, we had approximately 37 common stockholders of record. Five of the common stockholders of record were located in the United States and held in the aggregate 35,341,117 shares of common stock representing approximately 77.3% of our outstanding shares of common stock. However, the five United States stockholders of record include CEDEFAST, which, as nominee for The Depository Trust Company, is the record holder of 35,337,998 shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Stealth Maritime also provides crew management services to certain of our vessels. The majority of these services have been subcontracted by Stealth Maritime to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Stealth Maritime. The Company pays to Stealth Maritime a fixed monthly fee of $2,500 per vessel for these crew management services, all of which fees are passed on to Hellenic Manning Overseas Inc. For the years ended December 31, 2023, 2024 and 2025, these crew management fees were, $0.3 million, $0.3 million and $0.5 million, respectively. As of April 15, 2026, all of our vessels were being manned by Hellenic Manning Overseas Inc., while for our Aframax tanker sold in July 2023 and for one of our product tankers, crewing services were provided by Bernard Shulte Management up until April 2023 and February 2023 respectively with a lumpsum monthly fee of $0.1 million. We are not responsible for crewing any vessels deployed on bareboat charters.

In the years ended December 31, 2023, 2024 and 2025, Stealth Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, and a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter, with respect to the vessels in our fleet. In addition, our manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period we are charged $500 for each additional day. We pay our manager, Stealth Maritime, a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Stealth Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

The above management fees for the years ended December 31, 2023, 2024 and 2025 were $1.6 million, $1.7 million and $2.6 million, respectively. We also paid $0.06 million, $0.02 million and $ 0.04 million, respectively, in the years ended December 31, 2023, 2024 and 2025 related to onboard supervision which were included in our operating expenses – related party. For the years ended December 31, 2023,2024 and 2025, total brokerage commissions of 1.25% amounted to $2.3 million, $1.9 million and $2.0 million, respectively, and in each period were included in voyage expenses – related party. For the years ended December 31, 2023, 2024 and 2025, commissions on vessels purchased/sold were $0.8 million, $1.3 million and $1.5 million.

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

The term of our management agreement with Stealth Maritime will expire on December 31, 2026 and will be extended on a year-to-year basis thereafter unless six-month written notice of termination is provided by either party prior to the expiration of the term.

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

Office Space

Stealth Maritime provided our office space to us without charge for the first year after the completion of the 2021 Spin-Off, and thereafter the lease rate was €5,000 per month until January 1, 2024, when the lease term ended. The lease rate for 2024 was €72,000 per year as per renewed contract effective from January 1, 2024 through January 1, 2026, which lease may be terminated by tenant upon eight weeks’ notice to landlord. The lease contract was renewed effective from January 1, 2026 through January 1, 2029 at a rate of € 96,000 per year.

Vessel Acquisitions

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

On September 20, 2024, we entered into agreements to acquire seven Japanese built drybulk carriers (5 supramaxes and 2 kamsarmaxes) for an aggregate purchase price of $129 million, from entities affiliated with Brave Maritime Corp Inc. One of the vessels was delivered to us on April 26, 2025 and the remaining six vessels were delivered to us in the third quarter of 2025. Brave Maritime is affiliated with members of the Vafias family. The transaction was approved by the Company’s audit committee comprised of independent directors. Pursuant to the terms of the purchase agreements the Company has the right to pay the purchase price for the vessels up to one year after the date of the purchase agreement.

On August 8, 2025, we entered into agreements to acquire three Japanese-built drybulk carriers for an aggregate purchase price of $51.6 million, 10% of which is payable by the Company by issuing shares of common stock, valued at the 30-day VWAP through the date of the acquisition agreement, from entities affiliated with Brave Maritime Corp Inc. One of the vessels was delivered to us in January 2026 and one in April 2026 while the third vessel is expected to be delivered to us up until the end of the third quarter of 2026. The transaction with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company, which obtained independent valuations of the vessels.

On December 15, 2025, we entered into agreements to acquire one South Korean-built, in 2010, product tanker with 50,000 dwt capacity, for a purchase price of $20.65 million and three Japanese-built handysize drybulk carriers, two in 2016 and one in 2015, with a total capacity of approximately 105,000 dwt, for an aggregate purchase price of $57.26 million, from entities affiliated with Brave Maritime Corp Inc. The transactions with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company, which obtained independent valuations of the vessels. The vessels are expected to be delivered during the third quarter of 2026.

Vessel Sale to C3is Inc.

On July 7, 2023, we entered into a memorandum of agreement for the disposal of the vessel Stealth Berana to C3is Inc., in which we hold an interest through Series A Convertible Preferred Stock, for $43,000,000. The vessel was delivered to her new owners in July 2023. Payment of 10% of the purchase price was effected at the time of delivery, with the remaining balance due no later than one year after delivery of the vessel, which took place on July 14, 2023. The remaining balance bore interest at an implicit rate of 8.1% per annum for accounting purposes and was paid in July 2024.

Spin-off of C3is Inc.

On June 21, 2023, we completed the Spin-off of our previously wholly-owned subsidiary, C3is Inc., the holding company for two drybulk carriers, the Eco Angelbay and the Eco Bushfire, with an aggregate capacity of 64,000 dwt. Imperial Petroleum stockholders and warrantholders received one C3is common share for every eight shares of Imperial Petroleum’s common stock owned, or in the case of holders of Imperial Petroleum’s outstanding Warrants that they have the right to purchase pursuant to Warrants owned, at the close of business on June 13, 2023. We retain an interest in C3is Inc. through our ownership of Series A Convertible Preferred Stock of C3is Inc., with an aggregate liquidation preference of $15,000,000, which is currently convertible into common stock of C3is Inc., at a conversion price of $1.5131 per share (prior to adjustment for the C3is Inc. reverse stock split effected April 27, 2026).

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

Item 10. Additional Information

A. Share Capital

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of April 15, 2026, the Company had 50,000,620 shares of common stock issued and 45,213,658 shares of common stock outstanding, 795,878 shares of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock and 16,000 shares of Series B Preferred Stock issued and outstanding, as well as Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 3,166,666 shares of common stock at an exercise price of $2.00 per share, Class F Warrants to purchase up to 9,523,900 shares of common stock at an exercise price of $6.30 per share, Class G Warrants to purchase up to 9,523,900 shares of common stock at an exercise price of $6.30 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 114,999 shares of common stock at an exercise price of $30.00 per share and 139,393 shares of common stock at an exercise price of $10.3125 per share. We have also agreed to issue 1,652,046 shares of common stock by August 8, 2026, which constitutes a portion of the purchase price for three of our drybulk carriers pursuant to the memoranda of agreement for such vessels entered into in August 2025.

Common Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which there were 48,900,620 shares issued and 44,648,737 shares outstanding as of December 31, 2025 and 50,000,620 shares issued and 45,213,658 shares outstanding as of April 15, 2026. As of April 15, 2026, we also had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 3,166,666 shares of common stock at an exercise price of $2.00 per share, Class F Warrants to purchase up to 9,523,900 shares of common stock at an exercise price of $6.30 per share, Class G Warrants to purchase up to 9,523,900 shares of common stock at an exercise price of $6.30 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 114,999 shares of common stock at an exercise price of $30.00 per share and 139,393 shares of common stock at an exercise price of $10.3125 per share.

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

Warrants

General. As of April 15, 2026, we had outstanding Class A Warrants to purchase up to 2,867 shares of common stock at an exercise price of $18.75 per share, Class B Warrants to purchase up to 786,800 shares of common stock at an exercise price of $24.00 per share, Class C Warrants to purchase up to 1,347,267 shares of common stock at an exercise price of $8.25 per share, Class D Warrants to purchase up to 173,334 shares of common stock at an exercise price of $12.00 per share, Class E Warrants to purchase up to 3,166,666 shares of common stock at an exercise price of $2.00 per share, Class F Warrants to purchase up to 9,523,900 shares of common stock at an exercise price of $6.30 per share, Class G Warrants to purchase up to 9,523,900 shares of common stock at an exercise price of $6.30 per share, and underwriters warrants to purchase up to 36,800 shares of common stock at an exercise price of $20.625 per share, 114,999 shares of common stock at an exercise price of $30.00 per share and 139,393 shares of common stock at an exercise price of $10.3125 per share.

The following summary of certain terms and provisions of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the forms of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants, respectively, which are each filed as an exhibit to this Annual Report.

Exercisability. The Class A Warrants are exercisable at any time after their original issuance, of February 2, 2022, up to the date that is five years after their original issuance (February 2, 2027). The Class B Warrants are exercisable at any time after their original issuance, of March 23, 2022, up to the date that is five years after their original issuance (March 23, 2027). The Class C Warrants are exercisable at any time after their original issuance, of May 19, 2022, up to the date that is five years after their original issuance (May 19, 2027). The Class D Warrants are exercisable at any time after their original issuance, of June 15, 2022, up to the date that is five years after their original issuance (June 15, 2027). The Class E Warrants are exercisable at any time after their original issuance, of August 15, 2023, up to the date that is five years after their original issuance (August 15, 2028). The Class F Warrants and the Class G Warrants are exercisable at any time after their original issuance, of December 1, 2025, up to the date that is five years after their original issuance (December 1, 2030). The Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common stock underlying the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise. If a registration statement registering the issuance of the common stock underlying the Class A Warrants, Class B Warrants, Class C Warrants, Class E Warrants, Class F Warrants, Class G Warrants or the resale of the common stock underlying the Class D Warrants, under the Securities Act is not effective or available and, in the case of the Class A Warrants, Class B Warrants, Class C Warrants, Class E Warrants, Class F Warrants and Class G Warrants, an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the Class A Warrant, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G

Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of common stock determined according to the formula set forth in the Class A Warrant, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants. No fractional shares of common stock will be issued in connection with the exercise of a Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant, Class E Warrant, Class F Warrant or Class G Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation. A holder will not have the right to exercise any portion of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Class A warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Class A Warrants is $18.75 per share, upon exercise of the Class B Warrants is $24.00 per share, upon exercise of the Class C Warrants is $8.25 per share, upon exercise of the Class D Warrants is $12.00 per share, upon exercise of the Class E Warrants is $2.00 per share, upon exercise of the Class F Warrants is $6.30 per share and upon exercise of the Class G Warrants is $6.30 per share. The exercise price and number of shares of common stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

Transferability. Subject to applicable laws, the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants on any stock exchange. Without an active trading market, the liquidity of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants will be limited.

Rights as a Stockholder. Except as otherwise provided in the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants or by virtue of such holder’s ownership of our common stock, the holder of a Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants, Class E

Warrants, Class F Warrants and Class G Warrants, as applicable, in the event of certain fundamental transactions, the holders of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, respectively, on the date of consummation of such transaction.

Governing Law. The Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants and related warrant agency agreement, as applicable, are governed by New York law.

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

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 800,000 shares have been designated as Series A Preferred Stock, of which 795,878 shares of Series A Preferred Stock are outstanding as of December 31, 2025 and April 15, 2026; 16,000 shares have been designated as Series B Preferred Stock, all of which were outstanding as of December 31, 2025 and April 15, 2026. The undesignated authorized preferred stock may be issued in one or more series and our Board of Directors, without further approval from our stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our common stock. See “Description of Series A Preferred Stock” and “Description of Series B Preferred Stock” below.

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

References to “Imperial Petroleum Inc.,” “we,” “our” and “us” refer specifically to Imperial Petroleum Inc.

General

As of December 31, 2025, and April 15, 2026, there were 800,000 Series A Preferred Stock authorized, and 795,878 Series A Preferred Stock issued and outstanding. We may, without notice to or consent of the holders of the then-outstanding Series A Preferred Stock, authorize and issue additional Series A Preferred Stock as well as Parity Securities and Junior Securities and, subject to the further limitations described under “—Voting Rights”, Senior Securities.

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

On October 21, 2022, we issued 16,000 shares of our newly-designated Series B Preferred Stock, par value $0.01 per share. As of December 31, 2025 and April 15, 2026, there were 16,000 shares of Series B Preferred Stock authorized, and 16,000 shares of Series B Preferred Stock issued and outstanding.

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

Blank Check Preferred Stock.

Under the terms of our articles of incorporation, our Board of Directors has authority, without any further vote or action by our stockholders, to issue up to 200,000,000 shares of blank check preferred stock, of which

800,000 have been designated Series A Preferred Stock and of which 795,878 are issued and outstanding as of April 15, 2026 and 16,000 have been designated Series B Preferred Stock and of which 16,000 are issued and outstanding as of April 15, 2026. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

C. Material Contracts

We refer to “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party. We have entered into a management agreement with Stealth Maritime as described as described in “—Related Party Transactions – Management Arrangements” and memoranda of agreement for the acquisition of vessels from entities affiliated with Brave Maritime “—Related Party Transactions—Vessel Acquisitions.”

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

United States Federal Income Taxation of U.S. Holders

The following discussion regarding the material U.S. federal income tax consequences, subject to the limitations described below, to U.S. Holders (as defined below) of acquiring, and of owning and disposing, our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person.

As used herein, the term “U.S. Holder” means a beneficial owner of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.

This discussion does not purport to deal with the tax consequences of owning Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants.

If a partnership holds Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, you are encouraged to consult your tax advisor.

The foregoing treatment of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants are not binding on the IRS or the courts.

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

Exercise of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants Class F Warrants and Class G Warrants

A U.S. Holder should not recognize gain or loss on the exercise of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants and related receipt of common stock (unless cash is received in lieu of the issuance of a fractional shares of common stock). A U.S. Holder’s initial tax basis in the common stock received on the exercise of a Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants should be equal to the sum of (a) such U.S. Holder’s initial tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. If we were to become a PFIC, pursuant to proposed Treasury Regulations a U.S. Holder’s holding period for the common stock received will begin on the date on which such U.S. holder acquired its Class A Warrant, Class B Warrant, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants into common stock. The U.S. federal income tax treatment of a cashless exercise of warrants into common stock is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant, Class E Warrant, Class F Warrant or Class G Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants.

Disposition of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant, Class E Warrant, Class F Warrant or Class G Warrant in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant, Class E Warrant, Class F Warrant or Class G Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant, Class E Warrant, Class F Warrant or Class G Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants without Exercise

Upon the lapse or expiration of a Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant, Class E Warrant, Class F Warrant or Class G Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class A Warrant, Class B Warrant, Class C Warrant, Class D Warrant, Class E Warrant, Class F Warrant or Class G Warrant, respectively. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long-term capital loss if the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, or an adjustment to the exercise price of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, may be treated as a constructive distribution to a U.S. Holder of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants respectively, if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the stockholders). Adjustments to the exercise price of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants and Class G Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “Distributions” above).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants

in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, Imperial Petroleum will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, either:

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

Based on Imperial Petroleum’s anticipated operations and future projections, Imperial Petroleum does not believe that it is a PFIC for the taxable year ended December 31, 2025. Although there is no legal authority directly on point, and Imperial Petroleum is not relying upon an opinion of counsel on this issue, Imperial Petroleum’s belief is based principally on the position that, for purposes of determining whether Imperial Petroleum is a PFIC, the gross income Imperial Petroleum derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that Imperial Petroleum or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether Imperial Petroleum is a PFIC. Imperial Petroleum believes there is substantial legal authority supporting its position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with Imperial Petroleum’s position. In addition, although Imperial Petroleum intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of Imperial Petroleum’s operations will not change in the future.

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

In addition, if a U.S. Holder owns Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants and Imperial Petroleum is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to Imperial Petroleum common stock or Series A Preferred Stock (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of Imperial Petroleum’s ordinary earnings and of Imperial Petroleum’s net capital gain, if any, for Imperial Petroleum’s taxable year that ends with or within the taxable year of the Electing Holder. Imperial Petroleum’s net operating losses or net capital losses would not pass through to the Electing Holder and will not offset Imperial Petroleum’s ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock or Series A Preferred Stock). Distributions received from Imperial Petroleum by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of Imperial Petroleum’s ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock or Series A Preferred Stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in Imperial Petroleum common stock or Series A Preferred Stock, as applicable. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of Imperial Petroleum common stock or Series A Preferred Stock. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding Imperial Petroleum. If we were aware that we were to be treated as a PFIC for any taxable year, we currently expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common stock and Series A Preferred Stock. We may elect to provide such information on our website. A QEF election will not be available with respect to Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to Imperial Petroleum common stock or Series A Preferred Stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock or Series A Preferred Stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock or Series A Preferred Stock, respectively. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock or Series A Preferred Stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock or Series A Preferred Stock, as applicable. A U.S. Holder’s tax basis in his common stock and Series A Preferred Stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election. A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock or Series A Preferred Stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock or Series A Preferred Stock. A mark-to-market election will not be available with respect to the Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to Imperial Petroleum common stock, Series A Preferred Stock or is holding our Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F

Warrants or Class G Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants), and (ii) any gain realized on the sale or other disposition of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants.

Unearned Income Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants. U.S. Holders are encouraged to consult their own tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class F Warrants and Class G Warrants.

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

Sale, Exchange or Other Disposition of Common Stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, unless:

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

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock or Series A Preferred Stock, including dividends and the gain from the sale, exchange or other disposition of the common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

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

If a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the stockholder certifies that it is a non-U.S. person, under penalties of perjury, or the stockholder otherwise establishes an exemption. If a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the stockholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, unless Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Imperial Petroleum encourages each stockholder and warrant holder to consult with his, her or its own tax advisor as to particular tax consequences to it of acquiring, holding and disposing of Imperial Petroleum common stock, Series A Preferred Stock, Class A Warrants, Class B Warrants, Class C Warrants, Class D Warrants, Class E Warrants, Class F Warrants or Class G Warrants, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

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

Interest rate risk

We did not have any outstanding bank debt as of December 31, 2025. If, however, we again incur indebtedness in the future to finance our fleet, we would expect to be subject to market risks relating to changes in interest rates, because we would expect such loans to be floating rate debt on which we pay interest based on SOFR plus a margin. Currently we have, and during 2025 we had, no interest rate swap agreements outstanding.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 13.2% of our expenses in currencies other than U.S. dollars in 2025 (2024: 11.8%; 2023: 12.0%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 15, 2026, we have no payment obligations related to any building of vessels or capital commitments related to acquisition of second hand vessels agreed to be delivered and yet to be paid in currencies other than U.S. dollars.

We have not and do not intend to enter into foreign currency contracts for speculative purposes.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2025, management used the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2025 the Company’s internal control over financial reporting was effective.

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

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://www.imperialpetro.com. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Kifissia 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2025.

Item 16C. Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ended 2025, 2024 and 2023, acting as our independent auditor since our inception in 2021. All services provided by Deloitte were pre-approved by the Audit Committee. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2024 and 2025 and breaks down these amounts by the category of service (in thousands):

	2024	2025
Audit fees	$151	$236
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$151	$236

(1)	Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

(2)	Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2024 or 2025.

(3)	Tax Fees

Deloitte did not provide any tax services in 2024 or 2025.

(4)	All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2024 or 2025.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 9, 2026, we publicly announced that our Board of Directors had authorized the repurchase of up to $10,000,000 of shares of our common stock. As of April 1, 2026, 535,079 shares of common stock had been repurchased for an aggregate of $2.2 million (excluding commissions), with the average purchase price of $4.12 per share.

Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. The below table presents information about our stock repurchases from January 1, 2025 through April 1, 2026. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
February 11 to 20, 2026	251,625	3.70	251,625	9,071,020
March 6 to 23, 2026	283,454	4.49	535,079	7,799,541

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
The key individuals responsible for the overall assessment and day-to-day
management of material risks from cybersecurity threats include the Head of Information Technology and head of the legal function at our manager Stealth Maritime. Our manager’s current Head of IT at our manager possesses approximately 27 years of experience with information technology and cybersecurity risk management programs.

12
6

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

1
2
7

PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19. Exhibits

Number	Description

1.1	Restated Articles of Incorporation of the Company , as amended by Articles of Amendment, dated April 27, 2023, to Restated Articles of Incorporation (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F or the fiscal year ended December 31, 2023 filed with the SEC on April 12, 2024)

1.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

1.3	Statement of Designation of 8.75% Series A Cumulative Redeemable Perpetual Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

1.4	Statement of Designation of Series B Preferred Stock (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on October 21, 2022)

2.1	Description of Securities

4.1	Management Agreement between Imperial Petroleum Inc. and Stealth Maritime S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.2.1	Warrant Agency Agreement, dated February 2, 2022, between the Company and American Stock Transfer & Trust Company , LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.2.2	Warrant Agency Agreement, dated March 23, 2022, between the Company and American Stock Transfer & Trust Company , LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.2.3	Warrant Agency Agreement, dated May 19, 2022, between the Company and American Stock Transfer & Trust Company , LLC (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2022)

4.4	Form of Class B Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022)

4.5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

Number	Description

4.6	Form of Class D Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on June 13, 2022)

4.7	Form of Class E Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on August 15, 2023)

4.8	Form of Class F Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on December 1, 2025)

4.9	Form of Class G Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on December 1, 2025)

4.10	Representative’s Purchase Warrants (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022; Exhibit 4.5 to the Company’s Registration Statement on Form F-1 (File No. 333-263593) filed with the SEC on March 16, 2022; Exhibit 4.4 to the Company’s Report on Form 6-K filed with the SEC on March 23, 2022 and Exhibit 4.3 to the Company’s Report on Form 6-K filed with the SEC on May 19, 2022)

4.11	Memoranda of Agreement for acquisition of Drybulk Carriers and Product Tanker

4.12	2021 Equity Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-262264) filed with the SEC on January 20, 2022)

4.13	2024 Equity Compensation Plan (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F or the fiscal year ended December 31, 2023 filed with the SEC on April 12, 2024)

8	Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1 (File No. 333-260829) filed with the SEC on November 12, 2021)

11.2	Insider Trading Policy

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Certified Public Accountants S.A.

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F or the fiscal year ended December 31, 2023 filed with the SEC on April 12, 2024)

101.INS	Interactive Data File — The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

IMPERIAL PETROLEUM INC.

By:	/s/ Harry N. Vafias
Name:	Harry N. Vafias
Title:	President and Chief Executive Officer

Date: April 29, 2026

IMPERIAL PETROLEUM INC.
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Imperial Petroleum Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Imperial Petroleum Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
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
April 29, 2026
We have served as the Company’s auditor since 2021.

Imperial Petroleum Inc.
Consolidated balance sheets
(Expressed in United States dollars)

	As of December 31, 2024	As of December 31, 2025
Assets
Current assets
Cash and cash equivalents	67,783,531	5,771,505
Time deposits	138,948,481	173,282,440
Trade and other receivables	13,456,083	13,403,555
Other current assets (Note 12)	652,769	1,107,956
Claim receivables	—	479,488
Inventories	7,306,356	4,720,873
Advances and prepayments	250,562	245,014

Total current assets	228,397,782	199,010,831

Non current assets
Operating lease right-of-use asset	78,761	—
Vessels, net (Note 4)	208,230,018	335,406,781
Investment in related party (Note 3)	12,798,500	12,990,167

Total non current assets	221,107,279	348,396,948

Total assets	449,505,061	547,407,779

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	5,243,872	5,959,924
Payable to related parties (Note 3)	18,725,514	3,038,447
Accrued liabilities (Note 6)	3,370,020	4,195,986
Deferred income	1,419,226	3,399,325
Operating lease liability, current portion	78,761	—

Total current liabilities	28,837,393	16,593,682

Total liabilities	28,837,393	16,593,682

Commitments and contingencies (Note 16)
Stockholders’ equity
Capital stock, $0.01 par value, 2,000,000,000 authorized at December 31, 2024 and 2025, 38,275,518 issued and 34,023,635 shares outstanding at December 31, 2024 and 48,900,620 shares issued and 44,648,737 shares outstanding as at December 31, 2025 (Note 8)	382,755	489,006
Preferred stock, 200,000,000 authorized (Note 8)
Preferred stock, Series A, $0.01 par value, 800,000 preferred shares authorized, 795,878 preferred shares, issued and outstanding at December 31, 2024 and 2025 (Note 8)	7,959	7,959
Preferred stock, Series B, $0.01 par value, 16,000 preferred shares authorized, 16,000 preferred shares, issued and outstanding at December 31, 2024 and 2025 (Note 8)	160	160
Treasury stock 4,251,883 shares at December 31, 2024 and 2025, respectively with a par value of $0.01 per share (Note 8)	(8,390,225)	(8,390,225)
Additional paid-in capital (Note 8)	282,642,357	344,445,271
Retained earnings	146,024,662	194,261,926

Total stockholders’ equity	420,667,668	530,814,097

Total liabilities and stockholders’ equity	449,505,061	547,407,779

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of comprehensive income
(Expressed in United States dollars)

	For the years ended December 31,
	2023	2024	2025
Revenues
Revenues (Note 12)	183,725,820	147,479,980	161,004,306

Total revenues	183,725,820	147,479,980	161,004,306

Expenses / (income)
Voyage expenses	60,276,962	50,168,529	47,426,686
Voyage expenses – related party (Notes 3)	2,253,979	1,856,361	1,973,331
Vessels’ operating expenses (Note 13)	25,295,851	26,044,734	37,198,535
Vessels’ operating expenses – related party (Notes 3, 13)	346,583	328,000	523,000
Dry-docking costs	6,551,534	1,691,361	1,744,525
Management fees – related party (Note 3)	1,606,440	1,672,440	2,574,440
General and administrative expenses (including $465,176, $490,054 and $490,782 to related party) (Note 3)	4,934,468	4,894,070	4,615,373
Depreciation (Note 4)	15,629,116	16,991,900	25,930,557
Other operating income (Note 14)	—	(1,900,000)	(885,443)
Impairment loss (Note 1, 4)	8,996,023	—	—
Net gain on sale of vessel – related party (Note 3)	(8,182,777)	—	—
Net loss on sale of vessel (Note 4)	—	1,589,702	—

Total expenses, net	117,708,179	103,337,097	121,101,004

Income from operations	66,017,641	44,142,883	39,903,302

Other (expenses) / income
Interest and finance costs	(1,821,908)	(16,269)	(12,906)
Interest expense – related party (Note 3)	—	(382,051)	(2,311,041)
Interest income	4,470,396	6,668,877	7,258,348
Interest income – related party (Note 3)	1,363,360	1,636,640	—
Dividend income from related party (Note 3)	404,167	762,500	760,417
Foreign exchange gain / (loss)	700,346	(2,654,808)	4,380,127

Other income, net	5,116,361	6,014,889	10,074,945

Net income	71,134,002	50,157,772	49,978,247

Earnings per share attributable to common shareholders — basic (Note 11)	3.22	1.54	1.35

Earnings per share attributable to common shareholders — diluted (Note 11)	2.93	1.40	1.29

Weighted average number of shares, basic	18,601,539	29,933,920	34,499,909

Weighted average number of shares, diluted	22,933,671	33,010,419	36,230,221

The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of stockholders’ equity
(Expressed in United States dollars)

	Capital stock		Treasury stock		Preferred stock		Additional Paid-in Capital (Note 8)	(Accumulated Deficit)/ Retained Earnings
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)			Total
Balance, January 1, 2023*	12,972,358	129,724	—	—	811,878	8,119	252,912,550	28,604,125	281,654,518

Issuance of common stock (including the exercise of warrants) net of issuance costs	11,767,579	117,676	—	—	—	—	27,460,093	—	25,577,769
Stock repurchase	—	—	(3,444,536)	(5,885,727)	—	—	—	—	(5,885,727)
Warrants repurchase							(1,521,738)	—	(1,521,738)
Issuance of restricted shares and stock based compensation	1,585,311	15,853	—	—	—	—	2,419,002	—	2,434,855
Dividends declared on series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Dividends declared on Series C preferred shares ($28.06 per preferred share) (Note 9)	—	—	—	—	—	—	—	(389,271)	(389,271)
Conversion of Series C preferred shares (Note 9)	6,932,043	69,320	—	—	—	—	9,930,680	6,507,789	16,507,789
Deemed dividends declared on Series C preferred shares ($0.94 per preferred share) (Note 9)	—	—	—	—	—	—	—	(6,507,789)	(6,507,789)
Net Income	—	—	—	—	—	—	—	71,134,002	71,134,002
Distribution of net assets of C3is	—	—	—	—	—	—	(20,957,952)	—	(20,957,952)

Balance December 31, 2023*	33,257,291	332,573	(3,444,536)	(5,885,727)	811,878	8,119	270,242,635	97,607,873	362,305,473

Exercise of warrants	4,300,000	43,000	—	—	—	—	8,534,822	—	8,577,822
Stock repurchase	—	—	(807,347)	(2,504,498)	—	—	—	—	(2,504,498)
Issuance of restricted shares and stock based compensation	421,352	4,213	—	—	—	—	3,392,869	—	3,397,082
Dividends declared on Series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Net income	—	—	—	—	—	—	—	50,157,772	50,157,772
Exercise of stock options	296,875	2,969	—	—	—	—	472,031	—	475,000

Balance, December 31, 2024	38,275,518	382,755	(4,251,883)	(8,390,225)	811,878	8,119	282,642,357	146,024,662	420,667,668

Exercise of warrants	1,033,333	10,333	—	—	—	—	2,056,333	—	2,066,666
Issuance of common stock, net of issuance costs	8,423,900	84,239	—	—	—	—	55,915,610	—	55,999,849
Issuance of restricted shares and stock based compensation	820,994	8,210	—	—	—	—	3,179,440	—	3,187,650
Exercise of stock options	346,875	3,469	—	—	—	—	651,531	—	655,000
Dividends declared on series A preferred shares ($2.19 per preferred share)	—	—	—	—	—	—	—	(1,740,983)	(1,740,983)
Net income	—	—	—	—	—	—	—	49,978,247	49,978,247

Balance, December 31, 2025	48,900,620	489,006	(4,251,883)	(8,390,225)	811,878	8,119	344,445,271	194,261,926	530,814,097

*	Adjusted to reflect the reverse stock split effect on April 28, 2023 (see Note 1 and 8)
The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Consolidated statements of cash flows
(Expressed in United States dollars)

	For the years ended December 31,
	2023	2024	2025
Cash flows from operating activities:
Net income for the year	71,134,002	50,157,772	49,978,247
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,629,116	16,991,900	25,930,557
Amortization of deferred finance charges	474,039	—	—
Noncash lease expense	62,609	71,237	78,761
Shared based compensation	2,434,855	3,397,082	3,187,650
Impairment loss	8,996,023	—	—
Net gain on sale of vessel – related party	(8,182,777)	—	—
Net loss on sale of vessel	—	1,589,702	—
Unrealized foreign exchange (gain)/loss on time deposits	(426,040)	1,983,810	(967,751)
Dividends income from related party	(404,167)	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(6,477,912)	42,730	52,528
Other current assets	(62,771)	(349,996)	(455,187)
Claim receivables	—	—	(479,488)
Inventories	(1,908,513)	(15,233)	2,585,483
Changes in operating lease liabilities	(62,609)	(71,237)	(78,761)
Advances and prepayments	(181,990)	(88,625)	5,548
Due from related party	(2,940,967)	2,206,821	(191,667)
Increase/(decrease) in
Trade accounts payable	118,523	(2,173,926)	716,052
Due to related parties	—	3,091,759	(2,386,635)
Accrued liabilities	1,383,841	361,520	825,966
Deferred income	(54,903)	500,110	1,980,099

Net cash provided by operating activities	79,530,359	77,695,426	80,781,402

Cash flows from investing activities:
Dividends income received	241,667	—	—
Proceeds from sale of vessel, net	3,865,890	41,153,578	—
Payments for acquisition and capitalized expenses of vessels	(28,145,103)	(74,672,266)	(1,707,320)
Purchase of bank time deposits	(167,501,480)	(259,603,451)	(318,126,975)
Maturity of bank time deposits	203,827,710	150,770,970	284,760,767
Proceeds from seller financing	—	35,700,000	—

Net cash provided by/(used in) investing activities	12,288,684	(106,651,169)	(35,073,528)

Cash flows from financing activities:
Proceeds from exercise of stock options	—	475,000	655,000
Proceeds from equity offerings	29,070,586	—	60,000,570
Proceeds from warrants exercise	—	8,600,000	2,066,666
Stock issuance costs	(1,492,817)	—	(4,000,721)
Issuance costs on warrants exercise	—	(22,178)	—
Stock repurchase	(5,885,727)	(2,504,498)	—
Warrants repurchase	(1,521,738)	—	—
Dividends paid on preferred shares	(2,130,254)	(1,736,562)	(1,736,415)
Loan repayments	(70,438,500)	—	—
Repayment of seller and capital expenditures financing	—	—	(164,705,000)
Cash retained by C3is Inc. at spin off	(5,000,000)	—	—

Net cash (used in)/ provided by financing activities	(57,398,450)	4,811,762	(107,719,900)

Net increase/(decrease) in cash, cash equivalents	34,420,593	(24,143,981)	(62,012,026)
Cash, cash equivalents at the beginning of the year	57,506,919	91,927,512	67,783,531

Cash, cash equivalents at the end of the year	91,927,512	67,783,531	5,771,505

Supplemental cash flow information:
Interest paid	1,735,054	—	2,693,092
Non cash investing activity – Vessel improvements included in liabilities	859,320	—	—
Non cash investing and financing activity – Part payment of vessel acquisition through issuance of Series C Preferred Shares	10,000,000	—	—
Non cash investing activity – Dividend on Series A Perpetual Convertible Preferred shares included in investment in related party	162,500	162,500	354,167
Non cash investing activity – Vessel acquisition included in payable to related parties	—	13,305,000	—
Non cash investing activity – Seller financing included in receivables from related party	35,700,000	—	—
Non cash financing activity – Dividend on Series A Preferred Shares included in payable to related parties	—	4,421	8,989
Distribution of net assets of C3is Inc. to shareholders and warrant holders	20,957,952	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Imperial Petroleum Inc.
Notes to the consolidated financial statements
(Expressed in United States dollars)

1.	General Information and Basis of Presentation
Imperial Petroleum Inc. (“Imperial”) was formed by StealthGas Inc (the “former Parent Company”) on May 14, 2021 under the laws of the Republic of the Marshall Islands. Initial share capital of Imperial consisted of 33 common shares. StealthGas Inc. separated its crude and product tankers by transferring to Imperial its interest in 4 subsidiaries, Clean Power Inc., MR Roi Inc., King of Hearts Inc. and Tankpunk Inc. (the “Subsidiaries”), each owning one tanker. The transfer was completed on November 10, 2021 in exchange for 318,318 newly issued common shares and 795,878 Series A 8.75% Preferred Shares (the “Series A Preferred Shares”) in Imperial. On December 3, 2021, StealthGas Inc. distributed the 318,351 common shares and 795,878 8.75% Series A Preferred Shares (with a liquidation preference of $25.00 per share) in Imperial to holders of StealthGas Inc.’s common stock on a pro rata basis (the “2021
Spin-Off”).
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
At December 31, 2025, the Company’s fleet was comprised of 19 vessels consisting of 7 medium range (M.R.) type Product tankers, 2 Suezmax crude oil tankers, 3 Handysize drybulk carriers, 5 Supramax drybulk carriers and 2 Kamsarmax drybulk carriers providing worldwide marine transportation services under long, medium or short-term charters.

The Company’s vessels are managed by Stealth Maritime Corporation S.A. (the “Manager”), a company controlled by members of the family of the Company’s Chief Executive Officer. The Manager, a related party, was incorporated in Liberia and registered in Greece on May 17, 1999 under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. (Note 3).
At December 31, 2025, the Company held 100% interest in the below companies.

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary		Dead Weight Tonnage (“dwt”)	Acquisition Date	Disposal Date
Clean Power Inc.	5/2/2007	Magic Wand		47,000	9/1/2008	—
MR Roi Inc.	5/2/2007	Clean Thrasher		47,000	27/2/2008	—
King of Hearts Inc.	17/3/2008	Clean Sanctuary		46,000	14/7/2009	—
Nirvana Product Trading Inc	25/2/2022	Clean Nirvana		50,000	28/3/2022	—
Volume Jet Trading Inc.	25/2/2022	Clean Justice		46,000	31/5/2022	—
Intercontinental Crude and Product Enterprises Inc.	18/5/2022	Suez Enchanted		160,000	3/6/2022	—
Petroleum Trading and Shipping Inc.	21/4/2022	Suez Protopia		160,000	3/6/2022	—
Haven Exotic Trading Inc.	31/1/2023	Eco Wildfire		33,000	28/3/2023	—
Blue Oddysey International Inc.	31/1/2023	Glorieuse		38,000	27/3/2023	—
Aquatic Success International Inc.	6/9/2023	Aquadisiac		51,000	18/2/2024	—
Alpine Hydrocarbons Inc.	6/9/2023	Gstaad Grace II	*	113,000	28/2/2024	26/4/2024
Poseidonas Corporation Inc.	20/5/2024	Neptulus		33,000	24/8/2024	—
Imperial Petroleum Product Solutions Inc.	20/5/2024	Clean Imperial		40,000	10/1/2025	—
Artemisia Commodities Inc.	13/9/2024	Eco Sikousis		82,000	31/5/2025	—
Aurelia World Transports Inc.	13/9/2024	Eco Czar		82,000	14/6/2025	—
Guinevere Dry Cargoes Inc.	13/9/2024	Supra Duke		56,000	13/6/2025	—
Edrys Shipments Inc.	13/9/2024	Supra Baron		56,000	22/6/2025	—
Ophelia Grain Inc.	13/9/2024	Supra Sovereign		56,000	19/6/2025	—
Laurentia Bulk Inc.	13/9/2024	Supra Monarch		56,000	23/5/2025	—
Sapphira Wheat Inc.	13/9/2024	Supra Pasha		56,000	26/4/2025	—
Marvellous Iron Transport Inc.**	30/12/2025	—		—	—	—
Ancient Mythology Trading Inc.****	22/12/2025	—		—	—	—
Blackhawk Fire Industries Inc. ***	30/12/2025	—		—	—	—
Catharge Transports Inc. ****	30/12/2025	—		—	—	—
Out and About Grain and Wheat Inc. ****	22/12/2025	—		—	—	—
Panacea Potions Inc. ****	22/12/2025	—		—	—	—
Rider Petroleum Products Inc. ****	22/12/2025	—		—	—	—

*	The vessel Gstaad Grace II was sold on April 26, 2024 (Note 3) and the vessel owning company became dormant.
**	The Post Panamax bulker vessel “Post Marvel” owned by Marvellous Iron Transport Inc. was delivered to the Company on January 12, 2026 (Notes 3, 17)
***	The drybulk carrier vessel “Eco Crossfire” owned by Blackhawk Fire Industries Inc. was delivered to the Company on April 3, 2026 (Notes 3, 17)
****	Companies are associated with the acquisition of four drybulk carriers and one product tanker (Note 3).
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
During 2023, 2024 and 2025 one, two and two charterers, respectively, accounted for 10% or more of the Company’s revenues.

	Year ended December 31,
Charterer	2023	2024	2025
A	21%	—	—
B	—	10%	19%
C	—	11%	—
D	—	—	12%

2.	Significant Accounting Policies
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
assets.
Trade Receivables:
The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. The Company assesses collectability by reviewing trade receivables on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status. The Company also considers customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data. The Company assessed that any impairment of trade receivables arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, while all other receivables are assessed for expected credit losses under ASC 326. Under the simplified approach of ASC 326, the Company recognizes lifetime expected credit losses (“ECLs”) on receivables and the loss allowance is always equal to ECLs. With regards to operating lease receivables, ASC 842 requires lessors to evaluate the collectability of all lease payments. If collection of all operating lease payments, plus any amount necessary to satisfy a residual value guarantee, is not probable (either at lease commencement or after the commencement date), lease income is constrained to the lesser of cash collected or lease income reflected on a straight-line or another systematic basis, plus variable rent when it becomes accruable. No provision for doubtful accounts was required for the periods presented.
Claim Receivables:
Claim receivables are recorded on the accrual basis and represent the claimable expenses, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities.
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
Segment Reporting:
The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results of each type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of comprehensive income. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by revenue per day and operating results of the fleet and the CODM assesses performance for the vessel operations and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.
Accounting for Special Survey and
Dry-docking
Costs:
Special survey and
dry-docking
costs are expensed in the period incurred.
Accounting for Revenue and Related Expenses:
The Company generates revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters or voyage charters.
A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. Some of the Company’s time charters may also contain profit sharing provisions, under which the Company can realize additional revenues in the event that spot rates are higher than the base rates in these time charters. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases, because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Revenues from profit sharing arrangements in time charters are recognized in the period earned. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.
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
In November 2024, the FASB issued ASU
2024-03,
“Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. In January 2025, the FASB issued ASU
2025-01,
which clarifies the effective date of ASU
2024-03.
This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its financial statements.

In July 2025, the FASB issued ASU
2025-05,
“Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This standard clarifies the measurement of expected credit losses for accounts receivable and contract assets within its scope. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.
In December 2025, the FASB issued ASU
2025-11,
“Interim Reporting (Topic 270): Narrow-Scope Improvements.” The amendments clarify the applicability of Topic 270 to interim financial statements and notes prepared in accordance with GAAP, provide a comprehensive list of interim disclosure requirements and add a disclosure principle requiring disclosure of events and changes since the end of the most recent annual reporting period that have a material impact on the entity. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.
In December 2025, the FASB issued ASU
2025-12,
“Codification Improvements.” The amendments clarify, correct errors in, and make minor improvements to various topics in the FASB Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its cons olidat
ed financial statements and related disclosures.

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440 per vessel operating under a voyage or time charter (the “Management fees”) and a brokerage commission of 1.25% on freight, hire and demurrage per vessel (the “Brokerage commissions”), as per the management agreement between the Manager and the Company. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
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
On February 14, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of the vessels “Glorieuse” and “Eco Wildfire” for a total consideration of $35,500,000. The vessels were delivered to the Company on March 27, 2023 and March 28, 2023, respectively. The aggregate purchase price of $18,500,000 of the vessel Glorieuse comprised of $8,500,000 in cash and 13,875 Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) (Note 9).

On June 21, 2023, the Company completed the
Spin-off
(Note 1) and received
600,000
Series A Perpetual Convertible Preferred shares of C3is, having a liquidation preference of $
25
per share and a par value of $
0.01
per share. The Company is the holder of all of the issued and outstanding Series A Perpetual Convertible Preferred share of C3is (Note 1). The Series A Perpetual Convertible Preferred shares entitle the Company to a number of votes equal to the number of C3is common shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Perpetual Convertible Preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Perpetual Convertible Preferred shares, C3is’ common shares or otherwise) exceeding
49.99
% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. The Series A Perpetual Convertible Preferred are convertible into common stock of C3is at the Company’s option at any time and from time to time on or after the date that is the date
90
 days following the issuance date, at a conversion price equal to

%
of the VWAP of C3is common shares over the five consecutive trading day period commencing on the issuance date. The conversion price has been adjusted to the lowest price of issuance of common stock by C3is in any registered offering of common stock of C3is after the original issuance of Series A Perpetual Convertible Preferred shares. Furthermore, Imperial is entitled to receive cumulative cash dividends, at the annual rate of 5.00% on the stated amount of $25 per share, of the 600,000 Series A Perpetual Convertible Preferred shares, receivable quarterly in arrears on the 15 th
day of January, April, July and October in each year, subject to C3is’s Board of Directors approval. The Company recognized for the period from June 21, 2023 to December 31, 2023, the amount of $404,167 and in the years ended December 31, 2024 and 2025, the amounts of $762,500 and $760,417, respectively, which are presented in ‘Dividend income from related party’ in the accompanying consolidated statements of comprehensive income.
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
Investment in related party was initially measured at fair value which is deemed to be the cost and subsequently assessed for the existence of any observable market for the Series A Perpetual Convertible Preferred shares and any observable price changes for identical or similar investments as well as the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at December 31, 2024 and 2025.
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

As of December 31, 2024 and 2025, the aggregate value of investments in C3is amounted to $12,798,500 and $12,990,167, including $162,500 and $354,167 of accrued dividends, respectively, and are presented as ‘Investment in related party’ in the accompanying consolidated balance sheets. As of December 31, 2025, the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.
On July 7, 2023, the Company entered into a memorandum of agreement with C3is for the disposal of the vessel “Stealth Berana” for an aggregate consideration of $43,000,000. The vessel was delivered to her new owners on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was received in cash, while the remaining amount of $38,700,000 was received in July 2024 and had no stated interest. The Company’s receivable from C3is was recorded at its fair value of $35,700,000 (the “Remaining Selling Price”) on July 14, 2023. Since the collection of the remaining amount of $
38,700,000
depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $
3,000,000
, being the difference between the Remaining Selling Price of $
35,700,000
and the amount of $
38,700,000
, receivable in July 2024, was accounted for as interest income over the life of the receivable i.e. until July 2024. Interest income amounting to $
1,363,360
for the period from July 14, 2023, to December 31, 2023, $
1,636,640
and
nil
for the years ended December 31, 2024 and 2025, respectively, are included in “Interest income – related party” in the consolidated statements of comprehensive income. Net gain recognized from the sale of the vessel “Stealth Berana” amounted to $
8,182,777
is included in “Net gain on sale of vessel – related party” in the consolidated statement of comprehensive income for the year ended December 31, 2023.
On September 5, 2023, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of two tanker vessels for an aggregate purchase price of $71,000,000 (Note 4). No deposit was paid as of December 31, 2023. The vessels “Aquadisiac” and “Gstaad Grace II” were delivered to the Company on February 18 and 28, 2024, respectively.
On May 17, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of one handysize drybulk vessel and one product tanker vessel for purchase prices of $15,500,000 and $23,350,000, respectively. The handysize drybulk vessel “Neptulus” was delivered to the Company on August 24, 2024. 10% of the purchase price i.e. $1,550,000 was paid in cash, while the remaining amount of $13,950,000 was paid in April 2025 and had no stated interest. The vessel was recorded at its fair value of $14,700,000 as determined by an independent broker and the liability to related party was recorded at $13,150,000 (the “Remaining Purchase Price”) on August 24, 2024. Since the payment of the remaining amount of $13,950,000 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $800,000, being the difference between the Remaining Purchase Price of $13,150,000 and the amount of $13,950,000 which was paid in April 2025, was accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to nil, $382,051 and $417,949 for the years ended December 31, 2023, 2024 and 2025, respectively, are included in “Interest expense – related party” in the consolidated statements of comprehensive income.
The product tanker vessel “Clean Imperial” was delivered to the Company on January 10, 2025. Its purchase price of $23,350,000 and the amount of $622,145, representing 50% of the previous owners’ capitalized costs, covered by the new owners, was paid in April 2025, and had no stated interest. The vessel was recorded at its fair value of $23,550,000 as determined by an independent broker and the liability to related party was recorded at $23,550,000 (the “Purchase Price”) on January 10, 2025. Since the payment of the amount of $23,972,145 depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $422,145, being the difference between the Purchase Price of $23,550,000 and the amount of $23,972,145, which was paid in April 2025, was accounted for as interest expense over the life of the payable i.e. until April 2025. Interest expense amounting to nil, nil and $422,145 for the years ended December 31, 2023, 2024 and 2025, respectively, is included in “Interest expense – related parties” in the consolidated statement of comprehensive income.

On September 20, 2024, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of seven Japanese built bulkers for an aggregate purchase price of $
129,000,000
. The vessels were delivered to the Company during the second quarter of 2025. Their aggregate purchase price of $
129,000,000
and the amount of $
475,947
, representing
50
% of the previous owners’ capitalized costs, covered by the new owners, was paid
in the third quarter of 2025 and ha
d
no stated interest. The vessels were recorded at their fair values in the aggregate amount of $
128,005,000
as determined by an independent broker and the liability to related parties was recorded at $
128,005,000
(the “Purchase price”), upon all respective deliveries. Since the payment of the outstanding amount of $
129,475,947
depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $
1,470,947
,
being the difference between the Purchase price of $128,005,000 and the aggregate amount of $129,475,947, which was paid in the third quarter of 2025, was accounted for as interest expense over the life of the payable i.e. within third quarter 2025. Interest expense amounting to nil, nil and $1,470,947 for the years ended December 31, 2023, 2024 and 2025, respectively, is included in “Interest expense – related parties” in the consolidated statements of comprehensive income.
On August 8, 2025, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of three drybulk carriers for an aggregate purchase price of
$
51,600,000
,
10
%
of which is payable by the Company in shares of its common stock valued at the 30-day “volume weighted average price (“VWAP”)” through the date of the acquisition agreement. The first vessel, the post panamax “Post Marvel” was delivered to the Company on January 12, 2026 (Note 17), the second vessel, the drybulk carrier “Eco Crossfire” was delivered to the Company on April 3, 2026 (Note 17), while the third vessel is expected to be delivered in the third quarter of 2026.
On December 15, 2025, the Company entered into memoranda of agreement with companies affiliated with members of the family of the Company’s Chief Executive Officer for the acquisition of three handysize drybulk carriers and one product tanker for an aggregate purchase price of $77,910,000. The vessels are expected to be delivered to the Company during the third quarter of 2026.
The current account balance with Eco Dry Ventures Inc. at December 31, 2025 was nil (2024:$14,193,586). The liability as of December 31, 2024 related to the outstanding amount for the acquisition of the vessel “Neptulus” which included the Remaining Purchase Price, accrued interest of $382,051 and a payable of $661,535 relating to inventory on board the vessel.
The current account balance with the Manager at December 31, 2025 was a liability of $3,038,447 (2024: $4,531,928). The liability mainly represents payments made by the Manager on behalf of the Company.
The amounts charged by the Company’s related parties comprised the following:

		Year ended December 31,
	Location in statement of comprehensive income	2023	2024	2025
Management fees	Management fees – related party	1,606,440	1,672,440	2,574,440
Brokerage commissions	Voyage expenses – related party	2,253,979	1,856,361	1,973,331
Superintendent fees	Vessels’ operating expenses – related party	57,000	18,000	43,000
Crew management fees	Vessels’ operating expenses – related party	289,583	310,000	480,000
Executive compensation	General and administrative expenses	400,072	412,470	412,021
Commissions – vessels purchased	Vessels, net	355,000	865,000	1,523,500
Commissions – vessels sold	Net gain on sale of vessel – related party / Net loss on sale of vessel	430,000	420,000	—
Rental expense	General and administrative expenses	65,104	77,584	78,761

4.	Vessels, net
An analysis of vessels, net is as follows:

	Vessel Cost	Accumulated depreciation	Net book value
Balance as at January 1, 2024	292,065,147	(111,217,895)	180,847,252

Acquisitions and improvements	87,117,946	—	87,117,946
Disposal	(43,043,220)	299,940	(42,743,280)
Depreciation for the year	—	(16,991,900)	(16,991,900)

Balance as at December 31, 2024	336,139,873	(127,909,855)	208,230,018
Acquisitions and improvements	153,107,320	—	153,107,320
Depreciation for the year	—	(25,930,557)	(25,930,557)

Balance as at December 31, 2025	489,247,193	(153,840,412)	335,406,781
The additions during the year ended December 31, 2024, mainly relate to the acquisition of the vessels “Aquadisiac”, “Gstaad Grace II” and “Neptulus” (Note 3).
The disposal during the year ended December 31, 2024, relates to the sale of the vessel “Gstaad Grace II”. On April 17, 2024, the Company entered into a memorandum of agreement for the disposal of the vessel “Gstaad Grace II” to an unaffiliated third party for an aggregate consideration of $42,000,000. The vessel was delivered to her new owners on April 26, 2024. The Company realized an aggregate loss from the sale of this vessel of $1,589,702 which is included in the Company’s consolidated statement of comprehensive income under the caption “Net loss on sale of vessel” for the year ended December 31, 2024.
The additions during the year ended December 31, 2025, mainly relate to the acquisition of the vessels “Clean Imperial”, “Supra Monarch”, “Supra Pasha”, “Eco Sikousis”, “Supra Duke”, “Eco Czar”, “Supra Sovereign” and “Supra Baron” (Note 3).
As of December 31, 2024, and December 31, 2025, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As the undiscounted net operating cash flows, for the four vessels whose fair value was below their carrying value, as of December 31, 2024, exceeded each vessel’s carrying value, no impairment was recorded. As the undiscounted net operating cash flows, for the thirteen vessels whose fair value was below their carrying value, as of December 31, 2025, exceeded each vessel’s carrying value, no impairment was recorded for the year ended December 31, 2025.

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
Bank loan interest expense for the above loans for the years ended December 31, 2023, 2024 and 2025 amounted to $1,271,409, nil and nil, respectively. Interest expense is included in interest and finance costs in the consolidated statements of comprehensive income. For the years ended December 31, 2023, 2024 and 2025, the amortization of deferred financing charges amounted to $474,039, nil and nil, respectively, and is included in interest and finance costs in the consolidated statements of comprehensive income. The average interest rate (including the margin) on the above loans was 7.55% for the year ended December 31, 2023.

6.	Accrued Liabilities
Accrued liabilities consist of the following:

	As of December 31,
	2024	2025
Administrative expenses	78,592	171,552
Vessel operating and voyage expenses	3,291,428	4,024,434

Total	3,370,020	4,195,986

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, claim receivables, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities. The Company limits its credit risk with respect to trade receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade receivable. The Company places its cash and cash equivalents and time deposits with high credit quality financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions.
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
The carrying values of cash and cash equivalents, time deposits, claim receivables, trade and other receivables, trade accounts payable, balances with related parties and accrued liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

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

ii)	Equity Offerings – common stock and warrants
In the first quarter of 2022, the Company completed an underwritten public offering for 736,000 of its common stock and 11,040,000 Class A Warrants exercisable for 736,000 shares of common stock at an exercise price of $18.75 per share, including full exercise of the underwriter’s overallotment option. The Company also issued the underwriters of the offering 552,000 warrants (the “February 2022 Representative Purchase Warrants”), exercisable for 36,800 shares of common stock at an exercise price of $20.625 per share. The offering resulted in gross proceeds to the Company of $13,800,000. For the year ended December 31, 2025, no Class A warrants had been exercised (2024: nil, 2023: nil).
In March 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 2,874,997 units for $24 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class B Warrants to purchase one share of common stock at an exercise price of $24 per share. The Company also issued 1,724,998 warrants to the representative of the underwriters (the “March 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 115,000 shares of common stock at an exercise price of $30.00 per share. The offering resulted in gross proceeds to the Company of $68,999,920. In June 2022, several existing holders of Class B Warrants exercised 31,150,000 outstanding Class B Warrants to purchase an aggregate of 2,076,667 shares of common stock for cash, at an exercise price reduced by the Company from $24 per share to $10.5 per share, resulting in gross proceeds to the Company of $21,805,000. For the year ended December 31, 2025, no Class B and Class D warrants had been exercised (2024: nil, 2023: nil).
In May 2022, the Company completed an underwritten public offering, including the full exercise of the underwriter’s overallotment option, of 5,575,757 units for $8.25 per unit, each unit consisting of (i) one share of common stock of the Company and (ii) fifteen Class C Warrants to purchase one share of common stock at an exercise price of $8.25 per share. The Company also issued 2,090,909 warrants to the representative of the underwriters (the “May 2022 Representative Purchase Warrants”) to purchase up to an aggregate of 139,394 shares of common stock at an exercise price of $10.3125 per share. The offering resulted in gross proceeds to the Company of $45,999,999. For the year ended December 31, 2025, no Class C warrants had been exercised (2024: nil, 2023: nil).

In January 2023, February 2023 and March 2023, the Company completed a public offering of 3,287,062 shares of common stock resulting in gross proceeds of $12,095,255.
In August 2023, the Company completed an underwritten public offering of 8,499,999 units, each unit consisting of (i) one share of common stock of the Company at a price per share of $2.00 or one pre-funded
warrant exercisable for one share of common stock at a price per share of $1.99 and (ii) one Class E Warrant to purchase one share of common stock at an exercise price of $2.00 per share. The holders of the pre-funded
warrants were permitted to cashless exercise their warrants into common stock. As a result, 6,033,333 units were issued at a price per share of $2.00 and 2,447,184 were cashless exercised from the issued pre-funded
warrants at a price per warrant of $1.99. The offering resulted in gross proceeds to the Company of $16,975,331. For the year ended December 31, 2025, 1,033,333 of
Class E warrants had been exercised (2024: 4,300,000, 2023:
nil
) for aggregate gross proceeds

of $2,066,666.
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
In December 2025, the Company completed an underwritten public offering of (1) 8,423,900 units, each unit consisting of (i) one share of common stock of the Company, (ii) one Class F Warrant to purchase one share of common stock at an exercise price of $6.30 per share and (iii) one Class G Warrant to purchase one share of common stock at an exercise price of $6.30 and (2) 1,100,000 units, each unit consisting each consisting of (i) one pre-funded
warrant to purchase one share of common stock at an exercise price of $0.01 per share, (ii) one Class F Warrant and (iii) one Class G Warrant, at a purchase price of $6.29 per unit. The offering resulted in gross proceeds to the Company of $60,000,570. For the year ended December 31, 2025, no Class
F
 and Class G warrants had been exercised. The 1,100,000
pre-funded
warrants were exercised subsequently to December 31, 2025 by their holders, and 1,100,000 shares of common stock were issued in 2026.
As of December 31, 2025, the number of common shares that can potentially be issued under each outstanding class of warrants are:

Warrant class	Shares to be issued upon exercise of remaining warrants
Class A	2,867
Class B	786,800
Class C	1,347,267
Class D	173,334
Class E	3,166,666
Class F	9,523,900
Class G	9,523,900

Total	24,524,734

In addition, an aggregate of 291,194 additional common shares are potentially issuable upon exercise of the February 2022, March 2022 and May 2022 Representative Purchase Warrants.
The Company in its assessment for the accounting of the warrants issued during the years ended December 31, 2023, 2024 and 2025 has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.

iii)	Treasury stock
On September 7, 2023, the Company’s Board of Directors approved a stock repurchase plan for an amount of up to $10,000,000 to be used for repurchasing the Company’s common shares. For the year ended December 31, 2023, the Company completed the repurchase of 3,444,536 shares paying an average price per share of $1.71 and $5,885,727 in total. For the year ended December 31, 2024, the Company completed the repurchase of 807,347 shares paying an average price per share of $3.10 and $2,504,498 in total. For the year ended December 31, 2025, the Company did not repurchase any of its common shares. These shares are held as treasury stock by the Company.

iv)	Preferred Shares:
The table below presents a summary of preferred shares outstanding as of December 31, 2024 and 2025.

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
Aggregate dividends of $1,740,983, $1,736,562 and $1,736,415 were paid on the Company’s 795,878 Series A Preferred Shares ($0.1640625 per share) each of the years ended December 31, 2023, 2024 and 2025, respectively.
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
On February 17, 2023, the Company entered into a Share Purchase Agreement with Flawless Management Inc. and sold to Flawless Management Inc. 13,875 newly issued Series C Cumulative Convertible Perpetual Preferred Shares (“Series C Preferred Shares”) having a liquidation preference of one thousand dollars ($1,000) per share (“the Liquidation Preference”). The Series C Cumulative Convertible Perpetual Preferred Shares were used as a partial consideration for the acquisition of the Handysize drybulk carrier “Glorieuse” (Note 3) from an affiliated company.
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
VWAP, subject to adjustment from time to time, provided, that, the conversion price should not be less than $1.50. If the Company should, at any time or from time to time, pay a stock dividend or otherwise make a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split should be proportionately decreased and, conversely, if the Company should have, at any time or from time to time, effected a combination (including by means of a reverse stock split) of the outstanding shares of common stock the conversion price in effect before such combination should have been proportionately increased. Following the reverse stock split on April 28, 2023 (Note 1), the conversion price was adjusted to reflect the
1-for-15
reverse stock split.
The holder of the Series C Preferred Shares was entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to 5.00% per annum when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, were payable quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on July 15, 2023. Dividends on the Series C Preferred Shares were payable based on a
360-day
year consisting of twelve
30-day
months. The dividend rate of 5.00% per annum was not subject to adjustment. As of December 31, 2023, the Company paid dividends of $389,271 on the Company’s 13,875 Series C Preferred Shares to Flawless Management Inc.
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
In 2021 the Company’s shareholders and board of directors adopted an Equity Compensation Plan (“the Plan”) under which the Company’s employees, directors or other persons or entities providing significant services to the Company or its subsidiaries are eligible to receive awards including restricted stock, restricted stock units, unrestricted stock, bonus stock, performance stock, stock appreciation rights and options to purchase common stock. The Plan is administered by the Compensation Committee of the Company’s board of directors and the aggregate number of shares of common stock that may be issued with respect to awards granted under this Plan cannot exceed 10% of the number of shares of the Company’s common stock issued and outstanding at the time any award is granted. The Company’s Board of Directors may terminate the Plan at any time. For the year ended December 31, 2024, 426,253 restricted shares and 111,000 options to purchase common stock were granted under the Plan. (2023:
1,775,787
restricted shares and 631,250 options to purchase common stock).
In April 2024, the Company’s shareholders and board of directors adopted a 2024 Equity Compensation Plan (“the 2024 Equity Plan”) which replaced the Plan. The 2024 Equity Compensation Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 10% of the number of shares of common stock outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the equity incentive plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options,
non-qualified
stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. For the year ended December 31, 2025, a total of 823,494 restricted shares and 611,503 options to purchase common stock were granted under the 2024 Equity Plan.
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
On May 15, 2023, the Company granted 547,550 of
non-vested
restricted shares under the Plan to the Company’s CEO. The fair value of each share granted was $3.48 which is equal to the market value of the Company’s common stock on that day. 273,775 of the restricted shares vested on May 15, 2024 and the remaining 273,775 of the restricted shares vested on May 15, 2025.
On October 25, 2023, the Company granted 179,244 of
non-vested
restricted shares under the Plan to employees of the Manager. The fair value of each share granted was $1.59 which is equal to the market value of the Company’s common stock on that day. 89,622 of the restricted shares vested on October 25, 2024 and the remaining 89,622 of the restricted shares vested on October 25, 2025.
On October 30, 2023, the Company granted 578,125 of
non-vested
restricted shares under the Plan to the Company’s CEO, Interim CFO and non-executive
members of Board of Directors of the Company. The fair value of each share granted was $1.60 which is equal to the market value of the Company’s common stock on that day. 289,062 of the restricted shares vested on October 30, 2024 and the remaining 289,063 of the restricted shares vested on October 30, 2025.
On April 12, 2024, the Company granted 426,253 of
non-vested
restricted shares under the Plan to the Company’s CEO, Interim CFO, non-executive
members of the Board of Directors of the Company and employees of the Manager. The fair value of each share granted was $3.60 which is equal to the market value of the Company’s common stock on that day. 210,626 of the 213,126 restricted shares vested on April 12, 2025, 2,500 restricted shares forfeited, and the remaining 213,127 restricted shares vest on April 12, 2026.
On January 8, 2025, the Company granted 391,600 of
non-vested
restricted shares under the 2024 Equity Plan to the Company’s CEO and employees of the Manager. The fair value of each share granted was $3.20 which is equal to the market value of the Company’s common stock on that day. 195,800 of the restricted shares vest on January 8, 2026 and the remaining 195,800 of the restricted shares vest on January 8, 2027.
On August 8, 2025, the Company granted 431,894 of
non-vested
restricted shares under the 2024 Equity Plan to the Company’s CEO. The fair value of each share granted was $3.01 which is equal to the market value of the Company’s common stock on that day. 215,947 of the restricted shares vest on August 8, 2026 and the remaining 215,947 of the restricted shares vest on August 8, 2027.
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

The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends during the years ended December 31, 2023, 2024 and 2025.
The stock-based compensation expense for the years ended December 31, 2023, 2024 and 2025 amounted to $2,343,210, $2,756,027 and $2,322,615, respectively and is included in the consolidated statements of comprehensive income under the caption “General and administrative expenses”.
A summary of the status of
the Company’s non-vested restricted
shares as of 2023, 2024 and 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2023	190,476	5.25
Granted	1,585,311	2.42
Vested	(235,434)	(3.64)

Non-vested, December 31, 2023	1,540,353	2.58
Granted	426,253	3.60
Vested	(882,992)	(2.72)
Forfeited	(4,901)	(2.55)

Non-vested, December 31, 2024	1,078,713	2.87
Granted	823,494	3.10
Vested	(863,086)	(2.18)
Forfeited	(2,500)	(3.60)

Non-vested, December 31, 2025	1,036,621	3.63
The total fair value of shares vested during the year ended December 31, 2025, was $3,156,706.
The remaining unrecognized compensation cost relating to the shares granted amounting to $1,354,891 as of December 31, 2025, is expected to be recognized over the remaining weighted average period of 1.10 years, according to the contractual terms of those non-vested share
awards.
Options to purchase common shares
On October 30, 2023, the Company granted options to acquire up to 631,250 shares of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive
members of Board of Directors of the Company. 50% of these options vested on October 30, 2024 and the remaining 50% vested on October 30, 2025. These options expire on October 30, 2033. The fair value of each option granted was $1.14. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 81%; expected term of 5.75 years; risk-free interest rate of 5%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 6 years prior to the grant date.
On April 12, 2024, the Company granted options to acquire up to 111,000 of common stock under the Plan to the Company’s CEO, Interim CFO and non-executive
members of the Board of Directors of the Company. 50% of these options vested on April 12, 2025 and the remaining 50% vest on April 12, 2026. These options expire on April 12, 2034. The fair value of each option granted was $2.69. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 88.3%;

expected term of
5.75
 years; risk-free interest rate of
4.5
%.
The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.
On January
8
,
2025
, the Company granted options to acquire up to
312,500
of common stock under the
2024
Equity Plan to the Company’s CEO and employees of the Manager.
50
% of these options vest on January
8
,
2026
and the remaining
50
% vest on January
8
,
2027
. These options expire on January
8
,
2035
. The fair value of each option granted was $
1.95
. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of
63.7
%; expected term of
5.75
 years; risk-free interest rate of
4.4
%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately
7
years prior to the grant date.
On August 8, 2025, the Company granted options to acquire up to 299,003 of common stock under the 2024 Equity Plan to the Company’s CEO. 50% of these options vest on August 8, 2026 and the remaining 50% vest on August 8, 2027. These options expire on August 8, 2035. The fair value of each option granted was $1.70. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 57.9%; expected term of 5.75 years; risk-free interest rate of 3.8%. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility of the stock prices of various tanker shipping companies as calculated using historical data during approximately 7 years prior to the grant date.
A summary of the Company’s
non-vested stock
option activity and related information for the years ended December 31, 2023, 2024 and 2025, is as follows:

	December 31, 2025
	Option shares #	Weighted- Average Exercise Price $
Outstanding, January 1, 2023	—	—

Granted	631,250	1.60

Outstanding, December 31, 2023	631,250	1.60

Exercisable, December 31, 2023	—	—

Granted	111,000	3.60

Exercised	(296,875)	1.60

Outstanding, December 31, 2024	445,375	2.10

Exercisable, December 31, 2024	18,750	1.60

Granted	611,503	3.11
Exercised	(346,875)	1.89

Outstanding, December 31, 2025	710,003	3.07

Exercisable, December 31, 2025	43,000	1.86
No
 options vested during the year ended December 31, 2023. During the year ended December 31, 2024, 315,625 options vested of which 296,875 options were exercised. During the year ended December 31, 2025,
371,125
options vested of which 346,875 options were exercised. The remaining unrecognized compensation cost relating to the options granted amounting to $540,824 as of December 31, 2025, is expected to be recognized over the remaining period of 1.0 years, according to the contractual terms of those non-vested options.
The stock-based compensation expense for the vested and
non-vested options
for the years ended December
31
,
2023
,
2024
and
2025
amounted to $
91,645
, $
641,055
and $
865,035
respectively, and is included in the consolidated statements of comprehensive income under the caption “General and administrative expenses”.
As at December 31, 2025, the intrinsic value of outstanding stock options was $
0.55
per option.

11.	Earnings per share
All of the Company’s shares (including
non-vested
restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class
method of computing earnings per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested
restricted stock as well as undistributed earnings allocated to non vested stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class
method. The denominator of the basic earnings per common share excludes any non-vested
shares as such they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic earnings per common share includes the total shares issuable upon the exercise of the 1,100,000 pre-funded
warrants (Note 8), as the exercise of the
pre-funded
warrants is considered virtually certain. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31,
	2023		2024		2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income	71,134,002	71,134,002	50,157,772	50,157,772	49,978,247	49,978,247
Less: Cumulative dividends on preferred shares	(2,130,254)	(1,740,983)	(1,740,983)	(1,740,983)	(1,740,983)	(1,740,983)
Less: Deemed divided from conversion of the Series C Preferred Shares (Note 9)	(6,507,789)	—	—	—	—	—
Less: Undistributed earnings allocated to non-vested shares	(2,508,399)	(2,276,360)	(2,311,172)	(2,105,141)	(1,675,770)	(1,598,389)

Net income attributable to common shareholders	59,987,560	67,116,659	46,105,617	46,311,648	46,561,494	46,638,875
Denominator
Weighted average number of shares outstanding, basic	18,601,539	18,601,539	29,933,920	29,933,920	34,499,909	34,499,909

Options to purchase common shares (Note 10)	—	97,318	—	323,283	—	252,695
Warrants (Note 8)	—	—	—	2,753,216	—	1,477,617
Series C Preferred Shares (Note 9)	—	4,234,814	—	—	—	—

Effect of dilutive shares	—	4,332,132	—	3,076,499	—	1,730,312

Weighted average number of shares outstanding, diluted	—	22,933,671	—	33,010,419	—	36,230,221

Earnings per share	3.22	2.93	1.54	1.40	1.35	1.29
For 2025 the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 10) calculated using the treasury stock method which resulted in 252,695 incremental shares and of the 3,166,666 Class E warrants (Note 8) that are in the money as of the reporting date calculated using the treasury stock method which resulted in 1,477,617 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class A, B, C, D, F and G warrants that were out-of-the money as of the reporting date, calculated using the treasury stock method. As of December 31, 2025, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C, D, F and G warrants was

21,358,068 (Note 8).
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
For 2023 the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution of the unexercised options to acquire common shares (Note 10) calculated using the treasury stock method which resulted in 97,318 incremental shares and the potential dilution from the conversion of outstanding Series C Preferred Shares (Note 9) calculated with the “if converted” method by using the average closing market price over the period up to their conversion which resulted in 4,234,814 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards (Note 10) and any incremental shares resulting from the exercise of the unexercised Class A, B, C, D and E warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method. As of December 31, 2023, the aggregate number of common shares issuable upon the exercise of the unexercised Class A, B, C, D and E warrants was 10,810,267.
The weighted average number of shares outstanding was adjusted to reflect the reverse stock split effected on April 28, 2023 (Note 1).

12.	Revenues
The amounts in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,
	2023	2024	2025
Time charter revenues	21,738,874	20,153,955	67,952,884
Voyage charter revenues	158,583,636	124,860,634	86,822,863
Other income	3,403,310	2,465,391	6,228,559

Total	183,725,820	147,479,980	161,004,306

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
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2023, 2024 and 2025 was $19.2 million, $23.8 million and $12.1 million, respectively and is included within “Voyage charter revenues” in the above table.
As of December 31, 2024 and December 31, 2025, receivables from the Company’s voyage charters amounted to $11.8 million and $5.3 million, respectively.
As of December 31, 2024 and 2025, the Company recognized $652,769 and $1,107,956, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs are recorded in “Other current assets” in the consolidated balance sheets.
As of December 31, 2024 and 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $5.4 million and $10.8 million, respectively. The Company recognized the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2025. The Company will recognize the undelivered performance obligation as of December 31, 2025 as revenues in the first quarter of 2026.

13.	Vessel Operating Expenses
The amount in the accompanying consolidated statements of comprehensive income are analyzed as follows:

	Year ended December 31,
	2023	2024	2025
Vessels’ Operating Expenses
Crew wages and related costs	13,452,713	13,899,451	19,817,861
Insurance	1,168,486	1,300,635	1,665,173
Repairs and maintenance	3,884,234	3,800,814	5,483,633
Spares and consumable stores	4,821,081	4,713,148	7,416,239
Miscellaneous expenses	2,315,920	2,658,686	3,338,629

Total	25,642,434	26,372,734	37,721,535

14.	Other operating income
The amounts of $1,900,000 and $885,443 included within “Other operating income” for the years ended December 31, 2024 and 2025, respectively, in the consolidated statement of comprehensive income related to collections of claims in connection with repairs undertaken in prior years.

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

•
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time charter contracts as of December 31, 2025, amount to $14,863,294 during the twelve months ending December 31, 2026 and $7,294,950 during the twelve months ending December 2027.

•
As of December 31, 2025, the Company had total obligations under the memoranda of agreements (Note 3) for the acquisitions of the five handysize drybulk vessels, the product tanker vessel and the post panamax bulker vessel “Post Marvel” of $129,510,000, out of which $124,350,000 will be paid in cash and $5,160,000 in Company’s common shares, due during the twelve months ending December 31, 2026.

17.	Subsequent events
On January 12 and on April 3, 2026, the vessels “Post Marvel” and “Eco Crossfire”, respectively, were delivered to the Company (Note 3).
On February 9, 2026, the Company’s Board of Directors approved a stock repurchase plan for an amount of up to $10,000,000 to be used for repurchasing the Company’s common shares. The Company completed the repurchase of

546,679
shares paying an average price per share of $4.12 and $2.3 million up until today.
On March 9, 2026, the Company declared dividends amounting to $435,246 to the holders of the Company’s Series A Preferred Shares.
Subsequent to December 31, 2025, military conflict involving Iran disrupted vessel transit in and around the Strait of Hormuz. At the date of the issuance of these consolidated financial statements the Company had two drybulk vessels awaiting for charterers instructions regarding transit in the area and cannot predict the duration or financial effect of this matter.